18


07025845

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OAO Unified Energy Systems of Russia

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04077 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 8/9/07


RECEIVED
2007 AUG -8 A 6:30
RAO "UES OF RUSSIA" • ANNUAL REPORT 2006



RAO "UES OF RUSSIA" ANNUAL REPORT 2006

The Annual Report 2006 of OAO RAO "UES of Russia" was approved by the Board of Directors of RAO "UES of Russia" on 25 May 2007 and submitted for shareholder approval at the Annual General Meeting of OAO RAO "UES of Russia" on 26 June 2007.

Contents

CORPORATE HIGHLIGHTS 4

STATEMENT BY BOARD CHAIRMAN AND MANAGEMENT BOARD CHAIRMAN OF RAO "UES OF RUSSIA" 6

ABOUT THE COMPANY 10

CAPITAL OF OAO RAO "UES OF RUSSIA" 12

CORPORATE GOVERNANCE SYSTEM 18

Shareholders Meeting 21

Board of Directors 22

Management Board 25

Governance System 26

REFORMING THE COMPANY 36

Results of the Structural Reform 38

Liberalization of the Electricity Markets 44

First Phase of the Company's Reorganization 45

Reform Plans 46

REGULATORY ENVIRONMENT AND MACROECONOMIC INDICATORS 54

Power Consumption Trends 55

Factors Affecting Pricing in Electricity Industry 57

Electricity and Heat Tariffs 59

ENSURING RELIABLE OPERATION OF THE UES OF RUSSIA 62

Operation of the UES of Russia

Technical Policy

INVESTMENT PHASE OF THE UES DEVELOPMENT



Investment Needs of the UES of Russia

Sources of Investment

ELECTRICITY AND HEAT MARKETS 76

Wholesale Electricity Market 77

Retail Electricity Markets 84

Heat Market 85

PRODUCTION RESULTS 86

Generation 86

Electricity Transmission and Distribution 92

Electricity Sales 94

INVESTMENT ACTIVITIES 96

COMPANY'S FINANCE 100

Financial Management and Financial Market Operations 101

Company's Financial Performance 104

Auditor's Report 110

Statutory Financial Statements of the Company 114

Opinion Statement of the Auditing Commission 117

INTERNATIONAL ACTIVITIES 118

International Cooperation of RAO "UES of Russia" 118

Foreign Assets and Projects 121

Electricity Exports and Imports 122

CORPORATE SOCIAL RESPONSIBILITY 126

APPENDIX 130

Corporate Governance Code Compliance Report 132

Information on Members of the Board of Directors, Management Board, Committees and Commissions under the Board of Directors of RAO "UES of Russia" 138

Information on Stakes and Voting Shares Held by RAO "UES of Russia", Membership in Not-for-Profit Organizations 145

RAO "UES of Russia" Subsidiaries with Shares Traded on Stock Markets 161

Report on Financing of OAO RAO "UES of Russia" Investment Programme Projects 167

Information on Transactions Made by OAO RAO "UES of Russia" 168

Company Bylaws 172

Major Corporate Events 174

Glossary 180

Contact Information 185

2006 Corporate Highlights

59 REGIONAL ENERGOS COMPLETE SEPARATION BY LINES OF BUSINESS

ALL THERMAL WGCs AND MOST TGCs CREATE THEIR INTENDED FINAL STRUCTURE

NEW RULES FOR THE OPERATION OF THE WHOLESALE AND RETAIL ELECTRICITY (CAPACITY) MARKETS ARE ADOPTED

OAO "WGC-5" COMPLETES ITS IPO, THE FIRST ONE AMONG THE RAO UES GENERATION COMPANIES, RAISING USD459 MILLION IN FUNDS TO FINANCE ITS INVESTMENT PROGRAMME

THE FIRST SALE OF A REGIONAL ENERGY RETAIL COMPANY OF RAO "UES OF RUSSIA" TO A PRIVATE INVESTOR TAKES PLACE.
THE SHARES IN OAO "YAROSLAVL ENERGY RETAIL COMPANY" HELD BY RAO "UES OF RUSSIA" HAVE BEEN SOLD IN A PUBLIC AUCTION

THE EGM OF RAO "UES OF RUSSIA" HELD ON 6 DECEMBER 2006 APPROVES THE FIRST PHASE OF THE COMPANY REORGANIZATION BY SPIN-OFF OF TWO GENERATION COMPANIES FROM RAO "UES OF RUSSIA":
OAO "WGC-5" AND OAO "TGC-5"

Key Performance Highlights of RAO "UES of Russia" Holding Company and Parent Company

INDICATORS	UNIT OF MEASUREMENT	2004	2005	2006
Installed capacity of power plants owned by the Holding Company	million kW	156.5	157.9	159.2
Electricity output by RAO UES energy companies	billion kWh	651.9	665.4	695.0
Heat output by RAO UES entities	million Gcal	465.8	465.2	477.8
Average annual number of employees in the Holding Company's entities	'000 persons	496.3	461.2	469.3
Length of the Holding Company's transmission lines	'000 km	2,482.5	2,479.0	2,476.8
Total length of the Holding Company's backbone transmission lines (220 kV and above)*	'000 km	144.2	144.7	144.9
Total length of the Holding Company's transmission lines (35-110 kV)	'000 km	478.3	478.7	479.0
Total length of the Holding Company's transmission lines (0.38-20 kV)	'000 km	1,860.0	1,855.6	1,852.9
Company's net revenues from sale of goods, products, works and services	millions of RUB	34,461	32,579	40,297
Company's profit before taxes	millions of RUB	27,233	24,964	754,942
Company's net (retained) income	millions of RUB	24,069	20, 898	745,088
Dividends per ordinary share of the Company	RUB	0.0559	0.0574	0**
Dividends per preferred share of the Company	RUB	0.2233	0.1939	0**

* overhead and cable transmission lines

** submitted for shareholder approval at the AGM of OAO RAO "UES of Russia" on 26 June 2007



ALEXANDER VOLOSHIN,
Chairman of the Board of Directors
RAO "UES of Russia"



ANATOLY CHUBAIS,
Chairman of the Management Board
RAO "UES of Russia"

Statement by Directors Board Chairman and Management Board Chairman of RAO "UES of Russia"

Dear Shareholders,

During the reporting year, the Company's management bodies paid special attention to implementing the industry reform, shaping the five-year investment programme for RAO UES entities, and the current financial and production issues.

The key resolutions taken by the Board of Directors included the approval of the first and final reorganization of the Company, the strategy for issuance of additional shares by the generation companies, and the strategy for disposal of shares in the energy retail companies. Before consideration by the Board, virtually all questions were reviewed by the Management Board of RAO "UES of Russia" and the advisory bodies under the Board of Directors — the Strategy and Reform Committee, Audit Committee, Appraisal Committee, and Human Resources and Remunerations Committee. In 2006, the Board of Directors created an Investment and Fuel Supply Commission.

The relationships between the Company's managers and shareholders, the system of accountability, responsibility and management actions were regulated by the Revised Corporate Governance Code of RAO "UES of Russia" adopted in 2006.

After the AGM held in 2006, the Board of Directors and Management Board of RAO "UES of Russia", together with the management bodies of the RAO UES subsidiaries, continued the process to create the intended final structure of the electricity industry. All thermal WGCs completed consolidation of their subsidiaries via a share exchange. 9 out of the 14 TGCs completed the creation of their intended corporate structure. To date, 64 out of the 72 regional energos have fully completed the functional unbundling process, including 11 companies in 2006.

In the power grid and dispatching business, efforts were continued to consolidate the UNEG facilities within OAO "UES FGC" and the dispatching operations within the framework of OAO "UES SO-CDA".

In the reporting year, the Company's management bodies approved the reorganization of RAO "UES of Russia" (the Parent Company) in two phases. The first reorganization phase will be implemented in 2007 by divesting two companies—WGC-5 and TGC-5. Shares in these companies will be distributed pro rata among the shareholders of RAO "UES of Russia". The second reorganization phase is expected to be completed by 1 July 2008. By that time, RAO "UES of Russia" will have spun out all companies of the intended final sector structure, and the Parent Company will discontinue operations. As a result of the reorganization, all shareholders in RAO "UES of Russia" will receive shares in the spin off companies in proportion to their holdings of the Parent Company shares.

After the reorganization is completed, the state will control OAO "UES FGC", OAO "UES SO-CDA", OAO "HydroWGC", ZAO "INTER RAO UES", "IDC Holding", and "Far East and Islanded Regional Energos Holding", and the thermal WGCs and TGCs will become fully private companies.

Pursuant to the Russian Government resolution, the wholesale and retail electricity markets were liberalized with effect from 1 September 2006. The new model for th wholesale electricity market includes a sys tem of regulated bilateral contracts and th competitive spot and balancing markets. Th share of electricity sold at unregulated price will increase stepwise to reach 100 percent b January 2011. The retail market will be liber alized in parallel with the wholesale market.

The first results of the markets' operatio suggest that they deliver improved efficienc Today, the wholesale market prices refle the actual proportion between the deman and supply. The market gives adequate pric signals to both electricity producers and con sumers.

2006 saw an unprecedented growth i terms of electricity consumption during th entire reform period, with the energy us nation-wide increasing 4.2 percent durin the year. This represents a 2.5-fold increas compared to the average annual growth rat of electricity consumption over the past fiv years. In November 2006, the Russian Federa tion Government released a basic forecast o electricity production for domestic consump tion at 1,426 billion kWh by 2015. This mean that the average annual growth rate of elec tricity use until 2010 will be approximatel 5 percent, and 3.6 percent in 2011-2015.

Such a dramatic increase in electricit consumption means that a lot of new genera tion capacity will have to be constructed an brought on line very quickly. By 2011, we wi need to put into operation over 40,000 MW o generation capacity, of which about 34,000 M will be built by the companies which toda form part of RAO UES Holding Company.

The RAO UES Investment Programme is designed to achieve those goals. By 2011, over RUB3.1 trillion in funds will be allocated to finance the Investment Programme, including RUB1.3 trillion to be used for the development of power grid facilities. The Programme takes into account the needs of each region of Russia. Together with the regional administrations, we have started to work out and implement five-year programmes designed to ensure reliabile power supply and develop energy facilities in the regions.

The key mechanism to attract investments in the generation segment is offering new shares in WGCs and TGCs to private investors. To date, we have completed three offerings, which we consider were a great success. As a result of the offerings, the three generation companies—WGC-5, WGC-3 and TGC-5—raised about RUB107 billion in funds for their investment programmes.

In 2007-2008, seventeen generation companies are to hold IPOs. The Board of Directors and the Management Board of RAO "UES of Russia" expect that these offerings will generate at least RUB420 billion in cash, which will be used to implement the WGC and TGC investment programmes. As a result, the total amount of investments to be made by the RAO UES energy companies in 2007 will increase almost threefold to RUB520.5 billion compared to 2006, and 4.5-fold over 2005.

During the year under review, we brought on line new generation facilities, including power unit 2 of 450 MW at the Severo-Zapadnaya CHPP, new 180 MW power units at the Khabarovskaya CHPP-3 of OAO "Far Eastern Generation Company", CHPP-5 of OAO "TGC-1", and the Chelyabinskaya CHPP-3 of OAO "TGC-10". By end-2006, the installed capacity of power plants of RAO UES Holding Company increased by 1,300 MW reaching 159,200 MW. Electricity output grew by 4.4 percent, and heat output rose 2.7 percent.

The progress with the electricity reform, the current results of our financial and production activities during the reporting year were hailed by the investment community. In February 2007, international rating agency Standard & Poor's upgraded its corporate credit rating on RAO "UES of Russia" to 'BB' from 'B+'. The national rating was upgraded to 'ruAA' from 'ruA+'. From 28 June 2006, when the previous AGM of OAO RAO "UES of Russia" was held, to 24 April 2007, the Company's market capitalization grew by 96 percent to USD58 billion, outstripping the RTS Index by 57 percent.

The revenues of RAO UES Group in 2006 were in excess of RUB900 billion, an increase of over RUB135 billion compared to 2005. Despite that, the Board of Directors recommends, for the first time, that the shareholder meeting, which is the supreme management body of the Company, vote to omit the dividend in respect of 2006. This recommendation is due to the review of the market value of the Company's holdings in its subsidiaries, which resulted in the accrual of a net "paper profit" of RUB717 billion. In such a situation, we believe that dividend payment from the paper profit would not be advisable.

Next year, the management and shareholders of the Company will have to complete the corporate restructure and vote on the resolution to implement the final reorganization phase of OAO RAO "UES of Russia", as well as launch a large-scale investment process in the energy sector. We are convinced that our joint efforts will help us meet the challenges that the national economy presents to the electricity industry. Investments in the sector will enable us to create an entirely new industry making use of cutting-edge technologies and give an impetus to the development of the related sectors.

Alexander Voloshin,
Board Chairman

Anatoly Chubais,
Chairman of the Management Board

About the Company

OAO RAO "UES of Russia" was established in 1992 pursuant to Decrees of the Russian President No. 923, dated 15 August 1992, and No. 1334, dated 5 November 1992. The contributions to the Company's authorized capital were made in the form of property of thermal and hydroelectric power plants, power transmission lines with substations, other energy facilities, and shares in energy companies, power sector research and development and construction entities.

OAO RAO "UES of Russia" was registered with the Moscow Registration Chamber on 31 December 1992 (Registration Certificate No. 020.863). Pursuant to the legislative requirements, on 19 July 2002 the Company re-registered with the Moscow City Directorate of the Ministry of Taxes and Levies of Russia and was assigned the Principal State Registration Number (OGRN) 1027700043293. Pursuant to Order of the Russian President No. 1009, dated 4 August 2004, OAO RAO "UES of Russia" was included in the List of Strategic Enterprises and Strategic Joint Stock Companies.

OAO RAO "UES of Russia" (also the "Company" or the "Parent Company") is engaged in organizing activities of its subsidiaries and dependent companies directly involved in the generation, dispatching, transmission and retailing of electricity and heat. Taken together, OAO RAO "UES of Russia", its subsidiaries and dependent companies make up RAO UES Holding Company (the "Holding Company").

The Holding Company and other subsidiaries of OAO RAO "UES of Russia" — research and development institutions, repair and maintenance companies, services providers, and other entities not involved in the generation, dispatching, transmission or retailing of electricity and heat — comprise RAO UES Group (also the "Group").

COMPANY'S MISSION

In the interests of its shareholders, OAO RAO "UES of Russia" endeavours to ensure a long-term increase in the value of the Company and its assets and to increase the efficiency of the Holding Company's entities.

The mission of OAO RAO "UES of Russia" is to:

- achieve the goals of the electricity reform;
- ensure reliable and uninterrupted power supply of electricity and heat to customers;
- maintain a balance of interests of the Company's owners (the state and minority shareholders) and other stakeholders.

The key strategic goals and objectives pursued by RAO "UES of Russia" in the course of the sector reform are as follows:

- to attract massive investment in the electricity industry and create the conditions for raising private capital;
- to create a competitive market for electricity (capacity);
- to increase the efficiency of power utilities;
- to expand the market share of the Holding Company entities on the heat and electricity markets;
- to develop and implement a fair and transparent system of regulation for power grid companies;
- to improve the corporate governance system.

RAO UES COMPANIES GENERATE

69.8%

of electricity

32.7%

of heat in Russia

RAO UES COMPANIES ACCOUNT FOR

72.1%

of generating capacity

96.0%

of the entire length of the UNEG transmission lines

THE HOLDING COMPANY HAS

469,300

employees

COMPANY STRUCTURE

As at 31 December 2006

RAO UES Group

RAO UES Holding Company

[illegible]

- Executive administration and branches, representative offices

[illegible]

OAO System Operator Central Dispatch Administration of the Unified Energy System — [illegible]
- Branches: integrated dispatch administrations (IDA)

OAO Federal Grid Company of the Unified Energy System — [illegible]
- Branches: territorial isolated units, bulk transmission trunk grids (TGs)

OAO [illegible] — 40 [illegible]

Wholesale generation companies — 49 [illegible]
- OAO "WGC-1", OAO "WGC-2", OAO "WGC-3", OAO "WGC-4", OAO "WGC-5", OAO "WGC-6", OAO "HydroWGC"

Territorial generation companies — 49 [illegible]
- OAO "TGC-1", OAO "TGC-2", OAO "Mosenergo" (TGC-3), OAO "TGC-4", OAO "TGC-5", OAO "TGC-6", OAO "Volzhskaya TGC" (TGC-7), OAO "Southern Generation Company – TGC-8", OAO "TGC-9", OAO "TGC-10", OAO "TGC-11", OAO "Yeniseyskaya TGC" (TGC-13), OAO "TGC-14", OAO "Far Eastern Generation Company" [illegible]

Interregional distribution companies — [illegible]
- OAO "Center and North Caucasus IDC", OAO "North-West IDC", OAO "Urals and Volga IDC", OAO "Siberia IDC"

[illegible] — [illegible]

[illegible] — [illegible]

[illegible] companies — 49 [illegible] 100
- Generation companies — [illegible]
- Energy retail companies — [illegible]
- Distribution companies — [illegible]
- Transmission (trunk grid) companies — [illegible]

COMPANIES INCLUDED IN RAO UES GROUP
- OAO "Power Machines", OAO "Russian Communal Systems"
- Scientific, research, design, and construction companies
- ZAO "Agency for Power Balance Forecasting", non-core companies

[illegible]

Capital of OAO RAO "UES of Russia"

As at 31 December 2006, the share capital of OAO RAO "UES of Russia" amounted to RUB21,558,451,684, and was divided into 43,116,903,368 shares of 50 kopecks par value each, including 41,041,753,984 ordinary shares and 2,075,149,384 preferred shares.

139,989,946 shares of the Company were issued in 1993, and the second issue of 42,976,913,422 shares took place in 1995.

On 17 June 2003, the Federal Commission for Securities Market (FCSM) of Russia adopted Resolution No. 03-1131/r providing for the consolidation of the share issues of OAO RAO "UES of Russia":

- the issues of ordinary shares of OAO RAO "UES of Russia" were assigned a new state registration number, 1-01-00034-A, and the old state registration numbers, 73-1P-1553 of 18 August 1993, and MF 73-1-00901 of 16 October 1995, were cancelled;
- the issues of preferred shares of OAO RAO "UES of Russia" were assigned a new state registration number, 2-01-00034-A, and the old state registration numbers, 73-1P-1553 of 18 August 1993, and MF 73-1-00901 of 16 October 1995, were cancelled.

Under the Charter of RAO "UES of Russia", the Company is authorized to issue, in addition to the shares outstanding, 6,467,535,504 additional ordinary shares, 50 kopecks each, worth a total of RUB3,233,767,752. The Company may issue additional shares only within the number of the shares authorized for issuance.

The shareholders owning ordinary and preferred shares in OAO RAO "UES of Russia" have all the rights to take part in running the Company and rights to a share of its assets, as provided by Russian law and the Company Charter.

PECULIARITIES OF THE DIVIDEND RIGHTS OF PREFERRED SHAREHOLDERS

The holders of Type A preferred shares have the right to a fixed annual dividend. The amount of dividend payable on each Type A preferred share makes 10 percent of the Company's full year net profit divided by the number of preferred shares, which make up 25 percent of RAO UES authorized capital. If the dividend amount to be paid by the Company on each ordinary share in a particular year is greater than the dividend payable per Type A preferred share, the preferred dividend amount is to be increased to the amount of the ordinary dividend. The dividends to the holders of Type A preferred shares are paid annually within the period determined by the General Shareholder Meeting, but no later than 1 May of the year following the year of the General Shareholder Meeting which declares the dividend. Additional payments are made on the ordinary dividend payment dates where the amount of the Type A preferred dividend is to be increased to equal the ordinary dividend amount.

The state owns 22,715,371,537 shares, or 52.68% of all shares outstanding.

Ownership Structure of OAO RAO "UES of Russia", %


2.89
31 December
2005
44.43
52.68


3.20
31 December
2006
44.12
52.68

STATE
LEGAL PERSONS AND NOMINEES
PRIVATE INDIVIDUALS

Major Shareholders of OAO RAO "UES of Russia"*

	STAKE, %
Russian Federation through the Federal Agency for Federal Property Management	52.6832
ING BANK (EURASIA) ZAO (as nominee)	18.4521
ZAO "Gazprombank" (as nominee)	10.4902
Not-for-profit Partnership "The National Depository Center" (as nominee)	6.8298
ZAO "Depository Clearing Company" (as nominee)	5.6459

* as at 31 December 2006

State Ownership Structure of Shares in OAO RAO "UES of Russia"*

	QUANTITY OF SHARES	STAKE, %
Ordinary shares		
State ownership, total	22,569,848,313	52.3457
including:		
held by the Federal Agency for Federal Property Management	22,569,834,761	52.3457
held by the regional property management authorities	13,552	0.00003
Preferred shares		
State ownership, total	145,523,224	0.3375
including:		
held by the Federal Agency for Federal Property Management	145,523,224	0.3375

* as at 31 December 2006

ВЕДОМОСТИ

THE WALL STREET JOURNAL & FINANCIAL TIMES

With the electricity reform progressing, favourable conditions are beginning to emerge for the increase in the energy companies' value. RAO "UES of Russia" is one of the likely beneficiaries of this process, say Aton analysts. According to them, RAO UES shares do not only provide an opportunity to take part in the liberalization of the wholesale electricity market and privatization of the power generation assets, they are a very liquid instrument. Alfa-Bank's analysts agree that shares of RAO "UES of Russia" are a reliable and very liquid way of taking part in the electricity reform.

VEDOMOSTI NEWSPAPER,
23 NOVEMBER 2006

Russian Federation Resident vs. Non-Resident Ownership of Shares in OAO RAO "UES of Russia"*, %



3.98
0.01
24.79
12 May 2005
71.22
4.38
0.01
23.18
5 October 2006
72.43
RUSSIAN FEDERATION RESIDENT LEGAL PERSONS
NON-RUSSIAN FEDERATION RESIDENT LEGAL PERSONS
RUSSIAN FEDERATION RESIDENT PRIVATE INDIVIDUALS
NON-RUSSIAN FEDERATION RESIDENT PRIVATE INDIVIDUALS

* as of the record dates for the General Shareholder Meetings of RAO "UES of Russia" in 2006 (AGM held 28 June 2006, and EGM held 6 December 2006).

Cross-Ownership of RAO UES Shares*

COMPANIES OWNING SHARES IN OAO RAO "UES OF RUSSIA"	QUANTITY OF SHARES		STAKE, %
	ORDINARY SHARES	PREFERRED SHARES	
OAO "WGC-5"	2,860,038	-	0.006633
OAO "Penzaenergo"	9,400	-	0.000022
OAO "Samaraenergo"	88,550	-	0.000205
OAO "Karachayevo-Cherkesskenergo"	118,272	-	0.000274
OAO "Kirovenergo"	2,080,389	-	0.004825
OAO "Tyumenenergo"	25,653,944	6,693,960	0.075024
OAO "Altayenergo"	426,735	-	0.000990
OAO "Buryatenergo"	100,000	-	0.000232
OAO "Yakutskenergo"	16,200	-	0.000038

* as at 31 December 2006

MARKET FOR SHARES OF OAO RAO "UES OF RUSSIA"

Ordinary shares of OAO RAO "UES of Russia" are included in the Quotation Lists A, Level 1, on the trading floors of ZAO "MICEX Stock Exchange" (ZAO "MICEX SE"), Non-Profit Partnership "Russian Trading System Stock Exchange" (NP "RTS SE"), and OAO "Russian Trading System Stock Exchange" (OAO "RTS SE").

The Company's preferred shares are included in the Quotation List A, Level 1, on the trading floor of ZAO "MICEX SE" and the Quotation Lists A, Level 2, on NP "RTS SE" and OAO "RTS SE".

In 2006, shares of RAO "UES of Russia" accounted for 18.7% of the overall MICEX trading volume and 20% of RTS trading.

Over 2006, the capitalization of RAO "UES of Russia" grew by 130 percent, or USD24 billion, to USD42.04 billion from USD18.04 billion, twice the increase of the RTS index, which rose 64 percent. The investors reassessed the prospects for the energy companies in all lines of business: thermal generation (the value of the WGCs grew on average by 110 percent in 2006), electricity distribution (the value of the regional distribution companies grew by 150 percent), hydropower, transmission and retail companies. As a result, shares of RAO "UES of Russia", which has ownership interests in energy companies operating in different segments, grew on the back of the optimistic market sentiment regarding the prospects of the Russian electricity industry.

The capitalization of RAO "UES of Russia" in 2006 was significantly influenced by the key corporate events and the resolutions adopted by the Russian Federation Government. Such events included the introduction of new Rules for the operation of the wholesale and retail markets for electricity (capacity); the public offering of WGC-5. The Russian Federation Government meeting which established the schedule for the liberalization of the electricity market and gas price increases; the Extraordinary General Meeting of shareholders which approved the first phase of the Company's reorganization, etc.

2006 was rich in corporate and stock market events at the subsidiaries and dependent companies of RAO "UES of Russia". During the year, 5 WGCs and 6 out of 14 TGCs floated on the stock market (OAO "TGC-2", OAO "TGC-4", OAO "TGC-5", OAO "TGC-6", OAO "TGC-8", and OAO "TGC-9"). Due to the trading volume and liquidity growth, shares of OAO "WGC-5", OAO "WGC-6", OAO "TGC-5" were moved from the non-listed securities schedule to the Quotation List "B".

Trading Volumes in RAO UES Shares on Russia's Major Stock Exchanges, 2006, millions of USD

PERIOD	NP "RTS SE"	ZAO "MICEX SE"
Quarter 1	758.64	22,564.45
Quarter 2	570.21	28,889.71
Quarter 3	492.57	28,493.74
Quarter 4	887.12	22,447.53

Capitalization Growth of RAO UES Generation Companies (From Start-2006/Market Floatation to End-2006)

	TRADING START DATE	CAPITALIZATION GROWTH, %
WGC-2	20.07.2006	100
WGC-3	09.02.2006	139
WGC-4	15.08.2006	55
WGC-5	10.01.2006	199
WGC-6	15.08.2006	46
TGC-2	18.10.2006	34
TGC-4	31.11.2006	4
TGC-5	17.07.2006	50
TGC-6	17.07.2006	49
TGC-8	15.08.2006	61
TGC-9	15.09.2006	63



Price Dynamics of RAO UES Shares on MICEX, %


150
140
130
120
110
100
90
80
70
60
50
10.01.06
17.01.06
24.01.06
31.01.06
07.02.06
14.02.06
21.02.06
01.03.06
09.03.06
16.03.06
23.03.06
30.03.06
06.04.06
13.04.06
20.04.06
27.04.06
05.05.06
15.05.06
22.05.06
29.05.06
05.06.06
13.06.06
20.06.06
27.06.06
04.07.06
11.07.06
18.07.06
25.07.06
01.08.06
08.08.06
15.08.06
22.08.06
29.08.06
05.09.06
12.09.06
19.09.06
26.09.06
03.10.06
10.10.06
17.10.06
24.10.06
31.10.06
08.11.06
15.11.06
22.11.06
29.11.06
06.12.06
13.12.06
20.12.06
ORDINARY SHARES
PREFERRED SHARES
MICEX INDEX

Capitalization of OAO RAO "UES of Russia" (according to MICEX), billions of USD


50
46
42
38
34
30
26
22
18
10.01.06
17.01.06
24.01.06
31.01.06
07.02.06
14.02.06
21.02.06
01.03.06
09.03.06
16.03.06
23.03.06
30.03.06
06.04.06
13.04.06
20.04.06
27.04.06
05.05.06
15.05.06
22.05.06
29.05.06
05.06.06
13.06.06
20.06.06
27.06.06
04.07.06
11.07.06
18.07.06
25.07.06
01.08.06
08.08.06
15.08.06
22.08.06
29.08.06
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12.09.06
19.09.06
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24.10.06
31.10.06
08.11.06
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22.11.06
29.11.06
06.12.06
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20.12.06

Price Dynamics of RAO UES DR on the London Stock Exchange (LSE), USD


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105
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45
35
25
15
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22.05.06
29.05.06
05.06.06
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20.06.06
27.06.06
04.07.06
11.07.06
18.07.06
25.07.06
01.08.06
08.08.06
15.08.06
22.08.06
29.08.06
05.09.06
12.09.06
19.09.06
26.09.06
03.10.06
10.10.06
17.10.06
24.10.06
31.10.06
08.11.06
15.11.06
22.11.06
29.11.06
06.12.06
13.12.06
20.12.06
DR (ORDINARY SHARES)
DR (PREFERRED SHARES)

Depositary Receipts Programmes of OAO RAO "UES of Russia"

DR PROGRAM	DEPOSITARY BANK	NUMBER OF SHARES HELD WITH DEPOSITARY BANK	VOLUME OF PROGRAMME	
			AS % OF AUTHORIZED CAPITAL	AS % OF TOTAL VOTES
Sponsored				
ADR (ordinary)	Deutsche Bank Trust Company Americas	457,141,000	1.06	1.1
ADR (preferred)	Deutsche Bank Trust Company Americas	367,550,300	0.85	–
Unsponsored				
GDR Reg S (ordinary)	Bank of New York	7,470,656,900	17.33	18.2

RAO UES DEPOSITARY RECEIPT PROGRAMS

OAO RAO "UES of Russia" established a Global Depositary Receipt Program (Reg S) and a Level 1 American Depository Receipts (ADR) for its ordinary shares in 1997. The Company's DRs are traded OTC in the USA, Great Britain, Germany, and Austria. The ADR program for preferred shares of RAO "UES of Russia" was established in May 2000.

In December 2001, both of the Company's ADR programs were transferred from The Bank of New York depositary to Deutsche Bank Trust Company Americas as successor depositary bank. The functions of the depositary bank for the GDR Reg S programme are performed, as before, by The Bank of New York.

As of 31 December 2006, about 20% of RAO UES shares were traded as Depositary Receipts outside Russia.

As the shareholders of OAO RAO "UES of Russia" approved the Company's reorganization through spin-off of OAO "WGC-5 Holding" and OAO "TGC-5 Holding" and the simultaneous merger of these spin-offs with and into OAO "WGC-5" and OAO "TGC-5", respectively, the RAO UES ADR and GDR holders will be able to exercise the following rights to shares in OAO "WGC-5" and OAO "TGC-5": receive Depositary Receipts representing shares in OAO "WGC-5" and OAO "TGC-5"; receive shares in OAO "WGC-5" and OAO "TGC-5"; receive proceeds from the sale of the shares (cash-out).

In the course of the Company's reorganization, RAO UES DR holders will receive GDR Reg S Receipts representing shares in OAO "WGC-5" and OAO "TGC-5".

However, due to the restrictions imposed by US laws, DR holders of RAO "UES of Russia" that are U.S. residents will only be able to receive cash proceeds from the sale of the WGC-5 and TGC-5 shares they are entitled to.

РБК daily

RAO UES stock prices have come close to one dollar. Recently, shares of RAO "UES of Russia" have been going against the stream. Since early November, the Company's shares have risen 30%, compared to the 10% growth of the RTS Stock Index during the period. The Company's market capitalization has reached USD40.3 bn. Analysts say that this is not the limit.

RBC DAILY NEWSPAPER, 5 DECEMBER 2006

Corporate Governance System

The framework for the governance system of OAO RAO "UES of Russia" and the Holding Company entities comprised of Russian laws, the Company's Charter and Corporate Governance Code.

The supreme management body of RAO "UES of Russia" is the General Shareholders Meeting. Shareholders delegate the powers to manage the Company between shareholder meetings to the Board of Directors. The Company is operated by the Management Board, the collective executive body of the Company appointed by the Board of Directors.

Relationships within the Company are based on hierarchical subordination; the activities of the Company officers and divisions are regulated in detail by its internal Standards and Regulations approved by the Management Board of OAO RAO "UES of Russia" and its Chairman. Standards have been developed to regulate the key managerial functions, including property management, corporate governance at the subsidiaries and dependent companies, budgeting and business planning, investment activities, determination of the key performance indicators, HR management, and internal audit.







In order to enhance its corporate governance and information transparency, the Company reviewed and approved the restated Corporate Governance Code and Regulation on the Information Policy of RAO "UES of Russia".

The amendments made to the Regulation on the Information Policy are designed to further improve the Company's information disclosure practices, including the methods, timing and scope of information disclosure on the corporate website, in the issuer's quarterly filings, and the annual report of the Company, and to bring the disclosure practices into line with the recommendations provided by Standard and Poor's.

In 2006, the Board of Directors of RAO "UES of Russia" approved the Regulation on Internal Control Procedures. Internal controls are the set of measures taken by the Company's Auditing Commission, Board of Directors, Audit Committee under the Board of Directors, and the executive bodies and divisions of the Company authorized to implement internal control.

Internal controls in RAO "UES of Russia" are aimed at identifying non-compliance with the laws and the Company's internal regulations in the conduct of business, and assessing the effectiveness of the Company's actions to achieve its goals. Control over the Company's financial and business operations is exercised by the Financial and Corporate Controlling Center and the Internal Audit Department.

Pursuant to Russian law and the Charter of RAO "UES of Russia", the Auditing Commission of the Company is elected by the shareholders at the AGM for a term of one year. The Commission has the authority to control the Company's financial and business operations and monitor compliance with Russian laws.

Auditing Commission members elected 28 June 2006*

Bystrov, Maxim Sergeyevich	Commission Chairman, Deputy Director of Department, Russian Federation Ministry of Economic Development and Trade
Brzhezyansky, Stanislav Edmondovich	Head of Directorate, Russian Federation Federal Tariffs Service
Myasnikov, Victor Mikhaylovich	Head of Financial and Economic Examination at the Financial Control and Audit Department, Ministry of Industry and Energy of the Russian Federation
Sannikov, Alexey Valeryevich	Head of Directorate, Russian Federation Federal Tariffs Service
Stefanenko, Svetlana Mikhaylovna	Deputy Director General, FGUP "FT-Center"; Director, Corporate Governance Analysis and Strategy Center

*positions held at the time of election.

The Auditing Commission's activities are governed by the Regulation on the Activities of the Auditing Commission of OAO RAO "UES of Russia". In 2006, the Commission conducted a review of the Company's operations.

Pursuant to the Regulation on Remuneration of Members of the Auditing Commission of RAO "UES of Russia" approved by the AGM on 28 June 2002 (as amended by the AGM of 28 June 2006), the Commission members were paid remuneration of RUB36,000 in respect of 2006.

The Company advances its interests in the subsidiaries and dependent companies by using corporate methods in strict compliance with the laws in force, the SDCs' charters and regulations.

The corporate governance system at RAO UES Holding Company is based on the Rules of Procedure for interaction of OAO RAO "UES of Russia" with the business companies whose shares (ownership interests) are owned by RAO "UES of Russia".

RAO "UES of Russia" exercises control over the current and future activities of the SDCs by the Board of Directors determining the Company's stance on the key items of business of General Shareholder Meetings and Board meetings of the SDCs. Special attention is paid to SDCs' major transactions.

The efforts undertaken by RAO "UES of Russia" to improve the corporate governance are similarly aimed at its subsidiaries and dependent companies. In 2006, work was performed to cause the SDCs' management bodies to adopt their own corporate governance codes and regulations on information policy. The standard forms of these documents were drafted by the Company's experts and recommended for approval.

AWARDS AND RATINGS IN CORPORATE GOVERNANCE AND INFORMATION DISCLOSURE

In 2006, ZAO "MICEX Stock Exchange" named RAO "UES of Russia" the winner in the category "Best Equity Issuer".

RAO "UES of Russia" also became a laureate of the Contest "Best Annual Report of Issuer Included in the RTS Quotation Lists."

The Investor Protection Association in 2006 declared RAO "UES of Russia" the winner of the Russian Leaders in Corporate Governance 2006 Awards in three categories: "Company Exercising the Greatest Influence on Corporate Governance Development", "Company with the Best Investor Relations", "Company with the Best Annual Report".

Chairman of the Management Board of RAO "UES of Russia" Anatoly Chubais was named the winner of the Russian Corporate Governance Leaders - 2006 Awards in the category "Best Corporate Manager".

In 2006, the Russian Institute of Directors and Expert RA Rating Agency assigned a B++ corporate governance rating to RAO "UES of Russia". The rating reflects the Company's sound corporate governance practices. The descriptions of B++ and B+ ratings may be viewed on the website: www.rid.ru.

SHAREHOLDERS MEETING

The highest governing body of OAO RAO "UES of Russia" is a General Shareholders Meeting. The procedure for convocation, preparation, conduct of the General Shareholders Meeting and the tally of votes is set forth in the Regulation on General Meeting of Shareholder of OAO RAO "UES of Russia" approved by the shareholders at the AGM of 2002.

Shareholders owning, in the aggregate, at least 2 percent voting shares of the Company may propose items of business for inclusion on the AGM agenda. Shareholders' proposals must be submitted in writing to the Company not later than 60 days after the financial year-end. Such shareholders may also nominate candidates for the Board of Directors. The number of such candidates should not be more than the number of Board members. If nominations are submitted for election to the Board of Directors at an Extraordinary General Meeting of shareholders, they must be received by the Company not later than 30 days before the date of the meeting.

The nomination for the Board of Directors must set forth each candidate's name and ID details, and the body he/she is being nominated for.

The nomination shall be deemed received on the day it is delivered to the Company.

An Extraordinary General Meeting of shareholders is held pursuant to a decision of the Board of Directors of RAO "UES of Russia" on its own initiative, on the requirement of the Company's Auditing Commission, the Company Auditors, and the shareholder(s) who hold(s) at least 10% voting shares as of the date on which the relevant notice is given to the Board of Directors. The items of business to be considered by the EGM are proposed by the person requiring to call the Meeting.


ГАЗЕТА

RAO "UES of Russia" has been named the company with the best investor relations system. Members of the Investor Protection Association have noted the "constant and professional dialogue between RAO "UES of Russia" and the investors", the "information transparency", and "prompt and timely information disclosure". Investors believe that RAO "UES of Russia" is the nation's leader in corporate governance, saying that no other company has had a greater influence on the sphere. Russia's electricity reform being implemented by RAO "UES of Russia" is seen as an example to be followed by both Russian and international energy companies.

GAZETA NEWSPAPER, 25 DECEMBER 2006

BOARD OF DIRECTORS

In 2006, OAO RAO "UES of Russia" held two General Meetings of shareholders.

The AGM held on 28 June 2006 approved the Company's 2005 Annual Report and the annual financial statements, declared final dividends on its ordinary and preferred shares, approved the appointment of the Company Auditors, adopted amendments and additions to the Company Charter, elected new members of the Board of Directors and the Auditing Board of the Company, and approved the interested party transactions (series of related transactions) involving the acquisition by RAO "UES of Russia" of new shares in OAO "HydroWGC" and OAO "UES FGC". The meeting results can be viewed on the Company's website www.rao-ees.ru.

The Company's Extraordinary General Meeting held by absentee vote (without a physical meeting) on 6 December 2006 approved the first phase of the Company's reorganization by way of spin-off of OAO "WGC-5 Holding" and OAO "TGC-5 Holding", elected the Boards of Directors of OAO "WGC-5 Holding" and OAO "TGC-5 Holding", and approved the merger of those spin-off companies with and into OAO "WGC-5" and OAO "TGC-5", respectively. The meeting also approved the purchase by RAO "UES of Russia" of additional shares in OAO "UES FGC".

The Board of Directors of OAO RAO "UES of Russia" is responsible for the overall management of the Company's operations and acts under the authority granted to it by the Charter and the Regulation on the Board of Directors of RAO "UES of Russia".

A Board meeting may be called on the request of a member of the Board of Directors, the Auditing Commission, the Company Auditors, Chairman of the Management Board, and the Management Board.

Regular Board meetings are convoked by the Board of Directors according to the approved schedule.

The Board of Directors approves the List of principal issues to be considered the meetings of the Board of Directors of RAO "UES of Russia" during the period until the next AGM of the Company. The list includes proposals made by the shareholders owning, in the aggregate, not less than 5 percent of the Company's ordinary shares, by the Board Chairman and members, by members of the Auditing Commission and the Management Board of RAO "UES of Russia".

The draft agenda of the Board meeting, explanatory note, draft resolutions of the Board of Directors, and the relevant accompanying documents are circulated to Board members not later than 20 business days before the meeting.

The Board of Directors has 15 members elected by the General Shareholders' Meeting.

The Board of Directors elected by the shareholders at the AGM held on 28 June 2006 comprises ten Government representatives, including the Management Board Chairman, four representatives of the minority shareholders, and one representative of the Company executives.

In 2006, the Board of Directors hel 28 meetings and considered over 220 item of business.

The most important matters considered b the Board of Directors of RAO "UES of Russia in 2006 were as follows: the Board of Director revised the Strategy Concept for 2003-200 of RAO "UES of Russia" "5+5"; approved th measures to complete the reorganization c almost all generation companies (WGCs an TGCs) comprising the intended final industr structure; approved the sale of the shares c the first energy retail company, OAO "Yarosla Retail Company"; determined the approach t dealing with the shareholding in OAO "Pow er Machines" and the latter's developmer strategy; approved the terms of stock optio agreements offered to the directors genera and senior executives of RAO UES subsidiar ies and dependent companies; approved th Programme for raising large-scale invest ments in the electricity industry; approved th list of companies to issue additional shares adopted the Strategy for the energy reta companies; approved the divestment of th Company's stakes in non-core companies.

On 22 September 2006, the Board of Di rectors reviewed the key issues relating t the first phase of RAO UES reorganizatio and recommended them for approval by th shareholders at the General Meeting.

In 2006, the Board of Directors of RAO "UE of Russia" approved several interested part transactions (as listed in Appendix 6). Pursu ant to the requirements of the Russian laws the information on such transactions and th results of the Board meetings of RAO "UE of Russia" were disclosed on a timely basi in the securities issuer's quarterly filings an posted on the corporate website.

Board of Directors Elected on 28 June 2006*

Voloshin, Alexander Stalyevich	Chairman of the Board of Directors, RAO "UES of Russia"
Khristenko, Victor Borisovich	Deputy Chairman of the Board of Directors, RAO "UES of Russia"; Minister of Industry and Energy of the Russian Federation
Androsov, Kirill Gennadyevich	Deputy Minister of Economic Development and Trade of the Russian Federation
Berezkin, Grigory Viktorovich	Chairman of the Board of Directors, ESN Group
Bugrov, Andrey Evgenyevich	Managing Director, ZAO "Interros Holding Company"; Chairman of the HR and Remunerations Committee under the Board of Directors, RAO "UES of Russia"
Gref, German Oskarovich	Minister of Economic Development and Trade of the Russian Federation
Dementyev, Andrey Vladimirovich	Deputy Minister of Industry and Energy of the Russian Federation
Nikitin, Gleb Sergeyevich	Head of the Directorate for Property Management of Business Sector Organizations, Federal Agency for Federal Property Management of the Russian Federation
Oganesyan, Sergey Aramovich	Head of the Federal Energy Agency of the Russian Federation
Pushkareva, Olga Stanislavovna	Director, Sector Development Department of the Government of the Russian Federation
Remes, Seppo Juha	Senior Advisor to Chairman, Finnish Institute under the Parliament of Finland (Sitra); Chairman of the Audit Committee under the Board of Directors, RAO "UES of Russia"
Seleznev, Kirill Gennadyevich	Member of the Management Board, OAO "Gazprom"; Director General, OOO "Mezhregiongaz"
Urinson, Yakov Moiseyevich	Deputy Chairman of the Management Board, RAO "UES of Russia"
Chubais, Anatoly Borisovich	Chairman of the Management Board, RAO "UES of Russia"
Yuzhanov, Ilya Arturovich	Chairman of the Supervisory Board, NOMOS-BANK (ZAO); Chairman of the Appraisal Committee under the Board of Directors, RAO "UES of Russia"

*positions held at the time of election.

The amounts of remuneration and reimbursement of expenses payable to the Board members are determined in accordance with the Regulation on Remuneration of Members of the Board of Directors for the Performance of their Duties and Reimbursement of their Expenses Relating to the Performance of their Functions as Board Members, which was approved by the shareholders.

The Regulation establishes the following components of remuneration to the Board members of RAO "UES of Russia": remuneration for participation in Board meetings; remuneration based on the net income according to the annual financial statements approved by the General Shareholders Meeting of RAO "UES of Russia" at 0.05 percent of the Company's net profit; additional remuneration according to the growth of market prices of RAO "UES of Russia" in the amount of 0.0175 percent of the absolute increase in the weighted average value of all ordinary shares based on the market data of NP "RTS SE".

In 2006, the overall amount of the directors' remuneration amounted to RUB78,634.28 thousand (except for the Government representatives).

Board of Directors Elected on 29 June 2005*

Voloshin, Alexander Stalyevich	Chairman of the Board of Directors, RAO "UES of Russia"
Khristenko, Victor Borisovich	Deputy Board Chairman; Minister of Industry and Energy of the Russian Federation
Berezkin, Grigory Viktorovich	Chairman of Board of Directors, OOO "ESN Energo"
Bugrov, Andrey Evgenyevich	Managing Director, ZAO "Interros Holding Company"; Chairman of the HR and Remunerations Committee under the Board of Directors, RAO "UES of Russia"
Gref, German Oskarovich	Minister of Economic Development and Trade of the Russian Federation
Medvedev, Yury Mitrofanovich	Deputy Head of the Federal Agency for Federal Property Management of the Russian Federation
Oganesyan, Sergey Aramovich	Head of the Federal Energy Agency of the Russian Federation
Pushkareva, Olga Stanislavovna	Department Director, Russian Federation Government
Rashevsky, Vladimir Valeryevich	Director General, OAO "SUEK"
Remes, Seppo Juha	Senior Advisor to Chairman, Finnish Institute under the Parliament of Finland (Sitra); Chairman of the Audit Committee under the Board of Directors, RAO "UES of Russia"
Seleznev, Kirill Gennadyevich	Member of the Management Board, OAO "Gazprom"; Director General, OOO "Mezhregiongaz"
Urinson, Yakov Moiseyevich	Deputy Chairman of the Management Board, RAO "UES of Russia"
Chubais, Anatoly Borisovich	Chairman of the Management Board, RAO "UES of Russia"
Sharonov, Andrey Vladimirovich	First Deputy Minister of Economic Development and Trade of the Russian Federation.
Yuzhanov, Ilya Arturovich	Chairman of the Supervisory Board, NOMOS-BANK (ZAO); Chairman of the Appraisal Committee under the Board of Directors, RAO "UES of Russia"

*positions held at the time of election.

COMMITTEES AND COMMISSIONS UNDER THE BOARD OF DIRECTORS

In 2006, the Board of Directors of RAO "UES of Russia" had four Committees and one Commission: Strategy and Reform Commission, Audit Committee, Appraisal Committee, HR and Remunerations Committee, and Investments and Fuel Supply Commission.

The members of the Committees and Commission are listed in Appendix 2.

The **Strategy and Reform Committee** considered matters relating to the establishment of the companies of the intended final sector structure, reorganization of RAO "UES of Russia", issuance of additional shares by WGCs and TGCs, disposal of the Holding Company's assets, etc.

The **Appraisal Committee** is primarily responsible for the valuation of core assets in the course of RAO UES restructuring. By now the Committee has approved the asset valuation reports for the establishment of all WGCs and TGCs, and the valuation reports for some transmission (trunk grid) companies and energy retail companies.

During the first phase of OAO RAO "UES of Russia" reorganization, the Committee approved the valuation of the Company's shares for repurchase, which was subsequently approved by the Board of Directors of RAO "UES of Russia" and the EGM held on 6 December 2006.

The **Audit Committee** monitored the preparation of the Company's financial statements by RAO UES management, and reviewed the Auditor's Report. The Committee also reviews the internal control system in the subsidia-ries and dependent companies of RAO "UES of Russia" on an ongoing basis, which makes it possible to identify the deficiencies and suggest adequate measures to eliminate them, and bring those to the attention of the RAO UES senior executives.

The **HR and Remunerations Committee** reviewed the key aspects of motivating the senior managers of RAO UES entities to achieve the strategic goals of the Company and its SDCs: the Committee took decisions on the stock option programmes at the RAO UES subsidiaries and dependent companies and approved the Key Performance Indicators for the top managers of RAO "UES of Russia".

The **Commission for Investments and Fuel Supply** was created pursuant to the resolution of the Board of Directors of RAO "UES of Russia" in November 2006.

The Commission is responsible for the review of key investment projects to be implemented by RAO UES entities. Moreover, the Commission is engaged in monitoring of the volumes and progress made by the SDCs in implementing their investment projects.

MANAGEMENT BOARD

The Management Board is a collective executive body of RAO "UES of Russia" appointed by the Board of Directors and responsible for the day-to-day running of the Company. The Management Board performs the functions set forth in the Charter of RAO "UES of Russia" and acts pursuant to the Regulation on the Management Board of RAO "UES of Russia" approved by the Company's shareholders at the AGM held 28 June 2002.

Under the Company Charter, the Management Board has the authority to develop and submit to the Board of Directors its proposals regarding the key issues of the Company's activities and the long-term plans, and to produce internal organizational and management documents of the Company.

In 2006, the Management Board held 217 meetings (both physical meetings and absentee votes) and considered over 1,000 items of business.

In 2006, the Management Board considered issues relating to the Company operations, implementation of the sector reform, and raising investments for the industry, including the following: the Management Board approved the Strategy for commercial metering on the retail electricity market; the Standard for development and adoption of the five-year investment programme of RAO "UES of Russia"; the long-term programme for equipment repair for 2006-2010; the key parameters of the Forecast Electrical Balance and RAO UES Holding Company until 2010; the Social Responsibility and Corporate Sustainability Report of RAO "UES of Russia". In 2006, the following documents were produced by the Management Board and submitted for the Board of Directors approval: Strategy in respect of the energy retail companies; Progress Report on the reform in the energy repair and maintenance business of RAO "UES of Russia"; Strategy for issuance of additional shares by the SDCs of RAO "UES of Russia", and many other aspects of the Company's activities.

The criteria for remuneration of the Management Board members were set out in the Terms and Conditions of Remuneration of Top Managers approved by the Board of Directors of RAO "UES of Russia" on 25 June 2004.

The system of incentives (remuneration) for the Management Board members provides that the bonus amount depends on the degree of achievement of the priority targets set by the Board of Directors of RAO "UES of Russia".

The total amount of remuneration paid to the members of the Management Board of RAO "UES of Russia" for 2006 was RUB205,271.86 thousand. The Management Board members of RAO "UES of Russia" are listed in Appendix 2.

GOVERNANCE SYSTEM

GOVERNANCE STRUCTURE AND METHODS

The underlying principle of the Company's governance structure is to identify the responsibility centers and strictly determine their goals and the resources available to those centers.

The goals of the Corporate Center are to shape the overall development and reorganization strategy for the Company; set the KPI targets for Business Units, Reform Management Center and the SDCs of RAO "UES of Russia"; perform the coordination and control functions; prepare the Company's financial statements, and develop the standards and policies for energy companies.

The goals of the Reform Management Center are to formulate and implement a common policy for reforming the electricity industry and make the policy for RAO "UES of Russia" in the course of the electricity market liberalization.

The goals of the Business Units are to improve the efficiency of the subsidiaries under their charge while maintaining and improving the reliability and safety of electricity and heat supply to consumers, and to ensure implementation of the strategy reform at the subsidiaries and establishment of companies of the intended final sector structure.

In 2006, RAO "UES of Russia" created the Project Center for Pre-sale Preparation and Disposal of Assets, which is responsible for ensuring efficient disposal of non-core, repair and maintenance, and retail assets of RAO "UES of Russia" and generate maximum proceeds.

PROPERTY MANAGEMENT

The property management system at RAO "UES of Russia" is designed to ensure efficient use of the Company's assets and increase shareholder value.

As of December 31, 2006, OAO RAO "UES of Russia" owned the following property: shareholdings in 298 joint-stock companies (compared to 421 at end-2005), ownership interests in 4 limited liability companies, the power grid and dispatching facilities (those not transferred to OAO "UES FGC" and OAO "UES SO-CDA", respectively), and the property of three power plants (to the extent not transferred or contributed to the capital of the WGCs).

Over 2006, the share of property, plant and equipment in the structure of assets of OAO RAO "UES of Russia" significantly declined due to the following changes in the Company's property:

- acquisition by OAO "UES FGC" of the power grids from RAO "UES of Russia";
- transfer of the property of the Novosibirskaya HPP, Nizhegorodskaya HPP, and Saratovskaya HPP as capital contributions to OAO "HydroWGC";
- sale of the property of the Reftinskaya TPP and Sredneuralskaya TPP to OAO "WGC-5";
- sale of the property of the Nizhnevartovskaya TPP to OAO "WGC-1";
- acquisition of power grids from OAO "Kubanenergo".

In connection with the sale or transfer to subsidiaries of the immovable properties located on the land plots leased by RAO "UES of Russia", the Company surrendered the lease of those land plots and terminated the relevant lease agreements. It also took steps to terminate the lease of the land plots where the immovable properties were written off o[r] dismantled.

2006 saw major changes in the shareholdings in other companies owned by OAO RA[O] "UES of Russia":

- part of the WGCs and TGCs completed their establishment; RAO "UES of Russia" transferred its shares in the generation companies and AO-power plants as capital contributions to the respective WGCs and TGCs;
- some regional energos completed unbundling by line of business, which resulted i[n] RAO "UES of Russia" receiving shares in th[e] newly established (spin-off) companies;
- the Company embarked on the strategy t[o] sell off its services businesses and non-core assets.

The capital contributions made by OAO RA[O] "UES of Russia" were applied to the Company's financial results in connection wit[h] the liquidation of the following companies: OAO "Informenergo", OAO "Energostroitel", OAO "Biyskaya CHPP-1", OAO "DSK", OAO "Dalnie Electroperedachi", and 34 regional management companies established i[n] the course of regional energos' restructuring.

As part of the non-core divestiture process, RAO "UES of Russia" sold its holdings of shares in the following companies in 2006: OAO "NBD-Bank", OAO "Yurenergo-UES", OAO "Severovostokenergostroy", OAO "TEMBR-Bank", OAO "Mikhailovskoe Resort", ZAO "East-West Energy Agency", an[d] OAO "Rostopenergo".

Information on the ownership and voting interests of OAO RAO "UES of Russia" in other companies is set forth in Appendix 3.

COMPANY'S GOVERNANCE STRUCTURE

GENERAL MEETING OF SHAREHOLDERS

BOARD OF DIRECTORS

ALEXANDER VOLOSHIN, Chairman of the Board of Directors

MANAGEMENT BOARD

ANATOLY CHUBAIS, Chairman of Management Board

CORPORATE CENTER	REFORM MANAGEMENT CENTER	BUSINESS UNIT 1	BUSINESS UNIT 2	HYDROGENERATION BUSINESS UNIT	NETWORKS BUSINESS UNIT	SERVICES BUSINESS UNIT
YAKOV URINSON	YURY UDALTSOV	ALEXANDER CHIKUNOV	VLADIMIR AVETISYAN	VYACHESLAV SINYUGIN	ANDREY RAPPOPORT	VYACHESLAV VORONIN
OAO "UES SO CDA" BORIS AYUYEV	NP "ATS"	WGC 3, 5, 6	WGC 1, 2, 4	HYDROWGC	OAO "UES FGC" IDCs, TCs AND DCs	SERVICES COMPANIES
		TGC 1, 2, 3, 4, 5, 8, 9, 14	TGC 6, 7, 10, 11, 12, 13	AO-HPPs	3 REGIONAL ENERGOS	AO-INSTITUTES
		PGHC AND ENERGY COMPANIES IN THE RUSSIAN FAR EAST	ENERGY RETAIL COMPANIES	HYDROPOWER PLANTS UNDER CONSTRUCTION	ZAO "INTER RAO UES" AND FOREIGN ASSETS	POWER PLANTS UNDER CONSTRUCTION (CCGT)
		ENERGY RETAIL COMPANIES		AO-INSTITUTES	OAO "MUS ENERGETIKI"	

Management of Core Assets

Core assets are the property, plants, and equipment owned by the Company and its SDCs and used in their core activities (generation, transmission, dispatching, distribution, and retailing (sales) of electricity and heat), as well as the shares RAO "UES of Russia" and its subsidiaries hold in the entities engaged in such activities.

A milestone event of 2006 in the core asset management area was the conversion of shares in the AO-power plants and regional generation companies into WGC and TGC shares as part of the consolidation process.

In 2006, as part of the process to consolidate the TGCs via a share exchange, the Appraisal Committee reviewed and approved the valuation reports for TGC-1, TGC-7, TGC-8, TGC-9, TGC-10, TGC-11, TGC-13, and TGC-14, and the contribution of the 100 percent stake in OAO "Orenburg Thermal Generation Company" to the capital of OAO "Volzhskaya Territorial Generation Company". The Committee also considered the valuation reports for OAO "Samara Distribution Company", OAO "Saratov Distribution Company", OAO "Ulyanovsk Distribution Company", and OAO "Volzhskaya Interregional Distribution Company" for the calculation of share exchange (conversio ratios for the merger of the distribution com panies with and into OAO ""Volzhskaya Inte regional Distribution Company". The Boa of Directors approved the consolidation the above TGCs using the share exchang (conversion) ratios calculated by the inves ment banks based on the valuation report The investment banks were involved to ass RAO "UES of Russia" in consolidating TG subsidiaries. Also, the Appraisal Committe reviewed and approved the valuation repor

Property Structure of OAO RAO "UES of Russia"*

Shares	OAO "UES SO-CDA" Regional Energos (9) AO-Power Plants (27) WGCs (7) TGCs (12) Regional Generation Companies (14) Regional Retail Companies (62) OAO "UES FGC" Transmission (trunk grid) Companies (13) ZAO "INTER RAO UES" Interregional Distribution Companies (4) Distribution Companies (57) OAO "Russian Communal Systems" OAO "Power Machines - ZTL, LMZ, Electrosila, Energomashexport" Construction, Logistics and Services Companies (50) Scientific Research, Development and Design Companies (22) Management Energy Companies (7) Regional Management Companies (4) Banks (3) Insurance Companies (2)
Property	Property of the Novosibirskaya HPP and Nizhegorodskaya HPP not transferred as capital contribution to OAO "HydroWGC" Property of the Ulan-Udenskaya CHPP not transferred as capital contribution to OAO "TGC-14" Property of the Verkhnetagilskaya TPP not transferred as capital contribution to OAO "WGC-1" Power network facilities not transferred as capital contribution or sold to OAO "UES FGC" Dispatching facilities not transferred as capital contributions or sold to OAO "UES SO-CDA"

* as at 31 December 2006

for OAO "Ivanovskie PGU" and OAO "Ivanovskaya Generatsiya" for the purpose of the pilot project to reorganize OAO "Ivanovo Generation Company" through simultaneous spin-off and merger.

In addition, in 2006, appraisers conducted the valuation of shares of OAO "HydroWGC" for the additional share issue, and the assets of 42 transmission (trunk grid) companies and the UNEG facilities owned by RAO "UES of Russia" for the purpose of payment for the new shares to be issued by OAO "UES FGC".

In the course of restructuring the energy companies operating in the Russian Far East, appraisers performed valuation of shares of OAO "Amurenergo", OAO "Dalenergo", ZAO "LuTEK", OAO "Khabarovskenergo", OAO "Southern Yakutskenergo" for determining the share exchange (conversion) ratios for the merger of those companies with and into OAO "Far Eastern Energy Company". The companies' assets were contributed to the capital of OAO "Far Eastern Energy Company" on 1 February 2007.

The most important events relating to the disposal of core assets in 2006 were the first auctions to sell shares of RAO UES core business subsidiaries—47.36 percent of OAO "Yaroslavl Retail Company" and 100 percent of OAO "Taymyrenergo". The proceeds from the share sale totalled RUB7,715.324 million. Also, OAO "Lenenergo" sold its 12.5 percent stake in OAO "Petersburg Generation Company" for RUB4,083 million.

In 2007, RAO "UES of Russia" plans to sell its stakes in retail and generation companies pursuant to the decisions taken by the Russian Federation Government and the Board of Directors of RAO "UES of Russia" on the electricity industry reform and the final phase of RAO UES reorganization.

On 8 December 2006, the Board of Directors of RAO "UES of Russia" approved the sale of the Company's stakes in 52 energy retail companies through a public auction process.

Services-related Assets Management

The services-related assets of RAO UES Group are the repair and services companies, i.e. businesses primarily engaged in providing research and development services, repairs and maintenance of equipment, buildings and structures used in the generation, transmission, dispatching, distribution, and retailing of electricity and heat.

As of 31 December 2006, the Company sold 24 out of its 31 services-related companies through auctions: OAO "Kurskenergospetsremont", OAO "Tulenergoremont", OAO "Engineering and Production Center", OAO "Samara Production and Repair Enterprise", OAO "Samaraenergospetsremont", OAO "Saratov Production and Repair Enterprise", OAO "Ulyanovsk Production and Repair Enterprise", OAO "Ulyanovskenergopetsremont", OAO "Nevinnomyssk Specialized Energy Repair Enterprise", OAO "Energy Repair Enterprise of the Konakovskaya TPP", OAO "Repair and Construction Enterprise of the Konakovskaya TPP", OAO "Novocherkassk Energy Repair Enterprise", OAO "Remont Inzhenernykh Kommunikatsiy" (spun off from OAO "Ryazanskaya TPP"), OAO "Novomichurinsky Energo-remont", OAO "Kirishi Repair Complex", OAO "Engineering Center" (OAO "Nizhny Novgorod Generation Company"), OAO "Orenburgenergoremont", OAO "TsPRP-Energoservis" (OAO "Petersburg Generation Company"), OAO "Teploremont" (OAO "Murmanskaya CHPP", OAO "Apatitskaya CHPP"), OAO "Kostromaenergoremont", OAO "Arkhenergoremont", OAO "Kamchatskenergoremont", OAO "Motor Transport Enterprise" (OAO "Chelyabenergo"), OAO "Engineering and Diagnostic Center" (OAO "Chelyabenergo").

The proceeds from the sale of the companies' shares exceeded the aggregate reserve price by over RUB488 million.

For some repair companies, RAO "UES of Russia" arranged a descending price auction to sell their shares, with the cut-off price set at 50 percent of the auction reserve price. In 2006, the Company disposed of its shares in seven repair and services companies through descending price auctions (OAO "Electrosetstroy-Lipetskenergo", OAO "Vladimirenergoremont", OAO "PermGRES-teploavtomatika", OAO "Voronezhenergoremont", OAO "Astrakhanenergoremont", OAO "Energoremstroy" (OAO "Ryazanskaya TPP"), OAO "KATEK-energo-remont" (OAO "Berezovskaya TPP") for over RUB180 million.

Thus, as of 2007, the SDCs of RAO "UES of Russia" divested of their holdings in 38 repair and services companies.

In order to make the repair companies more attractive for investors, it is provided that the Holding Company's procurement entities will maintain a guaranteed volume of orders equal to 75 percent of the amount of contracts actually delivered during the previous 12 months, after the SDC boards approve the sale of the repair companies.

Non-core Assets

The non-core assets of RAO UES Group are the non-current assets owned by the Company and its SDCs comprising the property, plant and equipment, and construction projects in progress not used in the companies' core businesses (generation, transmission, dispatching, distribution and sales of electricity and heat) and related businesses (repairs, system, metering and accounting services), as well as the shares, units, and ownership interests held by the Company and its SDCs in the entities not engaged in the core and related activities.

In 2006, RAO "UES of Russia" continued the work to appraise and divest its non-core assets. The Company put in place a new system for selling its non-core assets, which allows a more precise procedure for decision-taking and expanding the range of options available for the sale of assets and makes the process more open, competitive, and transparent.

Decisions on the non-core divestitures are taken by the Board of Directors of the Company if the asset's fair market value is over RUB30 million.

The key methods used to sell the non-core assets are as follows:

- ascending price auction;
- descending price auction;
- sale without announcing the price (negotiated sale).

In 2006, RAO "UES of Russia" and its SDCs sold their shares in the following non-core companies: OAO "Mikhaylovskoe Resort", OAO "Severovostokenergostroy", OAO "TEMBR-Bank", OAO "NDB-Bank", OAO "Rostopenergo", ZAO "East-West Energy Agency", ZAO "Yurenergo".

HUMAN RESOURCE MANAGEMENT

One of the Company's key goals in personnel management is to raise the human resources efficiency at the RAO UES entities in the course of the electricity reform.

The average headcount of RAO "UES of Russia" in 2006 was 1,169 employees, a reduction of 303 compared to 2005.

The bulk of the reduction comes from the liquidation of the Company's branch, "UES Energy Construction Complex", as well as liquidation of some non-core branches.

The average number of employees at RAO UES entities in 2006 amounted to 469.3 thousand people, 460.1 thousand of which were production personnel. In 2005, the headcount figures were 461.2 thousand and 452.1 thousand, respectively.

The major factors that influenced the headcount at RAO UES companies in 2006 were the transfer of ownership of municipal-owned communal and distribution electricity grids to some of the Company's subsidiaries, and the commissioning of new generating capacity.

The principal objectives of the HR policy at RAO "UES of Russia" in 2006 were:

- to provide further training, reorientation training, and development of personnel;
- to ensure professional and career development;
- to create and develop the human capital reserve;
- to improve the life and health safety arrangements and prevent industrial injuries;
- to develop the non-state pension insurance and assist staff members in improving their housing conditions.

In 2006, 45.3 percent of the production personnel at RAO UES energy companies received training under the Company's advanced and further training programmes.

The Company's key priorities in personnel development, professional training, retraining and further training in 2006 were:

- to create a personnel development system in the subsidiaries and dependent companies;
- to provide training and development opportunities for senior executives of RAO "UES of Russia" and its SDCs, a measure intended to improve the professional level of management;
- to offer personnel training programmes designed to implement special equipment failure prevention measures at power facilities.

The Corporate Energy University established pursuant to the decision of the Management Board of OAO RAO "UES of Russia" provided training in 2006 to over 7 thousand staff members of all categories.

Average Annual Headcount of OAO RAO "UES of Russia", persons

Year	Total personnel	Production personnel
2006	1,169	1,108
2005	1,472	1,176
2004	1,849	1,450

Development of Non-Governmental Pension Insurance Programmes at the Holding Company's SDCs

Year	Number of programmes	Employee coverage, '000 persons
2006	250	429
2005	192	320
2004	90	110

In 2006, the Company continued to implement its Strategy for non-government pension insurance for the employees of RAO UES companies, which seeks to create a long-term non-government pension insurance system using a uniform approach, based on common goals and principles, and is intended to ensure an adequate living standard for the Holding Company's employees after retirement, and effective handling of HR issues relating to hire, retention and providing incentives to the energy companies' employees.

In the course of the Strategy implementation, the Boards of Directors of 255 companies of RAO UES Holding approved their non-governmental pension fund plans covering over 429 thousand employees.

An important event of year 2006 in the field of HR management was the approval by the Management Board of RAO "UES of Russia" of the Strategy for Corporate Assistance and Corporate Support in Improving Housing Conditions for Employees of RAO UES Subsidiaries.



Personally, I am happy that we completed in 2006 the creation of a management assessment pyramid, beginning with the Key Performance Indicators for the Chairman and members of the Management Board, Business Units, Reform Management Center and Corporate Centre of the Parent Company to Directors General of RAO UES subsidiaries

YAKOV URINSON,
Deputy Chairman of the Management Board,
Head of the Corporate Center,
RAO "UES of Russia"

KEY PERFORMANCE INDICATORS AND BUSINESS PLANNING

The system for running the Parent Company and its SDCs based on the key performance indicators (KPIs) has been in place in RAO UES Group since 2004.

This system is used to set targets for each subsidiary or dependent company within RAO UES Group based on the Group's general objectives identified by the management bodies taking into account their individual circumstances and needs, such as line of business, composition and state of plant assets, etc. The KPI are set for different aspects of activity: economic efficiency, reliability of equipment operation and power supply to customers, reform progress, and increase of shareholder earnings.

The principles underpinning the KPI system for the Business Units and businesses reporting to them are as follows:

- **Limited number of KPIs:** the number of KPIs for each subsidiary/dependent company or BU is limited to eight, which helps set clear objectives and targets and identify management priorities;
- **Balanced approach:** KPIs are the metrics used to assess operational, financial and business performance and efficiency of energy companies, their technological integrity, and the reform progress;
- **Comparability:** In order to maintain competition among the Business Units and SDCs, at least one indicator should be universal in terms of content, but should have different values for different SDCs and BUs. Such indicator is Return on Equity (ROE);
- **Individual Approach:** KPI values were set specifically for, and within the context of, each SDC or BU;
- **Motivation:** The existing KPI system unde[rl]ies the incentive schemes for employee[s] and managers of the Company and i[ts] energy subsidiaries.

In 2006, the KPI system was introduce[d] in all companies of RAO UES Group. It helpe[d] ensure manageability during the sector refor[m] period when the companies of the final sect[or] structure were being established, and me[et] the tough financial and production targets.

In 2006, the Company set KPIs for the ne[w] interregional companies, WGCs and TGCs.

The Key Performance Indicators set for th[e] subsidiaries of RAO "UES of Russia" in 20[06] were:

- return on equity (ROE);
- reliability criterion: a complex measure as[]sessing the reliability of equipment opera[]tion and power supply to consumers;
- adherence to the restructuring schedul[e] which assesses how timely the corpora[te] measures are implemented within th[e] framework of the sector restructuring.

The consistent implementation of the prin[]ciples underlying the KPI system helped sig[]nificantly advance towards the completion [of] the sector reform (achievement of the Refor[m] KPI targets), maintain the average efficien[cy] of the RAO UES Group assets at 4.55 percen[t] (achievement of the ROE KPI targets in 200[5]) ensure reliable operation of the Group ent[i]ties (the Reliability KPI) and labour safety (th[e] Number of Industrial Accidents KPI).

In 2007, the list of KPIs will be general[ly] preserved, with some modifications and im[]provements taking into account the secto[r] reform progress and the establishment of th[e] first companies which will comprise the pos[t-]reform industry structure. Moreover, the KP[Is] set for companies of the intended final sec[]tor structure for 2007 include the Investmen[t]

Programme Implementation KPI designed to ensure control over the implementation of the RAO UES five-year investment programme.

Business planning and cost control

The system of managing the subsidiaries and dependent companies of RAO "UES of Russia" includes such instruments of regular management as business planning and cost management. Together with the KPI system, these instruments make up the package which helps meet the targets the shareholders set for the energy companies' officers.

The fundamental principles of business planning at the SDCs of RAO "UES of Russia" have been maintained for several years, which ensures continuity of approach and stability of the well-tested procedures:

- business plans are an essential tool for achieving target KPIs and are implemented in all subsidiaries;
- SDC managers are independent in their business planning process and are responsible for business plan development and implementation;
- business plans are subject to approval by the subsidiaries' Boards of Directors;
- the business planning formats and rules remain unchanged during the year.

The Business planning standard is reviewed on an annual basis with a view to reflecting the new economic priorities and benchmarks in the SDCs' operations. The new Business Planning Standard is designed to ensure proactive investment process at the SDCs. In order to achieve that goal, the Company has significantly revised and expanded the investment part of the business plan: it now contains a detailed description of the SDCs' investment programme by sources of funds and their intended uses, and supports planning and quarterly reporting on financing and investment project implementation. The new-format business plan provides for the calculation of forward-looking, medium-term indicators based on the specific scenario parameters until 2011.

In connection with the anticipated transfer of control over WGCs and TGCs to new owners, it is extremely important to guarantee that the investment projects launched by the companies are brought to completion. In order to ensure succession in control over the full and intended use of the funds raised by the companies, specifically the proceeds from their new share offerings, additional sections have been included in the business plans and corporate regulations.

Along with the changes to the format of business plans, the Company improved the business planning procedures for the WGCs and TGCs. The number of adjustments to the SDCs' business plans was limited to one regular adjustment per quarter during the current year. The only exception is one-time additional revision of the investment programmes comprising the business plan.

As before, cost management is one of the essential regular management tools used by RAO "UES of Russia" in running the energy subsidiaries. For that purpose, RAO "UES of Russia" uses the KPI "Limit for fixed costs per MW of installed capacity as of the beginning of the year", which ensures control over the semi-fixed costs at generation companies and regional energos. The business plans include a section "List of Measures Designed to Meet KPIs". The biggest savings are achieved by fuel cost reduction efforts, such as technological measures to increase efficiency; replacement of fuel oil with commercial natural gas; choice of alternative fuel suppliers; dealing with fuel quality claims, etc. Also, considerable cost savings are generated through energy costs reduction measures (by accessing the competitive segment of the wholesale electricity market; reduction of technological and commercial losses of energy; reduction of energy consumption for internal and production consumption), and cutting repair costs, including through competitive and other procurement auctions, review of the personnel motivation system, sale of non-core assets, etc.

One of the key areas for cost reduction at RAO UES entities is the development of competitive and non-competitive regulated procurement of products. RAO "UES of Russia" has created and is developing a comprehensive system for procurement regulation and management. The Company's system of Procurement Standards establishes uniform rules for procurement and tenders for the RAO UES entities. The fundamental principle of the Procurement Standards is that the key method used in procurement activities should be public tendering; non-competitive procurements are allowed only in strictly prescribed situations subject to approval of the Board of Directors or the Company's Central Procurement Body.

The creation of an effective and efficient management system using the KPIs and advanced methods of business planning significantly contributed to the positive results achieved in 2006, both at the Parent Company, RAO "UES of Russia", and most of its SDCs.

DIVIDEND POLICY

The corporate governance system at RAO UES Holding Company ensures that the rights of shareholders of the Parent Company and its subsidiaries and dependent companies in respect of dividend payments are protected in a sector reform environment.

RAO "UES of Russia" is guided by the Dividend Policy Principles approved by the Board of Directors.

The dividends are calculated in accordance with the Revised Methodology for Dividend Calculation of the Company approved by the Board of Directors in 2005.

In 2006, OAO RAO "UES of Russia" paid RUB2,757.6 million in dividends for 2005, which was in line with the dividends paid for 2004. At the same time, the dividends made 13.2 percent of the Company's net income for 2005, up 1.7 percent on the figure for 2004. Of that amount, RUB1,294 million was paid to the state, and the remaining part to the Company's minority shareholders.

Dividends Paid to Shareholders of OAO RAO "UES of Russia" for 2006

In 2006, the net income of OAO RAO "UES of Russia" according to the Russian Accounting Standards amounted to RUB745,088 millio[n] Such amount of net income was due to the re[-] valuation of investments in shares of subsid[-] iaries and dependent companies of RAO "UE[S] of Russia" caused by the increased mark[et] prices of the companies' shares, and was n[ot] supported by any actual cash flows.

As provided by Article 5.3 of the Compan[y] Charter, the total amount of dividends payab[le] on preferred shares should be at least 10 pe[r] cent of the Company's net income divided b[y] the number of preferred shares, which mak[e] up 25 percent of the Company's capital. How[-] ever, the dividend amount per preferred shar[e]

RAO UES Dividend Payment History, thousands of RUB

YEAR	ORDINARY DIVIDENDS	PREFERRED DIVIDENDS	TOTAL
1994 (for 1993)*	66,626,224	3,368,749	**69,994,973**
1995 (for 1994)*	133,252,448	6,737,498	**139,989,946**
1996 (for 1995)*	205,208,770	10,375,747	**215,584,517**
1997 (for 1996)*	205,208,770	10,375,747	**215,584,517**
1998 (for 1997)	205,209	19,029	**224,238**
1999 (for 1998)	255,608	31,542	**287,150**
2000 (for 1999)	537,647	76,158	**613,805**
2001 (for 2000)	820,835	153,146	**973,981**
2002 (for 2001)	1,067,086	245,905	**1,312,991**
2003 (for 2002)	1,383,107	605,114	**1,988,221**
2004 (for 2003)	1,924,858	473,757	**2,398,615**
2005 (for 2004)	2,294,234	463,381	**2,757,615**
2006 (for 2005)	2,355,797	402,371	**2,758,168**

* scale of prices prior to 1 January 1998.

Dividends Declared by the SDCs of RAO "UES of Russia", millions of RUB

	2004			2005			2006		
DIVIDENDS	TOTAL	FOR 2003	FOR 2004*	TOTAL	FOR 2004	FOR 2005*	TOTAL	FOR 2005	FOR 2006*
TOTAL	**11,781**	5,909	5,872	**10,118**	5,738	4,380	**14,239**	8,641	5,598
including:									
dividends paid to OAO RAO "UES of Russia"	**8,179**	3,749	4,430	**5,241**	2,544	2,697	**10,014**	5,464	4,550
dividends payable to other shareholders	**3,602**	2,160	1,442	**4,877**	3,194	1,683	**4,225**	3,177	1,048

*interim dividends

should not be less than the dividend amount per ordinary share.

In order to resolve that issue, it was proposed to shareholders at the EGM to make amendments and additions to the Company Charter which would make it possible not to take into account the paper profit from revaluation of equity investments when determining the amount of preferred dividends.

Such decision required a three-thirds majority of votes of all preferred shareholders of RAO "UES of Russia". However, the proposed amendments were not supported by the preferred shareholders.

In light of the need to ensure reliable and uninterrupted electricity supply and ensure balance of capacity in the UES of Russia, the Company needs to bring more generating capacity on line, which requires to increase investments in new generation construction projects on an annual basis. Implementation of the investment programme is one of the key drivers of the Company's capitalization growth. This means that the dividend payment out of the Company's net income not fully supported by actual receipts of funds would almost completely undermine the Company's investment programme and adversely affect the financial position of OAO RAO "UES of Russia".

In light of that, the Board of Directors of RAO "UES of Russia" recommended that the Annual General Meeting of shareholders vote to omit the dividend for 2006.

Dividend Payments by SDCs of RAO "UES of Russia"

In 2006, the SDCs of RAO "UES of Russia" continued to pay interim dividends. This was due to the possibility that, in connection with the restructuring and the organizational constraints and legal constraints, the companies faced the risk of default in payment of their final dividends for 2006 (WGCs, AO-power plants, and regional generation companies).

The amount of interim dividends declared by the SDCs of RAO "UES of Russia" for Q1, H1 and 9M 2006, including the taxes, totalled RUB5,597.6 million, which includes of RUB4,549.7 million payable on the shares owned by OAO RAO "UES of Russia".

Thus, the dividend amounts paid by the SDCs of RAO "UES of Russia" (taking into account the interim dividends declared in 2006) increased 1.4-fold compared to 2005 (taking into account the interim dividends declared in 2005) to RUB14,239 million.

Reforming the Company

The restructuring of RAO UES entities is carried out pursuant to the laws and regulations of the Russian Federation, resolutions of the Russian Government and the Board of Directors of RAO "UES of Russia", and the Strategy Concept of RAO "UES of Russia" for 2003-2008 ("5+5").

The sector reform is being implemented along the following lines:

- reform of the wholesale and retail electricity and capacity markets and development of competition in the sector;
- restructuring of the regional energos;
- creation of the electricity market infrastructure;
- establishment of the companies which will make up the final sector structure;
- reorganization of OAO RAO "UES of Russia".

In 2006, the greater part of the structural reform in the sector reform was completed. Measures were taken to establish electricity market participants and introduce new rules for the wholesale and retail electricity markets. The electricity reform entered a new phase providing for massive investment.







electricity market liberalization
1.01.2011
1.07.2010
1.07.2009
1.01.2009
1.07.2008
1.01.2008
1.07.2007



By end-2006, Business Unit 1 practically completed the restructuring of the companies subordinated to it. All WGCs and TGCs were established, their five-year investment plans were developed, and preparations for new share issues were started. By 2011, the companies will build about 20,000 MW of generation capacity

ALEXANDER CHIKUNOV,
Member of the Management Board,
Managing Director
of RAO "UES of Russia", Business Unit 1

RESULTS OF THE STRUCTURAL REFORM

The measures under the sector reform programme approved by the Russian Government and the resolutions of the General Shareholder Meeting of RAO "UES of Russia" helped achieve significant progress in all aspects of the reform:

- unbundling of regional energos by lines of business;
- creation of wholesale generation companies (WGCs);
- creation of territorial generation companies (TGCs);
- consolidation of the Unified National Electricity Grid (UNEG) facilities;
- consolidation of the dispatching system;
- restructuring of the energy retailing operations;
- restructuring of the repair & maintenance and services businesses.

UNBUNDLING OF REGIONAL ENERGOS BY LINES OF BUSINESS

By 31 December 2006, the Board of Director of RAO "UES of Russia" had approved the restructuring of 71 regional energos, 64 of whicl had completed their corporate unbundling. A a result of their reorganization, 260 new companies were established.

In 2006, the Board of Directors of RAO "UE of Russia" approved the restructuring pla for OAO "Tyvaenergo", and the Managemen Board took individual divisions on the strateg for development and restructuring of the isolated regional energos, OAO "Kolymaenergo and OAO "Magadanenergo".

As the regional energos' unbundling i virtually completed and the continued inter regional integration of the new companie is well underway, the Board of Directors c RAO "UES of Russia" approved the liquidatio of the management companies spun off fron the reorganized energos. As of 31 Decembe 2006, the Company liquidated 34 out of its 3 management companies. It is planned tha the regional energos' reorganization and liquidation of the management companies wi be completed in 2007.

REORGANIZATION OF THE REGIONAL ENERGOS IN THE RUSSIAN FAR EAS

On 2 September 2005, the Board of Director of RAO "UES of Russia" approved the restructuring plan for the energy companies of the Fa East IES. The plan provides for:

- establishment of OAO "Far Eastern Generation Company" (FEGC) on the basis c the generation and heating grid assets c OAO "Amurenergo", OAO "Dalenergo", OA "Khabarovskenergo", ZAO "LuTEK", and th non-islanded part of OAO "Yakutskenergo"

- establishment of OAO "Far Eastern Distribution Company" (FEDC) on the basis of the distribution grid assets of OAO "Amurenergo",OAO "Dalenergo",OAO "Khabarovskenergo", and OAO "Yakutskenergo";
- spin off of the UNEG facilities owned by OAO "Amurenergo", OAO "Dalenergo", OAO "Khabarovskenergo", and OAO "Yakutskenergo" to form their respective wholly-owned subsidiaries, contribution of the UNEG facilities to the subsidiaries' capital and the subsequent merger of those subsidiaries with and into OAO "UES FGC";
- establishment of a single holding company, OAO "Far Eastern Energy Company" on the basis of assets of OAO "Amurenergo", OAO "Dalenergo", OAO "Khabarovskenergo", ZAO "LuTEK" and OAO "Yakutskenergo".

In 2006, the general shareholder meetings of the Far Eastern regional energos approved the transfer of the core assets to the companies being established, OAO "Far Eastern Generation Company" and OAO "Far Eastern Distribution Company" to enable them to start operations on 1 January 2007.

On 1 February 2007, OAO "Far Eastern Energy Company" (FEEC) was established as a result of the consolidation of OAO "Amurenergo", OAO "Dalenergo", OAO "Khabarovskenergo", ZAO "LuTEK", and OAO "Southern Yakutskenergo". FEEC will perform the electricity retailing functions and own 100 percent shares in OAO "Far Eastern Generation Company" and OAO "Far Eastern Distribution Company".

ESTABLISHMENT OF WGCS

Pursuant to Direction of the Russian Federation Government No. 1254-r, dated 1 September 2003, seven wholesale generation companies were created, six of which were based the thermal generation assets (thermal WGCs) and one on the basis of the hydropower assets (OAO "HydroWGC").

THERMAL WGCS

In 2005, the Board of Directors of RAO "UES of Russia" approved the parameters for the establishment of all six thermal WGCs, i.e. the terms and ratios for conversion of regional energos' shares into shares in the respective thermal WGCs. The shareholders of the AO-power plants of all thermal WGCs approved the plants' merger with the respective WGCs.

In 2006, all thermal WGCs completed their establishment and AO-power plants merged with the WGCs. Today, all thermal WGCs work as consolidated operational companies.

HYDROWGC

In 2005, the Board of Directors of RAO "UES of Russia" approved the post-reform model for operation of OAO "HydroWGC". After the establishment of OAO "HydroWGC" is completed, the company will manage its branches (hydropower plants). Under the Russian le-gislation, the Russian Federation is to hold at least 50 percent plus one share in OAO "HydroWGC".

Pursuant to the shareholder resolution approved at the AGM of RAO "UES of Russia" on 28 June 2006, in order to establish OAO "HydroWGC" and increase the state's interest in the company to the level required by the legislation, RAO "UES of Russia" is taking steps to acquire additional shares in OAO "HydroWGC". Payment for such shares will be made in the form of cash, shares and property of hydropower plants owned by RAO "UES of Russia".

In December 2006, OAO "HydroWGC" completed its new share issue to OAO RAO "UES of Russia" in exchange for the property owned by RAO "UES of Russia", including shares in OAO "Zagorskaya PSPP", OAO "Stavropol Electricity Generation Company", OAO "Dagestan Regional Generation Company", OAO "Cheboksarskaya HPP", OAO "Zaramagskie HPPs", OAO "Zelenchukskiye HPPs", OAO "NIIES", and OAO "Vedeneyev VNIIG".

In 2006, measures were launched to reorganize OAO "HydroWGC" through consolidation of its five subsidiaries (OAO "Kamskaya HPP", OAO "Nizhegorodskaya HPP", OAO "Chains of Verkhnevolzhskie HPPs", OAO "Saratovskaya HPP", and OAO "Cheboksarskaya HPP") in which HydroWGC holds 100 percent minus one share.


INDEX MAP OF TGC AREAS
AND LOCATION
OF WGC POWER PLANTS
TGC-1
TGC-2
Mosenergo
TGC-4
TGC-6
TGC-5
TGC-9
TGC-10
TGC-11
Southern TGC
Volzhskaya TGC
Kuzbassenergo

WHOLESALE GENERATION COMPANIES

WGC based on thermal power generation:

WGC-1: Iriklinskaya TPP, Kashirskaya TPP, Nizhnevartovskaya TPP, Permskaya TPP, Urengoiskaya TPP, Verkhnetagilskaya TPP

■ WGC-2: Pskovskaya TPP, Serovskaya TPP, Stavropolskaya TPP, Surgutskaya TPP-1, Troitskaya TPP

WGC-3: Cherepetskaya TPP, Gusinoozerskaya TPP, Kharanorskaya TPP, Kostromskaya TPP, Pechorskaya TPP, Yuzhno-Uralskaya TPP

■ WGC-4: Berezovskaya TPP, Shaturskaya TPP, Smolenskaya TPP, Surgutskaya TPP-2, Yaivinskaya TPP

■ WGC-5: Konakovskaya TPP, Nevinnomysskaya TPP, Reftinskaya TPP, Sredneuralskaya TPP

□ WGC-6: Cherepovetskaya TPP, Kirishskaya TPP, Krasnoyarskaya TPP-2, Novocherkasskaya TPP, Ryazanskaya TPP, TPP-24


FEEC
TGC-14

WGC based on hydro power generation:

HydroWGC. Akbashskaya HHP, Baksanskaya HPP, Bekanskaya HPP, Boguchanskaya HPP, Bureyskaya HPP, Cheboksarskaya HPP, Chirkeyskaya HPP, Chiryurtskaya HPP, Dzau HPP, Eshkakonskaya HPP, Ezminskaya HPP, Gergebilskaya HPP, Gizeldonskaya HPP, HPPs of Stavropolenergo, Irganayskaya HPP, Kamskaya HPP, Kora-Ursdonskaya HPP, Kubanskie HPPs, Malaya-Akhtynskaya HPP, Malaya-Kurushskaya HPP, MGES-3 on the Baksan-Malka Channel, Miatlinskaya HPP, Mukholskaya HPP, Nizhegorodskaya HPP, Nizhne-Chereksky HPP Cascade, Novosibirskaya HPP, Sadovaya HPP, Saratovskaya HPP, Sayano-Shushenskaya HPP, Sovetskaya HPP, Uchkulanskaya HPP, Upper-Volga HPPs Cascade, Volzhskaya HPP, Votkinskaya HPP, Zagorskaya PSPP, Zaramagskie HPPs, Zelenchukskie HPPs, Zeyskaya HPP, Zhigulevskaya HPP



I believe that the key event of 2006 was the determination by the Government of the schedule for the wholesale and retail market liberalization. As the Government simultaneously designated the date for the reorganization of the Parent Company, RAO "UES of Russia", it is safe to say that the transitional period of the electricity reform has been de facto completed

YURY UDALTSOV,
Member of the Management Board,
Head of the Reform Management Center,
RAO "UES of Russia"

ESTABLISHMENT OF TGCS

As of December 31, 2006, the following corporate transactions had taken place: TGC-3 (OAO "Mosenergo") completed its establishment; OAO "TGC-4", OAO "TGC-5", and OAO "TGC-14" achieved their intended final structure after the consolidation of their regional generation subsidiaries; OAO "TGC-12" was set up on the basis of the assets of OAO "Kuzbassenergo"; OAO "Yeniseyskaya TGC" (TGC-13) implemented the first phase of its formation. Process is underway to establish other territorial generation companies (OAO "TGC-1", OAO "TGC-2", OAO "Southern GenerationCompanyTGC-8",and OAO"TGC-10) as corporate groups, which will subsequently merge with and into their holding companies. The final structure of OAO "TGC-9" was achieved in February 2007, OAO "TGC-6" completed the process in March 2007. OAO "Volzhskaya TGC" (TGC-7) completed its group restructure.

CONSOLIDATION OF THE UNEG FACILITIES

In order to administer the Unified National Energy Grid (UNEG) facilities, RAO "UES of Russia" established in 2002 a wholly-owned subsidiary, OAO "Federal Grid Company" (OAO "UES FGC"), and contributed its UNEG assets to the capital of OAO "UES FGC".

The consolidation of the transmission business within OAO "UES FGC" was due to the need to comply with the federal laws providing that all UNEG-related facilities must be operated by a dedicated entity. 2006 saw the establishment of the transmission (trunk grid) companies (TCs) on the basis of the UNEG-related assets spun off in the course of the regional energos' reorganization.

In August 2006, the shares in 42 TCs owned by RAO "UES of Russia" were transferred t OAO "UES FGC" as payment for new share in FGC. The remaining TC shares owned b RAO "UES of Russia" will be paid for the ne issue of new shares of OAO "UES FGC", ar distributed to OAO "UES FGC" under the ba ance sheet for the separation of OAO RA "UES of Russia". As provided by Russian lav the state must hold at least 75 percent plu one share in OAO "UES FGC".

In March 2007, the Board of Directors RAO "UES of Russia" approved modification to the model for consolidation of TCs and ITC and the single-phase merger of the TCs ar ITCs with and into OAO "UES FGC" simultane ously with the final phase of reorganization OAO RAO "UES of Russia".

On 1 January 2006, OAO "UES FGC" wa granted its own tariff for electricity transmis sion via the UNEG networks. The proper of the transmission (trunk grid) companie was used by OAO "UES FGC" under usag agreements.

Formation of IDCs

By end-2006, over 90 percent of the region distribution companies (RDCs) to be spun o from the regional energos completed their es tablishment.

The next stage provides for the consolida tion of the RDCs into interregional distributio companies (IDCs). In 2004-2005, RAO "UES Russia" established four wholly-owned sub sidiaries, OAO "Center and North Caucasu IDC", OAO "North-West IDC", OAO "Urals an Volga IDC", and OAO "Siberia IDC". In Augus 2006, RAO "UES of Russia" created anothe wholly-owned subsidiary, OAO "Southern Gri Company", to operate the grid and retail com panies in the South of Russia during the tra sitional reform period.

In 2006, OAO "UES FGC" produced a comprehensive Strategy for the development of the electricity distribution facilities until 2015. The Strategy envisages a new configuration for the IDCs and increase in their number.

Consolidation of the Dispatching System

Under the Russian Federation Government's order, the Rules for dispatch control in the electricity industry entered into force with effect from 15 May 2006.

By end-2006, OAO "UES SO-CDA" completed the establishment of its branches, Regional Dispatch Administrations (RDAs). The property owned by the regional energos (except for the independent and islanded energy companies) which is needed for the RDA operation was leased to OAO "UES SO-CDA".

It is planned that OAO "UES SO-CDA" will purchase the RDA property it is currently leasing before the end of the second phase of OAO RAO "UES of Russia" reorganization. The purchase will be financed with the money provided in the System Operator's service fee.

RESTRUCTURING OF THE ENERGY RETAILING BUSINESS

An important constituent of the electricity reform is the demonopolization and development of competition in energy retailing.

After the regional energos' reorganization, the energy retail companies started to operate as independent legal entities purchasing electricity on the wholesale market and selling it to the end consumers.

In 2006, work was continued to implement pilot projects to dispose of shares in the energy retail companies:

- transfer of shares in OAO "Kaluga Retail Company", OAO "Tambov Energy Retail Company", and OAO "Krasnoyarskenergosbyt", for fiduciary management to the counterparties selected by the regional administrations;
- transfer of shares in OAO "Vologda Retail Company" to OAO "WGC-6" for fiduciary management on the terms and conditions similar to the terms of the agreement for fiduciary management of shares of energy retail companies entered into with TGCs;
- the transfer of shares in OAO "Udmurt Energy Retail Company", OAO "Chelyabenergosbyt", and OAO "Novgorod Energy Retail Company" for fiduciary management to energo retail companies independent of RAO "UES of Russia";
- sale by RAO "UES of Russia" of its 47.36 percent stake in OAO "Yaroslavl Retail Company" through a public auction.

As of December 31, 2006, the regional regulators assigned the status of guaranteeing supplier to all RAO UES energy retail companies. Under Russian law, guaranteeing suppliers are obliged to enter into electricity supply or sale contracts with any consumer who submits a request to that effect.

In 2005, as a measure to improve the financial stability of energy retail companies, shares of the remaining ERCs were transferred for fiduciary management to TGCs for a term of one year. On 8 December 2006, the Board of Directors extended the fiduciary management agreements until the sale of the ERC shares.

Also, the Board of Directors of RAO "UES of Russia" approved the Company's Strategy for energy retail companies. According to the Strategy, the principal option will be the sale of ERC shares through a public auction, with the reserve price not lower than the fair market value determined by an independent appraiser.

компания

Since 1999, the capitalization of RAO "UES of Russia" grew to $40 billion from $1 billion. The Company's revenues increased from $500 million to over $22 billion. In 2007, RAO UES subsidiaries expect to utilize over $15 billion of investments, a 2.5-fold increase on the capital investment this year and a 150-fold increase over the 1999 investment budget. And this is not the end of the list of Chubais' accomplishments. The Company brought on line several large generation facilities in different regions of Russia. RAO "UES of Russia" invested lavishly into equipment that would help eliminate energy shortages in Russia.

COMPANY MAGAZINE, 20 NOVEMBER 2006

LIBERALIZATION OF THE ELECTRICITY MARKETS

On 31 August 2006, the Russian Federation Government adopted its Resolution No. 529 On Improving the Operation of the Wholesale Electricity (Capacity) Market and Resolution No. 530 On Approval of the Rules for the Operation of the Retail Electricity (Capacity) Markets During the Transitional Period, which became effective on 1 September 2006.

Under the new Rules for the Wholesale Electricity (Capacity) Market, with effect from 1 September 2006, the regulated segment of the wholesale market was transformed into a system of regulated contracts. The price set for each of such contracts is the tariff charged by the generation company for the electricity supplied by it. In September through December 2006, 5,175 regulated contracts were concluded on the marketplace.

The deviations segment, which previously operated as part of the regulated sector of the wholesale electricity (capacity) market, was transformed into a balancing market for electricity (capacity). The main function of the balancing market is to minimize the amounts of electricity scheduled for generation and consumption in real time, based on the price bids and offers submitted by suppliers and market participants with regulated consumption.

The competitive trading segment of the new wholesale electricity (capacity) market has become the foundation for the day-ahead market, in which unregulated prices are calculated on the basis of bids and offers. The volumes of electricity scheduled for consumption and production that are not included in the regulated contracts are traded each hour at unregulated prices.

At its meeting held 30 November 2006, the Russian Federation Government approved the wholesale market liberalization phase-in schedule (expressed as percentages of ele tricity included in the aggregate electrici (capacity) balance for 2007 approved by t Federal Tariff Service of Russia). This phas in schedule was incorporated in Resoluti No. 205 of the Russian Federation Gover ment, dated 7 April 2007.

The Rules for the retail markets provi that guaranteeing suppliers of electricity w be designated in each region of Russia. The market participants will be obliged to co clude a public contract to supply electricity standard terms with any consumer based its territory which requests the guarantee supplier to do so.

The Rules for retail market operation s out the new pricing principles for the ret electricity market. Deregulation of the ret electricity market should be carried out step with the wholesale market deregulati so that the market signals reach the end co sumers of electricity and give them adequa information on the actual cost of electrici This is needed to enable sound investme decisions to be taken and to provide incentive for energy saving measures. All consumer except for households and similar consum groups, have started to purchase part of the electricity needs at unregulated prices.

The households will continue to pay f electricity at the tariffs set by the state reg lator until at least 2011.

Phase-in of the Wholesale Electricity Market Liberalization in Russia, 2007-2011


100
90
80
70
60
50
40
30
20
10
0
5%
10%
15%
25%
30%
50%
60%
80%
100%
from 01.01.07
from 01.07.07
from 01.01.08
from 01.07.08
from 01.01.09
from 01.07.09
from 01.01.10
from 01.07.10
from 01.01.11

FIRST PHASE OF THE COMPANY'S REORGANIZATION

The reform of the Parent Company, RAO "UES of Russia", means that the Company has entered the final phase of restructuring, which will result in the creation of the intended final structure of the electricity industry in Russia and establishment of independent companies attractive to investors and efficiently operating in a competitive market environment.

The Company's assets will be distributed among its shareholders pro rata to their interests in the capital of OAO RAO "UES of Russia".

The EGM of shareholders of OAO RAO "UES of Russia" held on 6 December 2006 approved the action to implement the first phase of the Company reorganization by spinning off of two generation companies—OAO "WGC-5 Holding" and OAO "TGC-5 Holding"—from RAO "UES of Russia" and their simultaneous merger with OAO "WGC-5" and OAO "TGC-5".

As resolved by the shareholders at the EGM, the new shares in OAO "WGC-5 Holding" and OAO "TGC-5 Holding" will be distributed pro rata among the existing shareholders of OAO RAO "UES of Russia" in the following ratios:

- for each ordinary share in RAO "UES of Russia" held, the shareholders will receive 0.41 of an ordinary share in OAO "WGC-5" and 13.59 ordinary shares in OAO "TGC-5";
- for each preffered share in RAO "UES of Russia" held, the shareholders will receive 0.37 of an ordinary share in OAO "WGC-5" and 12.45 ordinary shares in OAO "TGC-5".

It is anticipated that, after the first reorganization phase is completed, the Russian Fe-deration will hold 26.3 percent and at least 25 percent plus one share in OAO "WGC-5" and OAO "TGC-5", respectively (taking into account the new share issues by OAO "WGC-5" and OAO "TGC-5" and the sale of the 25.03 percent stake in OAO "WGC-5" in 2007).

The resolutions needed to implement the proposed reorganization plan have also been adopted by the shareholders of OAO "WGC-5" and OAO "TGC-5".

After the first phase of the Company's reorganization takes place in Q3 2007, the shareholders in OAO RAO "UES of Russia" will receive shares in OAO "WGC-5" and OAO "TGC-5". This will help elaborate the mechanisms for the final phase of RAO "UES of Russia" reorganization and create Russia's first private generation companies.

Финанс.

Semyon Birg, Analyst with Finam Investment Company: "The Russian Government's resolutions adopted on 7 June 2006 are an extremely positive event, both for the energy sector and for RAO "UES of Russia". At an earlier date, Russian President Vladimir Putin approved the energy company's plans for new share offerings in some generation companies. We believe that these resolutions will benefit the electricity industry: they will provide investments the sector needs to finance its development and give a new momentum to the reform underway at the energy companies.
If the sector reform plans are implemented and sector succeeds in raising investments, we may see the growth of RAO UES capitalization as investors reassess the risks inherent with the industry reform."

FINANCE MAGAZINE, 12 JUNE 2006

REFORM PLANS

REGIONAL ENERGOS UNBUNDLING BY LINES OF BUSINESS

In 2007, restructuring is planned to be completed at the remaining regional energos, OAO "Ingushenergo" and OAO "Tyvaenergo", in accordance with the restructuring plans approved for those companies.

The decision on the restructuring the islanded entity, OAO "Yantarenergo", is expected to be taken after a comprehensive plan is produced for joint action by RAO "UES of Russia" and the Kaliningrad Region Government in order to ensure reliable electricity supply in the region.

RESTRUCTURING OF THE REGIONAL ENERGOS IN THE RUSSIAN FAR EAST

1 February 2007 saw the start of operations of OAO "Far Eastern Energy Company" (FEEC), the unified holding company established on the basis of assets of "OAO "Amurenergo", OAO "Dalenergo", ZAO "LuTEK", OAO "Khabarovskenergo", and OAO "Southern Yakutskenergo".

To date, the shares of OAO "Far Eastern Energy Company" have been registered with the securities regulator. FEEC shares are expected to start trading on the stock market in Q2 2007.

In 2007, it is planned to merge the transmission (trunk grid) companies spun off from the regional energos based in the Far East of Russia—OAO "Khabarovsk Trunk Grid Company", OAO "Yakutsk Trunk Grid Company", OAO "Amurskaya Trunk Grid Company", OAO "Primorskaya Trunk Grid Company"—with and into OAO "UES FGC".

The peculiarity of the electricity industry in the Russian Far East is the existence of technologically isolated energy systems:

- OAO "Kamchatskenergo";
- OAO "Sakhalinenergo";
- OAO "Yakutskenergo";
- OAO "Chukotenergo";
- OAO "Magadanenergo";
- OAO "Kolymaenergo".

With respect to restructuring of such isolated energy systems, decisions are taken on a case by case basis.

By now, restructuring has been completed at OAO "Kamchatskenergo" and OAO "Yakutskenergo".

The Management Board of RAO "UES of Russia" has approved the Development Strategy for OAO "Sakhalinenergo" for 2006-2010, which envisages that the power plants of OAO "Sakhalinenergo" will switch to burning natural gas and take steps to replace their retired capacity and develop the power grid infrastructure. Measures will be undertaken to improve the company's financial strength.

The Management Board of RAO "UES of Russia" also reviewed the Development Strategy Guidelines for the energy systems in the Magadan Region, OAO "Kolymaenergo" and OAO "Magadanenergo".

WGCs and TGCs

In Q2 2007, it is planned to complete the establishment of OAO "Volzhskaya TGC" (TGC-7) and achieve the intended corporate structure of OAO "TGC-11" and OAO "TGC-12" in connection with the sale of stakes in OAO "Zapadno-Sibirskaya CHPP" and OAO "Yuzhno-Kuzbasskaya TPP" owned by RAO "UES of Russia" and OAO "Kuzbassenergo".

Also, it is expected that 100 percent shares in the company to be created on the basis of the property of the Kyzylskaya CHPP (curren ly owned by OAO "Tyvaenergo") will be tran ferred to OAO "Yeniseyskaya TGC" (TGC-1 in Q3 2007.

HydroWGC

In April 2007, the Board of Directors RAO "UES of Russia" approved the plan f accelerated consolidation of OAO "HydroWG and creation of the company's final corpora structure.

The approved plan provides th OAO "HydroWGC" will issue additional shar in favour of the Russian Federation a RAO "UES of Russia". In return for the ne shares in OAO "HydroWGC" to be issued 2007, RAO "UES of Russia" will contribu its shareholdings in the companies plann to become part of OAO "HydroWGC" a RUB5 billion in funds provided by the feder authorities.

Under the RAO UES reorganization pla the Company's stake in OAO "HydroWGC" a some AO-hydropower plants is to be divid into the "state-owned" and "minority-owne parts. It is planned that the following comp nies will be spun off from RAO "UES of Russi and merged with and into OAO "HydroWGC"

- "HydroWGC Minority Holding", which w receive shares in OAO "HydroWGC" a some AO-hydropower plants in the amou equal to the minority shareholders' stake the capital of RAO "UES of Russia";
- "HydroWGC State Holding", which will r ceive shares in OAO "HydroWGC" and son AO-hydropower plants in the amount pr portionate to the stake in RAO "UES Russia" owned by the Russian Federatio as well as shares in some thermal WG and TGCs.

The shares in individual WGCs/TGCs to be transferred to OAO "HydroWGC State Holding" will be subsequently sold and its proceeds will be used to finance the HydroWGC Investment Programme.

Also, in the course of its reorganization, OAO RAO "UES of Russia" plans to complete the consolidation of OAO "HydroWGC" through merger of the AO-hydropower plants (HPPs) and the companies to be spun off from RAO "UES of Russia" (OAO "HydroWGC State Holding" and OAO "HydroWGC Minority Holding") with and into OAO "HydroWGC". The consolidation is expected to be completed by 1 July 2008.

The new model will help ensure the required corporate control by the shareholders over the operating company, OAO "HydroWGC", as early as 2008 (the stake in HydroWGC held by the Russian Federation will be at least 50 percent plus one share), and make it possible to float the company's shares on the stock market in Q2 2008. It will also create the necessary conditions for successful implementation of its investment programme for 2007-2010.

Consolidation of Transmission Assets

In 2007 and Q1 2008, the transmission (trunk grid) companies spun off from the regional energos and the ITCs are to hold extraordinary general meetings of shareholders to consider the companies' merger with and into OAO "UES FGC". This step is designed to fully consolidate the transmission (trunk grid) infrastructure. The consolidation will take place simultaneously with the divestiture of OAO "UES FGC" by RAO "UES of Russia".

It is planned that the federal government will allocate funds from the budget in 2008-2010 to implement the priority projects provided by the FGC Investment Programme. These funds will be contributed to the company's capital in exchange for additional shares issued to the state. This step will help increase the Government's direct stake in OAO "UES FGC" to at least 75 percent plus one voting share.

Restructuring of Distribution Assets

Pursuant to the decision of the Board of Directors of RAO "UES of Russia", OAO "UES FGC" is managing shares in the IDCs on a fiduciary basis until their intended corporate structure is formed. In 2007-2008, steps will be undertaken to review, approve and implement the Development Strategy for the distribution grid, which provides for the development and implementation of tariff regulation ensuring return on assets (RAB) and creating the conditions needed for power grid companies to raise long-term debt. It is expected that the new tariff system will be introduced in 2008 at up to 10 pilot distribution companies.

The new configuration for the IDCs was approved at the meeting of the Interagency Commission for Electricity Reform chaired by Russian Federation Industry and Energy Minister Victor Khristenko, and was adopted by the Board of Directors of RAO "UES of Russia" in April 2007.

The new configuration provides that the number of the IDCs will be increased to 11 (exclusive of OAO "Far Eastern Distribution Company"). It is based on the principle of territorial adjacency and comparability of the asset value of the distribution companies comprising the IDCs. The IDCs are to be sufficiently large, consolidated operating companies to be attractive to investors.

The proposed IDC composition provides that the existing technological links among the DCs comprising the IDCs will be preserved, and the regions which call for special control will be spun off into separate companies.

ЭКСПЕРТ

Tapio Kuula, Senior Vice President of Fortum, Finland: "We are watching closely the progress on the sector reform and are taking part in it with keen interest. The progress made by Russia in restructuring its electricity industry is very impressive indeed. The pace of sector liberalization has outstripped some EU countries. I am sure that it is the progress achieved in the market reform that makes Russia's electricity industry attractive to foreign investors."

EXPERT MAGAZINE, 13 NOVEMBER 2006



On 1 September 2006, a new model of the wholesale and retail electricity markets was inaugurated, which created a fully-fledged competitive market for electricity in the country. The System Operator has developed and put in place new technologies for operational planning, powerful software and hardware facilities, created and tested the systems for information interchange with the energy market participants and the Administrator of Trading System

BORIS AYUYEV,
Member of the Management Board,
RAO "UES of Russia"; Chairman of the Management Board, OAO "UES SO-CDA"

According to the RAO UES Board resolution, the new interregional distribution companies, OAO "Center and Privolzhye IDC", OAO "South IDC" and OAO "Volga IDC" will be established as wholly-owned subsidiaries of RAO "UES of Russia", each with a RUB10 million authorized capital. The name of OAO "Center and North Caucasus IDC" will be changed to OAO "Center IDC", OAO "Urals and Volga IDC" to OAO "Urals IDC", and OAO "South Grid Company" to OAO "North Caucasus IDC".

The intended corporate structure of the IDCs (except for OAO "Tyumenenergo", OAO "Lenenergo" and the IDC on the basis of the Moscow City and Region grid facilities) is expected to be achieved after the DCs merge with the respective IDCs. If one or more DCs do not approve the merger with the IDC to which they belong, the IDC will issue new shares and invite such DC's shareholders to exchange their shares for shares in the IDC.

The configuration of the IDC to be formed on the basis of the Moscow City and Moscow Region distribution grids, and the question of which IDC OAO "Yantarenergo" should belong to, is expected to be taken by the Board of Directors of RAO "UES of Russia" in Q3 2007.

The RAO UES Board of Directors approved the following configurations for the IDCs:

- **OAO "North-West IDC"** comprising the distribution companies spun off from the following regional energos: OAO "Arkhenergo", OAO "Vologdaenergo", OAO "Karelenergo", OAO "Kolenergo", OAO "Komienergo", OAO "Novgorodenergo", OAO "Pskovenergo";
- **OAO "Center and Privolzhye IDC"**: OAO "Vladimirenergo", OAO "Ivenergo", OAO "Kalugaenergo", OAO "Kirovenergo", OAO "Marienergo", OAO "Nizhnovenergo", OAO "Ryazanenergo", OAO "Tulenergo", OAO "Udmurtenergo";
- **OAO "Center IDC"**: OAO "Belgorode ergo", OAO "Bryanskenergo", OAO "V ronezhenergo", OAO "Kostromaenerg OAO "Kurskenergo", OAO "Lipetskenerg OAO "Oryolenergo", OAO "Tambovenerg OAO "Smolenskenergo", OAO "Tverenerg OAO "Yarenergo";
- **OAO "Siberia IDC"**: OAO "Altayenerg OAO "Buryatenergo", OAO "Krasnoyars energo", OAO "Kuzbassenergo – Region Electricity Grid Company", OAO "Oms energo", OAO "Tomsk Distribution Cor pany", OAO "Tyvaenergo", OAO "Khaka energo", OAO "Chitaenergo";
- **OAO "South IDC"**: OAO "Astrakhanenerg OAO "Volgogradenergo", OAO "Kuba energo", OAO "Rostovenergo", OAO "Kalr energo";
- **OAO "North Caucasus IDC"**: OAO "Da energo", OAO "Caucasus Energy Man gement Company", OAO "Nurenerg OAO "Stavropolenergo";
- **OAO "Volga IDC"**: OAO "Mordovenerg OAO "Orenburgenergo", OAO "Penz energo", OAO "Volzhskaya IDC", OAO "Ch vashenergo";
- **OAO "Urals IDC"**: OAO "Kurganenerg OAO "Permenergo", OAO "Sverdlovenerg OAO "Chelyabenergo";
- **OAO "Tyumenenergo"**;
- **OAO "Lenenergo"**;
- IDC on the basis of the Moscow City a Moscow Region distribution grids.

Restructuring of the Dispatching System

In the course of the reorganization of OAO RAO "UES of Russia", the following steps will be taken to ensure that the state holds at least 75 percent plus one share in OAO "UES SO-CDA":

- it is planned that, in 2007-2008, according to the budget call based on the System Operator's investment programme, the Russian Federation will acquire RUB5.22 billion of new shares in OAO "UES SO-CDA";
- It is proposed that OAO RAO "UES of Russia" should sell its shares in System Operator equal to the "government stake" and use the proceeds to finance the FGC investment programme (the System Operator's shares comprising the "government stake" are to be transferred to "State Holding");
- The remaining shares equal to the "minority" stake (not more than 25 percent plus one share, taking into account the additional share issue of OAO "UES SO-CDA") will be distributed in equal shares to the "Minority Holdings" of the WGCs/TGCs to be spun off from RAO "UES of Russia". In the course of the final phase of reorganization of OAO RAO "UES of Russia", these shares are expected to be sold to NP "ATS" or its successor.

As a result, the Russian Federation will be able to achieve its target of 75 percent plus one share in OAO "UES SO-CDA".

Restructuring of the Energy Retailing Business

The Strategy adopted by the Board of Directors of RAO "UES of Russia" in December 2006 provides that the principal method to be used for the disposal of shares in the energy retail companies (ERCs) will be sale through a public auction with the reserve price not lower than the fair market value determined by an independent appraiser.

According to this decision, the sale of the ERC shares is to start in Q2 2007 and most of the ERCs will be divested in 2007-2008.

The Board of Directors designated eight energy retail companies which are stated to be sold in Q2 2007:

- OAO "Belgorod Retail Company";
- OAO "Vologda Retail Company";
- OAO "Kolskaya Energy Retail Company";
- OAO "Kuban Energy Retail Company";
- OAO "Kuzbass Energy Retail Company";
- OAO "Nizhny Novgorod Retail Company";
- OAO "Orenburgenergosbyt";
- OAO "Sverdlovenergosbyt".

All options for the disposal of ERC shares, if different from the basic scenario, will be considered by the Board of Directors of RAO "UES of Russia" on a case by case basis.

The second round of auctions to sell the ERC shares owned by RAO "UES of Russia" is scheduled for September 2007.

The list of ERCs slated for sale includes the following companies: OAO "Voronezh Energy Retail Company", OAO "Khakasenergosbyt", OAO "Udmurt Energy Retail Company", OAO "Tver Energy Retail Company", OAO "Energosbyt Rostovenergo", OAO "Karelia Energy Retail Company", OAO "Kaluga Retail Company", OAO "Bryansk Retail Company", OAO "Saratovenergo", OAO "Kurgan Energy Retail Company", OAO "Stavropolenergosbyt", and OAO "Komi Energy Retail Company".

Second Phase of OAO RAO "UES of Russia" Reorganization

During the second phase of the reorganization of OAO RAO "UES of Russia" (2007 - 1 July 2008), the electricity industry restructuring will be completed, all companies of the intended final sector structure will be spun off from RAO "UES of Russia", and the Parent Company, RAO "UES of Russia", will cease to exist as a legal entity.

The reorganization of OAO RAO "UES of Russia" seeks to achieve the following objectives:

- to ensure that the restructuring of the electricity industry is accomplished, which will bring the transitional period of the sector reform to completion;
- to allocate the Company's assets among the state and the minority shareholders pro rata to their stakes in OAO RAO "UES of Russia";
- to ensure that the state builds up stakes in OAO "UES FGC", OAO "UES SO-CDA" and OAO "HydroWGC" required by the Russian legislation;
- to raise funds for the infrastructure companies and OAO "HydroWGC" sufficient to eliminate the deficit in their investment programmes, including by selling the government's stakes in thermal generation companies.

During the second phase of the reform, the state is to divest its holdings in the thermal generation companies (WGCs and TGCs).

All assets owned by OAO RAO "UES of Russia", according to the spin-off balance sheet, will be provisionally divided into two groups:

- Assets to be distributed to the state: about 52 percent of the shares held by RAO "UES of Russia" in each of the companies forming the intended sector structure;

- Assets to be distributed to the minority shareholders: about 48 percent of the shares held by RAO "UES of Russia" in each of the companies of the intended sector structure.

The final phase of RAO UES reorganization will be implemented through simultaneous spin-off and merger (the so-called "combined reorganization"), provided by the Federal Law On Joint Stock Companies. To that end, the Parent Company will spin off "interim" companies owning shares in the entities of the intended sector structure; simultaneously, some of the spin-off companies will merge with and into the respective surviving entities.

In the course of the reorganization, the following companies will be spun off from RAO "UES of Russia":

"State Holding", which will receive shares attributable to the government's stake (≈52 percent of the shares held by RAO "UES of Russia") in:

- OAO "UES FGC";
- the transmission (trunk grid) companies;
- the thermal generation companies.

All shares in the State Holding will be issued to the Russian Federation. The spin-off of the State Holding will take place simultaneously with its merger into OAO "UES FGC". As a result of the transfer of the stakes in WGCs and TGCs attributable to the state share, the government will be able to increase its stake in FGC to at least 75 percent plus one share. The shares in the thermal generation companies entitled to the State will be sold to private investors, and the proceeds from the sale will be used to finance the FGC's investment programme.

"HydroWGC State Holding", which will receive shares attributable to the government's stake (≈52 percent of the shares held by RAO "UES of Russia") in OAO "HydroWGC" and the respective thermal WGCs and TGCs in the amount which will be depend on the amount of funds required to eliminate the investment deficit at OAO "HydroWGC" and ensure that the Russian Federation owns at least 50 percent plus one share in OAO "HydroWGC" (after the consolidation of its subsidiaries).

The spin-off of "HydroWGC State Holding" will take place simultaneously with its merger with and into OAO "HydroWGC".

The aggregate stake in the thermal generation companies to be transferred to "State Holding" and "HydroWGC State Holding", respectively, are to be pro rata to the aggregate stake held by the Russian Federation in OAO RAO "UES of Russia".

"FGC Minority Holding", which will own the "minority" part of the stake in FGC and the transmission (trunk grid) companies (≈48 percent of the shares owned by OAO RAO "UES of Russia").

"HydroWGC Minority Holding", which will own the "minority" part of the stake in OAO "HydroWGC" (this spin-off is to simultaneously merge with and into OAO "HydroWGC").

5 WGC Minority Holdings (except for WGC-5, which has already completed its spin-off), each owning the "minority" part of the stake (≈48 percent) in one thermal WGC.

13 TGC Minority Holdings (except for TGC-5, which has already completed its spin-off), each owning the "minority" part of the stake (≈48 percent) in one thermal TGC.

The 100 percent shares in "FGC Minority Holding", "HydroWGC Minority Holding", and the WGC and TGC Minority Holdings will be distributed only in favour of RAO UES minority shareholders.

These Minority Holdings will be spun off from the Parent Company and simultaneously merged with and into the respective survi[ving] entities forming the intended final sect[or] structure.

Holding Companies, whose shares w[ill] be distributed among all shareholders [of] RAO "UES of Russia" pro rata to their int[e]rests in the Company:

- "INTER RAO UES Holding", the entity ow[n]ing shares in ZAO "INTER RAO UES" a[nd] shares in some AO-power plants (this Hol[d]ing Company will simultaneously mer[ge] with ZAO "INTER RAO UES");
- "IDC Holding", the entity owning shares [in] the IDCs and distribution companies;
- "Far Eastern and Islanded Power Sy[s]tems Holding", the entity owning shares [in] OAO "Far Eastern Energy Company", [as] well as shares in the companies operati[ng] in the islanded power systems.

At its meeting of 27 April 2007, the Boa[rd] of Directors of RAO "UES of Russia" a[p]proved modifications to the framework for t[he] Company's restructuring which provide f[or] the spin-off of companies from RAO "UES [of] Russia" whose shares would be allotted o[nly] to a particular shareholder in RAO "UES [of] Russia". This step is designed to take into a[c]count, to the maximum extent possible, t[he] opinions of the Company's shareholders du[r]ing the final phase of the RAO UES reorganiz[a]tion. Such special purpose holding compani[es] will receive shares in the thermal generati[on] companies, OAO "UES FGC", OAO "HydroWG[C]" and other assets such shareholder is entitl[ed] to which are equivalent to its stake in R[AO] "UES of Russia".

The shareholders of RAO "UES of Russi[a]" who wish to create such a special purpo[se] holding company for themselves in the cour[se] of reorganization were invited to submit to t[he] Company their proposals regarding the cr ation of such companies and joint proposals on the reallocation of the shares in the thermal generation companies they are entitled to receive among the special purpose holding companies under the spin-off balance sheet of OAO RAO "UES of Russia" in the ratios approved by the Board of Directors.

The Board of Directors of RAO "UES of Russia" may take such shareholder proposals into account when drawing up the agenda for the General Shareholders Meeting of OAO RAO "UES of Russia" and preparing Board recommendations to the shareholder meeting on the RAO UES reorganization.

In accordance with the requirements of the Russian legislation, the minority shareholders who vote against the proposed arrangement were entitled to receive shares in all companies being established pro rata to their interests in OAO RAO "UES of Russia". In that case, the part of the shares in the holding companies spun off from RAO "UES of Russia" will be issued to all other shareholders (including the state and minority shareholders who back the proposed reorganization model) taking into account the results of the share distribution to the dissenting shareholders.

It is expected that, after the restructuring, the state will own:

- over 75 percent of shares in OAO "UES FGC" (taking into the funds contributed by the federal authorities and the "state-owned" part of the shares in the WGCs/TGCs);
- over 75 percent of shares in OAO "UES SO-CDA" (taking into the funds contributed by the federal government);
- over 50 percent of shares in OAO "HydroWGC" (taking into the funds contributed by the federal authorities and the "state-owned" part of the shares in the WGCs/TGCs);
- over 50 percent of shares in ZAO "INTER RAO UES";
- about 52 percent of shares in "IDC Holding" and "Far Eastern and Islanded Regional Energos Holding".

Taking into account the possibility that the state will sell its shares in OAO "WGC-5" and OAO "TGC-5", the state may fully divest its interests in the thermal generation companies.

It is anticipated that, after the reorganization, the minority shareholders will own:

- up to 100 percent shares in the thermal generation companies;
- under 25 percent of shares in OAO "UES FGC" and OAO "UES SO-CDA".
- under 50 percent of shares in OAO "HydroWGC" and OAO "INTER RAO UES";
- about 48 percent of shares in "IDC Holding" and "Far Eastern and Islanded Regional Energos Holding".

The EGM of shareholders of OAO RAO "UES of Russia" to decide on the final phase of the Company's reorganization is scheduled to be held in autumn of 2007.

The final phase of the RAO UES reorganization is expected to be completed by 1 July 2008.


interfax

Dmitry Medvedev, First Vice Prime Minister of the Russian Federation:
"The model for restructuring of RAO "UES of Russia" proposed by the Government takes full account of the interests of the state in the consolidation of assets, as well as the interests of minority shareholders of RAO "UES of Russia". Mr. Medvedev highlighted that "the proposed model would enable all shareholders accumulate the energy assets they need by way of exchange."

INTERFAX AGENCY, 17 APRIL 2007

FINAL PHASE
OF OAO RAO "UES OF RUSSIA"
REORGANIZATION

APPROVED BY RAO "UES OF RUSSIA"
BOARD OF DIRECTORS ON 25 MAY 2007

RAO "UES of Russia"

SPIN-OFF

MERGER AFTER
THE LAST COMPANY'S SPIN-OFF
FROM RAO "UES OF RUSSIA"

OWNERSHIP

SIMULTANEOUS SPIN-OFF AND MERGER

WGCs, TGCs,
HYDROWGC,
UES FGC

AND
ISOLATED
REGIONAL
ENERGOS

HYDROWGC

INTER
RAO UES

5 WGCs

UES FGC

Electricity and Capacity Markets

In Q3-Q4 2007, it is expected that the Russian Federation Government will adopt a Resolution on competitive capacity trading.

The competitive capacity market to be introduced is primarily intended to ensure that the UES of Russia has sufficient generation capacity in the short, medium, and long term to satisfy the power consumption in the energy system at any time, in accordance with the required reliability and quality parameters, including sufficient reserve power.

In order to maintain reliability of the UES of Russia and ensure electric energy quality, it is planned to launch in Q3-Q4 2007 a market for system services. The following system services will be procured separately:

- to ensure primary regulation for standard current frequency;
- to ensure automated secondary frequency regulation and active power flows;
- to ensure additional regulation of the reactive electric power;
- to ensure that a generating facility (power unit) can be started without an external source of electric power;
- to take and execute the control actions from the centralized emergency protection systems.

Service providers will be selected through a special competitive process based on the criterion of minimizing the cost of system reliability services. The competitive selection will be conducted at the election of System Operator in the territories of those integrated energy systems (IES) which have insufficient resources to ensure system reliability and electricity quality.

It is also planned that the Rules for the Wholesale Electricity Market and the Rules for the Retail Electricity Market will be amended to provide for the creation of a mechanism to incentivize voluntary reductions in electricity use. When put in place, this mechanism will help relieve the capacity shortage in certain areas.

Beginning on 1 January 2007, several regions of Russia (on the decision of the regional tariff regulators) will introduce the "pool" method for setting the grid tariff. On 1 January 2008, this arrangement will be adopted in all constituent entities of the Russian Federation. This means that a flat-rate tariff will be set for all users of the electricity transmission area in the given region with one voltage level and similar network topology, regardless of whose networks they are connected to.

РОССИЙСКАЯ ГАЗЕТА

The electricity reform is the guarantee of victory over the imminent energy shortages. Until recently, energy companies had only one source of funds for investments, the tariff. Now that the sector restructuring has been completed and the power plants have merged with the generation companies, WGCs and TGCs, the time has come for new sources of investment in new construction. The Government has given its go-ahead to the sale of these companies' shares to private investors, and investors are now beginning to compete for the right to put money into the development of power plants. When this takes place, the state, freed from having to be concerned about the generation facilities, will be able to focus on the infrastructural, natural monopoly sectors of the electricity industry (power transmission and dispatching operations).

ROSSIYSKAYA GAZETA NEWSPAPER, 15 NOVEMBER 2006



Regulatory Environment and Macroeconomic Indicators

POWER CONSUMPTION TRENDS

The last few years have seen an increase in electricity production and consumption amid economic growth in Russia. In 2000 to 2006, electricity use throughout the country rose by 13.5 percent.

Russia's consumption of electricity in 2006, taking into account the plants' own consumption and grid losses, grew 4.2 percent, 2.5 times higher than the growth rate of 1.8 percent in 2005. The total electricity consumption in Russia in 2006 reached 980.6 billion kWh.

Today, the amount and structure of electricity demand depend on the development of Russia's industries, with the country's GDP growing 44 percent in 2000-2006 in comparable prices.

Industrial users account for the greater part of electricity consumption (about 55 percent), and the households and service providers consume just under one third of the total electricity output.

At the same time, the energy intensity of Russia's economy is gradually declining. Specific electricity consumption per RUB1,000 of GDP (in comparable prices) declined by 21 percent from 118.2 kWh in 2000 to 93.4 kWh in 2006 The energy intensity is primarily affected by the structural changes owing to the





2006 passed by quickly. There were successes and failures, but positive events prevailed. Luckily, the work was not routine. I am optimistic about the future. It is variable, predetermined and yet unknown. I am sure there will be a lot of new and interesting work to accomplish the Company's mission

PAVEL SMIRNOV,
Member of the Management Board,
RAO "UES of Russia"

increase in the services sector as a percentage of GDP and growing load of the production facilities, which have a significant basic component in electricity consumption. So far, the energy saving measures being taken by electricity consumers have yielded relatively modest results in terms of energy intensity reduction.

2006 was characterized by significant slowdown in energy intensity decline of Russia's economy, and reversal of the decline in industrial consumption.

In per capita terms, electricity consumption in 2000-2006 grew 16.7 percent, reaching 6,864 kWh in 2006 compared to 5,880 kWh in 2000.

The greater part of electricity is consumed in the areas of centralized electricity supply—over 98 percent, or 962.6 billion kWh in 2006, of which 947 billion kWh is consumed in the seven integrated energy systems of Russia. The electricity consumption pattern by region is quite diverse. The three largest integrated energy systems—Urals IES, Center IES, and Siberia IES—accounted for 673 billion kWh, or over 68 percent of Russia's total electricity consumption in 2006.

The highest growth rates in electricity consumption in 2006 compared to the average annual growth rate for the previous five years were observed in the energy areas of the Middle Volga (from 0.7 percent to 4.2 percent), Siberia (from 0.7 percent to 2.8 percent), and South of Russia (from 1.5 percent to 4 percent). The electricity consumption growth rate in the energy areas of the Urals and Center of Russia exceeded Russia's average figures by 6 percent and 4.5 percent, respectively. As before, electricity consumption growth rate was low at 0.9 percent in the Far East of Russia.

In 18 regions of Russia, electricity consumption grew by more than 5 percent in 2006: Belgorod Region, Voronezh Region, Kaluga Region, Ryazan Region, Yaroslavl Region, Mosco[w] and Moscow Region, Karelia Republic, Kom[i] Republic, Mari El Republic, and Tatarstan Republic, Orenburg Region, Chelyabinsk Regio[n], Tyumen Region, Tomsk Region, Chechen Republic, Ingush Republic, and Krasnodar Kra[y]. These regions accounted for more than half [o]f the overall electricity consumption growth i[n] Russia (21 billion kWh).

The electricity consumption growth wa[s] driven by the increased activity in the construction investment and retailing sectors i[n] most regions of Russia and more productio[n] capacity coming on stream in the energy-intensive industries, such as extractive, oil refining and metal industries.

The basic variant of the electricity consumption forecast for 2007-2010 adopted b[y] the Russian Federation Government anticipates an average growth in electricity deman[d] in Russia at 5 percent to 1,196.6 billion kWh b[y] 2010, including 1,174.8 billion kWh in the area[s] of centralized electricity supply. The electricity consumption forecast for 2010 wi[ll] exceed Russia's annual electricity use o[f] 1,073.8 billion kWh in 1990 by 122.8 billion kW[h] or 11.4 percent.

FACTORS AFFECTING PRICING IN ELECTRICITY INDUSTRY

With electricity and heat tariffs regulated by the state, pricing in the energy industry is primarily affected by the changes in fuel prices, inflation and investments financed with energy companies' own funds.

The electricity tariffs growth rate in 1998-2006 were close to the inflation rate for industrial products.

In 2006, the approved tariffs for electricity sold on the wholesale electricity (capacity) market grew by 7.5 percent while the price growth forecast for gas was 11 percent, coal 10.1 percent, and fuel oil 11.2 percent.

In 2006, the actual price growth was 11.7 percent for gas, 9.4 percent for coal, and 59.2 percent for fuel oil. The gas prices were slightly higher than the forecast due to increase in gas deliveries at unregulated prices. The significant fuel oil price growth was dri-ven by the increased demand from generation companies during the period of abnormally low temperatures in January and February 2006 and subsequent increase in electricity use in the spring and summer of 2006. However, the significant increase in energy companies' expenses did not have an influence of regulated tariffs in 2006, which are set for a year term.

The rates of infrastructure entities in 2006 changed as follows:

- the fee charged by OAO "UES FGC" for the transmission of electricity via the UNEG grew 56.7 percent;
- the fee charged by OAO "UES SO-CDA" for the system reliability services increased by 12.5 percent;
- the fee charged for the UES functioning and development services increased by 11.0 percent.

The significant growth of the fee charged by OAO "UES FGC" in 2006 was due to the consolidation of the transmission (trunk) grids which were separated from the distribution companies.

Industrial Prices vs Electricity Prices*


12
10
8
6
4
2
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
10.9
10.5
8.0
4.8
4.7
5.2
3.8
3.8
4.7
4.1
2.2
2.9
3.6
4.0
4.4
2.4
2.4
2.7
3.2
3.2
1.7
1.2
1.7
2.2
OIL PRODUCER PRICE INDEX
FUEL AND POWER PRICE INDEX
MANUFACTURERS PRICE INDEX
PRICE INDEX FOR ELECTRICITY AND HEAT SUPPLIED BY THE HOLDING COMPANY'S ENERGY PROVIDERS

*price growth on an accrual basis relative to December 1998



Electricity Tariff Growth and Inflation Dynamic*


%
150
140
130
120
110
100
2000
2001
2002
2003
2004
2005
TARIFF GROWTH FOR THE ELECTRICITY SUPPLIED BY THE HOLDING COMPANY'S ENERGY PROVIDERS
INFLATION

*December, year-on-year

Growth of electricity tariffs and prices of products (services) provided by other natural monopolies and the residential utilities, times


2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
2002
2003
2004
2005
2006

UTILITIES TARIFFS RAILWAY TARIFFS

GAS PRICES ELECTRICITY RATES

The pricing in the electricity industry in 2006 was also affected by certain measures designed to reform the sector. On 1 January 2006, most regional generation companies started to trade on the wholesale electricity market, which made it possible to more efficiently handle the load of their power plants. The savings these measures produced are estimated at RUB4.3 billion, which helped moderate the growth of electricity prices.

The changes in the state regulation of the electricity sector, introduction of the new Rules for the operation of the wholesale and retail electricity markets also had an influence on pricing in the sector. In particular, with effect from 1 July 2006, Russia's Federal Tariffs Service adopted a new basis for the calculation of UNEG transmission fees: instead of the useful output measured in kilowatt-hours, the Service adopted capacity measured in kilowatts.

ELECTRICITY AND HEAT TARIFFS

Retail Market

In 2006, electricity tariffs for end consumers were set in accordance with the programme for limiting increase in the regulated tariffs to the inflation targets for 2004-2006 approved by the Russian Federation Government. On 1 January 2006, the electricity and heat tariffs for end consumers were reviewed for the RAO UES energy entities within the average release tariff thresholds set by the Federal Tariff Service of Russia.

The thresholds (minimum and maximum values) for electricity tariffs set for 2006 were 5.5% and 7.5% higher, respectively, than the targets for 2005.

The overall increase in the approved tariffs for end consumers in 2006 was 7.5 percent compared to the target inflation rate of 8 percent. The highest tariffs in the UES of Russia were set for the Khabarovsk Kray (178.0 kopecks per kWh) and Arkhangelsk Region (162.3 kopecks per kWh) and the lowest tariffs were set in the Republic of Khakassia (27.38 kopecks per kWh).

The actual inflation in 2006 was 9 percent, and the actual tariffs in the electricity industry grew on average by 9.5 percent. The rates for the electricity delivered by RAO UES distribution companies increased by 10.3 percent.

The key reason for actual tariffs exceeding the approved targets was the significant deviation of the actual volumes of electricity consumption mix from the planned balance of electricity production and consumption approved by the Federal Tariff Service of Russia.

During the past few years, electricity tariffs grew against the background of faster growth in prices (tariffs) of products and services provided by the other natural monopolies and the residential utilities sector.

энерго рынок

Among the key achievements of the reform, we should first of all mention the launch of a fully-fledged, competitive market for electricity. Today, this market is quite small: the amount of electricity traded at unregulated prices is about 5-10 percent. Nevertheless, this market segment is already giving adequate price signals needed to attract investments. Thus, it is fair to say that, today, our country has a price benchmark for electricity.

POWER MARKET MAGAZINE, 20 DECEMBER 2006

Actual Electricity Rates, by Groups of Consumers

INDICATORS	UNIT OF MEASUREMENT	DECEMBER RATES 2004	2005	2006	DEC 2006/ DEC 2005, %
Electricity rates					
Average tariff for internal consumers	kopeck/kWh	84.62	92.79	102.31	110.3
Tariffs for industrial and equivalent consumers with connected load of over 750 kW	kopeck/kWh	83.35	90.11	95.60	106.1
Tariffs for households (including VAT)	kopeck/kWh	82.28	97.64	117.23	120.1
Heat tariffs					
Average tariff	RUB/Gcal	302.38	352.98	386.47	109.5
Tariff for industrial consumers	RUB/Gcal	306.00	352.41	395.49	112.2
Tariff for housing organizations	RUB/Gcal	300.27	367.76	395.49	107.5

Rates for Electricity Supplied by WGC Power Plants to the Wholesale Electricity Market, kopecks per kWh

	2005	2006	2006/2005, %
Average tariff	47.29	53.06	112.2
including:			
TPPs	66.59	61.65	92.6
HPPs	20.26	22.86	112.8

The electricity tariffs grew by an average of 10.3 percent, for industrial consumers by 6.1 percent and for households by 20.1 percent. The average tariff approved for households for 2006 was 134 kopecks per kWh. The actual tariff for households, taking into account the social benefits, was 117.23 kopecks per kWh, whereas the tariff for large industrial consumers was 95.60 kopecks per kWh. The actual tariffs charged to households were lower than the tariffs approved for households by the regional energy commissions due to the benefits existing for different groups of population. The total electricity allowances to households in 2006 are estimated at RUB30 billion.

The significant increase in electricity ta riffs for households in 2006 made it possibl to slightly reduce the cross subsidies be tween industrial and household consumer The existing cross subsidies hinder the step to further improve the efficiency of industi entities. The total amount of cross subs dies in 2006 calculated by the Federal Tari Service of Russia amounted to RUB78 billio (exclusive of VAT).

The Federal Law On the Federal Budg for 2007 provides for the right of the Rus sian Federation Government to grant up t RUB15 billion in subsidies to the constituer entities of the Russian Federation to eliminat interregional cross subsidies. In 2006, the firs practical step was made to replace cross sub sidies with budget finance.

Wholesale Market

In 2006, the number of thermal and hydropower plants of the WGCs supplying electricity to the wholesale electricity (capacity) market grew to 53 from 32 after the power plants, which previously formed part of the regional energos, entered the market.

The average increase in tariffs approved by the Federal Tariffs Service of Russia for electricity supplied to the wholesale market grew in 2006 by an average of 15.6 percent over 2005, with the tariffs for hydropower plants growing by 51.1 percent and the tariffs for thermal power plants declining by 6.2 percent. The lower growth rate in tariffs for thermal power plants was due to the wholesale market entry by 16 TPPs which earlier had operated as part of the regional energy systems. These new entrants had a tariff lower than the average tariff on the wholesale market.

The wholesale market suppliers' tariffs grew considerably faster than those of the buyers. This was because of the significant surplus (about RUB3 billion) provided for the wholesale market in 2005 in order to cover the losses incurred by the wholesale market suppliers during the previous periods. In 2006, owing to the increased tariffs set for suppliers, the surplus was reduced to RUB300 million.

Subscription Fee

The subscription fee for the organizational services provided by OAO RAO "UES of Russia" with respect to the operation and development of the UES of Russia was set by the Federal Tariff Service of Russia with effect from 1 January 2006 at RUB48.72 per thousand kWh, up 11 percent compared to 2005. The operational component of the subscription fee was the same as in 2005, while the investment component (taking into account the income tax) grew by 19 percent, which is in accordance with the RAO UES Investment Programme 2006 agreed with Russia's Ministry of Economic Development and Trade, Ministry of Industry and Energy, Federal Tariff Service, and approved by the Russian Federation Government.

The aggregate charges for the services provided by the infrastructure organizations (OAO RAO "UES of Russia", OAO "UES FGC", and OAO "UES SO-CDA") grew by 12 percent over 2005.

НЕЗАВИСИМАЯ

Russian President Vladimir Putin said that the key objective in the energy sector is to remove the price disparity on the domestic electricity market. "The key issue in the sector should be an understandable and transparent pricing policy on the electricity and natural gas markets." That is why it is paramount to eliminate, in the very near future, the price disparity on the domestic market for electricity," said Russian President.

NEZAVISIMAYA GAZETA NEWSPAPER, 31 NOVEMBER 2006



46%
75%
29%

Ensuring Reliable Operation of the UES of Russia

OPERATION OF THE UES OF RUSSIA

In 2006, RAO UES entities ensured stable functioning of the Unified Energy System of Russia, which operated 100 percent of the time at the standard AC frequency prescribed by the state standard, GOST (49.95 – 50.05 Hz). In 2006, 100 percent of the time the frequency of electric current in the energy pool of Russia, CIS countries and the Baltic Republics was maintained within the permissible range provided by the Standard of RAO "UES of Russia" Rules for preventing and eliminating disruption in normal operation of the electrical component of the energy systems.

The annual peak load of the UES power plants was recorded on 23 January 2006, with the AC frequency of 50.01 Hz and the outdoor temperature of -23.2°C (8.7°C below normal and 12.8°C lower than in 2005). The peak load reached 146.4 thousand MW, up 6.6 percent over 2005.



8



I believe that our success in 2006 was due to the teams of professionals in Moscow and the regions. The team spirit manifested itself most strongly in the period of abnormally low temperatures last winter. It was the mobilization of all resources, not only technological ones, but, in the first place, human resources, that made it possible to stand up to the challenges of weather

ANDREY TRAPEZNIKOV,
Member of the Management Board,
RAO "UES of Russia"

In 2006, the UES of Russia operated in parallel with the energy systems of Belarus, Estonia, Latvia, Lithuania, Georgia, Azerbaijan, Kazakhstan, Ukraine, Moldova, and Mongolia. The energy systems in the countries of Central Asia—Uzbekistan, Kyrghyzstan, and Tajikistan—operated in parallel with the UES of Russia through Kazakhstan's energy system.

Finland's energy system, which is part of NORDEL, the Nordic countries' energy pool, operated in an interconnected mode with the UES of Russia via the Vyborg conversion plant. Electricity from Russia's power grid was also supplied to selected areas of Norway and China.

Operational management in the UES of Russia is handled by OAO "UES SO-CDA", which has a three-tier structure of dispatch operation: the Central Dispatch Administration of the UES of Russia, Integrated Dispatch Administrations, and Regional Dispatch Administrations (CDA-IDAs-RDAs).

The key functions performed by OAO "UES SO-CDA" are to:

- ensure compliance with the established reliability parameters for the functioning of the Unified Energy System of Russia and electricity quality;
- manage the operational modes of the energy facilities pursuant to the Principal Rules for the operation of the wholesale and retail markets;
- develop optimal daily schedules for the operation of power plants and grids of the UES of Russia, etc.

The dispatch entities, with the assistanc of other industry infrastructure organization address the strategic goals for optimizing th operational modes of the UES of Russia in th mid- and long-term perspectives, including:

- forecasting consumption of electricity ar capacity, and development of capacity ar electric power balances;
- determination of the transfer capabili of the UES power grid;
- optimising the use of energy resources ar carrying out overhaul of generation equi ment, etc.

In 2006, measures were implemented improve the process to calculate, analyse, ar manage the operational modes. A good de of work was done to develop and increas the reliability of the telecommunicatio dispatching, UPS and engineering system OAO "UES SO-CDA" organized system-wic and cross-system emergency response dril and trainings to strengthen the interaction wi the crews of Russia's Emergencies Minist with the participation of the authorities large cities and regions.

In the spring of 2006, RAO "UES of Russi launched the development of programmes ensure reliable power supply in the so-calle "peak load areas" (i.e. areas which experienc capacity shortages during peak load periods RAO "UES of Russia", its energy companie and the regional administrations have alrea approved Five-Year Reliability Assurance ar Energy Industry Development Programme for the following regions of Russia: Moscov Saint Petersburg, Tyumen (including th Tyumen Region, Khanty-Mansi Autonomo Okrug and Yamalo-Nenets Autonomo Okrug), Moscow Region, Sverdlovsk Regio Nizhny Novgorod Region, Chelyabinsk Regio and Krasnodar Kray. It is planned that, by en

2007, similar programmes will be developed and agreements will be signed with 17 regional administrations.

The Reliability and Development Headquarters of the UES of Russia are responsible for controlling and coordinating the performance of obligations by RAO "UES of Russia" and its energy companies operating in the regions with whose administrations the relevant agreements were signed.

In the course of preparations for the 2006-2007 autumn and winter period, as a measure to ensure operational reliability, RAO "UES of Russia" signed Agreements on interaction in the event of danger of emergence and appearance of power blackouts with 18 regional administrations. Under these Agreements, Headquarters for ensuring security of power supply to consumers were set up in each region, consisting of regional officials and energy companies' officers. The primary focus of such HQs' activities will be on coordinating efforts and prompt decision-taking in order to prevent and eliminate the consequences of power blackouts.

During 2006, RAO UES entities repaired generators having an aggregate capacity of 72.2 thousand MW, power boilers with the steam capacity of 144.9 thousand t/h, and hot-water boilers with a total heat capacity of 6.6 thousand Gcal/h; 443.6 km of heating network pipelines were replaced.

RAO UES companies met their targets for repairs of power networks set for the year. In 2006, OAO "UES FGC" repaired 28 autotransformers of 110-1,150 kV in its own networks, 17 reactors of 110-1,150 kV, over 200 110-1,150 kV switchgears, over 500 disconnecting switches, 166 compressors, and over 4 thousand foundations under grid facilities. In addition, lineside vegetation management measures were implemented in over 20 thousand hectares; the repair crews replaced over 28 thousand insulators and over 100 km of lightning protection cables. As part of the R&M activities carried out by the transmission (trunk grid) companies of OAO "UES FGC", 100 compressors, 2 reactors, over 2 thousand disconnecting switches, and over 800 circuit breakers were repaired.

The distribution companies cleared about 88 thousand hectares of high-voltage power line routes and replaced nearly 800 transformers which had reached the end of their service life. Complete overhaul was made in about 5 thousand substations, nearly 42 thousand distribution points and 10/0.4 kV transformer stations, about 66 thousand km of high-voltage lines of 35 kV and more, over 183 thousand high-voltage lines of 0.4 kV to 10 kV.

Winter readiness certificates were received by 1,018 out of 1,019 RAO UES companies, except for OAO "Tyvaenergo", where consumer non-payments prevented the company from meeting the fuel stockpiling targets for the autumn and winter period.

ИЗВЕСТИЯ

It appears that the Unified Energy System of Russia is going through one of the most exciting periods in its development. With the electricity reform nearing completion, the new sector structure is being created in which RAO UES spinoffs—WGCs, TGCs and energy retail companies—will play a major role. However, the UES of Russia will remain the backbone ensuring reliable power to customers.

IZVESTIA NEWSPAPER, 21 DECEMBER 2006



For me, the year 2006 was remarkable in that RAO UES energy companies started to implement international standards in quality management, environmental management and personnel health and safety management. These measures will result in improved quality of management and increased reliability and safety of equipment and personnel

VICTOR PAULI,
Member of Management Board, Chief Technical Inspector, RAO "UES of Russia"

TECHNICAL POLICY

In order to improve the reliability and operational stability of the UES of Russia, raise the efficiency of electricity and heat generation, and ensure power, industrial and environmental safety at RAO "UES of Russia", the Holding Company identified the key areas of its research policy reflecting the most advanced technical solutions and performance parameters of power equipment, which are to be used in the energy companies' investment programmes.

In 2005, RAO "UES of Russia" produced the Statement of the Technical Policy Concept for the Period until 2009. In order to further develop the Concept, in 2006 OAO "UES FGC", OAO "UES SO-CDA", OAO "HydroWGC", and nearly all generation and power grid companies adopted their own Regulations on Technical Policy.

As part of the process to develop the Strategy (Target Vision) for the Development of the Electricity Industry in Russia for the Period Until 2030, RAO "UES of Russia" is preparing its best practice recommendations on the key principles of technical policy in the Russian electricity industry, Fundamentals of the Technical Policy for the Electricity Industry in Russia for the Period until 2030.

One of the key areas of the Holding Company's research policy, which is intended to significantly raise the efficiency of thermal power plants, is the broad adoption of the combined-cycle technology. The use of cogeneration will increase their efficiency from 30-35 percent to 50-60 percent, minimize the environmental impact, and reduce fuel consumption for electricity generation by 25-35 percent. The project turnaround time for power plants with combined-cycle units may be as short as two years from the construction launch until commissioning, which is much faster than for coal-burning and nuclear power plants. CCG plants do not put any extra strain on the envi ronment, they are relatively small in size ar easier to site near the energy consumptio centers.

Another important area for implementatio of new advanced technology and equipment the construction of coal-fired thermal pow plants using the traditional steam techno logy and power units using ultra supercrit cal live steam conditions (Po = 30÷32 MP t°= 600÷620), including circular fluidized-be (CFB) boilers. This helps increase the efficier cy of coal-fired power units to 46-48 perce and effectively burn low-quality coals, reduc specific fuel consumption by 15-20 perce while complying with strict environmental re quirements.

The construction of tidal power plan (TiPPs) with next-generation orthogon (cross-stream) turbines is one of the prio rity areas for development in the hydropow sector. TiPPs may operate in any load sched ule area, do not pollute the atmosphere ar do not have an inundation zone. Investmen needed to construct a TiPP are comparab to those of HPP construction. When the es timated performance of orthogonal hydraul units is confirmed in tests and the techno logy for float-on method for TiPP constructio is verified, energy companies will be able start building new powerful and energy-e ficient tidal power plants (Mezenskaya TiP on the White Sea and Tugurskaya TiPP on th Sea of Okhotsk).

Under the Regulation on Technical Policy of OAO "UES FGC" approved in 2006, the company developed a number of special-purpose programmes and regulatory documents designed to further improve the technical policy in the grid system, including the following:

- replacement of obsolete equipment with modern equipment, fitting out the enterprises with advanced facilities for technical diagnostics and monitoring of electrical equipment and power transmission lines;
- creation and implementation of faceted steel towers for 35-500 kV transmission lines;
- creation of controlled transmission lines;
- creation of an automated dispatching system for grid control centers;
- creation of digital systems for data transmission through 'dark' optical fibres in line and cable facilities.

In 2006, OAO "UES FGC" implemented steps to install improved electrical insulators, replace valve-type arresters, and high-voltage bushings in the interconnected power grids. New types of pylons have been designed and tested for 35-110 kV and 330 kV transmission lines. FGC put into operation a Unified Digital Telecommunication Network for the Electri-city Industry which supports information exchange among industry participants, including subdivisions of RAO "UES of Russia", OAO "UES FGC", and OAO "UES SO-CDA".

An important factor that affects implementation of the technical policy of OAO "UES FGC" is conducting research under the Comprehensive Technical Research Programme of OAO "UES FGC", including R&D in the key areas of power grid development, such as:

- development of new technologies, including the Flexible Alternating Current Transmission Systems (FACTS) using advanced power electronics and asynchronized machines, technology and equipment for flexible transmission lines;
- creation of technologies and devices using high-temperature superconductivity;
- development of design solutions, equipment, systems and methods of monitoring for the creation of next generation substations and transmission lines.

РОССИЙСКАЯ ГАЗЕТА

The unique modular power unit manufactured by the famous Sevmash plant to order of HydroWGC, a RAO UES subsidiary, is equipped with a 1,500 kW orthogonal turbine designed by Russian scientists and engineers and has no counterparts in the world. The peculiar feature of such turbine is that the direction of its rotation is the same during the ebb and flow of the tide, which increases its efficiency significantly to 60-70 percent, and reduces the cost of building such units by 30-40 percent.

ROSSIYSKAYA GAZETA NEWSPAPER, 23 NOVEMBER 2006

Investment Phase of the UES Development

INVESTMENT NEEDS OF THE UES OF RUSSIA

According to the forecast approved by the Russian Federation Government at its meeting of 30 November 2006, the Country's electricity consumption will grow by an average of 5 percent annually until 2011, which means that that energy companies will need to build and bring on line 40.9 thousand MW of new generation capacity duing that period. Of that amount, 33.3 thousand MW will be built by the energy companies established in the course of restructuring of RAO UES entities. According to the RAO UES companies' investment programmes, the amount of generation capacity to be brought on line will increase tenfold by 2011.

RAO UES energy companies will need RUB3.1 trillion in funds to finance their investment programmes until 2011. The investment programme implementation will help satisfy the demand for electricity and heat from the expanding economy and household consumers and prevent capacity shortages in the areas where the economic growth is most rapid.








153,1
138,6
133,5
135,3
144,7
125
200
UES peak load

Planned Additions of Generation and Grid Capacity by RAO UES Entities

	UNIT OF MEASUREMENT	2006	2007	2008	2009	2010	TOTAL
Generation: total for Holding Company	MW	1,252	2,281	2,222	8,196	19,300	**33,251**
including:							
Thermal Power Plants	MW	1,196	1,474	1,596	6,896	17,209	**28,371**
Hydropower plants	MW	56	696	467	1,205	1,963	**4,387**
Small-scale HPPs owned by TGCs.	MW	—	111	159	95	128	**493**
Length of HV lines of the UNEG	km	639	975	1,230	4,256	5,360	**12,460**
Transformer capacity of the UNEG	MVA	4,124	8,583	13,203	27,312	28,120	**81,342**
Reactive power of the UNEG	Mvar	1,200	540	1,520	1,980	540	**5,780**
Length of distribution lines	km	1,357	1,434	4,762	4,748	6,033	**18,334**
Transformer capacity of distribution substations	MVA	999	4,051	6,378	5,664	9,533	**26,625**

The RAO UES generation companies will spend RUB1.8 trillion to build new power units. A greater part of the new capacity will be built on the sites of the existing power plants, which will significantly reduce the cost of creating the necessary transport and network infrastructure.

The large-scale generation capacity expansion projects will be accompanied with the construction of the corresponding power grids. The following UNEG facilities are scheduled for construction in 2006-2010: 12 thousand km of transmission lines, 81 thousand MVA of transformer capacity, and nearly 5.8 thousand Mvar of reactive power. It is planned that the distribution companies will build over 18 thousand km of new lines and 26 thousand MVA of transformer capacity. The companies will spend over RUB700 billion on the development of the distribution infrastructure by 2011, and the total amount to be spent on the development of the entire power grid infrastructure will make more than RUB1.3 trillion.

In 2006-2010, the investment programme of OAO "UES SO-CDA" will total RUB24,108 million.

The investments to be made by OAO "UE SO-CDA" in 2006-2010 will be focussed on th following:

- development of the calculation, analys and regulation process of the operation modes;
- development of technologies to suppo market trading;
- increasing the reliability of professional ac tions by staff members;
- increasing the reliability of the informa tion technology and telecommunicatio system;
- improvement of the infrastructure suppor ing the dispatch administration.

SOURCES OF INVESTMENT

The development and implementation of the RAO UES Investment Programme was made possible owing to the consistent and dedicated policy of reforming the electricity industry, which unlocks the investment potential of private (non-governmental) sources of finance.

The large-scale construction of generation facilities will be financed with own capital of the energy companies, proceeds from the offerings new WGC and TGC shares to private investors, the use of project finance mechanisms, direct private investments, and debt financing. The RAO UES Investment Programme provides that the construction of power units will also be financed with funds provided by private investors under the investment guarantee mechanism.

The principal source of investments in the power grids and dispatching facilities will be charges for the transmission and dispatching services, payments for new user connections, debt finance and the proceeds from the new share offerings of OAO "UES FGC" and OAO "UES SO-CDA" to the state, and from the sale of the shares in thermal generation companies (WGCs and TGCs) owned by RAO "UES of Russia" to private investors.

Additional Share Issues of Generation Companies

One of the sources of finance for generation companies' investment projects are additional share issues by WGCs and TGCs to private investors.

In 2006, the Board of Directors of RAO "UES of Russia" took decisions in principle aimed at attracting private investment through issuance of additional shares in thermal generation companies.

The Board of Directors at its meetings of 23 June, 30 August and 29 September 2006 approved the list of thermal generation companies which may place additional shares to private investors. The list includes the following thermal generation companies: WGC-1, WGC-2, WGC-3, WGC-4, WGC-5, WGC-6, TGC-1, TGC-3, TGC-4, TGC-5, TGC-7, TGC-8, TGC-9, TGC-10, TGC-12, and TGC-13.

It may be decided in 2007 on whether it is advisable for TGC-2, TGC-6, TGC-11, and TGC-14 to issue new shares.

The proceeds that the WGCs and TGCs may receive from share offerings in 2006-2008 are estimated at over RUB400 billion.

The bulk of funds from the companies' new share issues is anticipated in 2007-2008. In order to ensure that their investment programmes are properly financed in 2007-2008, the generation companies will have to rely strongly on other sources of finance available to them, i.e. own capital and debt funds.

In November 2006, OAO "WGC-5" placed its new shares on the stock market. The investors were offered 5.1 billion shares in WGC-5, or 14.4 percent of the company's increased authorized capital. The investors' appetite for the shares significantly exceeded the number of shares on offer, tenfold at the lower bound of the price range and eightfold at the upper bound. The bidders were both Russian and international institutional and strategic investors. WGC-5 raised USD459 million in its IPO.

The issuance of new shares by WGC-5 is the first experience in Russia's electric power industry in attracting large-scale private investment in electricity generation companies. The company will use the offering proceeds to build new power capacity in the areas of Russia which suffer from energy shortages and to revamp the existing power plants of WGC-5.

In March 2007, OAO "WGC-3" completed the first placement of shares to a strategic in-

FT
FINANCIAL TIMES

The new share issue by WGC-5, a Russian generation company, was sold to a group of international investors for US$459m. One share was valued at 9 cents which was close to the upper boundary of the price range. The IPO of WGC-5 was the first test of the equity markets which is part of the modernization of the entire energy sector in Russia. The transaction is likely to whet the investors' appetite for future projects relating to RAO UES reorganization.

FINANCIAL TIMES
1 NOVEMBER 2006



Since my first day in the electricity sector, I have wanted to be involved in the construction of new power plants and major projects to modernize power equipment. Last year saw the launch of numerous new projects. Today, these plans are viewed as feasible not only by sector workers, but also by the heads of regional governments

BORIS VAINZIKHER,
Member of the Management Board,
Technical Director, RAO "UES of Russia"

vestor. The highest price, USD3.084 billion, for the 18 billion ordinary shares (37.9 percent of the WGC-3 increased authorized capital) was offered by Norilsk Nickel Group.

In May 2007, OAO "TGC-5" was the first among the territorial generation companies to issue its new shares to a private strategic investor. The company issued 329.734 billion ordinary shares, which makes 26.8 percent of its increased capital, and raised over USD450 million.

The offerings by the three generation companies alone—WGC-3, WGC-5 and TGC-5—raised USD4 billion in funds for the electricity industry. This amount is much bigger than the aggregate public expenditure in the electricity sector over the past decades.

The funds raised by WGC-3, WGC-5 and TGC-5 will be used to implement investment projects—construction of new and modernization of the existing generation capacity.

Investment Guarantee Mechanism

In light of the need to ensure investments in the electricity industry during the transitional period, the Russian Federation Government, by its Resolution No. 738 of 7 December 2005, approved the use of the investment guarantee mechanism (IGM) as an instrument to stimulate investments during the transitional period which provides additional guarantees and incentives to investors. Such a mechanism is intended as a measure to safeguard investors from most market risks.

Under the IGM, investors are guaranteed a certain return on their investments in the construction of new capacity in Russia by setting a special fee for the services aimed at the creation of the long-term technological reserve of capacity (similar to the capacity fee) under a long-term agreement with OAO "UES SO-CDA".

The mechanism applies only to investment in the creation of new generation capacity, i.e investments aimed at addressing capacit shortages in certain regions of Russia. Th IGM is not intended to attract investments fo projects to modernize the existing generatio facilities which do not result in the expansio of their installed capacity.

The Russian Federation Ministry of Industr and Energy has prepared an order to hold tender to procure the construction of a ther mal power plant of up to 1,200 MW near th Tarko-Sale Substation in the Tyumen Regior Also, an order is pending approval from th ministries and government agencies of Russi regarding the siting of generation facilities a the Urengoyskaya TPP in the Tyumen Regio and Serovskaya TPP in the Sverdlovsk Regior The investment programme also includes IGI projects on the sites of the Shchekinskay TPP (Tula Region), Petrovskaya TPP (Mosco Region), and the TPP in the neighbourhood c the city of Syktyvkar. RAO "UES of Russia" an OAO "UES SO-CDA" are considering a list c pumped storage power plants (PSPPs) an coal-fired TPPs with an aggregate installe capacity of 25 thousand MW, whose construc tion may be feasible only within the framewor of the IGM.

Sources of Finance for Investment Programmes of the Generation Companies of RAO "UES of Russia", billions of RUB

	2006	2007	2008	2009	2010	TOTAL	%
Own funds	54.9	63.9	82.6	113.0	203.2	517.6	29
New share issues and proceeds from asset sales	—	101.9	149	139.9	67.4	458.2	26
Raised funds	29.2	52.3	51.2	118.3	129.8	380.8	21
Funds from outside investors provided for IGM projects	—	3.3	38.1	46.7	52.4	140.5	8
Federal budget	0.1	7.0	7.9	12.0	—	27.0	2
Other (including VAT recovery, capital lease, funds from outside investors)	10.9	42.0	72.1	72.9	58.3	256.2	14

Sources of Finance for Investment Programmes of Grid Companies and OAO "UES SO-CDA", billions of RUB

	2006	2007	2008	2009	2010	TOTAL	%
Own funds	69	90	83	100	141	483	37
Charges for technological connection to power grids	5	59	75	66	48	253	19
Proceeds from asset sales	—	37	111	56	80	284	22
Federal budget	—	25	24	48	—	97	7
Raised funds	11	28	45	29	25	138	11
Other (including VAT recovery, capital lease)	—	8	13	15	20	56	4



2006 saw the establishment of HydroWGC, Europe's largest company producing electricity using renewable energy sources. We launched the construction of the Boguchanskaya HPP with the design capacity of 3,000 MW. This project is the largest one in Russia's electricity industry over the past decade

VYACHESLAV SINYUGIN,
Member of the Management Board,
Managing Director, RAO "UES of Russia";
Chairman of the Management Board,
OAO "HydroWGC"

Funds Contributed by the Federal Government to Increase the Russian Federation's Stake in OAO "UES FGC", OAO "UES SO-CDA", and OAO "HydroWGC"

To implement their investment programmes, the electricity infrastructure companies needed government support in the form of capital contributions to OAO "UES FGC", OAO "UES SO-CDA", OAO "HydroWGC". The amount of such contributions is determined in accordance with Federal Laws No. 35-FZ On the Electric Power Industry and No. 36-FZ On Specific Features of Functioning of Electric Power Industry During the Transitional Period, which provide that the state must hold at least 75 percent plus one share in OAO "UES FGC" and OAO "UES SO-CDA", and at least 50 percent in OAO "HydroWGC". Another factor determining the amount of capital contributions is the amount provided the companies' investment programmes.

RAO "UES of Russia" submitted to the Russian Federation Ministry of Industry and Energy a proposal that the Russian Federation acquire shares in OAO "UES FGC", OAO "UES SO-CDA", OAO "HydroWGC" in 2007-2010: RUB91.78 billion worth of shares in OAO "UES FGC", RUB5.22 billion worth of shares in OAO "UES SO-CDA", and RUB23.0 billion worth of shares in OAO "HydroWGC".

On 20 March 2007, OAO "UES FGC" completed its additional share issue. The RUB80 billion share issue was registered with the securities regulator on 21 March 2006. The shares were issued by private placement to RAO "UES of Russia" and the Russian Federation.

In return for the additional shares in FGC, RAO "UES of Russia" transferred its shares in the transmission (trunk grid) companies, network facilities relating to the Unified National Energy Grid (UNEG), and cash. The Russia[n] Federation paid RUB22.48 billion in cash f[or] the additional shares in FGC in accordanc[e] with the Federal Law On the Federal Budg[et] for Year 2007.

As a result of the share issue, the Russia[n] Federation, through the Federal Agency f[or] Federal Property Management, now hol[ds] a 12.44 percent of OAO "UES FGC", and th[e] stake held by RAO "UES of Russia" declined [to] 87.56 percent.

It is planned that the deficit of the Inves[t]ment Programmes of OAO "UES FGC" an[d] OAO "HydroWGC" will be eliminated aft[er] the sale of the shares in 5 thermal WGCs an[d] 13 TGCs (i.e. all companies except for WGC-[5] and TGC-5, which will have been spun off fro[m] RAO "UES of Russia" by that time within the fir[st] reorganization phase) owned by the state durin[g] the final phase of RAO UES reorganization.

Greenhouse Emissions Trading System

One of the sources of investment in the elec[tricity] industry is the use of the joint imple[mentation] (JI) mechanism provided by Articl[e] 6 of the Kyoto Protocol to the UN Framewor[k] Convention on Climate Change. An inves[t]ment project being implemented as a JI pro[ject] is intended to generate greenhouse ga[s] reductions which may be sold to an intereste[d] buyer.

In 2006, the RAO UES Investment Pro[gramme] was reviewed to determine whethe[r] certain projects could be implemented a[s] JI projects. The potential greenhouse gas re[ductions] are estimated at 25.6 million tonne[s] of CO2, which may bring over EUR180 millio[n] in funds from carbon reduction projects.

In order for energy companies to meet the eligibility requirements and benefit from the Kyoto Protocol mechanisms, the companies are required to estimate their greenhouse emissions and make the appropriate register of emissions. For an investment project to be structured as a JI project, special project documentation must be produced in the PIN and PDD format and verified by an independent entity accredited by the UN, and receive the relevant approvals on the national and international levels.

RAO "UES of Russia" has put in place the necessary infrastructure and methodology which will facilitate carbon reduction finance in investment projects. The work is coordinated by a dedicated wholly-owned subsidiary of RAO "UES of Russia", Energy Carbon Fund. Standards have been produced for the preparation of JI projects and detailed assessment of greenhouse gas emissions at RAO UES entities. Preparations are well underway to implement the Kyoto Protocol mechanisms: greenhouse to date emissions inventories have been prepared for 125 energy facilities.

The Energy Carbon Fund, together with the RAO UES energy companies, has started drafting documentation for the first priority projects in the PIN and PDD formats, and is in the process of negotiations with the potential ERU buyers. Currently, documentation is being prepared for 20 investment projects.

Payment for Connection of New Users to Power Grids

One of the sources of finance for the investment projects in the power grids, especially in the distribution networks, is the fee charged to new consumers for grid connection. In 2004-2006, the legal framework was created for charging the connection fee to new consumers. In order to regulate the technical connection process, the Russian Federation Government adopted Resolution No. 861, dated 27 December 2004, approving the Rules for Technical Connection of Energy Consuming Devices (Energy Units) of Legal and Natural Persons to Power Grids. Pursuant the Connection Rules, the Federal Tariffs Service of Russia approved its Methodological Guidance for Determining the Amount of the Fee for Connection to Power Grids. 2006 saw continued work to improve the legal framework for technical connections, and on 27 March 2007 some amendments were made to the Resolution which provided that the connection fee must necessarily include an investment component.

It is expected that, in 2006-2010, the connection fee receipts will make over RUB252 billion. These receipts will be used to finance the investment programmes in distribution and transmission grids.

ИЗВЕСТИЯ

Andrey Dementyev, Deputy Head of the Russian Federation Ministry of Industry and Energy: "We are impressed with the results of the first IPO completed by WGC-5. I'm not only speaking of the amount of money raised, but also by the investor pool, which includes foreign energy companies, Russian financial organizations, Russian energy companies, and international institutional investors. The "pilot" IPO demonstrated that major investors are beginning to develop their financial strategies with regard to the prospects of the development of the Russian energy sector. We can already see that the sector is turning into an efficient business before our eyes".

IZVESTIA NEWSPAPER, 21 DECEMBER 2006


Liberalized Segment
477.8
465.8
468.8

Electricity And Heat Markets

WHOLESALE ELECTRICITY MARKET

In 2006, the wholesale electricity (capacity) market in Russia had 249 participants, including 146 subsidiaries and dependent companies of RAO "UES of Russia": 216 participants in the price area of the European part of Russia and Urals (the first price area) and 33 participants in the price area of Siberia (the second price area).

In January to August 2006, the wholesale market operated in accordance with Russian Federation Government Resolution No. 643 On the Rules for the Wholesale Electricity (Capacity) Market for the Transitional Period and was divided into two segments:

- the regulated segment, which included the "deviations" market where electricity was bought and sold at the electricity tariffs which take into account the capacity;
- the unregulated (free trading) segment, where insignificant volumes of electricity were sold at unregulated prices (13.7 percent of the total amount of electricity sold in the first price area and 3.2 percent in the second price area).




10

Average Daily Prices for Electricity on the Day-Ahead Market, RUB/MWh*



900
800
700
600
500
400
300
200
100
0
1 6 11 16 21 26 31 5 10 15 20 25 30 4 9 14 19 24 29 4 9 14 19 24 29 3 8 13 18 23 28 3 8 13 18 23
July
August
September
October
November
December

1ST PRICE AREA "EUROPE + URALS":

WEIGHTED AVERAGE ELECTRICITY PRICE

WEIGHTED AVERAGE ELECTRICITY TARIFF

2ND PRICE AREA "SIBERIA":

WEIGHTED AVERAGE ELECTRICITY PRICE

WEIGHTED AVERAGE ELECTRICITY TARIFF

* H2 2006

One of the key features of this market model was that the buyer who failed to purchase electricity in the unregulated segment could turn to the regulated segment and purchase the necessary amount of electricity at the tariff set by the Federal Tariffs Service of Russia.

On 31 August 2006, the Russian Federation Government adopted its Resolution No. 529 On Improving the Operation of the Wholesale Electricity (Capacity) Market which became effective on 1 September 2006. Pursuant to the Resolution, the regulated segment was transformed into a system of regulated contracts, and the unregulated prices are set on the day-ahead market as a result of selection by the Administrator of Trading System of the price bids and offers submitted by buyers and sellers for the full volumes of electricity supply or purchase, taking into account the contracts made at unregulated prices. The deviations segment was transformed into a balancing market.

Prices in the Unregulated Segment and Day-Ahead Market

The weighted average price of electricity in the unregulated segment in January-August 2006 was RUB574.8 per MWh. In the European and Urals price area, the weighted ave-rage electricity price was RUB582.1 per MWh, while in the Siberian price area, which has a high percentage of hydropower generation, the weighted average price was RUB457.9 per MWh.

In September-December 2006, the weighted average electricity price in the day-ahead market segment was RUB384.6 per MWh. In the European and Urals price zone, the weighted average price was RUB449.0 per MWh, and in the Siberian price zone RUB122.4 per MWh.

The lower unregulated price after the new wholesale electricity (capacity) market model was put in place is due to the fact that in the free trading segment, on the one hand, the consumers had the right to buy more elec-tri-city than suppliers could sell, and, on the other hand, those buyers who failed to purchase electricity in the free trading segment bought it in the regulated segment at their tariff for electricity taking into account the capacity. Thus, the price in the free trading segment was approximately the level of tariff average for all buyers of electricity taking into account the capacity in 2006, which in the European part of Russia and Urals stood at RUB590.0 per MWh and in the Siberia at RUB431.5 per MWh.

After the new wholesale market model was introduced, the unregulated market prices were set according to the demand and supply from the market participants, both under unregulated bilateral contracts and under bids and offers submitted by electricity buyers and sellers on the day-ahead market auctions and on the balancing market.

Weighted Average Prices
of the Day-Ahead Market, By Hour, RUB/MWh
1st Price Area


600
500
400
300
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100
0
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23
hour
WORKING DAYS: SEPTEMBER-DECEMBER
NON-WORKING DAYS: SEPTEMBER-DECEMBER

Weighted Average Prices
of the Day-Ahead Market, By Hour, RUB/MWh
2nd Price Area


250
200
150
100
50
0
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23
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WORKING DAYS: SEPTEMBER-DECEMBER
NON-WORKING DAYS: SEPTEMBER-DECEMBER

The unregulated prices on the wholesale market in September-December 2006 were declining month on month: in September, the average market price was RUB403.1 per MWh, in October RUB401.2 per MWh, in November RUB386.2 per MWh, and in December RUB354.5 per MWh. In the price area of the European part of Russia and Urals, this decline was due to the increase in gas deliveries at regulated prices to the thermal power plants in Q4 2006. In the price zone of Siberia, owing to the high water levels on the rivers, the hydropower plants were able to increase their electricity supply to the market, "forcing out" the electricity generated by the thermal power plants, which resulted in significant price reductions in the 2nd price area.

During the period since the launch of the new market model on 1 September 2006, the prices within the 24-hour cycle changed as follows: during the minimum load hours (00:00 to 04:00 hours) were lower by 50 percent-33 percent than the prices during the peak load hours (19:00 to 21:00 hours), which provided incentives to consumers to carry out energy saving measures and change their load profiles. The incentives to cut energy consumption during the hours with the highest prices and, accordingly, the peak load in the energy system are created not only for the wholesale market buyers, but also for consumers on the retail market (except for households), for which energy retail companies started to use, effective in September 2006, the unregulated prices of the wholesale market for the calculation of the cost of electricity supplied.

The difference in prices set for different regions suggests that the transmission capability of the networks plays an important role in shaping the electricity prices on the new market: higher prices in certain regions compared to average prices indicate that there are some power grid bottlenecks, which makes it impossible to transmit the required amounts of electricity from the cheaper generators based in the neighbouring regions. The same applies to the areas with relatively low prices. For instance, the electricity prices in the republics located in the Northern Caucasus are significantly higher than the average prices in the 1st price area (28.3 percent in September - December 2006). This was due to the network constraints, as these republics are separated from the remaining regions of the Integrated Energy System of the Northern Caucasus. Meanwhile the Murmansk Region has low prices (19.8 percent lower than the weighted average prices in the 1st price area in September - December 2006), which are shaped by the cheap electricity generated by the hydropower plants and the Kolskaya NPP and the existence of network constrains which limit the electricity transmission from the generators to the neighbouring regions.

Thus, the operation of the new market model will create signals necessary to identify bottlenecks in the power grids and assess the value of the existing constraints, and consequently, evaluate the effectiveness of investment projects in the transmission grids.

Electricity Sales/Purchases in the Unregulated and Regulated Markets, January - August 2006

The electricity sales of the unregulated market segment in January - August 2006 amounted to 65.6 billion kWh (or 11.7 percent of the total supplies without the deviations segment), including 61.6 billion kWh in the first price zone and 4.0 billion kWh in the second price zone.

Over the first eight months of 2006, the SDCs of RAO "UES of Russia" purchased 51.9 billion kWh of electricity in the unreg lated market segment, or 82.3 percent of electricity purchased by all participants of th wholesale market segment. At the same tim electricity supplies in the unregulated mark segment by the SDCs of RAO "UES of Russi amounted to 46.7 billion kWh, which mak 71.2 percent of the total electricity sales in t segment. The SDCs of RAO "UES of Russi accounted for 66.9 percent of the total ele tricity sales in the European and Urals pri area, and 62.0 percent in Siberia's price are

In the regulated segment, electricity su plies in both price areas, without taking in account the deviations segment, amounted 497.0 billion kWh in January - August 20C including 390.2 billion kWh in the first pri zone, 273.2 billion kWh of which was suppli by the SDCs of RAO "UES of Russia". In t second price zone, the sales amounted 106.8 billion kWh, including 56.3 billion kV sold by the SDCs of RAO "UES of Russia".

The amount of electricity purchased in t regulated segment, without taking into a count the deviations sector, in January-A gust 2006 made 493.3 billion kWh for bo price areas, including 390.5 billion kWh in t first price area (SDCs of RAO "UES of Russi 300.5 billion kWh). In the second price are the figure was 102.9 billion kWh, includi 59.1 billion kWh worth of electricity purchas by the SDCs of RAO "UES of Russia".

The number of contracts made at unreg lated prices in January - August 2006 w as follows: 409 contracts in the first price are including 407 contracts made by the SD of RAO "UES of Russia"; and 25 contracts in t second price area, including 24 contracts e tered into by the SDCs of RAO "UES of Russi

Electricity Sales in Regulated Market Segment, million kWh

DELIVERIES	JANUARY - AUGUST 2006
Suppliers: SDCs of RAO "UES of Russia"	329,468.5
including imports	2,732.3
Other suppliers	167,466.0
TOTAL	**496,934.5**

Electricity Purchases in Regulated Market Segment, million kWh

PURCHASES	JANUARY - AUGUST 2006
Buyers: SDCs of RAO "UES of Russia"	359,566.6
Including for export	11,423.0
Other buyers	133,778.5
TOTAL	**493,345.1**

ИЗВЕСТИЯ

The start of the electricity market liberalization is the major event among the significant events which took place in the Russian electricity industry in 2006. The market launch breathed life into the intended sector structure which, whithout that, despite the successful restructuring of RAO "UES of Russia", would remain a beautiful, but useless scheme.

IZVESTIA NEWSPAPER, 21 DECEMBER 2006

Results of RAO UES Energy Companies' Operation in the Balancing Market, 2006

INDICATOR	PRICE ZONE	DEVIATIONS OWING TO "EXTERNAL INITIATIVE"*		DEVIATIONS OWING TO "OWN INITIATIVE"	
		VOLUME INCREASE	VOLUME REDUCTION	VOLUME INCREASE	VOLUM REDUCTIO
Deviations in generation					
Share of planned generation volume, %	Europe and Urals	2.3	2.2	0.6	0.
	Siberia	1.9	2.8	0.4	0.
Cost, of which:					
Liabilities (millions of RUB)	Europe and Urals	0.0	2,842.4	0.0	2,942.
	Siberia	0.0	442.7	0.0	243.
Claims (millions of RUB)	Europe and Urals	9,581.4	0.0	403.0	0.
	Siberia	820.8	0.0	49.6	0.
Deviations in consumption					
Share of planned consumption volume, %	Europe and Urals	0.0	2.8	1.8	1.
	Siberia	0.0	0.0	0.9	1.
Cost, of which:					
Liabilities (millions of RUB)	Europe and Urals	0.0	37.5	0.0	2,880.
	Siberia	0.0	0.0	0.0	264.
Claims (millions of RUB)	Europe and Urals	0.0	0.0	6,827.7	0.
	Siberia	0.0	0.0	533.8	0.

*deviations due to a cause which did not depend on the wholesale market participant and was caused by the actions of other wholesale market participants, owners of the power grid facilities, the Administrator of Trading System or System Operator.

Deliveries/Purchases of Electricity under Regulated Contracts and on the Day-Ahead Market of the Wholesale Market (September – December 2006)

In September – December 2006, 276.3 billion kWh of electricity was sold under regulated contracts, of which the SDCs of RAO "UES of Russia" accounted for 184.9 billion kWh. The amount of electricity sold was 218.0 billion kWh in the first price area and 58.3 billion kWh in the second price area.

After the new wholesale market model was introduced on 1 September 2006, suppliers were given a possibility to buy in electricity to meet their electricity supply obligations to buyers under regulated contracts.

This arrangement facilitate a more efficient use of generation capacity compared to the previous market model.

The possibility of such buying-in between suppliers is one of the efficiency indicators characterizing the wholesale market. The less efficient power plants do not produce electri-city in c der to perform their obligations to buyers und regulated contracts but buy in electricity at u regulated prices from other power plants. T amount of trading among the electricity produ ers at unregulated prices currently exceeds t volume of electri-city purchased by electric consumers. This means that, event with a l level of market liberalization, a mechanism h been put in place which allows to optimize t load for the entire volume of production.

The amount of electricity to be sold under the trading schedule in September to December 2006 was 279.6 billion kWh, including 223.1 billion kWh in the first price area and 56.4 billion kWh in the second price area. The SDCs of RAO "UES of Russia" accounted for 185.5 billion kWh of that amount.

In September - December 2006, the buying-in volumes in each hour of trading in the first price area averaged 8.6 percent of the trading schedule for the generators, and in the second price area the figure was 14.5 percent. The volume of trading at unregulated prices in Siberia was higher than the volume of unregulated trading in the first price area because it is possible to generate more electricity on the HPPs in Siberia.

The amount of electricity purchased under regulated contracts schedule in September to December 2006 was 268.3 billion kWh, including 201.1 billion kWh by the SDCs of RAO "UES of Russia". The figure for the first price area was 212.8 billion kWh, and in the second price area 55.5 billion kWh.

In each month, the volumes of electricity purchased in excess of the volumes provided under the regulated contracts by the energy retail companies, which sold the appropriate amounts at unregulated prices on the retail market, amounted, on the average (in September to December 2006), to 2.2 percent of the trading schedule for purchases in the first price area and 1.3 percent in the second price area.

The numbers of unregulated contracts made on the day-ahead market in September - December 2006 were as follows: 72 in the first price area, of which 56 were made by the SDCs of RAO "UES of Russia", including 9 contracts to secure the performance of regulated contracts; 136 in the second price area (all of which were made with the participation of the SDCs of RAO "UES of Russia"), including 62 contracts to secure the performance of regulated contracts.

Results of the Balancing Market

According to the balancing market rules, the production and consumption volumes as well as equilibrium prices for electricity on the balancing market are determined based on the competitive selection of bids and offers submitted by participants and suppliers of the wholesale market with regulated consumption according to a procedure similar to the competitive selection of price bids and offers on the day-ahead market.

In 2006, the production and consumption deviation figures on the wholesale market were not more than 3 percent higher than the target values. This suggests that the sector participants have been able to adapt themselves adequately to the new rules of the wholesale market.

ВЕДОМОСТИ

THE WALL STREET JOURNAL & FINANCIAL TIMES

The state has drastically changed its approach to the reform of the electricity market, say analysts of Aton investment company. Currently, the liberalization of the wholesale electricity market is seen as the main way for raising additional investments in the sector. The government is inclined to raise electricity tariffs rather than subsidize consumers by setting lower prices. Analysts say that RAO "UES of Russia" is the most liquid company whose shares enable investors to take part in the electricity market liberalization.

VEDOMOSTI NEWSPAPER, 12 DECEMBER 2006

RETAIL ELECTRICITY MARKETS

On 31 August 2006, the Russian Federation Government adopted its Regulation No. 530 On Approval of the Rules for the Operation of the Retail Electricity (Capacity) Markets During the Transitional Period, which became the most important event of 2006 in the creation of the intended structure of competitive retail electricity markets in Russia. The Regulation established the principles of interaction among retail market entities during the transitional period of the electricity reform.

According to these Rules, the regional regulators assigned the status of guaranteeing suppliers to all of RAO UES energy retail companies and the unrestructured regional energos (a total of 69 companies). The guaranteeing suppliers are obliged to make a contract to supply or sell electricity with any consumer based in their respective areas who request for such contracts to be made.

The emergence of market relationships in the sector is to lead to the development of competition on the retail electricity markets.

Besides the energy retail companies and unrestructured regional energos, in 2006 electricity on the wholesale market was purchased by 67 market participants (qualifying consumers and independent retailers).

The volume of electricity delivered by the RAO UES energy retail companies to their own consumers (without taking into account the power consumed to transport electricity) in 2006 grew 0.1 percent over 2005 to 607.1 billion kWh.

The electricity deliveries did not change significantly by consumer groups compared to 2005.

Industrial consumers account for the grea er part of electricity consumption, 53.1 perce of the total electricity supplies in 2006.

Over the year, the share of electricity co sumed by households increased by 0.8 pe centage points to 9.5 percent.

Structure of Effective Supply of Electricity,
By Consumer Groups of RAO UES Energy Retail Companies

	2005		2006	
CONSUMER GROUPS	BILLION KWH	%	BILLION KWH	%
TOTAL	**606.2**	**100**	**607.1**	**100**
including:				
Industrial and equivalent consumers	327.9	54.0	322.5	53.1
Electric traction transport	36.4	6.0	36.6	6.0
Non-industrial consumers	59.9	10.0	62.9	10.4
Agribusiness consumers	13.9	2.3	13.3	2.2
Households	53.1	8.7	57.4	9.5
Cities/towns	9.6	1.6	9.4	1.5
Other electricity suppliers	105.4	17.4	104.9	17.3

HEAT MARKET

In 2006, the total productive supply of heat by RAO UES entities amounted to 434.7 million Gcal.

In 2006, no significant changes took place in the heat consumption structure in terms of volume by consumer groups. The share of industrial consumers grew 2.1 percentage points to 27.5 percent. The share of residential utilities declined by 4.5 percentage points to 43.1 percent.

Heat Output by RAO UES Energy Companies, 2006

IES	MILLION GCAL
Total for the Holding Company	**434.7**
Center	129.2
North-West	41.1
Volga area	47.1
South	6.9
Urals	124.3
Siberia	63.7
Far East of Russia	22.4

Structure of Effective Heat Supply, %


1.2
7.6
18.2
2005
47.6
25.4


1.1
9.5
18.8
2006
43.1
27.5


RESIDENTIAL UTILITY SERVICES
MANUFACTURING INDUSTRIES


HOUSEHOLDS
TRANSPORT AND TELECOMS
OTHER

Production Results

GENERATION

At end-2006, the installed capacity of the RAO UES power plants stood at 159.2 thousand MW, an increase of 1.3 thousand MW over 2005. The installed capacity growth was driven by the construction and commissioning of new generating capacity.

After power unit 2 was brought on line at the Severo-Zapadnaya CHPP, the plant's electrical capacity increased twofold to 900 MW. This helped improve the reliability of power supply to customers in Saint Petersburg and the surrounding Leningrad Region, which are on the list of regions suffering from capacity shortages during peak load periods. After the commissioning of unit 4 at the Khabarovskaya CHPP-3, the plant's installed capacity reached 720 MW, which made it the largest cogeneration plant in Russia's Far East.

In 2006, the combined installed capacity of the WGC power plants amounted to 76 thousand MW (or 47.7 percent of the total capacity of the Holding Company's plants) and the capacity of TGCs' power plants stood at 50 thousand MW, or 31.4 percent.






19255
natural gas
coal
fuel oil
other
9220
2280
2009
2010

Electricity and Heat Generation Structure: Russian Federation Power Plants vs. RAO UES Power Plants

	UNIT OF MEASUREMENT	2004	2005	200
Electricity generation in the Russian Federation	billion kWh	931.9	953.1	995.6
including:				
TPPs, Russian Federation	billion kWh	609.4	629.2	664.1
HPPs, Russian Federation	billion kWh	177.8	174.4	175.0
NPPs, Russian Federation	billion kWh	144.7	149.5	156.5
Electricity generation by RAO UES power plants	billion kWh	651.9	665.4	695.0
including:				
RAO UES thermal power plants	billion kWh	521.4	540.8	569.1
RAO UES hydropower plants	billion kWh	130.5	124.6	125.9
Electricity generation by RAO UES power plants as a percentage of total electricity output in Russia	%	70.0	69.8	69.8
Electricity generation by RAO UES TPPs as a percentage of electricity output in Russia	%	85.6	86.0	85.7
Electricity generation by RAO UES HPPs as a percentage of electricity output in Russia	%	73.4	71.4	71.9
Heat output in the Russian Federation	million Gcal	1,434.4	1,436.0	1,459.0
Heat deliveries by RAO UES energy companies	million Gcal	465.8	465.2	477.8
Heat output by RAO UES entities as a percentage of total heat production in Russia	%	32.5	32.4	32.7

The amount of electricity generated in Russia in 2006 was 995.6 billion kWh, an increase of 4.5% compared to 2005.

Electricity generation by the Holding Company's plants amounted to 695.0 billion kWh in 2006, which represents an increase of 4.4 percent over 2005. The share of the RAO UES energy companies in the nation's electricity output was 69.8 percent, remaining at approximately the same level as in 2005. RAO UES thermal power plants generated 569.1 billion kWh in 2005, up 5.2 percent year-on-year. The output of the Holding Company's hydro power plants rose by 1.0 percent to 125.9 billion kWh. The modest increase in the HPP generation was due to the lower water inflow in the major river basins in the European part of Russia in Q2 2006.

In 2006, the WGC power plants increase electricity output by 6.7 percent over 200 and the TGC plants' output rose marginal by 0.4 percent.

The following large thermal power plan increased their generation in 2006 compare to 2005: Troitskaya TPP (by 82.3 percent Konakovskaya TPP (by 29.2 percent), Kirish skaya TPP (by 21.6 percent), Novocherkas skaya TPP (by 18.5 percent), Ryazanskaya TPP (by 17.7 percent), Stavropolskaya TPP (by 14.4 percent), Krasnoyarskaya TPP-2 (by 17.6 percent), Gusinoozerskaya TPP (by 11.6 percent) and Pechorskaya TPP (by 9.3 percent).

The heat output by the RAO UES enterprises in 2006 amounted to 477.8 million Gcal, up 2.7 percent compared to 2005. The WGC power plants increased their heat generation by 3.7 percent, the TGC plants by 2.4 percent, and the AO-power plants that are not part of the WGCs or TGCs increased their heat output by 3.6. percent.

Fuel Supply

In 2006, the RAO UES power plants purchased fuel worth RUB344,373.7 million, including RUB228,982.1 million worth of natural gas, RUB72,104.1 million of coal, and RUB43,287 million of fuel oil.

Taking into account the repayment of previous years' debts and the contracts made with fuel suppliers (mostly coal suppliers) on a deferred payment basis, the fuel payments totalled RUB344,373.7 million, including RUB72,660.3 million for coal, RUB415,394.9 million for fuel oil, and RUB230,572.7 million for natural gas. As at 1 January 2007, the Holding Company's debts owed for fuel amounted to RUB6,536.4 million, a decrease of RUB264.0 million, or 3.9 percent, compared to the year before. The debts owed for coal declined by RUB386.1 million, while the RUB838.7 million debt owed to the gas suppliers was paid off, and an advance payment of RUB531.9 million was made.

As a measure to reduce its fuel costs, RAO UES companies continued to pursue their practices of competitive and regulated procurement. Nearly all energy companies procured fuel oil and coal using a competitive process.

2006 saw continued activities of the e-trading systems, B2B-energo.ru and TZS-Elektra.ru.

Fuel Deliveries to Power Plants in the Russian Federation and RAO UES Holding Company

	2005	2006	GROWTH IN ABSOLUTE TERMS	GROWTH %
Gas, billion m3				
Total for power plants in the Russian Federation	151.8	157.3	+5.5	3.6
including:				
power plants of RAO UES Holding Company	142.6	148.1	+5.5	3.8
Coal, million tons				
Total for power plants in the Russian Federation	116.8	120.8	+4.0	3.4
including:				
power plants of RAO UES Holding Company	104.9	111.8	+6.9	6.6
Fuel oil, '000 mt				
Total for power plants in the Russian Federation	4.7	7.9	+3.2	68.1
including:				
power plants of RAO UES Holding Company	4.6	7.5	+2.9	63.0



In my opinion, the main event of the year was the successful operation during the 2005-2006 autumn and winter period of peak consumption, which was a major endurance test for many energy companies. During the period, we worked in extremely adverse conditions caused by abnormally low temperatures. And we worked well and without failures. I am proud of my colleagues who demonstrated the highest level of professionalism

VLADIMIR AVETISYAN,
Member of the Management Board,
Managing Director of RAO "UES of Russia",
Business Unit 2

Fuel Consumption Mix at the Holding Company's TPPs in 2006

FUEL	UNIT OF MEASUREMENT	INVENTORIES AS OF 31 DEC 2005	DELIVERIES	CONSUMPTION	INVENTORIES AS OF 31 DEC 2006
Coal	'000 mt	14,556	111,764	109,217	17,096
Fuel oil	'000 mt	2,680	7,465	6,171	3,740
Natural gas	'000 m3		148,077	148,077	

Fuel Prices (with VAT and Transportation Costs)

	2005	2006	2006/2005, %
Coal, RUB/mt	658.7	720.9	109.4
Fuel oil, RUB/mt	3,758.6	5,984.8	159.2
Natural gas, RUB/'000 m3	1,388.4	1,550.7	111.7
Average, %			118.3

The part of the gas supplies were purchased on the gas exchange from OAO "Gazprom". The savings generated by RAO UES entities in 2006 owing to competitive fuel procurement totalled RUB1,543 million.

In 2006, gas supplies to the RAO UES power plants rose 3.8 percent over 2005. Independent gas suppliers accounted for 34.5 percent of the total gas supplies to the plants.

The coal purchases by the RAO UES power plants in 2006 grew 6.6 percent in year-on-year terms. The purchases of furnace fuel oil grew 63 percent due to the necessity to replace gas during the periods of abnormally low temperatures in January-February 2006, when OAO "Gazprom" imposed restrictions on gas deliveries to the power plants.

The share of natural gas in the fuel consumption mix of the RAO UES power plants declined by 0.6 percent in 2006 over 2005 to 70 percent; the share of coal decreased by 0.1 percent to 26 percent, while the fuel oil consumption grew 0.7 percent to 3.4 percent.

In 2006, the prices of fuel supplied to the RAO UES power plants rose 18.3 percent compared to 2005: gas prices increased by 11.7 percent, coal prices by 9.4 percent, and fuel oil prices by 59.2 percent. The fuel oil prices surged in January and February 2006 due to the increased domestic demand driven by the extremely cold weather and the global oil price hikes. The fuel oil prices rose 35.3 percent month-on-month in February to RUB6,305.5 per tonne. The fuel oil prices continued climbing until September 2006

Fuel Inventories, Supplies, and Consumption
at RAO "UES of Russia" Thermal Power Plants, %


3.4
0.6
26
2006
70
NATURAL GAS
COAL
FUEL OIL
OTHER

reaching RUB6,783.7 per tonne in Q3 2006. The prices stopped growing in Q4 because of the relatively warm weather for the time of the year which led to lower fuel oil consumption.

In Q1 2006, the RAO UES power plants experienced shortages of fuel after Gazprom imposed restrictions on gas supply to power plants in the second half of January and first half of February. At the same time, electricity consumption in the European part of Russia during the period grew by 12.6 percent, while the electricity output by the thermal power plants of RAO "UES of Russia" increased by 16.9 percent and the heat output by 22.0 percent.

In order to ensure uninterrupted power supply and meet the increased electricity and heat demand, RAO UES power plants started to burn standby fuels (fuel oil and coal). The actual daily fuel oil consumption grew 12-fold on average, and on some days even 20-fold. The coal consumption in the European part of Russia rose 2.4 times.

In Q2-Q4 2006, special attention was paid to purchasing the necessary amounts of fuel and building up the required fuel stockpiles at the power plants by the start of the 2006-2007 autumn-winter period.

By the beginning of the autumn-winter period the fuel inventory targets had been raised. The fuel stockpiles held by the RAO UES power plants totalled 2.9 million tonnes of fuel oil, 16.4 million tonnes of coal, which exceeded the targets by 13.9 percent and 15.0 percent, respectively.

НЕЗАВИСИМАЯ

The power plants of RAO "UES of Russia" are operating at maximum loads. On 17 January, a historic peak load of 14.6 million kW was recorded in the energy system of the European part of Russia over the past 15 years. RAO UES chief executive has warned that the load is likely to increase and "we should be prepared for their increase tomorrow and on subsequent days".

NEZAVISIMAYA GAZETA NEWSPAPER, 20 JANUARY 2006



In 2006, trunk grid companies were spun off from the regional energos, and OAO "FGC UES" started to manage them. Thus, the necessary conditions have been put in place to create a comprehensive strategic, technological, organizational and economical development of the country's power grids. I think everybody has noticed that

ANDREY RAPPOPORT,
Member of the Management Board,
Managing Director, RAO "UES of Russia";
Chairman of the Management Board,
OAO "UES FGC"

ELECTRICITY TRANSMISSION AND DISTRIBUTION

In 2006, the Holding Company's power grids were managed by RAO "UES of Russia" and OAO "UES FGC". The companies operated 2,476.8 thousand km of electricity lines, including 122.2 thousand km of bulk transmission (trunk grid) lines and transformer substations of all voltages having a total capacity of 562,766.67 MVA.

In 2006, the consolidated electricity deliveries from the UNEG networks to the distribution companies' grids, unrestructured regional energos, and direct consumers on the wholesale electricity market amounted to 433,531.2 million kWh.

The distribution companies delivered 676,376 million kWh of electricity to consumers in 2006.

In 2006, significant reductions in electricity losses were achieved in the networks of different voltage levels.

OAO "UES FGC" was able to cut electricity losses in 2006 by 0.04 percentage points to 3.71 percent from 3.75 percent. This was made possible by the installation of advanced metering equipment and improved performance of personnel in the metering process, reconciliation and calculation of electricity losses.

In 2006, OAO "UES FGC" put into trial use an automated electricity metering system (ASKUE) for the networks of 330 kV and more. By 2010, FGC will create an automated information and commercial metering system (AIIS KUE) for the UNEG facilities.

The actual losses in the distribution grids amounted in 2006 to 8.69 percent, down from 10.02 percent in 2005, which demonstrates that the loss-reduction measures in the sector were quite effective.

The key efficiency indicator for the mea sures to reduce commercial losses of electr city in the distribution networks is the numb of violations revealed in the electricity settl ment system and the electricity consumptio without having concluded a contract. In 200 as many as 242 thousand violations by co sumers were discovered, and the electrici retailers made up acts for the return or pa ment of 499 million kWh of electricity.

In 2006, RAO UES grid companies provide technological connection services to new use amid the continued increase in consumer d mand for capacity. The total amount of capaci connections in 2006 amounted to 2,859,940 k Connection fees were introduced in 41 r gions of the Russian Federation. The tot amount of connection charges in 2006 w in excess of RUB5 billion, which were investe in the distribution grid facilities.

Electricity Supplies to Distribution Networks, by Energy Areas, billion kWh


0
50
100
150
200
Center and North Caucasus IDC
162.4
157.8
North-West IDC
65.7
67.8
Urals and Volga IDC
230.0
218.4
Siberia IDC
98.7
94.5
OAO "Southern Grid Company"
14.8
OAO "Moscow United Electricity Grid Company" (MOESK)
68.3
OAO "Moscow City Electricity Distribution Company" (MGESK)
36.3
34.5
2006
2005

ELECTRICITY SALES

As of December 31, 2006, the following retail units operated in RAO UES Holding Company:

- 71 companies engaged in electricity sales, including 62 energy retail companies and 9 regional energos which were not unbundled;
- 30 companies engaged in heat sales, including 6 WGCs, 14 TGCs and 10 other companies.

The level of payments for the electricity supplied by the RAO UES retail units in 2006 was 100 percent. Compared to 2005, there was an increase in electricity sales to industrial consumers and utilities organizations. As of 1 January 2007, the consumers' arrearage amounted to RUB21.9 billion.

The level of payments for heat by Holding Company's customers in 2006 amounted to 99.8 percent, with the debt owed by customers for the heat consumed standing at RUB22.0 billion as of 1 January 2007.

In 2006, the RAO UES energy retail companies had contractual relationships with over 700 thousand industrial consumers (legal entities) and 30 million individual customers (households).

After the Rules for the Functioning of Retail Electricity Markets During the Transitional Period of the Electricity Reform (the Retail Market Rules) were adopted, the Holding Company's energy retail units have been translating the free (unregulated) prices to the retail market. Pursuant to the requirements of the Retail Market Rules, the RAO UES energy retail companies took steps in 2006 to renew the electricity supply contracts with customers.

In order to raise the quality of services provided, the energy retailers were working to improve the systems for settlement with consumers. In the Belgorod Region, Perm Region, the cities of Moscow and Saint Petersburg, and other regions of Russia, the energy retail companies installed electronic terminals to receive payments from household customers. In some regions, the energy retail companies created call centers to handle customer relations.

In connection with the upcoming reorganization of OAO RAO "UES of Russia" and the transfer of its functions, inter alia, to SROs, a decision was taken in 2006 to establish Non-profit Partnership of Guarantee Suppliers and Energy Retail Companies (including the SDCs of RAO "UES of Russia" and independent market participants).

The RAO UES energy retail units have be given the following tasks on the retail electri ity market for 2007:

- to preserve the customer base and increa electricity sales;
- to complete the campaigns to bring the e isting power supply agreements into li with the new pricing rules which provide f the translation of unregulated prices fro the wholesale market;
- to ensure successful participation in te ders scheduled for June - September 20 to obtain the status of a guaranteeing su plier, which will come into effect beginni in 2008;
- to increase the market value of energy r tail companies.

Electricity Consumer Mix
of RAO "UES of Russia"
Holding Company, %


7.4
10.0
46.7
11.1
2006
24.8

MANUFACTURING INDUSTRIES

RESIDENTIAL UTILITIES

HOUSEHOLDS

TRANSPORT AND TELECOMS

OTHER CONSUMERS

Heat Consumer Mix
of RAO "UES of Russia"
Holding Company, %


1
10
20
2006
44
25

MANUFACTURING INDUSTRIES

RESIDENTIAL UTILITIES

HOUSEHOLDS

TRANSPORT AND TELECOMS

OTHER CONSUMERS

Секрет фирмы

For the past three years, the electricity industry in Russia has been in the midst of revolutionary events. The companies which found themselves in an unregulated marketplace have been learning to exist in a competitive environment. They now have to compete for consumers by reducing the prices of their services and offering more favourable and convenient terms of supply. They also have a broad range of new incentives to seriously embrace management innovation and business process automation.

**COMPANY SECRET MAGAZINE,
23 OCTOBER 2006**

Investment Activities

The investments in the fixed assets of RAO UES companies totalled RUB160.3 billion in 2006, an increase of 36.2% over 2005.

In 2006, 26 power units with an aggregate capacity of 1,651.5 MW were put into operation throughout the Holding Company. Of these, 596 MW were financed by OAO RAO "UES of Russia". During the year, 14 generating units with a combined capacity of 1,262.7 MW were brought on line at the thermal power plants. The hydropower plants put on stream 94.8 MW of new capacity. Some 148 MW of hydropower units were replaced, and the available capacity of the Irganayskaya HPP was increased by 146 MW after raising the dam level.

The key start-ups at the thermal power plants included the commissioning of po-wer unit 2 (450 MW) at the Severo-Zapadnaya CHPP, power unit 4 (180 MW) at the Khabarovskaya CHPP-3, power unit 2 (180 MW) at the Chelyabiskaya CHPP-3, a 180 MW power unit at the Pravoberezhnaya CHPP of TGC-1, etc.

In the hydropower sector, the projects commissioned included the Malaya Mezenskaya



TiPP, the Malye HPPs in Dagestan, and the Gelbakhskaya HPP. Modernization projects were implemented to replace the hydropower units at the Volzhskaya HPP and Kamskaya HPP.

In 2003-2006, the Investment Programme of OAO RAO "UES of Russia" was divided to create own investment programmes for OAO "UES FGC" and OAO "UES SO-CDA" (in 2003) and OAO "HydroWGC" (in 2006).

In 2006, OAO "UES FGC" put into operation 640 km of new transmission lines, 4,124 MVA of transformer capacity, and 1,200 Mvar of reactive power. The amount of funds spent on the Investment Programme of OAO "UES FGC" in 2006 totalled RUB36.2 billion, a 1.3-fold increase over 2005.

The following new grid facilities became operational in 2006: 500 kV transmission line "Oznachennoe – Aluminievaya" with the 500 kV Aluminievaya Substation; 220 kV transmission line "Blagoveshchenskaya – Sirius"; 500 kV Zvezda Substation; 330 kV Frunzenskaya Substation; 330 kV Novgorodskaya-2 Substation; 220 kV transmission line "Volgodonskaya NPP – Salsk" and capacity extension project at the 220 kV Salsk Substation; 500 kV transmission line "Gusinoozerskaya TPP – Petrovsk-Zabaikalsky", and 500 kV Khekhtsir Substation.

The investments in the distribution networks grew 1.8-fold in 2006 to RUB41.7 billion from RUB23.3 billion. At some distribution companies, the investments increased three- to four-fold. The major regional distribution companies' investment figures for 2006 were as follows: OAO "Moscow United Electricity Distribution Company": RUB10.2 billion, OAO "Moscow City Electricity Distribution Company": RUB3,95 billion, OAO "Lenenergo": RUB2.9 billion, OAO "Tyumenenergo": RUB3.2 billion, OAO "Kubanenergo": RUB1.4 billion.

The new distribution facilities that came on line during the year included 2,055 km of low-voltage lines and 1,527 MVA of transformer capacity, and the projects to upgrade and modernize distribution infrastructure involved 6,242 km of low-voltage lines and 3,918 MVA of transformer capacity.

Special emphasis was placed in 2006 on the construction and overhaul of the power grid facilities in the so-called "peak load areas"—Moscow Region, Leningrad Region, Tyumen Region, and Kuban.

In the Moscow Energy System, 580 MVA of transformer capacity was added to the 750 kV Bely Rast Substation. As a result, 350 MW of additional capacity was brought on stream in the North-Western power node of the Moscow Energy System, an area which suffers from electricity shortages. Overhaul projects were completed at three 220 kV substations (Gribovo, Radishchevo, Shmelyovo). This helped increase the transmission capability of the 220 kV lines and electricity deliveries into the Moscow Energy System.

In the Leningrad Energy System, 53.7 km of the second circuit of the 330 kV line were built between the Leningradskaya and Vostochnaya Substations, which ensured uninterrupted transit of electricity to customers in the northern and north-eastern parts of Saint Petersburg and the surrounding Leningrad Region. The capacity of the 330 kV Vostochnaya Substation was increased by 500 MVA, significantly improving the reliability of power supply to consumers in the eastern and north-eastern parts of Saint Petersburg and the Leningrad Region.

In the Tyumen Energy System, a capacity expansion project was implemented at the 500 kV Kholmogorskaya Substation, increasing its capacity by 501 MVA and enhancing power supply to the major oil and gas operations in the Yamalo-Nenets Autonomous Okrug and the northern part of the Tyumen Region. The capacity of the 220 kV Muravlenkovskaya Substation rose by 125 MVA, a project which improved the reliability of power to the oil and gas fields.

Investments in fixed assets by RAO UES companies, billions of RUB*

Year	Value
2006	160.3
2005	117.7
2004	103.6
2003	74.0
2002	57.0

*in current prices (including VAT).



Our R&D teams have demonstrated their ability to help implement the investment programme of RAO "UES of Russia" by successfully competing and winning 70% of the tenders to procure design works held last year. I am also very pleased that, in 2006, the staff of RAO "UES of Russia" and NPO "Saturn" completed their fifteen-year work to launch series production of a 110 MW gas turbine unit meeting the world's best standards

VYACHESLAV VORONIN,
Member of the Management Board,
Managing Director of RAO "UES of Russia",
Services Business Unit

The amount of own funds spent by RAO "UES of Russia" on its investment programme in 2006 grew 6.3 percent compared to 2005 to RUB20.3 billion, of which RUB8.5 billion was used to pay off its loan obligations.

In 2007, the financing to be provided for the investment programmes of OAO RAO "UES of Russia", OAO "UES FGC", OAO "UES SO-CDA", and OAO "HydroWGC" will reach RUB175.4 billion.

OAO RAO "UES of Russia" will spend RUB12 billion of own money on its 2007 Investment Programme.

The Company's investment programme for 2006 focused on the priority projects in the Unified Energy System of Russia, including the facilities which were transferred to the control of OAO "HydroWGC" in H2 2006.

Bureyskaya HPP
(design capacity: 2,000 MW)

The construction of this power plant will help ensure reliable and uninterrupted power to customers in the Russian Far East and reduce the region's dependence on the expensive fuel that has to be transported to the area. The two last hydropower units with the aggregate capacity of 667 MW are scheduled to go on line in 2007, with the power plant reaching its design capacity.

Boguchanskaya HPP
(design capacity: 3,000 MW)

The construction of this hydro power plant will help meet the demand for electricity from the energy and industrial consumers based in the Lower Angara region and help eliminate the winter peak energy shortfall in the area. The power plant is scheduled for commissioning in 2012. The first three hydropower units are expected to be brought on line in 2009.

Zelenchukskaya HPP
(design capacity: 160 MW)

The project to complete the water intake fac ity at the Bolshoy Zelenchuk river has help double the hydropower plant's output witho increasing its installed capacity. The facil was completed in December 2006.

Irganayskaya HPP
(design capacity: 800 MW)

Two 200 MW generating units have been p into operation at the power plant. With t reservoir level standing at 483 meters (t top of the reservoir capacity allocated to jo use), the aggregate capacity of the units 214 MW. After the dam is filled and the re ervoir level is elevated to 521 meters, the h draulic units will reach their design capac which will increase reliability of the pow supply to consumers in the North Caucasu The target level of 521 meters is expected be achieved in July 2007.

Zaramagskie HPPs
(design capacity: 352 MW)

When commissioned, the power plant w supply more than half of the electric requirements in North Ossetia. The pow plant will be fully built in 2010.

Chain of Nizhnecherekskу HPPs
(chain's design capacity: 120 MW)

The Aushigerskaya HPP (60 MW) was broug on line in 2002. A project is now underway build the Sovet-skaya HPP. When the pow plant goes on line in 2008, it will help enhan power supply in the North Caucasus ener system.

Financing of the Investment Programme Projects of OAO RAO "UES of Russia", OAO "UES FGC", OAO "UES SO-CDA", and OAO "HydroWGC", billions of RUB

	2002	2003	2004	2005	2006
OAO RAO "UES of Russia"	22.3	20.4	23.9	25.2	3.1
OAO "UES FGC"	-	11.5	21.3	28.3	34.0
OAO "UES SO-CDA"	-	0.5	1.3	1.4	1.5
OAO "HydroWGC"	-	-	-	-	27.8
TOTAL	**22.3**	**32.4**	**46.5**	**54.9**	**66.4**

Ivanovskaya TPP (design capacity: 701.7 MW)

The project is intended to roll out serial production of GTE-110 gas turbine unit, the key element of PGU-325 combined-cycle gas turbines, which are intended to replace the 200-300 MW steam power units widely used in the UES of Russia. Such modernization will increase efficiency of generation units from 35-38 percent to 51 percent and help reduce consumption of natural gas by 30% at each upgraded unit. The first unit is scheduled to become operational in 2007, and the second in 2009.

Mobile GTPPs (design capacity: 225 MW)

In order to ensure reliable operation of the Moscow Energy System during the winter peak load period of 2006-2007, RAO "UES of Russia" decided to install ten mobile gas turbine power plants (GTPPs), 22.5 MW each, near the substations of the Moscow Energy System which have the greatest load. Based on the balance loads recorded during the 2005-2006 autumn and winter period, OAO "UES SO-CDA" recommended the following sites for the installation of the Mobile GTPPs: Rublevo 110 kV Substation (3 gas turbine units), Syrovo 110 kV Substation (2 gas turbine units), Pushkino 110 kV Substation (3 gas turbine units), and Daryino 110 kV Substation (2 gas turbine units).

The gas turbine units are to be installed on the sites of the existing substations, and deliver power to buses of those substations.

In 2007, it is planned that all ten units will be installed and brought on line. As of 1 March 2007, two units were put into operation at the Daryino 110 kV Substation.



160
2006
520
2008
754
820
826

Company's Finance

FINANCIAL MANAGEMENT AND FINANCIAL MARKET OPERATIONS

As before, in 2006, OAO RAO "UES of Russia" targeted the following priorities in its financial markets operations: idle cash management and raising debt to finance its current operations and investment projects.

The Company's idle cash management policy seeks to achieve the maximum efficiency of financial investments while optimizing the risk/return profile. The maximum return on financial investments was achieved by placing the Company's available funds at the highest possible interest rates, equal to or above the average market rates, with Russia's largest credit institutions which have the highest reliability and enjoy excellent reputation on the financial market. Banks were selected based on their performance, with exposure limits set for each counterparty bank.

Depending on the maturities, the instruments used for funds placement were bank deposits and maintaining minimum balances on current accounts (for a term of up to six months), bank promissory notes and transfer of funds into fiduciary management (for a term of six months or more).





The electricity reform has entered its investment phase. The investment programme for RAO UES companies has been approved at about RUB3.1 trillion. 34,000 MW of new generation capacity is to come on line by 2011. I am sure that, after our subsidiaries separate from RAO "UES of Russia", they will not lose the momentum in the implementation of these major projects

SERGEY DUBININ,
Member of Management Board,
Financial Director, RAO "UES of Russia"

The Company's Financial Committee, created in 2004, is responsible for safeguarding the interests of the Company and its shareholders, taking strategic decisions in implementing its activities, and approving exposure limits for counterparty banks.

Efficient liquidity management and optimization of the idle cash placements structure from an earnings perspective delivered good results in 2006, bringing the same rate of return on these transactions as in 2005.

The focus of the Company's debt policy in 2006 was on carrying out own borrowings, including by issuing promissory notes, and providing sureties for its subsidiaries' borrowings.

By end-2006, the volume of sureties granted fell by 76 percent compared to 2005 due to timely repayment by the SDCs of their debt obligations owed to the lenders. The significant reduction in the amount of sureties granted to secure the obligations of RAO UES subs diaries is proof of the SDCs' more stable fina cial position and their ability to independen raise debt, including by using new financi structures.

The Company's own borrowings were rais to finance the Investment Programme of R "UES of Russia". In Q1 2006, the Compa received a RUB4.5 billion in credit, and fu repaid the debt in a timely manner, with t obligations under the loans raised previous performed ahead of schedule.

In general, the Company's debt portfolio end-2006 was characterized by an increase the outstanding bank loans as compared the opening balance. The bulk of the credit f cilities and loans are obligations on the Co pany's own interest-free promissory note which is why the Company does not have a most any debt servicing costs. These promi sory notes were issued in order to mainta

Company's Bank Debt and Changes
in Loan Portfolio, millions of RUB

0 | 1,000 | 2,000 | 3,000 | 4,000 | 5,000 | 6,000 | 7,000 | 8,000

1 Jan 2007

1 Jan 2006

1 Jan 2005

OWN PROMISSORY NOTES
RAO "UES OF RUSSIA" BONDS, SERIES P2
COMMERCIAL BANKS
EBRD
RUSSIAN MINISTRY OF FINANCE (IBRD LOAN 4181-RU)

control over the proper use of funds contributed to the capitals of the SDCs in the process of forming their intended structure.

Company's Credit Ratings

The high credit quality and stable financial position of OAO RAO "UES of Russia" are confirmed by the ratings assigned to it by the leading Russian and international rating agencies.

The current credit ratings of OAO RAO "UES of Russia" are high, which suggests that the Company's main performance indicators correspond to the level needed for full and timely performance by the Company of its financial obligations.

Loans and Other Borrowings of OAO RAO "UES of Russia"*

LOAN/DEBT	AMOUNT IN THE CURRENCY OF LOAN/DEBT, MILLIONS OF USD	DATE OF RECEIPT	AMOUNT OUTSTANDING, MILLIONS OF RUB**
Ministry of Finance of the Russian Federation (IBRD loan)	29	4 September 2000	411.637

Promissory Notes issued by RAO "UES of Russia"

PROMISSORY NOTES DESCRIPTION AND MATURITY	DATE OF ISSUE	PRINCIPAL (MILLIONS OF RUB)	BALANCE OF PRINCIPAL OUTSTANDING MILLIONS OF RUB
Non-interest bearing promissory notes payable on demand, but not earlier than 1 January 2007	August 2006	4,668.030	4,668.030
Non-interest bearing promissory notes payable on demand	August 2006-November 2006	3,058.965	3,058.965
TOTAL			**8,138.632**

* as at 31 December 2006

** translation based on the exchange rate as at 31 December 2006

Current Credit Ratings of OAO RAO "UES of Russia"

RATING AGENCY	CREDIT RATINGS: INTERNATIONAL SCALE	CREDIT RATINGS: NATIONAL SCALE
Standard & Poor's*	BB/Outlook Stable	RuAA
Expert RA	—	A+
Moody's Interfax Rating Agency	—	Aa3.ru

*The Company's ratings were last updated in early February 2007.

The previous ratings: international scale "B+/Evolving", national scale "RuA+".

COMPANY'S FINANCIAL PERFORMANCE

Financial Highlights of OAO RAO "UES of Russia", millions of RUB

INDICATORS	2004	2005	2006	2006/2005, %	2006/2005, (+;-
Sales revenues*	42,057	32,579	**40,297**	123.7	7,718
Expenses* (cost of goods sold, selling and administrative expenses)	10,215	5,926	**6,790**	114.6	864
Sales profit	31,842	26,653	**33,507**	125.7	6,854
Sales profit/revenue, kopecks per RUB	0.76	0.82	**0.83**	101.6	0.01
Other income	97,265	80,184	**768,939**	959.0	688,755
including:					
income from revaluation of financial investments	—	—	**717,657**	—	—
Income from surplus cash investment	1,618	847	**1,081**	127.6	234
Other expenses	101,884	81,874	**47,504**	58.0	-34,370
including:					
Debt and loans servicing	714	380	**276**	72.6	-104
Profit before taxes	27,223	24,964	**754,942**	3,024.1	729,978
Profit tax and other required payments	3,154	4,066	**9,854**	242.4	5,788
Income tax/revenue, kopecks per RUB	0.07	0.12	**0.24**	195.9	0.12
Net (undistributed) profit	24,069	20,898	**745,088**	3,565.4	724,190
including:					
from share revaluation	—	—	**717,657**	—	—
actual net profit	24,069	20,898	**27,431**	131.3	6,533

* income and expenses for 2004 and 2005 were recalculated due to the changes in the Company's accounting policies covering the income from investments.

Compared to 2005, the revenues generated by RAO "UES of Russia" from the sale of goods, products, works and services in 2006 grew by RUB7,718 million, or 23.7 percent, to RUB40,297 million. The expenses (cost of goods, products, works, and services sold, made or provided by the Company, trading and administrative expenses) during the reporting year grew by RUB864 million (or 14.6 percent) to RUB6,790 million.

The dramatic increase in the net income of OAO RAO "UES of Russia" during the year was due to the revaluation of financial investmen in subsidiaries whose shares are quoted o two marketplaces, NP "RTS Stock Exchang and ZAO "MICEX Stock Exchange".

The services to organize the operatic and development of the UES of Russia in th

Revenues from Sales of Products and Services of OAO RAO "UES of Russia", %


3.7
14.6
18.1
63.6
2004
2.6
1.6
13.8
2005
82.0
0.6
22.9
2006
76.5
SUBSCRIPTION FEE (SERVICES RELATING TO ORGANIZING DEVELOPMENT OF THE UES OF RUSSIA)
EXPORTS
INCOME FROM PARTICIPATION IN OTHER ENTITIES
SALES OF OTHER GOODS, PRODUCTS, WORKS, AND SERVICES

Sales Revenues and Profit of OAO RAO "UES of Russia", millions of RUB

INDICATORS	NET REVENUES FROM THE SALE OF GOODS, PRODUCTS, WORKS, AND SERVICES			SALES PROFIT		
	2004	2005	2006	2004	2005	2006
TOTAL	**42,057**	**32,579**	**40,297**	**31,842**	**26,653**	**33,507**
including:						
Subscription fee	26,764	26,723	30,818	23,534	22,845	25,656
Income from participation in other entities	7,596	4,484	9,224	6,940	3,890	7,799
Exports	6,134	844	—	721	-103	—
Sales of other goods, products, works, and services	1,563	528	255	647	21	52

Company's accounted for 76.5 percent of the total sales revenue, down 5.5 percentage points compared to 2005; the share of income from participation in other businesses increased by 9.1 percentage points to 22.9 percent, while the share of revenues from other activities declined by 1 percentage point to 0.6 percent of the total sales. The revenues from the services relating to organizing the operation and development of the UES climbed by RUB4,095 million, or 15.3 percent; the income from participation in other entities increased by RUB4,740 million (105.7 percent), and the re-venue from other activities (lease, sale of other goods, products and services) decreased by RUB273 million.

The Company's total profit from sales in 2006 amounted to RUB33,507 million, up from RUB26,653 million in 2005. The profit from sales of services in 2006 totalled RUB25,656 million, which represents an increase of RUB2,811 million, or 12.3 percent over 2005. The profit from the participation in other companies amounted to RUB7,799 million (2005: RUB3,890 million). The profit from sales of other industrial and non-industrial goods, works, and services was RUB52 million (as compared to RUB21 million in 2005).

The return on sales in 2006 stood at 83.2 kopecks per RUB1 of sales revenue, an increase of 1.3 kopecks (or 1.6 percent) over 2005.

Over the reporting period, the income from idle cash management grew by RUB234 million, or 27.6 percent from the year before.

The debt service expenses in 2006 decreased by RUB104 million, or 27.4 percent, compared to 2005.

In 2006, OAO RAO "UES of Russia" made adjustments to the value of investments in the subsidiaries traded on the RTS and MICEX Stock Exchanges. Those financial investments were reflected at their market value as of the end of the reporting year. The revaluation of shares of RUB717,657 million is shown in the book value of investments in the subsidiaries and dependent companies and other income items of the Company for 2006. Because of that, the other income items exceeded the expenses by RUB721,435 million, and the Company's net income surged to RUB745,088 million (taking into account the revaluation of its shareholdings).

The actual profit earned by OAO RAO "UES of Russia" in 2006, without taking into account the unrealized gains (the so-called "paper profit"), amounted to RUB27,431 million, up RUB6,533 million, or 31,3 percent, compared to the 2005 net profit. The net profit margin for the reporting year rose 4 percentage points over 2005, reaching 68.1 percent.

The Company's return on total assets (ROTA) in 2006 made 10.6 percent (2005: 7.4 percent), and the return on equity (ROE) increased to 8 percent from 6.5% in 2005.

COMPANY'S FINANCIAL PROFILE

The Company's current financial position is characterized by the following changes in the key financial indicators.

Assets

As of 31 December 2006, the Company's investments in subsidiaries whose shares are traded on NP "RTS Stock Exchange" and ZAO "MICEX Stock Exchange" were reflected at their current market value (RUB717,657 million), which resulted in more than a threefold increase (by RUB746,089 million) in the book value of assets owned by RAO "UES of Russia". As of the year-end, the Company's total assets stood at RUB1,084,649 million.

Investments in subsidiaries and dependent companies accounted for 93.8 percent of th Company's total assets, whereas the shar of the fixed assets and construction in prog ress was 0.6 percent, down from 3.6 percer at end-2005. The percentage of current asset to total assets fell by 12.6 percentage point to 4.9 percent as of 31 December 2006.

The net assets of the Company increase in 2006 by RUB742,462 million (3.2-fol to RUB1,073,496 million at end-2006.

The following changes took place in th structure of fixed assets:

- the fixed assets and construction in proces were reduced after they were transferre as capital contributions, to the subsidiarie (current assets account for 0.7 percent c the total assets);
- the share of investments in subsidiarie and dependent companies was up 5.9 per centage points to 98.6 percent of the tot assets;
- there was a decline in other long-term in vestments, investments in other entitie and percentages of loans to subsidiaries.

The value of fixed assets and construc tion in progress fell by RUB5,521 million t RUB6,647 million at end-2006.

As of year-end, the value of long-term fi nancial investments grew by RUB757,93 million to RUB1,024,638 million. Of tha amount, the value of investments in subsi diaries and dependent companies climbe by RUB758,297 million, or 15.7 percent (th revaluation of shares to reflect the marke value of the subsidiaries traded on the RT and MICEX accounts for RUB717,657 millio of the increase).

The changes in the structure of current as sets might be summed up as follows:

The Company's quick assets (cash an short-term investments) over the reportin period increased by RUB7,110 million (or 76.8 percent) to RUB16,363 million from RUB9,253 million, chiefly due to increased investments in securities (promissory notes) of the subsidiaries and dependent companies (by RUB4,825 million) and bank deposits (by RUB1,722 million). The short-term loans granted to energy companies fell by RUB1,035 million. Cash and short-term financial investments as a percentage of working capital rose by 15.2 percent to 30.8 percent.

The accounts receivable were down by RUB12,851 million, or 26.5 percent, with the long-term receivables falling by RUB4,001 million due to the termination of co-investment agreements, and the short-term receivables decreasing by RUB8,850 million as a result of collection of old debts and repayment of non-interest bearing promissory notes. The accounts receivable as a percentage of the working capital was down by 14.5 percentage points.

Non-current Assets Structure of OAO RAO "UES of Russia", %


0.7
0.5
0.2
2006
98.6

INVESTMENTS IN SUBSIDIARIES AND DEPENDENT COMPANIES

CONSTRUCTION IN PROGRESS

FIXED ASSETS

OTHER NON-CURRENT ASSETS

Current Assets Structure of OAO RAO "UES of Russia", %


5.8
1.2
1.0
25.0
2006
67.0

ACCOUNTS RECEIVABLE

SHORT-TERM FINANCIAL INVESTMENTS

CASH

WORK IN PROGRESS (INVENTORIES)

OTHER CURRENT ASSETS

ВЕДОМОСТИ

"Now investors will be able to see which segment of the electricity industry is more attractive", says Dmitry Skryabin, an analyst with Aton Investment Co. According to Mr. Skryabin, the IFRS financial statements of RAO "UES of Russia" for 2006 suggest that the power grids are the most attractive investment target. The analyst also notes that the distribution grids are more profitable than the generation assets, which are popular with strategic and portfolio investors alike.

VEDOMOSTI NEWSPAPER, 30 AUGUST 2006

The share of inventories changed insignificantly by 0.1 percent to 1 percent.

The share of Value Added Tax on purchases and other current assets declined from 1.6 percent to 1.2 percent.

Liabilities

In 2006, equity as a percentage of total liabilities and equity of the Company increased by 1.2 percentage points. The percentage of bank loans and borrowings decreased by the same amount.

The short-term liabilities accounted for a greater part of borrowed funds at 87.9 percent, whereas the long-term payables (including deferred tax liabilities) made 8.4 percent and long term debt and loans represented 3.7 percent of the total debt.

The increase in the total amount of borrowings in 2006 was due to the issuance by RAO "UES of Russia" of non-interest bearing promissory notes payable on demand.

The short-term payables were down by RUB25 million compared to 2005 due to the increased amount of debt owed to other creditors).

As of 31 December 2006, OAO RAO "UES of Russia" had quick assets (cash and cash equivalent) exceeding by 1.4 times the total amount of borrowings, including the deferred taxes and short-term liabilities, and by 2 times the liabilities on loans and credits.

This means that there is no risk of default by OAO RAO "UES of Russia" on the loans and debt.

Analysis of the Company's assets and liabilities suggests that OAO RAO "UES of Russia" has a satisfactory balance sheet structure and a steady financial position.

The following events had an effect on the Company's performance indicators:

- in 2006, there was an increase in the Company's accounts payable, as RAO "UES of Russia" issued non-interest bearing promissory notes payable on demand in order to ensure that the funds paid as capital contributions to the subsidiaries are used for their designated purpose in the course of forming their ultimate corporate structures;
- the proceeds from the sale of promisso[ry] notes were used to refinance the ba[nk] loan raised to acquire shares in OA[O] "Power Machines" and invested in financi[al] instruments;
- the current assets declined due to the cap[i]talization of the loans granted to subsidi[a]ries and dependent companies.

All principal indicators characterizi[ng] the stability of the Company's financial a[nd] economic performance are within the op[ti]mum range.

Liabilities and Equity Structure of OAO RAO "UES of Russia", %


0.8
0.2
0.1
2006
98.9

EQUITY CAPITAL

SHORT-TERM ACCOUNTS PAYABLE

OTHER LONG-TERM ACCOUNTS PAYABLE AND DEFERRED TAX LIABILITIES

OTHER SHORT-TERM LIABILITIES

Borrowings Structure of OAO RAO "UES of Russia", %


4.1
3.7
8.4
16.5
2006
67.3

SHORT-TERM LOANS AND DEBT

SHORT-TERM ACCOUNTS PAYABLE

OTHER LONG-TERM ACCOUNTS PAYABLE AND DEFERRED TAX LIABILITIES

LONG-TERM LOANS AND DEBT

OTHER LIABILITIES

Debt Capital Structure of the Company, millions of RUB

INDICATOR	31 DECEMBER 2005	31 DECEMBER 2006	PERCENTAGE OF TOTAL, AS OF 31 DECEMBER 2006
Total accounts payable	6,519	10,210	100
including:			
Loans and bank facilities:	4,137	8,149	79.8
short-term	3,740	7,727	75.7
long-term	397	422	4.1
Accounts payable:	2,382	2,061	20.1
short-term	1,876	1,901	18.6
long-term	506	160	1.6

Financial Ratios of the Company

	2005	2006
Cash ratio	1.59	1.68
Quick ratio	5.45	3.08
Current ratio	10.18	5.44
Equity/Total Assets ratio	0.98	0.99
Own funds ratio	0.44	0.38

AUDITOR'S REPORT

Assessment of the Auditor's Report on the 2006 statutory financial (accounting) statements of OAO RAO "UES of Russia" prepared by ZAO "PricewaterhouseCoopers Audit"

The Audit Committee under the Board of Directors of RAO "UES of Russia" reviewed the Company's statutory financial (accounting) statements for 2006, and discussed with the Company's management and auditors, ZAO "PricewaterhouseCoopers Audit", the audit process, efficiency and effectiveness of the Company's internal controls, as well as the completeness and quality of the statutory financial statements. The Audit Committee also reviewed the Auditor's Report on the statutory financial (accounting) statements of the Company for 2006.

Based on the information received during the review of the Company's statutory financial (accounting) statements and having discussed its preparation with the management and auditors of the Company, the Audit Committee recommends that the Board of Directors approve the statutory financial (accounting) statements of the Company for 2006 and the Auditor's Report, and submit them for shareholder approval at the Annual General Meeting of shareholders of the Company.

Chairman of the Audit Committee
under the Board of Directors
of RAO "UES of Russia"

S. Remes

About the Auditor

ZAO "PricewaterhouseCoopers Audit" won the tender for the audit of the financial statements of RAO "UES of Russia" (the Company) for the period of 3 years starting from 2006; the tender was held in accordance with the requirements of Federal Law No. 94-FZ of 21 July 2005 "On the placement of orders for the delivery of goods, works, services for state and municipal needs". ZAO "PricewaterhouseCoopers Audit" was approved as the official auditor of the Company and the RAO "UES of Russia" Group for 2006 by the resolution of the Annual General Meeting of Shareholders dated 28 June 2006.

The total fee for services provided for the audit of the Company's financial (accounting) reports for 2006 prepared in accordance with RAR and services provided for the audit of the financial statements of the Company for 2006 and the consolidated financial statements of the RAO "UES of Russia" Group for 2006 prepared in accordance with IFRS is RUB150.45 million, including VAT.

Following is the audit opinion of ZA "PricewaterhouseCoopers Audit" on tl results of their audit of the 2006 statuto financial (accounting) statements of RAO "UE of Russia" (Company). Said statutory financi (accounting) statements are not included this Annual Report. Accordingly, reference in the audit opinion to the "Attached statuto financial (accounting) statements" and the information contained in the "Notes statutory financial (accounting) statement refers to the documents not included in th Annual Report.

The audit opinion applies only to the 20(statutory financial (accounting) statemen of RAO "UES of Russia" (Company) ar notes thereto. Copies of this documents m be obtained in the principal offices of RA "UES of Russia" or from the Internet sit www.rao-ees.ru

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

AUDIT REPORT
on Statutory financial (accounting) reports

To the shareholders of the Russian Open Joint Stock Company of Energy and Electrification «UES of Russia»:

Auditor

ZAO PricewaterhouseCoopers Audit

State registration certificate № 008.890, issued by Moscow Registration Bureau on 28 February 1992.

Certificate of inclusion in the Unified State Register of Legal Entities regarding the legal entity registered before 1 July 2002 No. 1027700148431 issued by the Interregional Inspectorate of the Russian Ministry of Taxes and Levies No. 39 for the Moscow City on August 22, 2002.

Audit license № E000376 issued by the Ministry of Finance of the Russian Federation on 20 May 2002. The license is valid until 20 May 2007.

Client

Russian Open Joint Stock Company of Energy and Electrification «UES of Russia»
(short name – RAO «UES of Russia»).

Russian Federation, Moscow, Prospect Vernadskogo, 101, bld. 3.

State registration certificate № 020.863, issued by Moscow city registration chamber on 31 December 1992.

Certificate on entry of a legal entity, registered before 1 July 2002, into the Unified State Register of legal entities, serial № 1027700043293, issued by the Inspectorate of the RF Ministry of Taxes and Levies of Moscow on 19 July 2002.

TRANSLATOR'S EXPLANATORY NOTE: The above translation of the auditor's report is provided as a free translation from Russian, which is the official and binding version. This English translation does not contain the English translation of the explanatory notes, which is included in the official Russian version of the auditor's report.

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

AUDIT REPORT
on Statutory financial (accounting) reports of the Russian Open Joint Stock Company of Energy and Electrification «UES of Russia»

To the shareholders of the Russian Open Joint Stock Company of Energy and Electrification «UES of Russia»:

1 We have audited the attached Statutory financial (accounting) reports of of the Russian Open Joint Stock Company of Energy and Electrification «UES of Russia» (hereinafter –The Company) for the period from 1 January up to 31 December 2006. Statutory financial (accounting) reports of the Company consist of Balance Sheet, Profit and Loss Account, Cash Flow Statement, Supplement to the Balance Sheet, Explanatory Notes (hereinafter all the reports together are called "Statutory financial (accounting) reports"). The Statutory financial (accounting) reports were prepared by the management of the Company in accordance with the legislation of Russian Federation applicable to Statutory financial (accounting) reports. Such Statutory financial (accounting) reports differ to a significant extent from those prepared in accordance with International Financial Reporting Standards.

2 Preparation of the Statutory financial (accounting) reports is the responsibility of management of the Company. Our responsibility as auditors is to express our opinion in all material respects on these Statutory financial (accounting) reports and on whether the accounting is conducted in accordance with the Russian legislation based on our audit.

3 We conducted our audit in accordance with The Federal Law "On auditing activity", Federal Auditing Standards, International Standards on Auditing and our internal standards.

Our audit was planned and performed to obtain reasonable assurance about whether the Statutory financial (accounting) reports are free of material misstatement. The audit includes examining, on a test basis, evidence

TRANSLATOR'S EXPLANATORY NOTE: The above translation of the auditor's report is provided as a free translation from Russian, which is the official and binding version. This English translation does not contain the English translation of the explanatory notes, which is included in the official Russian version of the auditor's report.

PRICEWATERHOUSECOOPERS

AUDIT REPORT

supporting the amounts and disclosures in the Statutory financial (accounting) reports, assessing compliance with accounting principles, techniques and rules of Statutory financial (accounting) reports preparation, evaluating significant estimates made by the management of the Company and the overall Statutory financial (accounting) reports presentation. We believe that our audit provides a reasonable basis for our opinion on these Statutory financial (accounting) reports and on whether the accounting is conducted in accordance with the Russian legislation.

4 In our opinion, the Statutory financial (accounting) reports of the Company attached to this report have been properly prepared to present, in all material respects, the financial position of the Company as at 31 December 2006 and financial results of its operations for the period from 1 January up to 31 December 2006 in accordance with the legislation of Russian Federation applicable for Statutory financial (accounting) reports.

02 April 2007

Director of ZAO — D. Gray



Statutory auditor
Certificate No K 013014
for general audit (termless) — V.Y. Sokolov

TRANSLATOR'S EXPLANATORY NOTE: The above translation of the auditor's report is provided as a free translation from Russian, which is the official and binding version. This English translation does not contain the English translation of the explanatory notes, which is included in the official Russian version of the auditor's report.

STATUTORY FINANCIAL STATEMENTS OF OAO RAO "UES OF RUSSIA"

Balance Sheet of OAO RAO "UES of Russia", as of 31 December 2006, millions of RUB

	1 JANUARY 2006	31 DECEMBER 200
ASSETS	**338,560**	**1,084,64**
Intangible assets	2	[illegible]
Fixed assets	5,902	1,58
Construction in progress	6,266	5,06
Income-bearing investments in tangible assets	292	19
Long-term financial investments	266,703	1,024,63
Deferred tax assets	–	–
Other non-current assets	–	–
Inventories	642	50
Value Added Tax on goods purchased	971	62
Accounts receivable (payment expected beyond 12 months of the reporting date)	25,972	21,97
Accounts receivable (payments expected within 12 months of the reporting date)	22,553	13,70
Short-term financial investments	7,302	13,29
Cash	1,951	3,06
Other current assets	4	–

The information presented above has been extracted by RAO "UES of Russia" Management from the full set of statutory financial (accounting) statements. The Auditor's Opinion presented in the previous section was issued on the full set of statutory financial (accounting) statements (which are not included in this document) and does not apply to the condensed version of the Balance Sheet and Profit and Loss Account presented above. The extracted condensed financial statements should be read in conjunction with the full set of audited statutory financial (accounting) statements.

The Company's statutory financial (accounting) statements for 2006 under the Russian Accounting Standards are prepared in accordance with the Regulation on the Accounting Policies approved by Order No. 967 of OAO RAO "UES of Russia", dated 29 December 2006. T summary of the Company's accounting po cies are set forth in the Explanatory note to t statutory financial (accounting) statemer of the Company for 2006. Copies of these doc ments are available on request from RAO "U of Russia" or may be viewed on the corpora website at www.rao-ees.ru.

Balance Sheet of OAO RAO "UES of Russia", as of 31 December 2006, millions of RUB

	1 JANUARY 2006	31 DECEMBER 2006
EQUITY AND LIABILITIES	**338,560**	**1,084,649**
Authorized capital	21,558	21,558
Treasury shares	-	-
Additional capital	97,842	91,758
Legal reserve	3,234	3,234
Targeted financing	—	—
Retained earnings of the previous years	208,266	211,521
Retained earnings of the reporting year	—	745,088
Borrowings and bank loans	397	422
Deferred tax liabilities	786	806
Other long-term liabilities	506	160
Borrowings and bank loans	3,740	7,727
Accounts payable	1,876	1,901
Income payable to members (founders)	221	137
Income of future periods	134	337
Reserves for future expenses and payments	—	—
Other current liabilities	—	—

Statement of Income of OAO RAO "UES of Russia", millions of RUB

INDICATOR	2005	200
Income from and expenses on ordinary activities		
Sales of goods, products, works, and services (less VAT, excise duties, and similar required payments)	32,579	40,29
Cost of goods, products, work, and services sold	(1,420)	(563
Gross profit	31,159	39,73
Sales expenses	(190)	–
General business expenses	(4,316)	(6,227
Gross profit from sales	**26,653**	**33,50**
Other income and expenses		
Interest receivable	847	1,08
Interest payable	(380)	(276
Other income	79,337	767,85
Other expenses	(81,493)	(47,228
Profit before taxes	**24,964**	**754,94**
Income tax and other similar required payments	(4,066)	(9,854
Net income from operations	**20,898**	**745,08**
Net (undistributed) income of the reporting period	**20,898**	**745,08**

STATEMENT OF OPINION OF THE AUDITING COMMISSION ON THE RESULTS OF AUDIT OF THE OPERATIONS OF OAO RAO "UES OF RUSSIA" IN 2006

The following has been found based on the results of the audit of the Company's financial and business operations in 2006:

1. The sales revenue amounted to RUB40,297 million.
2. Profit from the subscription fee amounted to RUB30,419 million.
3. The Company's profit from sales amounted to RUB33,507 million.
4. Profit before taxes amounted to RUB754,942 million.
5. The Company's net profit to be distributed by shareholder resolution amounted to RUB745,088 million.
6. The shareholders' equity of the Company amounted to RUB1,073,159 million, or 98.94 percent of all of the Company's funds, broken down as follows:
   - authorized capital: RUB21,558 million;
   - additional capital: RUB91,758 million;
   - legal reserve: RUB3,234 million;
   - retained earnings of previous years: RUB211,521 million;
   - retained earnings of reporting period: RUB745,088 million.
7. The liabilities on the Company's borrowings as of 31 December 2006 amounted to RUB8,149 million.
8. The Company's non-current assets stood at RUB1,031,483 million.
9. The Company's current assets amounted to RUB53,166 million.
10. The accounts receivable amounted to RUB35,674 million at end-2006.
11. The short term investments as of the end of the reporting period amounted to RUB13,295 million.
12. The current ratio in 2006 was 5.44 with the required value of >=2.

The Return on Total Assets (ROTA) and Return on Equity (ROE) were as follows:

- ROTA stood at 10.6 percent at end-2006 (2005: 7.4 percent);
- ROE was 8.0 percent (2005: 6.5 percent).

The net profit received during the reporting period amounted to RUB745,088 million, up RUB724,190 million compared to RUB20,898 million in 2005.

The sharp growth in the net profit was due to the adjustment made to the value of the Company's financial investments (shares in the subsidiaries and dependent companies of OAO RAO "UES of Russia" whose shares are traded on the RTS and MICEX stock exchanges). However, that profit was not accompanied with any real growth of earnings.

Payment of dividends for 2006 from "paper profit" would lead to adversely affect the financial position of OAO RAO "UES of Russia".

It should be highlighted that the quick ratio and current liquidity ratios declined compared to 2005.

The analysis of the Company's assets and liabilities demonstrates that OAO RAO "UES of Russia" has a satisfactory balance sheet structure and a steady financial position.

Conclusions:

We have not found any instances of non-compliance with the constitutive documents of RAO "UES of Russia", resolutions of the General Meeting of shareholders, and meetings of the Board of Directors and the Management Board.

The financial and business activities of OAO RAO "UES of Russia" in 2006 was in compliance with the Russian Federation statutory accounting and reporting requirements and the legal acts of the Russian Federation governing the financial and business operations.

The data contained in the statutory annual financial statements of OAO RAO "UES of Russia" for 2006 are confirmed as true and correct, based on random selection of the original documents made available to the Auditing Commission.

Chairman of the Auditing Commission of RAO "UES of Russia"

M.S. Bystrov

International Activities

The strategic objectives of RAO "UES of Russia" in international cooperation are as follows:

- synchronizing the energy systems of Russia, the CIS countries, and the Baltic Republics with the North and West European energy pools;
- assistance in the creation and development of a common European market for electricity and capacity;
- attracting foreign investments in the development and modernization of Russia's electricity industry;
- organizing cooperation in the domain of technical innovations, creation and attraction to Russia of new technologies;
- promoting the development of competitive trading in electricity and power equipment.



'anscaucasia
0/0 4 bill:on kW·)





Kazakhstan
1.970 billion kWh
Kazakhstan
Lithuania
Latvia
Belarus
China
Mongolia
Kazakhstan
Azerbaijan
Georgia
Moldova



In 2006, our negotiations with China on large-scale exports of electricity from Russia entered an implementation phase. A contract was signed to develop the first phase of the project. Furthermore, the work underway at the Parent Company to develop social reporting, non-financial risk management, customer relationship management is also introduced at all RAO UES subsidiaries

LEONID DRACHEVSKY,
Deputy Chairman of the Management Board,
RAO "UES of Russia"

International Organizations in Whose Activities RAO "UES of Russia" Participates

RAO "UES of Russia" closely cooperates or is a full or associated member of the following international organizations:

- World Energy Council (WEC);
- Conseil Internationale des Grandes Reseaux Electriques a Haute Tension (CIGRE);
- World Economic Forum (WEF);
- European Union of the Electricity Industry - EURELECTRIC;
- e8;
- BALTREL - Baltic Ring Electricity Co-operation Committee;
- International Chamber of Commerce (ICC);
- Russo-British Chamber of Commerce (RBCC);
- Electric Power Council of the Commonwealth of Independent States (EPC CIS);
- International Commission on Large Dams (ICOLD/Commission Internationale des Grandes Barrages, CIGB);
- International Association of Hydraulic Research (IAHR);
- International Energy Agency (IEA);
- Edison Electric Institute (EEI).

EU-Russia Energy Dialogue. West-East Energy Systems Interconnection.

Integration of the energy systems of Russi the CIS countries and the Baltic republics wi the North and West European energy pools one of the key priorities for the Company. Th project is being implemented jointly with th Union for the Coordination of Transmissio of Electricity (UCTE).

In 2006, RAO "UES of Russia" and UCT continued development of the Feasibility Stu on the synchronous interconnection of UCT and the UES of Russia and the energy system of the CIS and Baltic states which operate parallel with the UES. In December 2006, th draft Conceptual Report was prepared, whic states that the preliminary results of the wor done did not reveal any fundamental technic barriers to synchronous interconnection be ween the UES of Russia, the CIS and Baltic energy systems and the UCTE.

FOREIGN ASSETS AND PROJECTS

The energy assets located abroad, which are part of RAO UES Holding Company, are owned or managed by ZAO "INTER RAO UES" (60 percent of which is held by RAO "UES of Russia" and 40 percent by Rosenergoatom).

In the management of its foreign assets, the Company seeks to:

- increase the capitalization of RAO UES entities;
- improve its financial and production indicators and increase the operational efficiency of the RAO UES companies;
- expand the production and energy retail activities of the RAO UES entities;
- maintain parallel operation of the UES of Russia and the energy systems in the neighbouring countries;
- expand the export and import relationships with different countries.

Foreign Power Assets Controlled By RAO "UES of Russia" or its Entities

REPUBLIC OF ARMENIA

- 100 percent stake in ZAO "Armenia Electricity Grids" (the distribution company which owns the 0.4-110 kV networks and supplies electricity to all consumers in Armenia and provides maintenance services for all overhead and cable transmission lines, transformer substations, and distribution stations);
- 90 percent stake in ZAO "International Power Corporation" which operates the property of the Sevan-Razdansky chain of seven HPPs. The installed capacity of the power plants is 560 MW. The Company's principal line of business is electricity generation and sales;
- The right to manage the 100% stake in ZAO "Armenian Nuclear Power Plant" under a fiduciary arrangement. The plant's installed capacity is 815 MW. The principal line of business is electricity generation and sales.

REPUBLIC OF GEORGIA

- 75 percent stake in AO "Telasi" (distribution company which owns the 0.4-110 kV networks and substations. The Company is engaged in electricity distribution and sales);
- 100% stake in OOO "Mtkvari Energetika" (the company owns power units 9 and 10 at the Tbilisskaya TPP, each having an installed capacity of 300 MW. The Company's principal line of business is electricity generation and sales);
- The right to manage 100 percent shares in AO "Khrami HPP I" and AO "Khrami HPP II" (to hydropower plants each having installed capacity of 110 MW. The company's principal lines of business are electricity generation and sales).

REPUBLIC OF KAZAKHSTAN

50 percent shares in OAO "Ekibastuzskaya TPP-2 Station" (which owns the Ekibastuzskaya TPP-2 with 1,000 MW installed capacity (two units of 500 MW). The company's principal lines of business are electricity generation and sales).

REPUBLIC OF MOLDOVA

51 percent shares in ZAO "Moldavskaya TPP", the company which owns the Moldavskaya TPP with 2,520 MW installed capacity. The company's principal lines of business are electricity generation and sales.

FINLAND

100 percent shares in RAO NORDIC Oy, the company selling the electricity imported from Russia on the Nordic wholesale electricity market. The company is a participant of Nord Pool.

REPUBLIC OF TURKEY

70 percent shares in TGR Enerji, a company engaged in wholesale electricity trading.

Promising Projects

In 2006, RAO "UES of Russia" continued implementation of a number of investment projects abroad.

TAJIKISTAN:

CONSTRUCTION OF THE SANGTUDA HPP-1

The Sangtuda HPP-1 is part of the chain of hydropower plants located on the Vakhsh River in the Republic of Tajikistan. The power plant's designed capacity is 670 MW (four turbines, 167.5 MW each).

As provided by the Agreement between Tajikistan's Government and the Russian Government on the procedure for and conditions of shared participation in the construction of the Sangtuda HPP-1, RAO "UES of Russia" acts as the authorized organization on the Russian side. On 15 December 2005, the Board of Directors of OAO "Sangtuda HPP-1" approved the estimated cost of the project to complete the Sangtuda HPP-1 at USD598.87 million.

Under the Memorandums signed by the Russian Government and the Tajikistan Government on taking a joint decision to issue shares of OAO "Sangtuda HPP-1", dated 6 December 2005 (as amended on 14 March 2006) and 31 July 2006, the total amount of funds allocated for the project made USD297 million, which includes the following sources of funds:

- USD150 million in funds from the Russian Federation budget for 2005 and 2006;
- USD20 million to cancel the sovereign debt owed by Tajikistan to the Russian Federation;
- USD16.1 million in funds under the Investment Programme of OAO RAO "UES of Russia";
- USD110.2 million in funds under the Investment Programme of OAO "UES FGC";
- USD950 thousand in funds provided by ZAO "INTER RAO UES".

The Tajikistani side is to transfer the construction in progress facilities of the Sangtuda HPP-1 owned by it. In 2005-2006, Tajikistan contributed USD98 million worth of construction in progress to the company.

2006 saw the launch of construction and installation works at all hydraulic facilities of the Sangtuda HPP-1. On 15 December 2006, a closure dam was completed across the Vakhsh River. The plant's first hydroelectric unit is scheduled to go on line in December 2007.

CHINA: DEVELOPMENT OF THE ENERGY SECTOR IN THE RUSSIAN FAR EAST AND PLANS TO LAUNCH LARGE-SCALE ELECTRICITY EXPORTS FROM RUSSIA

Pursuant to the Agreement on Long-term Co-operation signed in 2005, RAO "UES of Russia" and State Power Grid Corporation of China signed on 21 March 2006, within the framework of the visit of Russian President Vladimir Putin to the People's Republic of China, an Agreement on the comprehensive feasibility study for the Project to increase electricity exports from the Russian Federation to China.

Under the Agreement, the Project will be implemented in three phases, with the export volume target set at 60 billion kWh annually.

The first phase, scheduled for 2008-2012, will see an increase in cross-border electricity supplies of excess electricity generated in the East IES of Russia. Electricity exports during phase 1 will make 4.5 billion kWh per year.

During the second phase in 2012-2015, 3,500 MW of new generation capacity will be built in the Far Eastern energy system, with exports scheduled to rise by 18 billion kWh to 22.5 billion kWh annually.

The third phase (after 2015) provides for a further increase in electricity exports to China by another 38 billion kWh. Electricity will be supplied by the coal-fired power plants built close to coal basins. In addition, RAO "UES of Russia" will explore the possibility of exporting the electricity generated by the newly-built HPPs. The plants' installed capacity intended for electricity exports will make 6,000-6,400 MW.

On 9 November 2006, the companies signed a contract to supply electricity to China under the first phase of the Project and pursuant to the Agreement on the principles of the Project implementation.

ELECTRICITY EXPORTS AND IMPORTS

Beginning in 2006, the export and import o erations of RAO UES entities, all authori to perform export and import contracts ar agreements was transferred to ZAO "INTE RAO UES" (RAO "UES of Russia" holds 60 percent stake in this company, and Ro energoatom holds the remaining 40 percent

ELECTRICITY EXPORTS

In 2006, ZAO "INTER RAO UES" exporte 20.5 billion kWh of electricity, down 1.6 bi lion kWh compared to 2005. The decrease exports was in line with the resolutions take by the Coordination Group of RAO "UES Russia" for the 2006-2007 autumn and wint preparations, which gave priority to electri ity supplies to Russia's internal market du to the increased power consumption in th country. In this connection, Russia reduce its electricity exports to Belarus, Azerbaija Georgia, and Moldova.

The bulk of electricity exports in 2006 we to Finland (over 50 percent of Russia's ele tricity exports), Belarus (about 11 percen Kazakhstan and Lithuania (9 percent ar 7 percent, respectively).

Electricity supplies to Norway and th northern areas of Finland from the dedicate hydrogenerators of the Borisoglebskaya HP Rayakoski HPP, and Kaitakoski HPP we carried out under the cross-border trade a rangements.

Electricity Exports, by Country (%)


2006

FINLAND 54%
BELARUS 11%
KAZAKHSTAN 9%
LITHUANIA 7%
LATVIA 5%
AZERBAIJAN 4%
GEORGIA 3%
MOLDOVA 2%
CHINA 2%
MONGOLIA 1%
NORWAY 1%

Electricity Exports to the FSU Countries

AZERBAIJAN

The electricity exports to Azerbaijan in 2006 amounted 755 million kWh, down 247.29 million kWh compared to 2005.

GEORGIA

In 2006, the electricity exports to Georgia totalled 570 million kWh, a decrease of 220 million kWh from 2005.

BELARUS

In 2006, the electricity supplies to this country totalled 2,345.16 million kWh, a twofold decrease compared to 2005.

MOLDOVA

The electricity exports to the Republic of Moldova in 2006 amounted to 402.82 million kWh, down 50 percent from the 2005 level. Such a reduction in export volumes was due to the fact that Russia and Ukraine failed to reach an agreement on the transit of Russian electricity via Ukraine, which is why the agreement was terminated effective June 2006.

KAZAKHSTAN

In 2006, the exports of electricity to the northern areas of Kazakhstan amounted to 1,868.81 million kWh, which is nearly the same level as the year before.

LATVIA

In 2006, due to the lower water inflow on the Daugava River and reduction in the output of Latvia's HPPs, the demand for Russian electricity in Latvia increased by 561.18 million kWh compared to 2005 reaching 1,086.34 million kWh.

LITHUANIA

In 2006, the electricity exports from Russia to Lithuania made 1,413.61 million kWh, up 801 million kWh on the year before. The increase in the exports was due to the decommissioning of one of the two power units at the Ignalina NPP and the emergency stoppage of turbine generator No. 3 at the nuclear power plant in November and December 2006.

ИЗВЕСТИЯ

The electricity sector liberalization is creating new opportunities for a synchronous interconnection between the UES of Russia and the European energy pool. The potential of such interconnection is boosted by the common interest that Russia and EU's energy companies and consumers have in improving the reliability of the energy supply and diversifying sources of power, as well as by the availability of a well-developed grid infrastructure needed for the interconnection and efficient operational management in the synchronized energy pools of Russia and the CIS countries.

IZVESTIA NEWSPAPER, 21 DECEMBER 2006

Electricity Exports to the Non-FSU Countries

FINLAND

In 2006, the electricity exports from Russia to Finland made 11,150.38 million kWh, up 290.38 million kWh on the year before. Such an increase was due to the performance of contractual obligations and the favourable situation on the Nord Pool market.

MONGOLIA

Mongolia's electricity market is generally well-balanced, and the electricity imported from Russia is chiefly used to meet the peak demand and supply electricity to customers in the isolated border areas. In 2006, the electricity exports from Russia to Mongolia made 174.22 million kWh, which is nearly the same as the year before.

CHINA

In 2006, Russia increased its electricity deliveries to China to 522.91 million kWh, up 30.98 million kWh compared to 2005. This was made possible by the commissioning of the cross-border 220 kV transmission line Blagoveshchenskaya — Sirius.

Electricity Exports, billions kWh

0 5 10 15 20 25

2006 5.942 14.590

2005 10.380 12.879

2004 6.607 12.173

2003 8.397 12.265

2002 8.799 9.562

NON-FSU COUNTRIES

FSU COUNTRIES

ELECTRICITY IMPORTS

In 2006, ZAO "INTER RAO UES" imported 5. billion kWh of electricity, a nearly 50 perce drop compared to 2005.

Such a decrease compared 2005 was d to the reduction in the electricity imports fro Kazakhstan, Lithuania, Ukraine, and Azerba jan. Kazakhstan accounts for over 70 perce of all electricity imports in Russia, Lithuan and Ukraine each account for approximate 10 percent, and Azerbaijan has a 6 perce share.

The reduction in imports was due to t changes in the electricity prices which we unacceptable for Russia based on the ener tariffs and balances approved for 2006.

LITHUANIA

Electricity imports from Lithuania are inte ded for consumers in the Kaliningrad Regi and ensure uninterrupted power supply in th area suffering from energy shortfalls. This al helps reduce the transit of Russian electric via the energy systems of the Baltic Republi and Belarus. Russia imported 507.41 milli kWh of electricity from Lithuania in 2006, a fa of 2,446.59 million kWh compared to 2005.

Electricity Imports by Country,%


2006

KAZAKHSTAN 72%

LITHUANIA 10%

UKRAINE 10%

AZERBAIJAN 6%

BELARUS 1%

LATVIA 0.7%

MONGOLIA 0.3%

UKRAINE

Electricity imports from Ukraine's energy system amounted to 498.11 million kWh, down 2,330.89 million kWh from the year before. Such a decrease was due to the lack of a contract the until November 2006.

KAZAKHSTAN

Imports of electricity from Kazakhstan ensure uninterrupted power supply to consumers in the areas of the Russian Federation bordering on Kazakhstan, and to supply cheaper electricity to the Russian market. Russia imported 3,676.86 million kWh of electricity from Kazakhstan in 2006, down 182 million kWh compared to 2005.

Строительная газета

Boris Titov, Chairman of the Delovaya Rossiya Association of Entrepreneurs:
"RAO "UES of Russia" is known to have assets abroad. Each megawatt generated by the RAO UES facilities will primarily work for the benefit of Russia. The Company is obviously turning the import/export balance in favour of domestic consumers."

STROITELNAYA GAZETA NEWSPAPER, 20 OCTOBER 2006

Corporate Social Responsibility

Corporate Social Responsibility: Underlying Principles and Implementation Framework

RAO "UES of Russia" consistently puts into its business practice the principles of the Social Charter of Russian Business that is predicated on recognition of close ties between the Company's business interests and its economic and social responsibility.

In RAO "UES of Russia", CSR is implemented through a non-financial risk management system, which was completed in 2006. The system incorporates international standards and COSO-II risk management guidelines, AA1000SES stakeholder engagement standards, GRI guidelines for financial reporting



(G3 Guidelines), AA1000AS audit standards, and ISAE 3000. The System provides for:

- identification and monitoring of non-financial risks;
- risk optimization project management;
- information support and non-financial reporting;
- personnel training and professional development, including training of employees of subsidiaries and dependent companies of RAO "UES of Russia".

In 2006, RAO "UES of Russia" introduced the Non-Financial Risks Management Concept, Environment Policy Concept, Charity and Sponsorship Corporate Policy Concept. For the purpose of ensuring successful implementation of the Concepts, RAO "UES of Russia" made certain changes to the existing corporate standards, including investment activity standards, approved HSE programs and initiatives on other issues of social concern, established a permanent framework for conflict prevention and resolution involving trade unions, consumer protection agencies, business associations, and other stakeholders.

RAO UES subsidiaries and dependent companies are implementing the Company's environmental and social initiatives and introducing a system for non-financial risk management and non-financial reporting.

Major Activities on Non-Financial Risk Optimization

In 2006, the Company completed an analysis of non-financial risks associated with the investment stage of RAO UES restructuring and produced mid-term estimates that also cover the post-reorganization period. Research and risk forecasting activities engaging leading scientific and advisory centers covered:

- forecasting implications of elimination of cross-subsidies under various scenarios;
- differentiation of power consumption by various categories of households;
- consumer satisfaction with the performance of energy companies.

Non-financial risk management focused on:

- streamlining relationships with consumers and establishing a conflict resolution framework;
- ensuring affordability of electricity and heating supply, including new consumer connection to the distribution grids;
- improving the quality of power and heating supply to health-care facilities as provided for in the Agreement signed by the Ministry of Health Care and Social Development of Russia, Rostekhnadzor, and RAO "UES of Russia", which came into force in 2006;
- enhancing environmental security of power facilities including measures to be considered in the course of investment project development and implementation;
- increasing efficiency of social partnership, including control over performance of the Industry Tariff Agreement; establishing a framework for social and employment conflict resolution (in conjunction with the Power Industry Employers Association and All-Russia Power Industry Trade Union);
- enhancing information transparency of energy companies on environment and other matters of social concern.

Establishment of the Customer Relations Management Headquarters at RAO "UES of Russia" was a systemic solution to management of the entire range of non-financial risks associated with customer relations. The principal goals of the CRM Headquarters are conflict resolution, control over performance of subsidiaries, and ensuring efficient feedback.

In 2006, RAO "UES of Russia", Delovaya Rossiya, and OPORA Rossii business associations entered into an Agreement to cooperate on key issues in the energy industry, whereby a Tripartite Advisory Board was set up. There is also a standing task force dealing with social and employment issues that consists of representatives of RAO "UES of Russia", All-Russia Power Industry Trade Union, and Association of Energy Industry Employees.

Public hearings on social responsibility and corporate sustainability of RAO "UES of Russia" became a landmark event in the area of stakeholder relations in 2006.

In 2006, RAO "UES of Russia" published its 2004-2005 Report on Social Responsibility and Corporate Sustainability, which was audited by Ernst & Young. This was the first report by a Russian company prepared in accordance with the G3 GRI Guidelines.

The performance of RAO "UES of Russia" in the area of non-financial risk management and non-financial reporting was acknowledged in ratings and awards organized by international institutions.

Promoting CSR Business Practices in Subsidiary Energy Companies

In 2006, three training courses on management of non-financial risks and corporate social reporting were developed and formed the basis for six training events and workshops, which were attended by representatives of over 70 energy companies of RAO UES Holding Company.

Last year, RAO "UES of Russia" held its Social Power Annual Awards for the second time. 44 energy companies submitted over 60 applications in six categories, including "Customer Servicing Quality", "Occupational Safety", "Environmental and Charitable Programmes", etc.



In 2006, people stopped arguing whether the electricity sector reform would be implemented. The reform opponents lost their last hope. Politicians, officials, journalists, and, importantly, ourselves, our staff, not only realized, but also felt that we are on the home straight. Surprisingly, it is getting more and more interesting to work here

LEONID GOZMAN,
Member of the Management Board,
RAO "UES of Russia"

SDCs of RAO "UES of Russia" implemented a range of pilot projects on non-financial risk management. Leveraging on the experience gained by RAO "UES of Russia", seven generation companies published their CSR brochures.

In 2006, OAO RAO "UES of Russia" joined two leading international associations dealing with social responsibilities issues - International Business Leaders Forum (IBFL) and Transparency Enhancement Association (AccountAbility). Being an e8 member, the Company takes part in the development of an international standard for non-financial reporting in the energy industry, the GRI Electric Utility Sector Supplement.

To keep the public informed about the Company's major activities and performance in 2006, RAO "UES of Russia" participated in the following industry events:

- Russia Power-2006;
- Hanover Trade Fair;
- International Safety in Power Idustry-2006;
- Power Gen Europe-2006;
- 8th Specialist Exhibition "Fuel". "Power Industry" within the framework of the Great Rivers-2006 Forum;
- 3rd Specialist Exhibition "Ecology in Power Industry - 2006";
- IT in Power Industry exhibition and conference;
- Energy Asia-2006;
- International Industrial and Economic Forum "Russia United";
- Reliability of UES of Russia exhibition and conference;
- 9th International Exhibition and Congress "Energy Savings and Energy Efficiency";
- 8th International Specialist Exhibition "Energy Savings - 2006".

Plans and Priorities

The priorities for RAO "UES of Russia" in co porate social responsibility in 2007 - 2008 a

- improving the quality of services deliver to customers of grid, distribution and gen ration companies;
- increasing the efficiency of non-financ risk management, including environme risks in the course investment project d velopment and implementation by R "UES of Russia" and its subsidiaries;
- ensuring proper performance under t Power Industry Tariff Agreement and oth employer's obligations; reducing the nur ber of incidents resulting in occupation injuries;
- promoting the CSR policy of OAO RAO "U of Russia" in companies of the post-refor sector structure.

The 2006 - 2007 Report on social respons bility and corporate sustainability of RAO "U of Russia" will be published in 2008 based a new non-financial reporting standard electricity utilities (GRI Electric Utility Sect Supplement). In 2007, RAO "UES of Russi periodically posts on its web-site informati brochures for various stakeholders, includi brochures on Non-Financial Risk Manag ment, Consumer Relations, Public Hearin for Assessing Investment Project Implicatio for Environment, etc.

Environment Policy. Facilitating Energy Savings

The major lines of the Company's Environment Policy for 2007-2008 were approved by a resolution by the Management Board of RAO "UES of Russia" of 25 September 2006.

The objective of the RAO UES environment policy is ensuring a due level of environmental security, raising RAO UES energy companies' capitalization by ensuring reliable and environment-friendly power generation, transmission, and distribution, and increasing investment attractiveness of the energy companies.

It is very important for the Company to take into account statements made by securities market players and major banks concerning an environmentally responsible approach to corporate lending, the so called Equator Principles approved by major banks (banks account for 80 percent of total project finance loans in emerging markets).

In 2006, RAO "UES of Russia" put considerable efforts into implementation of conceptual documents of the Holding Company, such as the Environment Policy of RAO "UES of Russia" and the Program for Implementation of RAO "UES of Russia" Environment Policy for 2006. The Company's management appointed corporate officers to take charge of environment activities in subsidiaries; there were seven pilot energy companies identified for the purpose of launching an environment management and environment audit system; the Company invested a lot of time and effort into the development of corporate regulations governing environment safety issues.

In 2006, there were meetings held with representatives of WWF, All-Russia Nature Protection Society, ECoIine, Greenpeace of Russia, Russian Regional Environment Center, and ANO NERA to discuss various issues of environment activities of RAO "UES of Russia".

As part of its environment management and environment audit activities, the Company developed and approved a Framework Program and Framework Regulation governing the procedure for environmental audit at RAO UES energy companies, as well as environment auditor certification systems for conformity with the corporate requirements. The Company also started the implementation of pilot projects to implement environment management and audit systems in WGCs, TGCs, and IDCs.

In 2006, RAO "UES of Russia" and subsidiaries carried out the first series of public hearings for the purpose of assessing environmental implications of investment projects. The objective of the hearings was both to provide the public and environment organizations with objective information on the projects and to obtain recommendations on environment activities.

In response to a proposal presented by environmental organizations, RAO "UES of Russia" supported the Program for Promotion of Energy Efficiency and Efficient Use of Resources in the Public Sector and Utilities, which was implemented by non-for-profit organizations. The Practical Guidelines for Energy Savings posted on the Company's website were one of the deliverables of the above-mentioned program.

Московская правда

Pavel Rozhkov, Mission Head at the Paralympic Games: "RAO "UES of Russia" is the general sponsor of the Russian national team. They gave our team 8.5 million rubles before the Winter Games in Turin, and thanks to them, we had absolutely no difficulties purchasing special outfit and making preparations."

MOSKOVSKAYA PRAVDA NEWSPAPER, 4 JULY 2006

Appendix



capitalization USD/KW
2000
1600
1200
800
0

16


Companies
1917
Companies
1095
TGC-9
TGC-8
TGC-6
TGC-5
774
76
416
429
533
568
680
748
WGC-6
684
52
483
579
671
504

CORPORATE GOVERNANCE CODE COMPLIANCE REPORT*

The Revised Corporate Governance Code of OAO RAO "UES of Russia" was approved by the Company's Board of Directors on 26 May 2006. The Company monitors, on an ongoing basis, compliance with the provisions of the Corporate Governance Code of RAO "UES of Russia".

CORPORATE GOVERNANCE CODE REGULATION	COMPLIANCE	COMMENTS
Corporate governance principles and structure		
Compliance with the corporate governance principles.	Yes	The main corporate governance principles are set out in the Corporate Governance Code. The Management Board of RAO "UES of Russia" ensures compliance with these principles. **Accountability.** The Board of Directors of the Company is accountable to all shareholders in accordance with the applicable laws. **Fairness.** The Company's management bodies ensure protection of shareholders' rights and legitimate interests. **Transparency.** The Company discloses information about all material facts relating to its activities. **Responsibility.** The Company recognizes the rights of all stakeholders under the applicable laws.
The Company should have internal regulations governing activities of its management and control bodies and their compliance with the applicable laws.	Yes	OAO RAO "UES of Russia" has approved the following bylaws: Charter, Regulation on the General Shareholders' Meeting, Regulation on the Board of Directors; Regulation on Remuneration of Members of the Board of Directors for the Performance of their Duties and Reimbursement of their Expenses Relating to the Performance of their Functions as Board Members; Regulation on the Activities of the Auditing Commission; Regulation on Remuneration of Members of the Auditing Commission for the Performance of their Duties and Reimbursement of their Expenses Relating to Visits to the Company's Facilities; Regulation on the Management Board. All these documents are in compliance with the Russian statutory provisions. The most recent amendments to the Company's regulations were approved by the shareholders at the AGM of RAO "UES of Russia" held on 28 June 2006.
The regulations governing the activities of the Company's management and control bodies should be available on the corporate website.	Yes	The following bylaws and regulations governing the activities of the Company's management and control bodies may be viewed on the corporate website of RAO "UES of Russia": Charter; Regulation on the General Shareholders' Meeting; Regulation on the Board of Directors; Regulation on Remuneration of Members of the Board of Directors for the Performance of their Duties and Reimbursement of their Expenses Relating to the Performance of their Functions as Board Members; Regulation on the Activities of the Auditing Commission; Regulation on Remuneration of Members of the Auditing Commission for the Performance of their Duties and Reimbursement of their Expenses Relating to Visits to the Company's Facilities; Regulation on the Management Board.

*H2 2006

CORPORATE GOVERNANCE CODE REGULATION	COMPLIANCE	COMMENTS

Company's Corporate Governance Practices

BOARD OF DIRECTORS

The Company should comply with the procedure for electing and dismissing Board members.	Yes	The procedure for election of the Board of Directors of OAO RAO "UES of Russia" is set out in Section 11.2 of the Company Charter and Section 1.3 of the Regulation on the Board of Directors. The current Board members were elected by cumulative voting at the AGM held 28 June 2006. The Board of Directors has 15 members, two of which are simultaneously members of the Company's Management Board. The Chairman of the Board of Directors was unanimously elected at the Board meeting of 28 July 2006 (Board Minutes No. 225).
The Company Charter should contain a provision that Board members may be elected only by cumulative voting.	Yes	As provided by Section 11.2 of the Company Charter, members of the Board of Directors of OAO RAO "UES of Russia" are elected by cumulative voting at a general shareholder meeting.
There should be no restrictions as to the number of times a person may be elected a Board member.	Yes	As provided by Section 11.2 of the Company Charter, persons elected members of the Board of Directors of OAO RAO "UES of Russia" may be re-elected an unlimited number of times.
The Board of Directors of the Company should have at least three independent directors.	Yes	Pursuant to the shareholder resolution adopted by the AGM of RAO "UES of Russia" on 28 June 2006, the following directors qualifying as independent were elected to the Board of Directors of the Company: Grigory Beryozkin; Andrey Bugrov; Kirill Seleznyov; and Seppo Remes.
The Board of Directors of the Company should have no more than 25 percent of executive directors that are simultaneously employees of the Company.	Yes	Out of the 15 Board members, two are Company employees (Chairman of the Company's Management Board Anatoly Chubais and Deputy Chairman of the Management Board Yakov Urinson), which makes less than 25 percent.
The Company should comply with the principle that the Company's chief executive may not hold the position of the Board Chairman.	Yes	The Company's chief executive (Chairman of the Management Board) is Anatoly Chubais. The Board meeting held 28 July 2006 (Board Minutes No. 225) elected Alexander Voloshin as Chairman of the Board of Directors.
The Company's Board of Directors should have the following Committees: Audit Committee, HR and Remunerations Committee, Strategy and Reform Committee, and Appraisal Committee.	Yes	The Company has the following committees under the Board of Directors: Audit Committee, HR and Remunerations Committee, Strategy and Reform Committee, and Appraisal Committee. The Committees' activities are governed by the approved regulations.
The Audit Committee and HR and Remunerations Committee should be headed by independent directors.	Yes	The Board meeting held 28 July 2006 elected Seppo Remes as Chairman of the Audit Committee. Mr. Remes is a member of the Company's Board of Directors meeting the independence requirements. The Board meeting held 28 July 2006 elected Andrey Bugrov as Chairman of the HR and Remunerations Committee. Mr. Bugrov is a member of the Company's Board of Directors meeting the independence requirements.
The Company should have an approved schedule for holding Board meetings.	Yes	On 28 July 2006, the Board of Directors of RAO "UES of Russia" approved the tentative list of matters to be considered at the Board meetings in July 2006 to June 2007. Also, the Company's Board of Directors approves Board meeting schedules for each quarter.
The Board of Directors of the Company should hold its meetings no less frequently than once a quarter.	Yes	As provided by Section 7.2 of the Regulation on the Board of Directors of RAO "UES of Russia", Board meetings are held as needed, but no less frequently than once a quarter. In the second half of 2006, the Board of Directors held 15 meetings (Board Minutes No. 225-239).
The Company's internal regulations should set out the procedure for holding meetings of the Board of Directors of the Company.	Yes	The rules of procedure for the preparation for and holding of Board meetings are set out in the Regulation on the Board of Directors of RAO "UES of Russia" approved by the general shareholders' meeting on 28 June 2002 (as amended).

CORPORATE GOVERNANCE CODE REGULATION	COMPLIANCE	COMMENTS
Information on the amounts of remuneration paid to the members of the Company's Board of Directors is available to the general public on the corporate website.	Yes	The provisions concerning payment of remuneration to the Board members is set out in the Regulation on Remuneration of Members of the Board of Directors for the Performance of their Duties and Reimbursement of their Expenses Relating to the Performance of their Functions as Board Members approved on 26 June 2002 (as amended), which may be viewed on the corporate website.
No loans should be provided to Board members.	Yes	During the reporting period, no loans were provided to the members of the Board of Directors of the Company.
The Board members should comply with their responsibilities set out in the Company's regulatory documents.	Yes	The members of the Board of Directors of RAO "UES of Russia" are in compliance with their obligations provided by Section 3 of the Regulation on the Board of Directors of the Company.
MANAGEMENT BOARD AND CHAIRMAN OF THE MANAGEMENT BOARD		
Compliance with the procedure for election of the Chairman and members of the Management Board.	Yes	As provided by Section 11 of the Company Charter and Section 2 of the Regulation on the Management Board of RAO "UES of Russia", Management Board members are nominated by the Management Board Chairman and appointed by the Board of Directors. During the reporting period, the Board of Directors of the Company approved the appointment of Victor Pauli as Management Board member on the nomination of the Management Board Chairman (Board minutes No. 237, dated 8 December 2006). The procedure for the appointment of Victor Pauli was complied with.
The rules of procedure for the activities of the Management Board of the Company should be complied with.	Yes	Pursuant to Section 5 of the Regulation on the Management Board of RAO "UES of Russia", meetings of the Management Board are held according to the plan approved by the Management Board Chairman.
The Company should have in place a system of remuneration of the Management Board approved by the Board of Directors.	Yes	The system for incentivizing (remunerating) members of the Management Board was approved by the Board of Directors of RAO "UES of Russia" (Board Minutes No. 172, dated 25 June 2004, as amended).
Members of the Management Board have an obligation to avoid any actions that present a potential or actual conflict between their interest and the interests of the Company; if such conflict occurs, it should be disclosed to the Board of Directors of the Company.	Yes	There were no violations during the second half of 2006.
The members of the Management Board should disclose to the Company any information regarding their business activities not related to the Company's interests.	Yes	There were no violations during the second half of 2006.
INTERACTION BETWEEN THE BOARD OF DIRECTORS AND THE EXECUTIVE BODIES		
The Management Board should report on its activities to the Board of Directors of the Company.	Yes	During H2 2006, two quarterly reports on the activities of the Management Board of the Company were submitted to the Board of Directors, in Q2 and Q3 2006 (Board Minutes No. 225 of 28 August 2006 and No. 234 of 27 October 2006, respectively).

Company Shareholders

SHAREHOLDER RIGHTS, PROTECTION OF SHAREHOLDER RIGHTS

CORPORATE GOVERNANCE CODE REGULATION	COMPLIANCE	COMMENTS
Observance of the shareholders' right to receive timely information.	Yes	The Company provides information to shareholders in the manner and within the time frame required by the Russian laws, Charter and Regulation on the Information Policy of RAO "UES of Russia".

CORPORATE GOVERNANCE CODE REGULATION	COMPLIANCE	COMMENTS
The Company should comply with the information disclosure requirements, including through the Internet.	Yes	The Company discloses information in the manner and within the time frame required by the Russian securities laws, including publication on the website of RAO "UES of Russia".
GENERAL MEETING OF SHAREHOLDERS		
Shareholders should receive notice of the General Shareholder Meeting of the Company.	Yes	The procedure for notifying shareholders of a General Shareholder Meeting of RAO "UES of Russia" is set forth in Section 10.5 of the Company Charter. In H2 2006, the Company held an Extraordinary General Meeting of shareholders. The notice of the EGM held on 6 December 2006 was published on 26 September 2006 in the Izvestia newspaper and posted on the website of RAO "UES of Russia".
The procedure for making modifications to the agenda items of a General Shareholder Meeting should be complied with.	Yes	The procedure for making modifications to the agenda items of a General Shareholder Meeting of RAO "UES of Russia" is set forth in Section 10.6 of the Company Charter. The Company received no motions from its shareholders to modify the agenda items.
The Company shareholders should be given a possibility to review the list of persons entitled to participate in the General Shareholder Meeting of the Company, beginning on the date of notice of the General Shareholder Meeting and until the meeting is closed (in case of a physical meeting), or until the closing date for receipt of ballots (where the voting is conducted without a physical meeting).	Yes	Pursuant to Section 10.4. of the Company Charter, the Company makes the list of persons entitled to participate in the General Shareholder Meeting available for review upon request of such persons, provided that they are entitled to at least 1 percent of votes. However, the document and mailing address details of the individuals included on the list may not be provided without their consent.
The Company shareholders should have a possibility to review the documents relating to the General Shareholder Meeting through electronic communications media, including the Internet.	Yes	As provided by Article 52 of the Law On Joint Stock Companies, shareholders of RAO "UES of Russia" will have 20 days before the General Shareholder Meeting, or 30 days, if the Meeting agenda includes a proposal to reorganize the Company, to review the documents relating to the General Meeting of Shareholders through the Internet. RAO UES Order No. 29 of 23 January 2007 sets out the procedure for the publication of such information on the corporate website. The documents relating to the Extraordinary General Meeting of shareholders were published on the Company website in the Section "Shareholder and Investor Relations".
The General Shareholder Meeting must be attended by the then current members of the Board of Directors, the Management Board, members of the executive bodies, the Auditing Commission, and the Company Auditors.	Yes	The Extraordinary General Meeting of RAO "UES of Russia" of 6 December 2006 was held by postal vote (without a physical meeting), which means that the directors, officers and auditors were not expected to attend.
DIVIDEND POLICY		
The Company should have an approved Regulation on the Dividend Policy.	Yes	The current methodology used by RAO "UES of Russia" in the calculation of dividends was approved by the Board of Directors on 28 January 2005 (Board Minutes No. 186).
The Company should comply with the procedure and time frame for dividend payment.	Yes	Under Section 8.1. of the Charter of RAO "UES of Russia", the Company may, once a year, decide on the dividend payment. The dividends are paid out of the Company's net income for the current year. The Company shareholders decide on payment of the annual dividends and the dividend amount to be paid on different classes of shares at the General Meeting as recommended by the Board of Directors. The AGM of RAO "UES of Russia" held on 28 June 2006 approved the dividend payment amounts and set 1 December 2006 as the dividend payment deadline. The Company paid the dividends to its shareholders by that deadline.

CORPORATE GOVERNANCE CODE REGULATION	COMPLIANCE	COMMENTS

Information Disclosure and Transparency

INFORMATION DISCLOSURE POLICIES AND PRACTICES

CORPORATE GOVERNANCE CODE REGULATION	COMPLIANCE	COMMENTS
The Company should have an approved Regulation on the Information Policy.	Yes	On 23 June 2006, the Board of Directors of RAO "UES of Russia" approved the Restated Regulation on Information Policy of the Company (Board Minutes No. 224).
Information disclosure on the corporate website	Yes	The Company updates its website on a daily basis. Managers of RAO "UES of Russia" ensure information disclosure pursuant to the Regulation on Information Policy and Order On implementing a new structure of the corporate website and ensuring regular disclosure of information on the activities of OAO RAO "UES of Russia" on its website.
Information disclosure in Annual and Quarterly reports.	Yes	Pursuant to the Regulation on Information Policy, RAO "UES of Russia" regularly discloses information on the Company's activities in its annual and quarterly reports. Order No. 739 of 23 October 2006 currently in effect governs the procedure for making available the information which is needed for the issuer's quarterly report. During the reporting period, the Company issued quarterly issuer reports for Q2 and Q3 2006. The reports are published on the corporate website of RAO "UES of Russia" in the Shareholder and Investor Relations section.
Availability of an English website.	Yes	The website of RAO "UES of Russia" has an English version.
Availability of a document approved by the Board of Directors of the Company which regulates the use of the insider information (i.e. material information about the Company's activities, its shares and other securities, and securities transactions which is not publicly available and may have a material effect on the market value of the Company's shares and other securities).	Yes	At its meeting held 27 May 2005, the Board of Directors approved the Procedure for the declaration of insider deals in securities of OAO RAO "UES of Russia" and its SDCs by the persons with access to insider information (Board Minutes No. 196).

FINANCIAL STATEMENTS

CORPORATE GOVERNANCE CODE REGULATION	COMPLIANCE	COMMENTS
The Company should maintain accounting records and prepare statutory financial statements (accounts) in accordance with the Russian Accounting Standards.	Yes	The Company prepares statutory financial statements in accordance with the Russian Accounting Standards on a quarterly basis.
The Company should release its financial statements (accounts) in accordance with the IFRS.	Yes	The Consolidated Interim Financial Statements of RAO UES Group for the six months ended 30 June 2006 were signed and released on 5 December 2006. The Consolidated Financial Statements of RAO UES Group for the first nine months of 2006 and for 2006 are under preparation as of the time this Annual Report is being prepared.

CONTROL OF BUSINESS ACTIVITIES

CORPORATE GOVERNANCE CODE REGULATION	COMPLIANCE	COMMENTS
The Company should have an internal control policy approved by the Board of Directors setting out the internal control framework for the Company activities.	Yes	The Regulation on Internal Control Procedures of RAO "UES of Russia" was approved by the Board of Directors on 16 March 2006 (Board Minutes No. 217).
The Company should have a dedicated internal control department to oversee compliance with the Regulation on Internal Control.	Yes	The Company has dedicated departments in charge of the internal control compliance.

CORPORATE GOVERNANCE CODE REGULATION	COMPLIANCE	COMMENTS
The Company should have an internal regulation approved by the shareholders which sets out the policies for the review of the Company's activities by the Auditing Commission.	Yes	The Regulation in the Activities of the Auditing Board of RAO "UES of Russia" was approved by the AGM held on 22 June 2002.
The Company should ensure compliance with the regulation setting out the policies for the review of the Company's activities by the Auditing Commission.	Yes	The Regulation on the Activities of the Auditing Commission of the Company is being complied with.
The Auditor's Report should be reviewed by the Audit Committee of the Company before the report is submitted for approval by the Company shareholders.	Yes	The Audit Committee under the Board of Directors of the Company will review the Company's financial statements (accounts) for 2006 and prepare its opinion of the Auditor's report on these statements prior to submitting its opinion to the General Shareholder Meeting scheduled for 27 June 2007.
OWNERSHIP STRUCTURE		
The Company should disclose information on the beneficial owners holding 5 or more percent of its voting shares.	Yes	Pursuant to the Regulation on Information Policy, the Company endeavours to disclose information on the beneficial owners of 5 or more percent of its voting shares based on the information provided by the registered holders of the 5 or more percent of the Company's voting shares.

Company Restructuring and Relationships with its Subsidiaries and Dependent Companies

CORPORATE GOVERNANCE CODE REGULATION	COMPLIANCE	COMMENTS
COMPANY RESTRUCTURING		
The Company should have an approved reorganization concept statement.	Yes	The principal document setting out, at the corporate level, the objectives and goals of the electricity industry reform and the concept for the Company reorganization is the Strategy Concept of RAO "UES of Russia" for Years 2003-2008 "5+5", which was adopted by the Board of Directors on 29 May 2003. On 3 February 2006, the Board of Directors of RAO "UES of Russia" unanimously approved the Supplement "Territorial Generation Companies to be Established on the Basis of the Assets of RAO UES Holding Company" to the Company's Strategy Concept for Years 2003-2008, and on 26 February 2006, the Supplement "Wholesale Companies of the Electricity Market".
The Company should ensure observance of the rights of the Company's shareholders in the reorganization process.	Yes	In order to safeguard the rights and interests of the Company shareholders, shares of the new companies created in the process of the Company's reorganization are distributed to its shareholders pro rata to their holdings in compliance with the applicable Russian laws and regulations. The Company shareholders who do not take part in the voting or vote against the reorganization are entitled to require the Company to purchase all or part of their shares, which provides an additional safeguard of shareholders' rights in the course of the Company's reorganization. Such shares are to be purchased at a price determined by the Board of Directors of RAO "UES of Russia" with the involvement of an independent appraiser. The procedure for such share repurchase is established by the Federal Law On Joint Stock Companies and is set out in the notice of the General Shareholder Meeting of the Company circulated to the shareholders.
PRINCIPLES AND PRACTICES OF RELATIONSHIPS WITH THE SUBSIDIARIES AND DEPENDENT COMPANIES		
The Company should have approved Rules for the interaction with the Subsidiaries and Dependent Companies.	Yes	The Board of Directors approved the Restated Procedure for Interaction with Business Companies Whose Shares (Ownership Interests) are Held by RAO "UES of Russia" on 21 April 2006 (Board Minutes No. 220).

INFORMATION ON MEMBERS OF THE BOARD OF DIRECTORS, MANAGEMENT BOARD, COMMITTEES AND COMMISSIONS UNDER THE BOARD OF DIRECTORS OF RAO "UES OF RUSSIA"

Board of Directors of RAO "UES of Russia" Elected on 28 June 2006*

NAME	BRIEF INFO	POSITION
Voloshin, Alexander Stalyevich	Born in 1956 Education: University Citizenship: Russia	Board Chairman
Khristenko, Victor Borisovich	Born in 1957 Education: University, Doctor of Economics Citizenship: Russia	Deputy Board Chairman; Minister of Industry and Energy of the Russian Federation
Androsov, Kirill Gennadyevich	Born in 1972 Education: University Citizenship: Russia	Deputy Minister of Economic Development and Trade of the Russian Federation
Berezkin, Grigory Viktorovich	Born in 1966 Education: University, Candidate of Chemical Sciences Citizenship: Russia	Chairman of the Board of Directors, ESN Group
Bugrov, Andrey Evgenyevich	Born in 1952 Education: University, Candidate of Economic Sciences Citizenship: Russia	Managing Director, ZAO "Interros Holding Company"
Gref, German Oskarovich	Born in 1964 Education: University Citizenship: Russia	Minister of Economic Development and Trade of the Russian Federation
Dementyev, Andrey Vladimirovich	Born in 1967 Education: University Citizenship: Russia	Deputy Minister of Industry and Energy of the Russian Federation
Nikitin, Gleb Sergeyevich	Born in 1977 Education: University Citizenship: Russia	Head of the Directorate for Property Management of Business Sector Organizations, Federal Agency for Federal Property Management of the Russian Federation
Oganesyan, Sergey Aramovich	Born in 1953 Education: University Citizenship: Russia	Head of the Federal Energy Agency of the Russian Federation
Pushkareva, Olga Stanislavovna	Born in 1955 Education: University, Candidate of Economic Sciences Citizenship: Russia	Director, Sector Development Department of the Government of the Russian Federation
Remes Juha Seppo	Born in 1955 Education: University, Candidate of Economic Sciences Citizenship: Finland	Senior Advisor, Finnish National Fund for Research and Development (Sitra) under the supervision of the Finnish Parliament

* positions held at the time of election

NAME	BRIEF INFO	POSITION
Seleznev, Kirill Gennadyevich	Born in 1974 Education: University Citizenship: Russia	Director General, OOO "Mezhregiongaz"; member of the Management Board, Head of the Marketing, Gas and Liquid Hydrocarbons Processing Department, OAO "Gazprom"
Urinson, Yakov Moiseyevich	Born in 1944 Education: University, Doctor of Economics, Professor Citizenship: Russia	Deputy Chairman of the Management Board, Head of the Corporate Center, RAO "UES of Russia"
Chubais, Anatoly Borisovich*	Born in 1955 Education: University, Candidate of Economic Sciences, Associate Professor Citizenship: Russia	Chairman of the Management Board, RAO "UES of Russia"
Yuzhanov, Ilya Arturovich	Born in 1960 Education: University, Candidate of Economic Sciences Citizenship: Russia	Chairman of the Supervisory Board, ZAO "NOMOS-BANK"

*owns 0.00195% shares in OAO RAO "UES of Russia"

Committees and Commissions under the Board of Directors of RAO "UES of Russia"**

AUDIT COMMITTEE. COMMITTEE MEMBERS

NAME	BRIEF INFO	POSITION
Remes Juha Seppo	Born in 1955 Education: University, Candidate of Economic Sciences	Committee Chairman, Senior Advisor, Finnish National Fund for Research and Development (Sitra) under the supervision of the Finnish Parliament
Yuzhanov, Ilya Arturovich	Born in 1960 Education: University, Candidate of Economic Sciences	Chairman of the Supervisory Board, ZAO "NOMOS-BANK"
Berezkin, Grigory Viktorovich	Born in 1966 Education: University, Candidate of Chemical Sciences	Chairman of the Board of Directors, ESN Group
Bugrov, Andrey Evgenyevich	Born in 1952 Education: University, Candidate of Economic Sciences	Managing Director, ZAO "Interros Holding Company"

APPRAISAL COMMITTEE . COMMITTEE MEMBERS

NAME	BRIEF INFO	POSITION
Yuzhanov, Ilya Arturovich	Born in 1960 Education: University, Candidate of Economic Sciences	Committee Chairman, Chairman of the Supervisory Board, ZAO "NOMOS-BANK"
Kosarev, Sergey Borisovich	Born in 1960 Education: University, Candidate of Historical Sciences, Associate Professor	Head of the Property Relations Department, RAO "UES of Russia"
Akhanov, Dmitry Sergeyevich	Born in 1975 Education: University	Head of the Strategy Department of the Reform Management Strategy, Head of the Project Implementation Center, RAO "UES of Russia"
Buyanov, Mikhail Ivanovich	Born in 1949 Education: University, Candidate of Technical Sciences	Head of the Electricity Industry Directorate, Federal Energy Agency of the Russian Federation
Bystrov, Maxim Sergeyevich	Born in 1964 Education: University	Deputy Head of the Federal Agency for Management of Special Economic Zones of the Russian Federation

**positions held by members of all the Committees and Commissions at the time of election

NAME	BRIEF INFO	POSITION
Kaminsky, Alexey Vladimirovich	Born in 1964 Education: University	Deputy Head of Directorate, Head of Valuation Division of the Directorate for Property Accounting, Analysis, Valuation, and Control of its Use, Federal Agency for Federal Property Management of the Russian Federation
Kats, Yury Iosifovich	Born in 1963 Education: University	Director General, "ESN Energo"
Makshakov, Sergey Vladimirovich	Born in 1963 Education: University, Candidate of Economic Sciences	Head of Bookkeeping and Tax Accounting Department of the Corporate Center, RAO "UES of Russia"
Matvienko, Alexey Vasilyevich	Born in 1973 Education: University	Investment Manager, ZAO "Interros Holding Company"
Mironosetsky, Sergey Nikolaevich	Born in 1965 Education: University	Deputy Director General, OAO "SUEK Holding Company"
Mikhaylova, Elena Vladimirovna	Born in 1977 Education: University	Deputy Director General for Corporate and Property Relations, OOO "Mezhregiongaz"
Myasnikov, Victor Mikhaylovich	Born in 1967, Education: University	Deputy Director of the Budget Policy and Finance Department, Ministry of Industry and Energy of the Russian Federation
Tabakova, Svetlana Alekseyevna	Born in 1955 Education: University	President of the Russian Appraisers Association
Remes Juha Seppo	Born in 1955 Education: University, Candidate of Economic Sciences	Senior Advisor, Finnish National Fund for Research and Development (Sitra) under the supervision of the Finnish Parliament
Fedotova, Marina Alekseyevna	Born in 1955 Education: University, Doctor of Economics, Professor	Rector of the Professional Appraisal Institute, Prorector for Scientific Work, Financial Academy under the Government of the Russian Federation
Shkolnikov, Yury Viktorovich	Born in 1960 Education: University, Candidate of Economic Sciences	Member of the Management Board, NP "Russian Board of Appraisers"
HR AND REMUNERATIONS COMMITTEE. COMMITTEE MEMBERS		
Bugrov, Andrey Evgenyevich	Born in 1952 Education: University, Candidate of Economic Sciences	Committee Chairman, Managing Director, ZAO "Interros Holding Company"
Seleznev, Kirill Gennadyevich	Born in 1974 Education: University	Director General, OOO "Mezhregiongaz"; member of the Management Board, Head of the Marketing, Gas and Liquid Hydrocarbons Processing Department, OAO "Gazprom"
Berezkin, Grigory Viktorovich	Born in 1966 Education: University, Candidate of Chemical Sciences	Chairman of the Board of Directors, ESN Group
STRATEGY AND REFORM COMMITTEE. COMMITTEE MEMBERS		
Herne David	Born in 1971 Education: University	Committee Chairman, Managing Director, Halcyon Advisors
Akhanov, Dmitry Sergeyevich	Born in 1975 Education: University	Head of the Strategy Department of the Reform Management Strategy, Head of the Project Implementation Center, RAO "UES of Russia"
Branis, Alexander Markovich	Born in 1977 Education: University	Director, Prosperity Capital

NAME	BRIEF INFO	POSITION
Buyanov, Mikhail Ivanovich	Born in 1949 Education: University, Candidate of Technical Sciences	Head of the Electricity Industry Directorate, Federal Energy Agency of the Russian Federation
Gabov, Andrey Vladimirovich	Born in 1973 Education: University, Candidate of Law	Corporate Governance and Shareholder Relations Department [of the Corporate Center], RAO "UES of Russia"
Kachay, Alexey Romanovich	Born in 1977 Education: University	Deputy Head of the Strategy Department, RAO "UES of Russia"
Klekovkin, Anton Igorevich	Born in 1973 Education: University	Director of Investment Projects Division, ZAO "Interros Holding Company"
Kurbatov ,Mikhail Yuryevich	Born in 1981 Education: University	Deputy Head of Division for Restructuring of the Electricity and Utilities Sector at the Department for State Regulation of Tariffs and Infrastructure Reforms, Ministry of Economic Development and Trade of the Russian Federation
Mironosetsky, Sergey Nikolaevich	Born in 1965 Education: University	Deputy Director General, OAO "SUEK Holding Company"
Nikulov, Alexander Evgenyevich	Born in 1967 Education: University	Director General, ZAO "Promregion Holding"
Pirozhenko Alexander Aleksandrovich	Born in 1977 Education: University	Deputy Head of Directorate for Control and Supervision in the Fuel and Power Sector, Federal Antimonopoly Service of the Russian Federation
Redkin, Yury Vasilyevich	Born in 1950 Education: University	Head of the Energy Division at the Sector Development Department, Government of the Russian Federation
Remes Juha Seppo	Born in 1955 Education: University, Candidate of Economic Sciences	Senior Advisor, Finnish National Fund for Research and Development (Sitra) under the supervision of the Finnish Parliament
Romanovsky, Anatoly Anatolyevich	Born in 1967 Education: University	Hermitage Capital Management Ltd
Ryzhov, Sergey Vladimirovich	Born in 1968 Education: University	Vice President, ZAO "ESN"
Skribot Wolfgang	Born in 1966 Education: University	Managing Director, Corporate Finance Department, ZAO "Gazprombank"
Slobodin, Mikhail Yuryevich	Born in 1972 Education: University	Director General, ZAO "KES"
Sukhov, Alexey Albertovich	Born in 1971 Education: University	Deputy Director of the Department for Structural and Tariff Policies in Natural Monopolies, Ministry of Industry and Energy of the Russian Federation
Udaltsov, Yury Arkadyevich	Born in 1961 Education: University, Candidate of Physics and Mathematics	Member of the Management Board, Head of the Reform Management Center, RAO "UES of Russia"
Yuzhanov, Ilya Arturovich	Born in 1960 Education: University, Candidate of Economic Sciences	Chairman of the Supervisory Board, ZAO "NOMOS-BANK"

COMMISSION FOR INVESTMENTS AND ENSURING FUEL SUPPLIES NEEDED FOR INVESTMENT PROJECTS UNDER THE BOARD OF DIRECTORS OF RAO "UES OF RUSSIA"

NAME	BRIEF INFO	POSITION
Zadernyuk, Andrey Fedorovich	Born in 1943 Education: University	Technical Director, OAO "Mezhregionenergo"
Abakumov, Alexey Mikhaylovich	Born in 1972 Education: University	Director for Commerce, OOO "Energoauditcontrol Engineering Center"

NAME	BRIEF INFO	POSITION
Abyzov, Mikhail Anatolyevich	Born in 1972 Education: University	Chairman of Board of Directors, OOO "RUKOM"
Branis, Alexander Markovich	Born in 1977 Education: University	Director, Prosperity Capital
Bystrov, Maxim Sergeyevich	Born in 1964 Education: University	Deputy Head of the Federal Agency for Management of Special Economic Zones of the Russian Federation
Dubinin, Sergey Konstantinovich	Born in 1950 Education: University, Doctor of Economics	member of Management Board, Financial Director, RAO "UES of Russia"
Fedorov, Denis Vladimirovich	Born in 1978 Education: University, Candidate of Economic Sciences	Advisor to Director General, OOO "Mezhregiongaz"
Herne David	Born in 1971 Education: University	Managing Director, Halcyon Advisors
Kazinets, Leonid Aleksandrovich	Born in 1966 Education: University	Advisor to Chairman of Management Board of RAO "UES of Russia"
Kravchenko, Vyacheslav Mikhaylovich	Born in 1967 Education: University	Director of the Department for Structural and Tariff Policies in Natural Monopolies, Ministry of Industry and Energy of the Russian Federation
Kurbatov, Mikhail Yuryevich	Born in 1981 Education: University	Head of the Division for Restructuring of the Electricity and Utilities Sector at the Department for State Regulation of Tariffs and Infrastructure Reforms, Ministry of Economic Development and Trade of the Russian Federation
Klekovkin, Anton Igorevich	Born in 1973 Education: University, Master of Sciences	Director of Investment Projects Division, ZAO "Interros Holding Company"
Lebedinsky, Vladimir Igorevich	Born in 1974 Education: University, Candidate of Economic Sciences	Deputy Head of the Valuation Division, Federal Agency for Federal Property Management of the Russian Federation
Mironosetsky, Sergey Nikolaevich	Born in 1965 Education: University	Deputy Director General, OAO "SUEK Holding Company"
Nikitin, Daniil Nikolaevich	Born in 1972 Education: University	Chairman of the Board of Directors, OOO "Power Management Consulting"
Petrov, Dmitry Yuryevich	Born in 1977 Education: University, Candidate of Economic Sciences	Chief Advisor of the Expert Directorate under the President of the Russian Federation
Pustoshilov, Pavel Petrovich	Born in 1974 Education: University	Head of the Financial Policy Department, RAO "UES of Russia"
Redkin, Yury Vasilyevich	Born in 1950 Education: University	Head of the Energy Division at the Sector Development Department, Government of the Russian Federation
Romanenkova, Yulia Vasilyevna	Born in 1969 Education: University	Director General, ZAO "Russian Trust Company"
Ryzhov, Sergey Vladimirovich	Born in 1968 Education: University	Vice President, ZAO "ESN"
Rutenberg, Alexander Borisovich	Born in 1947 Education: University	Deputy Head of the Financial and Economic Directorate, Federal Energy Agency of the Russian Federation
Skaterschikov, Sergey Sergeyevich	Born in 1972 Education: University, MBA	President, OOO "Indexatlas"
Smelov, Eduard Yuryevich	Born in 1965 Education: University	Senior Vice President for Strategy and Development, ZAO "KES"

Management Board of RAO "UES of Russia"*

NAME	POSITION	RESPONSIBILITIES	YEAR OF BIRTH	EDUCATION
Chubais, Anatoly Borisovich**	Chairman of the Management Board since 1998	Shaping the corporate policy and development strategy for OAO RAO "UES of Russia"; organizing its activities; government relations	1955	University, Candidate of Economic Sciences, Associate Professor
CORPORATE CENTER				
Urinson, Yakov Moiseyevich	Deputy Chairman of the Management Board, Head the Corporate Center; member of the Management Board since 2000	Responsible for organizing the economic, production, information and technology processes, organization of capital management, formulation and implementation of the Company's economic, financial, accounting, and HR policies	1944	University, Doctor of Economics, Professor
Drachevsky, Leonid Vadimovich	Deputy Chairman of the Management Board; member of the Management Board since 2004	Organization of the Company's internal and external relations, advancement of its interests in the public domain in Russia and abroad	1941	University
Ayuev, Boris Ilyich***	member of Management Board since 2004; Chairman of the Management Board, OAO "UES SO-CDA"	Responsible for organizing the dispatching and control functions in the Unified Energy System of Russia	1957	University, Candidate of Technical Sciences
Vaynzikher, Boris Feliksovich****	member of Management Board since 2005	Technical Director	1968	University
Gozman, Leonid Yakovlevich	member of Management Board since 2000	Government and Community Relations Officer	1950	University, Candidate of Psychological Sciences, Associate Professor
Dubinin, Sergey Konstantinovich	member of Management Board since 2001	Chief Financial Officer	1950	University, Doctor of Economics
Pauli, Victor Karlovich*****	member of Management Board since 2006	Deputy Technical Director, Chief Technical Inspector	1950	University
Smirnov, Pavel Stepanovich	member of Management Board since 2001	Legal support of the Company's activities	1952	University, Candidate of Law, Doctor of Economics
Trapeznikov, Andrey Vladislavovich	member of Management Board since 2000	Implementation of the Company's common information policy	1961	University

*as of 31 December 2006

NAME	POSITION	RESPONSIBILITIES	YEAR OF BIRTH	EDUCATION
REFORM MANAGEMENT CENTER				
Udaltsov, Yury Arkadyevich	member of Management Board since 2004; Head of Reform Management Center	Responsible for formulating and ensuring a common policy approach for restructuring the SDCs and creating the target sector structure Formulation of the Company's policy in the electricity market liberalization process	1961	University, Candidate of Physics and Mathematics
BUSINESS UNITS (BUS)	The Management Board members in charge of the BUs are responsible for raising the operating efficiency at the SDCs of RAO "UES of Russia", completion of the SDC restructuring, ensuring reliable and secure supply of electricity and heat to customers, implementation of the Company's investment programme.			
Chikunov, Alexander Vasilyevich	member of Management Board since 2004; Managing Director of RAO "UES of Russia", Business Unit 1		1963	University
Avetisyan, Vladimir Evgenyevich	member of Management Board since 2004; Managing Director of RAO "UES of Russia", Business Unit 2		1958	University
Voronin, Vyacheslav Pavlovich******	member of Management Board since 2000; Managing Director of RAO "UES of Russia", "Services" Business Unit		1949	University
Rappoport, Andrey Natanovich	member of Management Board since 1998; Managing Director of RAO "UES of Russia", "Networks" Business Unit; Chairman of the Management Board, OAO "UES FGC"		1963	University, Candidate of Sociological Sciences
Sinyugin, Vyacheslav Yuryevich*******	member of Management Board since 2000; Managing Director of RAO "UES of Russia", "Hydrogeneration" Business Unit; Chairman of the Management Board, OAO "HydroWGC"		1969	University, Candidate of Law

All members of the Management Board of RAO "UES of Russia" are citizens of the Russian Federation.

**owns 0.00195 percent of shares in RAO "UES of Russia"
***owns 0.0000124 percent of shares in RAO "UES of Russia"
****owns 0.00003 percent of shares in RAO "UES of Russia"
*****owns 0.000044 percent of shares in RAO "UES of Russia"
******owns 0.000009 percent of shares in RAO "UES of Russia"
*******owns 0.000092 percent of shares in RAO "UES of Russia"

Information About Transactions Entered into Between Company and the Members of its Management Bodies

In order to ensure disclosure of information about the transactions made by the members of the Board of Directors or the Management Board of OAO RAO "UES of Russia" (the "Company") in accordance with the provisions of the Regulation on the Information Policy of the Company approved by the Board of Directors on 23 June 2006 (Board minutes No. 224), the Company has put in place arrangements to collect the relevant information by submitting request for disclosure to each member of the Board of Directors and Management Board of the Company. According to the information received from the directors and officers, no such transactions were made between 23 June 2006 and 31 March 2007.

INFORMATION ON STAKES AND VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA" IN OTHER JOINT STOCK COMPANIES*

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
Companies in which OAO RAO "UES of Russia" Holds 100% Voting Shares			
REGIONAL ENERGOS			
Open Joint Stock Company for Power and Electrification "Yantarenergo"	14.01.1994	100%	100%
AO-POWER PLANTS			
Open Joint Stock Company "Ivanovskie CCGTs"	02.07.2004	100%	100%
Open Joint Stock Company "Mobile Gas Turbine Power Plants"	24.07.2006	100%	100%
Open Joint Stock Company "Sochinskaya TPP"	01.11.2002	100%	100%
Open Joint Stock Company "Federal Grid Company of the Unified Energy System" (FGC)	25.06.2002	100%	100%
ENERGY MANAGEMENT COMPANIES			
Open Joint Stock Company "Northern Energy Management Company"	02.08.2001	100%	100%
Open Joint Stock Company "Middle-Volga Interregional Energy Management Company"	13.12.2000	100%	100%
Open Joint Stock Company "Southern Grid Company"	04.08.2006	100%	100%
Open Joint Stock Company "Urals Energy Management Company"	08.10.2002	100%	100%
Open Joint Stock Company "Far Eastern Energy Management Company"	16.07.2001	100%	100%
OPERATIONAL DISPATCHING COMPANIES			
Open Joint Stock Company "Central Dispatch Administration of the Unified Energy System of the Russian Federation"	20.04.1993	100%	100%
Open Joint Stock Company "System Operator – Central Dispatch Administration of the Unified Energy System"	17.06.2002	100%	100%

* as of 31 December 2006

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
SCIENTIFIC RESEARCH, DEVELOPMENT AND DESIGN COMPANIES			
Open Joint Stock Company "All-Russian Combustion Engineering Research Institute Awarded Two Orders of Red Banner of Labour"	07.12.1993	100%	100%
Open Joint Stock Company "Scientific Research Institute for Economics of Electric Power Industry"	27.10.1993	100%	100%
Open Joint Stock Company "Institute of Corporate Governance"	29.10.2000	100%	100%
Open Joint Stock Company "VNIPIenergoprom Association"	27.10.1993	100%	100%
Open Joint Stock Company "Dedicated Design Bureau for Combustion Engineering Equipment VTI"	14.12.1993	100%	100%
Open Joint Stock Company "TsOTenergo"	12.10.1993	100%	100%
Open Joint Stock Company "G.M. Krzhizhanovsky Power Engineering Institute"	22.11.1993	100%	100%
Open Joint Stock Company "UES Engineering Center – Gidroproekt, Lengidroproekt, Teploelektroproekt, ORGRES Firm"	30.09.1993	100%	100%
Open Joint Stock Company "Energy Industry Science and Technology Center"	17.07.2006	100%	100%
Open Joint Stock Company "CNII NPKenergo"	02.11.1993	100%	100%
Open Joint Stock Company "Scientific Research Institute for High Voltage DC Transmission of Electricity"	10.06.1993	100%	100%
Open Joint Stock Company "Povolzhye Engineering Center for Energy Industry"	28.07.1999	100%	100%
Open Joint Stock Company "Southern Power Engineering Center"	07.04.1993	100%	100%
Open Joint Stock Company "Urals Power Engineering Center – UralVNIPIEnergoprom, Uralselenergoproekt, UralTEP, UralORGRES, UralVTI, Uralenergosetproekt, Chelyabenergosetproekt"	26.03.1993	100%	100%
Open Joint Stock Company "Siberian Scientific Research, Design and Development Institute for Power Engineering Systems and Electric Power Grids"	12.07.1993	100%	100%
Open Joint Stock Company "Dalselenergoproekt Scientific Research, Design, Development and Technology Institute"	19.04.1993	100%	100%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS			
Open Joint Stock Company "Main Computation Center for Energy Industry"	17.05.1993	100%	100%
Open Joint Stock Company "Energostroisnabkomplekt UES"	09.06.2001	100%	100%
Open Joint Stock Company "Volgaenergosnabkomplekt"	25.03.1993	100%	100%
Open Joint Stock Company for Power and Electrification "Sevkavgidroenergostroy"	08.02.1993	100%	100%

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
Open Joint Stock Company "ChirkeiGESstroy"	06.03.1993	100%	100%
Open Joint Stock Company "Severovostokstroindustriya"	05.08.1993	100%	100%
Open Joint Stock Company "Bureyagesstroy"	27.09.2000	100%	100%
Closed Joint Stock Company "Energodental" (subsidiary of RAO "UES of Russia")	15.04.1996	100%	100%
Open Joint Stock Company "Aviaenergo Airlines"	30.06.1994	100%	100%
Open Joint Stock Company "UES Center for Settlement of Accounts Receivable and Payable"	07.10.1999	100%	100%
Open Joint Stock Company "Electrification Exhibition Pavilion"	07.10.2005	100%	100%
Closed Joint Stock Company "Agency for Power Balance Forecasting"	04.08.2005	100%	100%
REGIONAL GENERATION COMPANIES			
Open Joint Stock Company "Orenburg Heat Generation Company"	01.07.2005	100%	100%
REGIONAL RETAIL COMPANIES			
Open Joint Stock Company "Karelia Energy Retail Company"	01.01.2005	100%	100%
Open Joint Stock Company "Chuvash Energy Retail Company"	01.01.2005	100%	100%
Open Joint Stock Company "Karachaevo-Cherkesskenergo"	10.11.1993	100%	100%
Open Joint Stock Company "Kalmenergosbyt"	28.10.2005	100%	100%
Open Joint Stock Company "Orenburgenergosbyt"	01.07.2005	100%	100%
Open Joint Stock Company "Tyumen Energy Retail Company"	01.07.2005	100%	100%
Open Joint Stock Company "Altayenergosbyt"	06.07.2006	100%	100%
Open Joint Stock Company "Khakasenergosbyt"	01.07.2005	100%	100%
WHOLESALE GENERATION COMPANIES			
Open Joint Stock Company "Federal Hydrogeneration Company"	26.12.2004	100%	100%
INTERREGIONAL DISTRIBUTION COMPANIES			
Open Joint Stock Company "Center and North Caucasus Interregional Distribution Company"	17.12.2004	100%	100%
Open Joint Stock Company "North West Interregional Distribution Company"	23.12.2004	100%	100%
Open Joint Stock Company "Urals and Volga Interregional Distribution Company"	28.02.2005	100%	100%

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
Open Joint Stock Company "Siberia Interregional Distribution System"	04.07.2005	100%	100%
DISTRIBUTION COMPANIES			
Open Joint Stock Company "Karelenergo"	28.04.1993	100%	100%
Open Joint Stock Company for Power and Electrification of the Chuvash Republic "Chuvashenergo"	12.04.1993	100%	100%
Open Joint Stock Company for Power and Electrification "Orenburgenergo"	26.01.1993	100%	100%
Open Joint Stock Company for Power and Electrification "Tyumenenergo"	12.03.1993	100%	100%
Open Joint Stock Company for Power and Electrification "Khakasenergo"	27.09.1993	100%	100%
TERRITORIAL GENERATION COMPANIES			
Open Joint Stock Company "Territorial Generation Company No. 11"	26.08.2005	100%	100%

Companies in which RAO "UES of Russia" Holds 75%-100% Voting Shares

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
REGIONAL ENERGOS			
Open Joint Stock Company for Power and Electrification "Kamchatskenergo"	09.04.1993	98.68%	98.68%
AO-POWER PLANTS			
Open Joint Stock Company "Kaliningradskaya CHPP-2"	01.10.1998	90.90%	90.90%
Open Joint Stock Company "Shchekinskie PGU"	20.04.1998	85.58%	85.58%
Open Joint Stock Company for Power and electrification "Kolyma Production and Energy Company"	24.02.1995	78.63%	78.63%
Open Joint Stock Company "Bureyskaya HPP"	14.04.1998	78.52%	78.52%
SCIENTIFIC RESEARCH, DEVELOPMENT AND DESIGN COMPANIES			
Open Joint Stock Company "North-Western Power Engineering Center"	02.11.1993	99.77%	99.77%
Open Joint Stock Company "Siberian Energy Science and Technology Center"	04.06.1993	99.02%	99.02%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS			
Open Joint Stock Company "Test Bed of Ivanovskaya TPP"	04.11.2004	83.53%	83.53%
Open Joint Stock Company "Dalenergostroyindustria"	13.09.1999	76.64%	76.64%
Open Joint Stock Company "Tsentr Energetiki"	21.09.1992	75.03%	75.03%

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
WHOLESALE GENERATION COMPANIES			
Open Joint-Stock Company "Sixth Generation Company of Wholesale Electricity Market" (WGC-6)	17.03.2005	93.48%	93.48%
Open Joint-Stock Company "First Generation Company of Wholesale Electricity Market" (WGC-1)	23.03.2005	91.68%	91.68%
Open Joint-Stock Company "Fourth Generation Company of Wholesale Electricity Market" (WGC-4)	04.03.2005	89.60%	89.60%
Open Joint-Stock Company "Second Generation Company of Wholesale Electricity Market" (WGC-2)	09.03.2005	80.93%	80.93%
Open Joint-Stock Company "Fifth Generation Company of Wholesale Electricity Market" (WGC-5)	27.10.2004	75.03%	75.03%
DISTRIBUTION COMPANIES			
Open Joint Stock Company "Kalmenergo"	03.02 1993	96.40%	96.40%
TERRITORIAL GENERATION COMPANIES			
Open Joint Stock Company "Territorial Generation Company No. 10"	01.07.2005	81.56%	81.56%

Companies in which RAO "UES of Russia" Holds 51%-75% Voting Shares

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
REGIONAL ENERGOS			
Altay Kray Open Joint Stock Company for Power and Electrification "Altayenergo"	30.07.1993	54.66%	72.23%
Open Joint Stock Company for Power and Electrification "Magadanenergo"	13.04.1993	49.00%	64.39%
AO-POWER PLANTS			
Open Joint Stock Company "Severo-Zapadnaya CHPP" (North-West CHPP)	22.02.1995	66.45%	66.45%
Open Joint Stock Company "KubanGRES" (Kuban TPP)	03.12.1997	60.53%	60.53%
Closed Joint Stock Company "Luchegorsk Fuel and Energy Complex" (LuTEK)	01.12.1997	56.33%	56.33%
Open Joint Stock Company "Experimentalnaya TPP"	19.06.2001	51.38%	51.38%
Open Joint Stock Company "Murmanskaya CHPP"	01.10.2005	49.20%	65.52%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS			
Open Joint Stock Company "Geotherm"	30.08.1994	71.61%	71.61%
Open Joint Stock Company "Tomskenergoremont"	31.03.2005	52.03%	52.03%
Open Joint Stock Company "Tomskelectrosetremont"	31.03.2005	52.03%	52.03%
Open Joint Stock Company "Tver Energy Repair Company"	11.01.2005	49.00%	65.33%

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
Open Joint Stock Regional Power and Electrification Company "Corporate Service Systems"	01.03.1993	49.00%	65.29%
Open Joint Stock Company "Sverdlovsk Energy Service Company"	01.04.2005	49.00%	65.33%
Open Joint Stock Company "Permenergospetsremont"	01.04.2005	49.00%	64.36%
Open Joint Stock Company "Permenergoremont"	01.04.2005	49.00%	64.36%
Open Joint Stock Company for Power and Electrification "Mobile Power Engineering"	29.08.1994	49.00%	65.33%
Open Joint Stock Company "Energotekhkomplekt"	16.07.1993	49.00%	65.33%
Open Joint Stock Company "Smolensk Energy Repair Company"	01.02.2005	48.68%	59.26%
Open Joint Stock Company "South Yakutia Energy Company"	01.11.2006	47.39%	55.32%
Open Joint Stock Company "Yarenergoremont-Holding"	22.11.2004	47.36%	59.81%
Open Joint Stock Company "ATP Yarenergo-Holding"	22.11.2004	47.36%	59.81%
INSURANCE COMPANY			
Open Joint Stock Company "Energozashchita Insurance Broker"	13.09.2004	61.00%	61.00%
REGIONAL GENERATION COMPANIES			
Open Joint Stock Company for Power and Electrification "Tomskenergo"	17.03.1993	52.03%	59.88%
Open Joint Stock Company "Kurgan Generation Company"	01.07.2006	49.00%	53.81%
Open Joint Stock Company "Omsk Electricity Generation Company"	03.08.2005	49.00%	60.39%
Open Joint Stock Company "Ulyanovsk Territorial Generation Company"	03.04.2006	49.00%	65.33%
Open Joint Stock Company "Saratov Territorial Generation Company"	03.04.2006	48.50%	64.04%
Open Joint Stock Company "Samara Territorial Generation Company"	01.04.2006	42.82%	55.35%
REGIONAL MANAGEMENT COMPANIES			
Closed Joint Stock Company for Development of International Electric Relations "INTER RAO UES"	26.05.1997	60.00%	60.00%
Open Joint Stock Company "Tyvaenergo-Holding"	01.10.2005	51.75%	66.33%
Open Joint Stock Company "North-West Energy Management Company"	01.10.2005	49.00%	57.40%
REGIONAL RETAIL COMPANIES			
Kabardino-Balkaria Open Joint Stock Company for Power and Electrification ("Kabbalkenergo")	11.12.1992	65.27%	65.27%

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
Open Joint Stock Company "Marienergosbyt"	01.01.2005	64.44%	70.07%
Open Joint Stock Company for Power and Electrification "Samaraenergo"	09.04.1993	55.46%	55.79%
Open Joint Stock Company "Stavropolenergosbyt"	01.04.2005	55.13%	71.94%
Open Joint Stock Company "Mordovia Energy Retail Company"	01.02.2005	53.14%	53.14%
Open Joint Stock Company "Kaluga Retail Company"	01.04.2004	52.25%	52.25%
Open Joint Stock Company "Tomsk Energy Retail Company"	31.03.2005	52.03%	59.88%
Open Joint Stock Company "Krasnoyarksenergosbyt"	01.10.2005	51.75%	66.33%
Open Joint Stock Company for Power and Electrification "Amurenergo"	10.06.1993	50.62%	57.81%
Open Joint Stock Company "Ivanovo Energy Retail Company"	01.01.2005	49.66%	56.55%
Open Joint Stock Company "Kolskaya Energy Retail Company"	01.10.2005	49.20%	65.52%
Open Joint Stock Company "Tambov Energy Retail Company"	11.01.2005	49.01%	56.01%
Open Joint Stock Company "Voronezh Energy Retail Company"	31.08.2004	49.01%	65.35%
Open Joint Stock Company "Novgorod Energy Retail Company"	01.04.2005	49.00%	62.86%
Open Joint Stock Company "Oryol Retail Company"	01.04.2005	49.00%	60.35%
Open Joint Stock Company "Tver Energy Retail Company"	11.01.2005	49.00%	65.33%
Open Joint Stock Company "Belgorod Retail Company"	01.10.2004	49.00%	65.29%
Open Joint Stock Company "Nizhny Novgorod Retail Company"	01.04.2005	49.00%	62.30%
Open Joint Stock Company "Kurgan Energy Retail Company"	01.07.2006	49.00%	53.81%
Open Joint Stock Company "Udmurt Energy Retail Company"	01.01.2005	49.00%	55.39%
Open Joint Stock Company "Chelyabenergosbyt"	31.01.2005	49.00%	58.06%
Open Joint Stock Company "Penza Energy Retail Company"	01.01.2005	49.00%	60.21%
Open Joint Stock Company "Chita Energy Retail Company"	30.12.2005	49.00%	62.16%
Open Joint Stock Company "Sverdlovenergosbyt"	01.04.2005	49.00%	65.33%
Open Joint Stock Company "Perm Energy Retail Company"	01.04.2005	49.00%	64.36%
Open Joint Stock Company "Kurskenergosbyt"	01.02.2005	49.00%	59.47%

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
Open Joint Stock Company "Petersburg Retail Company"	01.10.2005	49.00%	57.40%
Open Joint Stock Company "Bryansk Retail Company"	01.10.2004	49.00%	65.22%
Open Joint Stock Company "Kostroma Retail Company"	01.01.2005	49.00%	65.33%
Open Joint Stock Company for Power and Electrification "Ulyanovskenergo"	23.12.1992	49.00%	65.33%
Open Joint Stock Company "Dalenergo"	07.04.1993	48.99%	65.33%
Open Joint Stock Company "Volgogradenergosbyt"	01.01.2005	48.99%	61.33%
Open Joint Stock Company "Smolenskenergosbyt"	01.02.2005	48.68%	59.26%
Open Joint Stock Company for Power and Electrification "Khabarovskenergo"	07.05.1993	48.48%	60.21%
Open Joint Stock Company "Energosbyt Rostovenergo"	11.01.2005	48.43%	62.76%
Open Joint Stock Company for Power and Electrification "Saratovenergo"	05.03.1993	48.36%	64.04%
Open Joint Stock Company "Kirovenergosbyt"	01.05.2005	48.17%	63.96%
Open Joint Stock Company "Yakutskenergo"	08.06.1994	47.39%	55.32%
WHOLESALE GENERATION COMPANIES			
Open Joint-Stock Company "Third Generation Company of Wholesale Electricity Market" (WGC-3)	23.11.2004	59.72%	59.72%
TRANSMISSION (TRUNK GRID) COMPANIES			
Open Joint Stock Company "Samara Transmission Company"	01.04.2006	55.03%	55.35%
Open Joint Stock Company "Saratov Transmission Company"	03.04.2006	53.13%	64.04%
Open Joint Stock Company "Kurgan Trunk Grid Company"	01.07.2006	49.00%	53.81%
Open Joint Stock Company "Chita Trunk Grids"	30.12.2005	49.00%	62.16%
DISTRIBUTION COMPANIES			
Open Joint Stock Company "Caucasus Energy Management Company"	01.08.2001	67.34%	67.34%
Open Joint Stock Company for Power and Electrification "Marienergo"	25.02.1993	64.44%	70.07%
Open Joint Stock Company for Power and Electrification "Lenenergo"	22.01.1993	56.01%	56.01%
Open Joint Stock Company "Stavropolenergo"	01.02.1993	55.13%	71.94%
Open Joint Stock Company "Mordovenergo"	15.01.1993	53.14%	53.14%
Open Joint Stock Company for Power and Electrification "Kalugaenergo"	20.01.1993	52.25%	52.25%

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
Open Joint Stock Company "Krasnoyarskenergo"	21.04.1994	52.24%	52.24%
Open Joint Stock Company "Tomsk Distribution Company"	31.03.2005	52.03%	59.88%
Open Joint Stock Company for Power and Electrification "Belgorodenergo"	01.04.2005	50.43%	64.61%
Open Joint Stock Company for Power and Electrification "Smolenskenergo"	12.03.1993	49.85%	60.51%
Open Joint Stock Company for Power and Electrification "Ivenergo"	13.01.1993	49.66%	56.55%
Open Joint Stock Company for Power and Electrification "Kolenergo"	10.02.1993	49.27%	65.53%
Open Joint Stock Company for Power and Electrification "Volgogradenergo"	24.06.1993	49.27%	61.48%
Open Joint Stock Company for Power and Electrification "Tambovenergo"	30.12.1992	49.01%	56.01%
Open Joint Stock Company for Power and Electrification "Voronezhenergo"	11.12.1992	49.01%	65.35%
Open Joint Stock Company for Power and Electrification "Sverdlovenergo"	15.02.1993	49.01%	65.34%
Open Joint Stock Company for Power and Electrification "Novgorodenergo"	25.01.1993	49.00%	62.86%
Open Joint Stock Company for Power and Electrification "Oryolenergo"	26.11.1992	49.00%	60.35%
Open Joint Stock Company "Tver Energy System" (Tverenergo)	11.08.1993	49.00%	65.33%
Nizhny Novgorod Open Joint Stock Company for Power and Electrification "Nizhnovenergo"	19.08.1993	49.00%	62.30%
Open Joint Stock Company for Power and Electrification "Udmurtenergo"	16.04.1993	49.00%	55.39%
Open Joint Stock Company for Power and Electrification "Chelyabenergo"	18.02.1993	49.00%	58.06%
Open Joint Stock Company for Power and Electrification "Penzaenergo"	12.11.1992	49.00%	60.21%
Open Joint Stock Company for Power and Electrification "Chitaenergo"	10.02.1993	49.00%	62.16%
Open Joint Stock Company for Power and Electrification "Arkhenergo"	02.11.1993	49.00%	59.05%
Open Joint Stock Company for Power and Electrification "Permenergo"	21.12.1992	49.00%	64.36%
Open Joint Stock Company for Power and Electrification "Kurskenergo"	16.02.1993	49.00%	59.47%
Open Joint Stock Company "Bryanskenergo"	26.02.1993	49.00%	65.22%
Open Joint Stock Company for Power and Electrification "Kostromaenergo"	28.01.1993	49.00%	65.33%

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
Open Joint Stock Company "Ulyanovsk Distribution Company"	03.04.2006	49.00%	65.33%
Open Joint Stock Company "Saratov Distribution Company"	03.04.2006	48.50%	64.04%
Open Joint Stock Company "Rostovenergo"	13.04.1993	48.43%	62.76%
Yaroslavl Open Joint Stock Company for Power and Electrification "Yarenergo"	11.01.1993	47.36%	59.81%
Open Joint Stock Company "Samara Distribution Company"	01.04.2006	43.21%	55.35%
TERRITORIAL GENERATION COMPANIES			
Open Joint Stock Company "Territorial Generation Company No. 5"	22.03.2005	64.83%	64.83%
Open Joint Stock Company "Territorial Generation Company No. 6"	27.04.2005	61.85%	61.85%
Open Joint Stock Company "Yeniseyskaya Territorial Generation Company (TGC-13)"	01.07.2005	56.92%	56.92%
Open Joint Stock Company "Territorial Generation Company No. 1"	25.03.2005	55.67%	55.67%

Companies in which OAO RAO "UES of Russia" Holds 25%-51% Voting Shares

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
REGIONAL ENERGOS			
Open Joint Stock Company for Power and Electrification "Ingushenergo"	21.01.1997	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Sakhalinenergo"	21.06.1993	49.00%	49.00%
Chechen Republic power and electrification open-type joint stock company "Grozenergo"	17.02.1993	49.00%	49.00%
AO-POWER PLANTS			
Open Joint Stock Company "Pilot and Production Verkhne-Mutnovskaya GeoTPP"	08.04.2005	48.04%	48.04%
Open Joint Stock Company "Zelenchuckskie HPPs"	10.03.1998	46.48%	46.48%
MANAGEMENT ENERGY COMPANY			
Open Joint Stock Company "Moscow Management Power Grid Company"	03.10.2005	50.00%	50.00%
SCIENTIFIC RESEARCH, DEVELOPMENT AND DESIGN COMPANIES			
Open Joint Stock Company "Specialized Design Bureau for Repair and Modernization"	01.04.2005	50.90%	50.90%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS			
Open Joint Stock Company "Moscow Heat Distribution Company"	01.04.2005	50.90%	50.90%

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
Open Joint Stock Company "Mosteplosetenergoremont"	01.04.2005	50.90%	50.90%
Open Joint Stock Company "Mosenergosetstroy"	01.04.2005	50.90%	50.90%
Joint Stock Company "United Energy System GruzRosenergo"	09.09.1996	50.00%	50.00%
Open Joint Stock Company "Diagnostics for Hydraulic, Electrical and Other Critical Facilities"	09.07.1993	49.11%	49.11%
Open Joint Stock Company "Yugenegosnabsbyt Specialized Components and Equipment Supply Administration"	25.12.1992	49.02%	49.02%
Open Joint Stock Company "Nizhny Novgorod Energy Repair Company"	01.04.2005	49.00%	49.00%
Open Joint Stock Company "Penza Energy Repair Company"	01.01.2005	49.00%	49.00%
Closed Joint Stock Company "North East Energy Company"	13.04.1994	49.00%	49.00%
Open Joint Stock Company "UES Energy Construction Complex"	02.02.2006	49.00%	49.00%
Open Joint Stock Company "Central Design Bureau for Modernization and Repair of Power Generating Equipment at Power Plants"	02.02.1993	49.00%	49.00%
Open Joint Stock Company "Sibtekhenergo" – Engineering Firm for Adjustment and Improvement of Technology and Operation of Electric Power Equipment of Enterprises and Systems"	22.12.1992	48.99%	48.99%
Joint Venture - closed joint stock company "Pontoel Intergovernmental Dispatch Center for Operational Dispatch and Coordination of Parallel Work of Energy Systems"	11.10.1994	40.00%	40.00%
Open Joint Stock Company "Russian Communal Systems"	26.06.2003	25.00%	25.00%
REGIONAL GENERATION COMPANIES			
Open Joint Stock Company "Komi Regional Generation Company"	01.07.2006	50.12%	50.35%
Open Joint Stock Company "Norilsk-Taymyr Energy Company"	14.06.2005	49.00%	49.00%
Open Joint Stock Company "Kuban Generation Company"	01.07.2006	49.00%	49.00%
Open Joint Stock Company "Arkhangelsk Generation Company"	01.04.2005	49.00%	49.00%
Kuzbass Open Joint Stock Company for Power and Electrification ("Kuzbassenergo")	30.12.1993	49.00%	49.00%
Open Joint Stock Company "North-Ossetia Hydrogeneration Company"	02.11.2005	43.98%	43.98%
REGIONAL MANAGEMENT COMPANIES			
Open Joint Stock Company "Management Energy Company"	01.04.2005	50.90%	50.90%

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
Open Joint Stock Company "Buryatia Management Company"	30.12.2005	46.80%	46.80%
REGIONAL RETAIL COMPANIES			
Open Joint Stock Company "Dagestan Energy Retail Company"	01.07.2005	51.00%	51.00%
Open Joint Stock Company "Mosenergosbyt"	01.04.2005	50.90%	50.90%
Open Joint Stock Company "Komi Energy Retail Company"	01.07.2006	50.11%	50.35%
Open Joint Stock Company "Lipetsk Energy Retail Company"	11.01.2005	49.02%	49.02%
Open Joint Stock Company for Power and Electrification "Sevkavkazenergo"	28.04.1993	49.00%	49.00%
Open Joint Stock Company "Vladimir Energy Retail Company"	01.01.2005	49.00%	49.00%
Open Joint Stock Company "Vologda Retail Company"	01.10.2005	49.00%	49.00%
Open Joint Stock Company "Omsk Energy Retail Company"	03.08.2005	49.00%	49.00%
Open Joint Stock Company "Kuban Energy Retail Company"	01.07.2006	49.00%	49.00%
Open Joint Stock Company "Arkhangelsk Retail Company"	01.04.2005	49.00%	49.00%
Open Joint Stock Company "Kuzbass Energy Retail Company"	01.07.2006	49.00%	49.00%
Open Joint Stock Company "Tula Retail Company"	01.04.2005	49.00%	49.00%
Open Joint Stock Company "Ryazan Energy Retail Company"	11.01.2005	49.00%	49.00%
Open Joint Stock Company "Astrakhan Energy Retail Company"	11.01.2005	48.66%	48.66%
Open Joint Stock Company "Buryatenergosbyt"	30.12.2005	46.80%	46.80%
TRANSMISSION (TRUNK GRID) COMPANIES			
Open Joint Stock Company "Trunk Electricity Grid of the Komi Republic"	01.07.2006	50.11%	50.35%
Open Joint Stock "Kuban Trunk Grids"	01.09.2006	49.00%	49.00%
Open Joint Stock Company "Kuzbassenergo Trunk Electricity Grids"	01.07.2006	49.00%	49.00%
Open Joint Stock Company "Buryatia Electricity Trunk Grids"	30.12.2005	46.80%	46.80%
DISTRIBUTION COMPANIES			
Dagestan Open Joint Stock Company for Power and Electrification "Dagenergo"	13.11.1992	51.00%	51.00%

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
Open Joint Stock Company "Moscow City Electricity Distribution Company"	01.04.2005	50.90%	50.90%
Open Joint Stock Company "Moscow United Electricity Distribution Company"	01.04.2005	50.90%	50.90%
Open Joint Stock Company "Komienergo Joint Stock Energy Company"	11.02.1993	50.11%	50.35%
Open Joint Stock Company for Power and Electrification "Lipetskenergo"	22.12.1992	49.02%	49.02%
Open Joint Stock Company "Vladimirenergo"	19.11.1992	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Kurganenergo"	05.02.1993	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Vologdaenergo"	10.02.1993	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Omskenergo"	14.12.1992	49.00%	49.00%
Open Joint Stock Company for Power and Electrification of Kuban ("Kubanenergo")	10.02.1993	49.00%	49.00%
Open Joint Stock Company "Kuzbassenergo – Regional Electricity Grid Company"	01.07.2006	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Tulenergo"	25.12.1992	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Ryazanenergo	26.10.1992	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Pskovenergo"	13.01.1993	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Astrakhanenergo"	11.12.1992	48.66%	48.66%
Open Joint Stock Company for Power and Electrification "Kirovenergo"	30.11.1992	48.17%	48.17%
Open Joint Stock Company for Power and Electrification "Buryatenergo"	24.05.1993	46.80%	46.80%
TERRITORIAL GENERATION COMPANIES			
Open Joint Stock Company for Power and Electrification "Mosenergo"	06.04.1993	50.90%	50.90%
Open Joint Stock Company "Territorial Generation Company No. 9"	09.12.2004	50.03%	50.03%
Open Joint Stock Company "Southern Generation Company - TGC-8"	22.03.2005	50.01%	50.01%
Open Joint Stock Company "Territorial Generation Company No. 14"	07.12.2004	49.45%	49.45%
Open Joint Stock Company "Territorial Generation Company No. 2"	19.04.2005	49.19%	49.99%
Open Joint Stock Company "Territorial Generation Company No. 4"	20.04.2005	47.32%	50.02%

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"

Companies in which OAO RAO "UES of Russia" Holds under 25% of Voting Shares

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
REGIONAL ENERGOS			
Open Joint Stock Company "Nurenergo"	04.12.2001	23.00%	23.00%
Bashkiria Open Joint Stock Company for Power and Electrification "Bashkirenergo"	02.11.1992	21.27%	22.29%
AO-POWER PLANTS			
Open Joint Stock Company "Zapadno-Sibirskaya CHPP" (West Siberian CHPP)	01.07.2006	22.97%	22.97%
Open Joint Stock Company "Yuzhno-Kuzbasskaya TPP"	01.07.2006	22.97%	22.97%
Open Joint Stock Company "Sulakenergo"	25.12.1998	12.38%	12.38%
Open Joint Stock Company "Noglikskaya Gas-Fired Power Plant"	09.08.1996	9.76%	9.76%
Open Joint Stock Company "Sangtuda HPP-1"	02.03.2005	4.12%	4.12%
Open Joint Stock Company "Zaramagskie HPPs"	10.05.2000	2.84%	2.84%
Open Joint Stock Company "Vilyuiskaya HPP-3"	07.05.1999	1.90%	1.90%
Open Joint Stock Company "Krasnoyarskaya HPP"	07.10.1993	0.12%	0.12%
Open Joint Stock Company "Kamskaya HPP"	10.02.1993		1 share
Open Joint Stock Company "Nizhegorodskaya HPP"	09.12.2003		1 share
Open Joint Stock Company "Saratovskaya HPP"	05.12.2003		1 share
Subsidiary Open Joint Stock Company "Upper Volga HPP Cascade"	28.01.1993		1 share
Open Joint Stock Company "Cheboksarskaya HPP"	01.01.2005		1 share
ENERGY MANAGEMENT COMPANY			
Open Joint Stock Company "HydroWGC Management Company"	16.04.2001	0,67%	0,67%
SCIENTIFIC RESEARCH, DEVELOPMENT AND DESIGN COMPANIES			
OAO "Engineering Center"	16.12.2005	14,18%	16,85%
Open Joint Stock Company "All-Russia Science and Research Institute of Hydraulic Engineering"	22.07.1993		1 share
Open Joint Stock Company "Scientific Research Institute for Power Engineering Facilities"	05.01.1994		1 share
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS			
Open Joint Stock Company "Power Machines – ZTL, LMZ, Electrosila, Energomashexport"	02.04.2003	22,43%	22,43%

COMPANY NAME	DATE OF COMPANY'S OFFICIAL REGISTRATION	STAKE HELD BY OAO RAO "UES OF RUSSIA"	PERCENTAGE OF VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA"
Open Joint Stock Company "Energougol"	03.10.1996	16.50%	16.50%
Open Joint Stock Company "Zarubezhenergostroy"	09.12.1992	9.51%	9.51%
Open Joint Stock Company "Trest Severovostokenergostroy"	29.10.1992	8.78%	8.78%
Open Joint Stock Company "National Energy Export-Import Company"	19.08.1993	2.30%	2.30%
Open Joint Stock Company "Gazenergo"	08.01.1997	0.48%	0.48%
Foreign Economic Closed Joint Stock Company for Cooperation in Energy Industry "ASEN"	27.07.1992	0.15%	0.15%
Open Joint Stock Company "Moscow Communications Center of Energy Sector"	05.07.1993	0.01%	0.01%
BANKING ORGANIZATIONS			
Open Joint Stock Company "Interbank Union – Unified Electric Energy Complex"	18.08.1995	2.70%	2.70%
Open Joint Stock Company "Commercial Bank "Evrositibank"	20.08.1992	1.69%	1.69%
Joint Stock Commercial Investment Industry and Construction Bank "Stavropolye" (OAO)	27.07.1992	0.01%	0.01%
INSURANCE COMPANIES			
Open Joint Stock Company "Energogarant Insurance Joint Stock Company"	28.08.1992	0.10%	0.10%
REGIONAL GENERATION COMPANIES			
Open Joint Stock Company for Power and Electrification "Novosibirskenergo"	23.02.1993	14.18%	16.85%
REGIONAL RETAIL COMPANIES			
Open Joint Stock Company "Sibirenergo"	15.12.2006	14.18%	16.85%
TRANSMISSION (TRUNK GRID) COMPANIES			
Open Joint Stock Company "Khakass Transmission Company"	01.07.2005		1 share
Open Joint Stock Company "Orenburg Electricity Trunk Grids"	01.10.2005		1 share
Open Joint Stock Company "Tyumen Trunk Grid Company"	01.09.2005		1 share
Open Joint Stock Company "Chuvash Trunk Grids"	01.09.2005		1 share
Open Joint Stock "Karelian Trunk Grids"	01.09.2005		1 share
Total Joint Stock Companies			298

MEMBERSHIP OF OAO RAO "UES OF RUSSIA" IN NOT-FOR-PROFIT PARTNERSHIPS AND ORGANIZATIONS

Currently, OAO RAO "UES of Russia" participates in the activities of 20 not-for-profit organizations, including 13 not-for-profit partnerships, 3 funds and foundations, 1 union, 1 association, and 2 not-for-profit entities.

NOT-FOR-PROFIT PARTNERSHIPS

Non-profit Partnership "Administrator of Trading System of the Wholesale Electricity Market of the Unified Energy System"

Not-for-profit Partnership "Innovations in Energy Sector"

Not-for-profit Partnership "Corporate Educational and Research Center of the Unified Energy System"

Not-for-profit Partnership "Gas Market Coordinator"

Non-profit Partnership "Moscow Stock Exchange"

Not-for-profit Partnership "Association of Land and Real Property Owners and Investors"

Not-for-profit Partnership "National Corporate Governance Council"

Not-for-profit Partnership "Interregional Oil and Gas Complex Exchange" (NP "IOCE")

Not-for-profit Partnership "Energoremfond"

Not-for-profit Partnership "Russian National Committee of the Conseil Internationale des Grandes Reseaux Electriques a Haute Tension (CIGRE)

Not-for-Profit Partnership for Promoting Development of the Legal Framework for the Fuel and Energy Industry "Energy Club of Russia"

Not-for-profit Partnership of Guaranteeing Suppliers and Energy Retail Companies

Not-for-profit Partnership "Corporate Dispute Resolution Center"

FUNDS AND FOUNDATIONS

Non-governmental Pension Fund of the Electricity Industry

Not-for-profit Foundation "Global Energy"

Not-for-profit Investment Environmental Organization "Energy Carbon Fund"

UNIONS

All-Russia Industry Union of Energy Industry Employers

ASSOCIATIONS

Electricity Industry Association "Unified Electrical Power Complex Corporation"

OTHER NOT-FOR-PROFIT ENTITIES

Edison Electric Institute, Inc.

Non-governmental not-for-profit educational establishment "Institute for Management"

RAO UES SUBSIDIARIES WITH SHARES TRADED ON STOCK MARKETS*

COMPANY NAME	CLASS OF SHARES**	ZAO MICEX STOCK EXCHANGE	OAO "RTS STOCK EXCHANGE"	
			EXCHANGE MARKET	CLASSICAL MARKET
OAO "Astrakhanenergo"	ord.	ASRE	ASREG	ASRE
OAO "Astrakhan Energy Retail Company"	ord.	ASSB	ASSBG	ASSB
OAO "Arkhenergo"	ord.	ARHE	ARHEG	ARHE
	pref.	ARHEP	ARHEPG	ARHEP
OAO "Arkhangelsk Generation Company"	ord.	ARGR	ARGRG	ARGR
	pref.	ARGRP	ARGRPG	ARGRP
OAO "Arkhangelsk Retail Company"	ord.	ARSB	ARSBG	ARSB
	pref.	ARSBP	ARSBPG	ARSBP
OAO "Bashkirenergo"	ord.	–	BEGYG	BEGY
	pref.	–	BEGYPG	BEGYP
OAO "Belgorodenergo"	ord.	BLRS	BLRSG	BLRS
	pref.	BLRSP	BLRSPG	BLRSP
OAO "Belgorod Retail Company"	ord.	BLSB	BLSBG	BLSB
	pref.	BLSBP	BLSBPG	BLSBP
OAO "Bryanskenergo"	ord.	BREN	BRENG	BREN
	pref.	BRENP	BRENPG	BRENP
OAO "Bryansk Retail Company"	ord.	BNSB	BNSBG	BNSB
	pref.	BNSBP	BNSBPG	BNSBP
OAO "Buryatenergosbyt"	ord.	BUSB	BUSBG	BUSB
OAO "Vladimirenergo"	ord.	VLEN	VLENG	VLEN
OAO "Vladimir Energy Retail Company"	ord.	VDSB	VDSBG	VDSB
OAO "Volgogradenergo"	ord.	VGEN/VGEN1	VGENG	VGEN
	pref.	VGENP/ VGENP1	VGENPG	VGENP
OAO "Volgograd Energy Retail Company"	ord.	VGSB	VGSBG	VGSB
	pref.	VGSBP	VGSBPG	VGSBP

*as at 31 March 2007
**ord. – ordinary shares; pref. – preferred shares

COMPANY NAME	CLASS OF SHARES	ZAO MICEX STOCK EXCHANGE	OAO "RTS STOCK EXCHANGE"	
			EXCHANGE MARKET	CLASSICAL MARKET
OAO "Volzhskaya HPP"	ord.	–	VOLGG	VOLG
	pref.	–	VOLGPG	VOLGP
OAO "Vologdaenergo"	ord.	VOLE	VOLEG	VOLE
OAO "Vologda Retail Company"	ord.	VOSB	VOSBG	VOSB
OAO "Voronezhenergo"	ord.	VZEN	VZENG	VZEN
	pref.	VZENP	VZENPG	VZENP
OAO "Voronezh Energy Retail Company"	ord.	VRSB	VRSBG	VRSB
	pref.	VRSBP	VRSBPG	VRSBP
OAO "Votkinskaya HPP"	ord.	VOTG	VOTGG	VOTG
	pref.	VOTGP	–	–
	pref.	–	VLGSPG	VLGSP
OAO "Dagenergo"	ord.	DGEN	DGENG	DGEN
OAO "Dagestan Energy Retail Company"	ord.	DASB	DASBG	DASB
OAO "Dagestan Regional Generation Company"	ord.	DAGR	DAGRG	DAGR
OAO "Zhigulevskaya HPP"	ord.	–	VLGSG	VLGS
	pref.	–	VLGSPG	VLGSP
OAO "Zagorskaya PSPP"	ord.	ZAGR	ZAGRG	ZAGR
OAO "Zeyskaya HPP"	ord.	–	ZYGSG	ZYGS
	pref.	–	ZYGSPG	ZYGSP
OAO "Ivenergo"	ord.	IVEN	IVENG	IVEN
	pref.	IVENP	IVENPG	IVENP
OAO "Ivanovo Energy Retail Company"	ord.	IVSB	IVSBG	IVSB
	pref.	IVSBP	IVSBPG	IVSBP
OAO "Kalugaenergo"	ord.	KLEN	KLENG	KLEN
OAO "Kaluga Retail Company"	ord.	KLSB	KLSBG	KLSB
OAO "Kirovenergo"	ord.	RU0009100366	KIREG	KIRE
	pref.	RU0009100374	KIREPG	KIREP
OAO "Kirovenergosbyt"	ord.	KISB	KISBG	KISB
	pref.	KISBP	KISBPG	KISBP
OAO "Kolenergo"	ord.	KOLE	KOLEG	KOLE
	pref.	–	KOLEPG	KOLEP
OAO "Kolenergosbyt"	ord.	–	KOSBG	KOSB
	pref.	–	KOSBPG	KOSBP
OAO "Komienergo"	ord.	KOEN	KOENG	KOEN
	pref.	–	KOENPG	KOENP
OAO "Kostromaenergo"	ord.	KOSG	KOSGG	KOSG
	pref.	KOSGP	KOSGPG	KOSGP

COMPANY NAME	CLASS OF SHARES	ZAO MICEX STOCK EXCHANGE	OAO "RTS STOCK EXCHANGE"	
			EXCHANGE MARKET	CLASSICAL MARKET
OAO "Kostroma Retail Company"	ord.	KTSB	KTSBG	KTSB
	pref.	KTSBP	KTSBPG	KTSBP
OAO "Krasnoyarskenergo"	ord.	KRNG	KRNGG	KRNG
	pref.	KRNGP	KRNGPG	KRNGP
OAO "Krasnoyarskaya HPP"	ord.	KRSG	KRSGG	KRSG
OAO "Kubanenergo"	ord.	KUBE	KUBEG	KUBE
OAO "Kuzbassenergo"	ord.	KZBE	KZBEG	KZBE
OAO "Kurganenergo"	ord.	–	KRGEG	KRGE
	pref.	–	KRGEPG	KRGEP
OAO "Kurskenergo"	ord.	KUEN	KUENG	KUEN
	pref.	KUENP	KUENPG	KUENP
OAO "Kurskenergosbyt"	ord.	KUSB	KUSBG	KUSB
	pref.	KUSBP	KUSBPG	KUSBP
OAO "Lenenergo"	ord.	LSNG	LSNGG	LSNG
	pref.	LSNGP	LSNGPG	LSNGP
OAO "Lipetskenergo"	ord.	LIEN	LIENG	LIEN
OAO "Lipetsk Energy Retail Company"	ord.	LPSB	LPSBG	LPSB
OAO "Magadanenergo"	ord.	–	MAGEG	MAGE
	pref.	–	MAGEPG	MAGEP
OAO "Marienergo"	ord.	–	MIENG	MIEN
	pref.	–	MIENPG	MIENP
OAO "Marienergosbyt"	ord.	MISB	MISBG	MISB
	pref.	MISBP	MISBPG	MISBP
OAO "Mosenergo"	ord.	MSNG	MSNGG	MSNG
OAO "Mosenergosbyt"	ord.	MSSB	MSSBG	MSSB
OAO "Moscow City Electricity Distribution Company"	ord.	MGSV	MGRSG	MGRS
OAO "Moscow United Electricity Grid Company" (MOESK)	ord.	MSRS	MSRSG	MSRS
OAO "Moscow Heat Distribution Company"	ord.	MSSV	MSSVG	MSSV
OAO "Mordovenergo"	ord.	MREN	MRENG	MREN
OAO "Mordovia Energy Retail Company"	ord.	MRSB	MRSBG	MRSB
OAO "Murmanskaya CHPP"	ord.	–	MUGSG	MUGS
	pref.	–	MUGSPG	MUGSP
OAO "Nizhnovenergo"	ord.	NNGE	NNGEG	NNGE
	pref.	NNGEP	NNGEPG	NNGEP
OAO "Nizhny Novgorod Retail Company"	ord.	NNSB	NNSBG	NNSB
	pref.	NNSBP	NNSBPG	NNSBP

COMPANY NAME	CLASS OF SHARES	ZAO MICEX STOCK EXCHANGE	OAO "RTS STOCK EXCHANGE"	
			EXCHANGE MARKET	CLASSICAL MARKET
OAO "Novgorodenergo"	ord.	NGNR	NGNRG	NGNR
	pref.	NGNRP	NGNRPG	NGNRP
OAO "Novgorod Energy Retail Company"	ord.	NGSB	NGSBG	NGSB
	pref.	NGSBP	NGSBPG	NGSBP
OAO "Novosibirskenergo"	ord.	–	NVNGG	NVNG
	pref.	–	NVNGPG	NVNGP
OAO "WGC-1"	ord.	OGKA	OGKAG	OGKA
OAO "WGC-2"	ord.	OGKB	OGKBG	OGKB
OAO "WGC-3"	ord.	OGKC	OGKCG	OGKC
OAO "WGC-4"	ord.	OGKD	OGKDG	OGKD
OAO "WGC-5"	ord.	OGKE	OGKEG	OGKE
OAO "WGC-6"	ord.	OGKF	OGKFG	OGKF
OAO "Oryolenergo"	ord.	OREN	ORENG	OREN
	pref.	ORENP	ORENPG	ORENP
OAO "Oryolenergosbyt"	ord.	ORSB	ORSBG	ORSB
	pref.	ORSBP	ORSBPG	ORSBP
OAO "Omskenergo"	ord.	–	OMNGG	OMNG
	pref.	–	OMNGPG	OMNGP
OAO "Omsk Electricity Generation Company"	ord.	–	OMGRG	OMGR
	pref.	–	OMGRPG	OMGRP
OAO "Omskenegosbyt"	ord.	OMSB	OMSBG	OMSB
	pref.	OMSBP	OMSBPG	OMSBP
OAO "Penzaenergo"	ord.	PNZE	PNZEG	PNZE
	pref.	PNZEP	PNZEPG	PNZEP
OAO "Penza Energy Retail Company"	ord.	PZSB	PZSBG	PZSB
	pref.	PZSBP	PZSBPG	PZSBP
OAO "Permenergo"	ord.	PMNG	PMNGG	PMNG
	pref.	PMNGP	PMNGPG	PMNGP
OAO "Perm Energy Retail Company"	ord.	PMSB	PMSBG	PMSB
	pref.	PMSBP	PMSBPG	PMSBP
OAO "Petersburg Retail Company"	ord.	–	PBSBG	PBSB
	pref.	–	PBSBPG	PBSBP
OAO "Pskovenergo"	ord.	PSEN	PSENG	PSEN
OAO "Rostovenergo"	ord.	RTSE	RTSEG	RTSE
	pref.	RTSEP	RTSEPG	RTSEP
OAO "Ryazanenergo"	ord.	RZEN	RZENG	RZEN
OAO "Ryazan Energy Retail Company"	ord.	RZSB	RZSBG	RZSB

COMPANY NAME	CLASS OF SHARES	ZAO MICEX STOCK EXCHANGE	OAO "RTS STOCK EXCHANGE"	
			EXCHANGE MARKET	CLASSICAL MARKET
OAO "Samaraenergo"	ord.	–	SAGOG	SAGO
	pref.	–	SAGOPG	SAGOP
OAO "Saratovenergo"	ord.	–	SAREG	SARE
	pref.	–	SAREPG	SAREP
OAO "Sayano-Shushenskaya HPP"	ord.	–	SSHGG	SSHG
	pref.	–	SSHGPG	SSHGP
OAO "Sverdlovenergo"	ord.	SVER	SVERG	SVER
	pref.	SVERP	SVERPG	SVERP
OAO "Sverdlovenergosbyt"	ord.	SVSB	SVSBG	SVSB
	pref.	SVSBP	SVSBPG	SVSBP
	ord.	–	SILMG	SILM
OAO "Smolenskenergo"	ord.	SMOE	SMOEG	SMOE
	pref.	SMOEP	SMOEPG	SMOEP
OAO "Smolensk Energy Retail Company"	ord.	SMSB	SMSBG	SMSB
	pref.	SMSBP	SMSBPG	SMSBP
OAO "Stavropolenergo"	ord.	STRG	STRGG	STRG
	pref.	STRGP	STRGPG	STRGP
OAO "Stavropol Electricity Generation Company"	ord.	–	STGRG	STGR
	pref.	–	STGRPG	STGRP
OAO "Tambovenergo"	ord.	TAEN	TAENG	TAEN
	pref.	TAENP	TAENPG	TAENP
OAO "Tambov Energy Retail Company"	ord.	TASB	TASBG	TASB
	pref.	TASBP	TASBPG	TASBP
OAO "TGC-1"	ord.	TGKA	TGKAG	TGKA
OAO "TGC-2"	ord.	TGKB	TGKBG	TGKB
	pref.	TGKBP	TGKBPG	TGKBP
OAO "TGC-4"	ord.	TGKD	TGKDG	TGKD
	pref.	TGKDP	TGKDPG	TGKDP
OAO "TGC-5"	ord.	TGKE	TGKEG	TGKE
OAO "TGC-6"	ord.	TGKF	TGKFG	TGKF
OAO "Southern Generation Company TGC-8"	ord.	TGKH	TGKHG	TGKH
OAO "TGC-9"	ord.	TGKI	TGKIG	TGKI
OAO "TGC-13"	ord.	–	TGKMG	TGKM
OAO "TGC-14"	ord.	TGKN/ TGKN-001D/ TGKN-002D/ TGKN-003D	TGKNG	TGKN
OAO "Tverenergo"	ord.	TVRE	TVREG	TVRE
	pref.	TVREP	TVREPG	TVREP

COMPANY NAME	CLASS OF SHARES	ZAO MICEX STOCK EXCHANGE	OAO "RTS STOCK EXCHANGE"	
			EXCHANGE MARKET	CLASSICAL MARKET
OAO "Tver Energy Retail Company"	ord.	TVSB	TVSBG	TVSB
	pref.	TVSBP	TVSBPG	TVSBP
OAO "Tomskenergo"	ord.	TOME	TOMEG	TOME
	pref.	-	TOMEPG	TOMEP
OAO "Tomsk Distribution Company"	ord.	TORS	TORSG	TORS
	pref.	TORSP	TORSPG	TORSP
OAO "Tomsk Energy Retail Company"	ord.	TOSB	TOSBG	TOSB
	pref.	TOSBP	TOSBPG	TOSBP
OAO "Tulenergo"	ord.	TLEN	TLENG	TLEN
OAO "Tula Retail Company"	ord.	TLSB	TLSBG	TLSB
OAO "Udmurtenergo"	ord.	UDME	UDMEG	UDME
	pref.	UDMEP	UDMEPG	UDMEP
OAO "Udmurt Energy Retail Company"	ord.	UDSB	UDSBG	UDSB
	pref.	UDSBP	UDSBPG	UDSBP
OAO "Chelyabenergo"	ord.	CHNG	CHNGG	CHNG
	pref.	CHNGP	CHNGPG	CHNGP
OAO "Chelyabenergosbyt"	ord.	CLSB	CLSBG	CLSB
	pref.	CLSBP	CLSBPG	CLSBP
OAO "Chitaenergo"	ord.	-	CHIEG	CHIE
	pref.	-	CHIEPG	
OAO "Chita Energy Retail Company"	ord.	CHSB	CHSBG	CHSB
	pref.	CHSBP	CHSBPG	CHSBP
OAO "Energosbyt Rostovenergo"	ord.	RTSB	RTSBG	RTSB
	pref.	RTSBP	RTSBPG	RTSBP
OAO "Yakutskenergo"	ord.	YKEN	YAENG	YAEN
OAO "Yarenergo"	ord.	YARE	YAREG	YARE
	pref.	YAREP	YAREPG	YAREP
OAO "Yaroslavl Retail Company"	ord.	YRSB	YRSBG	YRSB
	pref.	YRSBP	YRSBPG	YRSBP

FINANCING OF RAO UES INVESTMENT PROGRAMME PROJECTS IN 2006*, MILLIONS OF RUB

PROJECT NAME	AMOUNT OF FINANCING	SOURCE(S) OF FINANCE		
		FUNDS DESIGNATED FOR INVESTMENT	DEPRECIATION	BUDGETARY FUNDS
TOTAL	**23,245**	**20,284**	**1,147**	**1,814**
THERMAL POWER PLANTS:	**10,213**	**10,113**	**—**	**100**
Kaliningradskaya CHPP-2	5,052	4,952	—	100
Ivanovskie PGU	5,161	5,161	—	—
HYDROELECTRIC POWER PLANTS:	**9,798**	**8,651**	**1,147**	**—**
Bureyskaya HPP	4,427	3,294	1,133	—
Irganayskaya HPP	1,200	1,194	6	—
Boguchanskaya HPP	2,664	2,664	—	—
Zaramagskie HPPs	208	200	8	—
Zelenchukskie HPPs	799	799	—	—
Series of Nizhne-Cherekskie HPPs (Sovetskaya HPP)	200	200	—	—
Malaya Mezenskaya Tidal PP	300	300	—	—
BUREYSKAYA HPP INPOUNDMENT AREAS	**3,214**	**1,500**	**—**	**1,714**
DESIGN & EXPLORATION WORK	**20**	**20**	**—**	**—**

*according to List No.70-e/b, dated 3 December 2005, approved by the Administration of the Russian Federation Federal Tariff Service

INFORMATION ON TRANSACTIONS MADE BY OAO RAO "UES OF RUSSIA" IN 2006

In 2006, RAO "UES of Russia" did not enter into:

- any transactions with state-owned companies (state unitary enterprises, joint-stock companies in which the government has a controlling interest (50 percent plus one share) or a "golden share";
- any transactions with the Company shareholders holding 5 percent or more of the Company's shares.

In 2006, RAO "UES of Russia" entered into the following interested party transactions.

Information on the Interested Party Transactions Approved by the General Shareholders' Meeting of RAO "UES of Russia" in 2006:

- Transaction (or a series of related transactions) involving the acquisition by OAO RAO "UES of Russia" of 37,004,950,730 additional shares in OAO "HydroWGC" at RUB1.01 per share (approved by the AGM of 28 June 2006).
- Transaction (or a series of related transactions) involving the acquisition by OAO RAO "UES of Russia" of 67,019,241,788 additional shares in OAO "UES FGC" at RUB0.50 per share (approved by the AGM of 28 June 2006).
- Transaction (or a series of related transactions) involving the acquisition by OAO RAO "UES of Russia" of 20,000,000,000 additional shares in OAO "UES FGC" at RUB0.50 per share (approved by the EGM of 6 December 2006).

Information on Interested Party Transactions Approved by the Board of Directors of RAO "UES of Russia" in 2006:

- Services Contract between OAO RAO "UES of Russia" (as the Principal) and OAO "ENIN" (as the Service Provider) to determine the rational combination of coals from different coal fields to be burned by the power plants of RAO "UES of Russia" designed for the coals mined in the Moscow Region in order to ensure reliable and efficient operation of the power plants. The fee payable to the Service Provider is RUB4,400,000 (inclusive of VAT) (Board Minutes No. 218, dated 31 March 2006).
- Services Contract between OAO RAO "UES of Russia" (as the Principal) and OAO "ENIN" (as the Service Provider) to develop the target vision (strategy) for the development of Russia's electricity industry for the period until 2030. The fee payable to the Service Provider is RUB106,200,000 (inclusive of VAT) (Board Minutes No. 218, dated 31 March 2006).
- Supplementary Agreement to the Services Contract No. 1-72-01/1062 of 4 August 2005 between OAO RAO "UES of Russia" and ZAO "APBE" extending the date of expiry of the Contract from 31 December 2005 to 31 December 2006, provided that the other essential terms and conditions of the Contract remain unchanged (Board Minutes No. 218, dated 31 March 2006).
- Services Contract between OAO RAO "UES of Russia" (as the Principal) and ZAO "APBE" (as the Service Provider) to provide services included in the list of services to organize the operation and development of the Unified Energy System of Russia approved by Resolution of the Russian Federation Government No. 792, dated 30 December 2003. The fee payable to the Service Provider is RUB157,039,000 (inclusive of VAT) (Board Minutes No. 218, dated 31 March 2006).
- Share Purchase Agreement between OAO "Ulyanovskenergo (as the Seller) and OAO RAO "UES of Russia" (as the Buyer) to sell 500,000,000 shares in OAO "Ulyanovsk Trunk Grids" for a total value of RUB722,373,000 (Board Minutes No. 221, dated 11 May 2006).
- Surety Agreement between OAO RAO "UES of Russia" (as the Lender) and OAO "Russian Communal Systems" (as the Surety) to secure the performance of obligations of OAO "Udmurt Energy Retail Company" (as the Debtor) to the Lender arising under Contract to provide services included in the list of services to organize the operation and development of the Unified Energy System of Russia, No. AP-U-8/3063, dated

25 September 2000, only to the extent of the principal amount (without any fines or penalties accrued on the Debtor's debt) (Board Minutes No. 224, dated 23 June 2006).

- Cooperation Agreement between OAO "HydroWGC", OAO RAO "UES of Russia", OAO "RUSAL", RUSAL Limited, and RUSAL Energy Limited to provide joint (by OAO "HydroWGC" and OAO "RUSAL") financing, construction and start of operation of the Boguchanskaya HPP, and joint financing, construction, and operation of the Boguchansk Aluminium Plant. The total amount of funds to be spent on the project (including by the parties) will be not more than USD3,274,000,000. The value of property (cash) to be transferred by OAO RAO "UES of Russia" under the transaction will be USD190,000,000. The first phase of the Boguchanskaya HPP project and Boguchansk Aluminium Plant is scheduled to be completed in Q4 2009 (Board Minutes No. 224, dated 23 June 2006).

- Share Purchase Agreement between OAO RAO "UES of Russia" (as the Buyer) and OAO "Sangtuda HPP-1" (as the Seller) to purchase 2,383 shares in OAO "Sangtuda HPP-1" worth a total of TJS7,249,086. The transaction amount is RUB62,453,347. The Buyer may acquire a greater or lesser number of shares in Sangtuda HPP-1 depending on the TJS/RUB exchange rate published by the Russian Central Bank (Board Minutes No. 225, dated 28 July 2006).

- Contracts between OAO RAO "UES of Russia" (as the Principal) and OAO "UES Engineering Center" (as the Service Provider) to carry out works (preparation of an information memorandum on the fuel balance and quality of different fuels in 2005; analysis of the consumption of different fuels by power plants and boiler houses for the reporting year, by equipment categories; compilation of an electronic reference book "Technical and Economic Performance Indicators and Cost of Fuels by Type of Fuel (gas, fuel oil, coal)", taking into account the restructuring and reorganization underway at OAO RAO "UES of Russia". The fee payable to the Service Provider is RUB2,900,000 (inclusive of VAT) (Board Minutes No. 225, dated 28 July 2006).

- Services Agreement between OAO RAO "UES of Russia" (as the Principal) and ZAO "APBE" (as the Service Provider") to prepare a report on the theme "Feasibility study for the Project of large-scale electricity exports to China based on the analysis of the projected energy and capa-city balances in the power systems (IES) of Siberia and Far East of Russia for the period until 2020 and taking into account the influence of the Project on the cost and reliability of electricity generation and transmission in these energy systems. The fee payable to the Service Provider is RUB35,400,000 (inclusive of VAT) (Board Minutes No. 225, dated 28 July 2006).

- Contract between OAO RAO "UES of Russia" (as the Principal) and OAO "VTI" (as the Service Provider) to conduct an investment feasibility study and prepare technical documentation required for the creation of a pilot hybrid power unit using solid oxide fuel cells (SOFC) at VTI's experimental CHPP. The fee payable to the Service Provider is RUB2,900,000 (inclusive of VAT) (Board Minutes No. 226, dated 17 August 2006).

- Supplementary Agreement No. 1 to Services Contract No. 5/06, dated 03 April 2006 , between OAO RAO "UES of Russia" and OAO "ENIN" to develop the target vision (strategy) for the development of Russia's electricity industry for the period until 2030. The Supplementary Agreement identifies three phases of the Contract, and the other essential terms and conditions of the Contract remain unchanged (Board Minutes No. 226, dated 17 August 2006).

- Agreement to assign the rights and obligations under Investment Agreement No. №00-(I)002939(02), dated 22 May 1996, between OAO RAO "UES of Russia" and OAO "UES SOCDA" (Board Minutes No. 228, dated 19 September 2006).

- Contract between OAO RAO "UES of Russia" (as the Principal) and OAO "UES Engineering Center" (as the Service Provider) to produce a feasibility study for the construction and operation of the electric generation facility on the site of the Shchekinskaya TPP. The fee payable to the Service Provider is RUB3,000,000 (inclusive of VAT) (Board Minutes No. 228, dated 19 September 2006).

□ Partnership Agreement to carry out joint activities to design, construct, and commission power units No. 3 and No. 4 of the CHPP-27 of OAO "Mosenergo", unit No. 8 of the CHPP-26 of OAO "Mosenergo", and unit No. 11 of the CHPP-21 of OAO "Mosenergo", and other facilities (subject to prior written agreement of the partners), entered into by OAO "Mosenergo", OAO RAO "UES of Russia", and OAO "Gazprom" and/or its affiliates to be designated by OAO "Gazprom" in writing. OAO "Mosenergo" is to contribute not less than RUB37,000,000,000 and not more than RUB60,000,000,000 in cash; OAO RAO "UES of Russia" is to contribute RUB1,000 in cash; the Strategic Investor is to contribute RUB1,000 in cash (Board Minutes No. 234, dated 27 October 2006).

□ Supplementary Agreement to Agreement for Fiduciary Management of Shares in OAO "Kolskaya Energy Retail Company" No. 101/2-DU, dated 20 April 2006, between OAO RAO "UES of Russia" (as the Management Settlor) and OAO "TGC-1" (as the Fiduciary Manager). The Supplementary Agreement changes the method used to calculate the amount of the remuneration payable to the Fiduciary Manager for 2006 (Board Minutes No. 235, dated 20 November 2006).

□ Supplementary Agreement to Agreement for Fiduciary Management of Shares in OAO "Karelia Energy Retail Company" No. 101/1-DU, dated 20 April 2006, between OAO RAO "UES of Russia" (as the Management Settlor) and OAO "TGC-1" (as the Fiduciary Manager). The Supplementary Agreement changes the method used to calculate the amount of the remuneration payable to the Fiduciary Manager for 2006 (Board Minutes No. 235, dated 20 November 2006).

□ Supplementary Agreement to Agreement for Fiduciary Management of Shares in OAO "Petersburg Energy Retail Company" No. 101/3-DU, dated 20 April 2006, between OAO RAO "UES of Russia" (as the Management Settlor) and OAO "TGC-1" (as the Fiduciary Manager). The Supplementary Agreement changes the method used to calculate the amount of the remuneration payable to the Fiduciary Manager for 2006 (Board Minutes No. 235, dated 20 November 2006).

□ Supplementary Agreement to Agreement for Fiduciary Management of Shares in OAO "Perm Energy Retail Company" No. 109/1-DU, dated 20 April 2006, between OAO RAO "UES of Russia" (as the Management Settlor) and OAO "TGC-9" (as the Fiduciary Manager). The Supplementary Agreement changes the method used to calculate the amount of the remuneration payable to the Fiduciary Manager for 2006 (Board Minutes No. 235, dated 20 November 2006).

□ Supplementary Agreement to Agreement for Fiduciary Management of Shares in OAO "Sverdlovenergosbyt" No. 109/2-DU, dated 20 April 2006, between OAO RAO "UES of Russia" (as the Management Settlor) and OAO "TGC-9" (as the Fiduciary Manager). The Supplementary Agreement changes the method used to calculate the amount of the remuneration payable to the Fiduciary Manager for 2006 (Board Minutes No. 235, dated 20 November 2006).

□ Agreement for Fiduciary Management of Shares in OAO "Orenburgenergosbyt" between OAO RAO "UES of Russia" (as the Settlor of Fiduciary Management) and OAO "Volzh-skaya TGC" (as the Fiduciary Manager) for a term of one year after the creation of the parties' rights and obligations (Board Minutes No. 235, dated 20 November 2006).

□ Agency Agreement between OAO RAO "UES of Russia" (as the Agent) and OAO "WGC-3" (as the Principal) to arrange for the fixed assets revaluation under Russian Accounting Standards and assets valuation under IFRS. The fee payable to the Agent is 0.05 percent of the agreement amount (RUB3,327,500), inclusive of VAT (Board Minutes No. 237, dated 8 December 2006).

□ Agency Agreement between OAO RAO "UES of Russia" (as the Agent) and OAO "TGC-1" (as the Principal) to arrange for the fixed assets revaluation under Russian

Accounting Standards and assets valuation under IFRS. The fee payable to the Agent is 0.05 percent of the agreement amount (RUB2,395,200), inclusive of VAT (Board Minutes No. 237, dated 8 December 2006).

- Agency Agreement between OAO RAO "UES of Russia" (as the Agent) and OAO "TGC-9" (as the Principal) to arrange for the fixed assets revaluation under Russian Accounting Standards and assets valuation under IFRS. The fee payable to the Agent is 0.05 percent of the agreement amount (RUB2,963,200), inclusive of VAT (Board Minutes No. 237, dated 8 December 2006).

- Agency Agreement between OAO RAO "UES of Russia" (as the Agent) and OAO "Mosenergo" (as the Principal) to arrange for the fixed assets revaluation under Russian Accounting Standards and assets valuation under IFRS. The fee payable to the Agent is 0.05 percent of the agreement amount (RUB6,496,300), inclusive of VAT (Board Minutes No. 237, dated 8 December 2006).

- Agency Agreement between OAO RAO "UES of Russia" (as the Agent) and OAO "WGC-6" (as the Principal) to arrange for the fixed assets revaluation under Russian Accounting Standards and assets valuation under IFRS. The fee payable to the Agent is 0.05 percent of the agreement amount (RUB3,544,800), inclusive of VAT (Board Minutes No. 237, dated 8 December 2006).

- Supplementary Agreement to the Agreement for fiduciary management of shares in four Interregional Transmission Companies No. 1-78/05-12, dated 1 December 2005, between OAO RAO "UES of Russia" (as the Settlor of Fiduciary Management) and OAO "UES FGC" (as the Fiduciary Manager) to extend the term of the Agreement for six months (Board Minutes No. 235, dated 8 December 2006).

- Supplementary Agreement to the Agreement for fiduciary management of shares in OAO "Tyumen Energy Retail Company", dated 7 December 2005, between OAO RAO "UES of Russia" (as the Settlor of Fiduciary Management) and OAO "TGC-10" (as the Fiduciary Manager), to change the method used to calculate the amount of the remuneration payable to the Fiduciary Manager for 2006 (Board Minutes No. 238, dated 21 December 2006).

- Supplementary Agreement to the Agreement for fiduciary management of shares in OAO "Vladimir Energy Retail Company", dated 25 November 2005, between OAO RAO "UES of Russia" (as the Settlor of Fiduciary Management) and OAO "TGC-6" (as the Fiduciary Manager), to change the method used to calculate the amount of the remuneration payable to the Fiduciary Manager for 2006 (Board Minutes No. 238, dated 21 December 2006).

- Supplementary Agreement to the Agreement for fiduciary management of shares in OAO "Penza Energy Retail Company", dated 25 November 2005, between OAO RAO "UES of Russia" (as the Settlor of Fiduciary Management) and OAO "TGC-6" (as the Fiduciary Manager), to change the method used to calculate the amount of the remuneration payable to the Fiduciary Manager for 2006 (Board Minutes No. 238, dated 21 December 2006).

- Supplementary Agreement to the Agreement for fiduciary management of shares in OAO "Mordovia Energy Retail Company", dated 25 November 2005, between OAO RAO "UES of Russia" (as the Settlor of Fiduciary Management) and OAO "TGC-6" (as the Fiduciary Manager), to change the method used to calculate the amount of the remuneration payable to the Fiduciary Manager for 2006 (Board Minutes No. 238, dated 21 December 2006).

- Supplementary Agreement to the Agreement for fiduciary management of shares in OAO "Ivanovo Energy Retail Company", dated 25 November 2005, between OAO RAO "UES of Russia" (as the Settlor of Fiduciary Management) and OAO "TGC-6" (as the Fiduciary Manager), to change the method used to calculate the amount of the remuneration payable to the Fiduciary Manager for 2006 (Board Minutes No. 238, dated 21 December 2006).

COMPANY BYLAWS*

DOCUMENT NAME	KEY PROVISIONS
Regulation on the General Shareholder Meeting of OAO RAO "UES of Russia" (approved by the Annual General Meeting of shareholders of RAO "UES of Russia" held 28 June 2002, amended by the Annual General Meeting of shareholders of RAO "UES of Russia" held 30 May 2003)	The Regulation sets out the procedure for convocation, preparation, holding the General Shareholder Meeting of RAO "UES of Russia" and tallying the votes.
Regulation on the Board of Directors of OAO RAO "UES of Russia" (approved by the Annual General Meeting of shareholders of RAO "UES of Russia" held 28 June 2002, amended by the Annual General Meetings of shareholders of RAO "UES of Russia" held 30 May 2003 and 28 June 2006)	The Regulation sets out the functions and responsibilities of the Board of Directors of RAO "UES of Russia".
Regulation on Remuneration of Members of the Board of Directors of RAO "UES of Russia" for the Performance of their Duties and Reimbursement of their Expenses Relating to the Performance of their Functions as Board Members (approved by the Annual General Meeting of shareholders of RAO "UES of Russia" held 28 June 2002, amended by the Annual General Meetings of shareholders of RAO "UES of Russia" held 30 May 2003 and 29 June 2005)	The Regulation sets out the criteria and procedure for remuneration the members of the Board of Directors of RAO "UES of Russia".
Regulation on the Activities of the Auditing Commission of OAO RAO "UES of Russia" (approved by the Annual General Meeting of shareholders of RAO "UES of Russia" held 28 June 2002)	The Regulation sets out the functions and responsibilities of the Auditing Commission of the Company.
Regulation on Remuneration of Members of the Auditing Commission for the Performance of their Duties and Reimbursement of their Expenses Relating to Visits to the Company's Facilities (approved by the Annual General Meeting of shareholders of RAO "UES of Russia" held 28 June 2002, amended by the Annual General Meetings of shareholders of OAO RAO "UES of Russia" held 30 May 2003 and 28 June 2006)	The Regulation sets out the criteria and procedure for remuneration of the members of the Auditing Board of RAO "UES of Russia".
Dividend Calculation Methodology of RAO "UES of Russia" (approved by the Board of Directors of RAO "UES of Russia" on 25 April 2003 and 28 April 2003 (Board minutes No. 142)	The Methodology determines the criteria for the calculation of dividends for the reporting year to be paid by the Company to the holders of its preferred and ordinary shares.
Regulation on the Management Board of OAO RAO "UES of Russia" (approved by the Annual General Meeting of shareholders of RAO "UES of Russia" held 28 June 2002, amended by the Annual General Meetings of shareholders of OAO RAO "UES of Russia" held 28 June 2006)	The Regulation sets out the timing and procedure for convocation and holding meetings of the Management Board, the quorum requirements for such meetings, the procedure for resolutions by the Management Board and implementation controls.
Regulation on the Appraisal Committee under the Board of Directors of RAO "UES of Russia" (approved by the Board of Directors of RAO "UES of Russia" on 30 July 2004 (Board minutes No. 173)	The Regulation establishes the Committee functions, status, and the procedure for its activities.
Regulation on the Audit Committee under the Board of Directors of RAO "UES of Russia" (approved by the Board of Directors of RAO "UES of Russia" on 14 December 2005 (Board minutes No. 210)	The Regulation establishes the Committee functions, status, and the procedure for its activities.

*these documents are fully disclosed on the website of RAO "UES of Russia" in the Section "About the Company" > "Disclosure of Documents"

DOCUMENT NAME	KEY PROVISIONS
Regulation on the HR and Remunerations Committee under the Board of Directors of RAO "UES of Russia" (approved by the Board of Directors of OAO RAO "UES of Russia" on 26 April 2005 (Board minutes No. 194)	The Regulation establishes the Committee functions, status, and the procedure for its activities.
Regulation on the Strategy and Reform Committee under the Board of Directors of OAO RAO "UES of Russia" (approved by the Board of Directors of OAO RAO "UES of Russia" on 8 September 2001 (Board minutes No. 101)	The Regulation establishes the Committee functions, status, and the procedure for its activities.
Regulation on the Commission for Investments and Ensuring Fuel Deliveries Needed for Investment Projects under the Board of Directors of OAO RAO "UES of Russia" (approved by the Board of Directors of OAO RAO "UES of Russia" on 9 February 2007 (Board minutes No. 242)	The Regulation establishes the Committee functions, status, and the procedure for its activities.
Corporate Governance Code of RAO "UES of Russia" (approved by the Board of Directors of RAO "UES of Russia" on 26 May 2006 (Board minutes No. 222)	The Code is a set of corporate governance principles of RAO "UES of Russia" based on the Code of Corporate Conduct recommended by Russia's Federal Service for Financial Markets and the Company bylaws, which are complied with by the Company
Regulation on Internal Control Procedures of RAO "UES of Russia" (approved by the Board of Directors of RAO "UES of Russia" on 16 March 2006 (Board minutes No. 217)	The Regulation sets out the internal control rules for RAO "UES of Russia".
Regulation on Information Policy of OAO RAO "UES of Russia" (approved by the Board of Directors of RAO "UES of Russia" on 23 June 2006 (Board minutes No. 224)	The Regulation sets out the rules and principles of information disclosure, list of information and documents required to be disclosed to shareholders, creditors, and potential investors, as well as to securities industry members, government authorities and other stakeholders, and determines the manner and timeframes for such disclosures and filings.
Procedure for Declaration of Insider Deals in securities of OAO RAO "UES of Russia" and its SDCs by Persons with Access to Insider Information.	The Regulation imposes requirements on the persons who have access to insider information, and sets out the procedure by which such persons are to give notice of their transactions in the securities of the Company and its SDCs, the procedure for disclosure of information about the insider deals
Procedure for Interaction by OAO RAO "UES of Russia" with Business Companies Whose Shares (Ownership Interests) are Held by RAO "UES of Russia" (approved by the Board of Directors of OAO RAO "UES of Russia" on 21 April 2006 (Board minutes No. 220)	The Procedure governs the exercise by the Company of its rights as shareholder in respect of its subsidiaries and dependent companies which rights are evidenced by shares or ownership interests in order to ensure effective participation of Company representatives in general meetings of shareholders, meetings of the Boards of Directors and activities of the Auditing Commissions of its SDCs. The Procedure further defines the general conditions of corporate interaction between the Company and its SDCs along the lines described in the document, such as corporate planning, organization and control over corporate actions when SDCs' management bo-dies are to consider issues which require, under the Charter of RAO "UES of Russia", to determine the Company's stance on the issue.

MAJOR CORPORATE EVENTS IN 2006*

1 JANUARY
OAO "Volzhskaya Territorial Generation Company" (OAO "TGC-7") starts operations.

The generation companies established in the course of the energy sector reform start selling electricity on the wholesale market. The companies are granted the status of direct participants of the wholesale market.

13 JANUARY
RAO "UES of Russia" and OAO "Russian Railways" enter into an agreement on interaction and coordination of information exchange to prevent and eliminate emergencies which cause power supply disruption to the railway infrastructure.

27 JANUARY
RAO "UES of Russia" and Germany's Association of the Electrical Engineering and Electronics Industry sign a Memorandum of Understanding on cooperation in developing supplies of advanced electric and electronic equipment.

1 FEBRUARY
OAO "Kalmenergosbyt", a spin-off of OAO "Kalmenergo", starts operations.

3 FEBRUARY
The Board of Directors of RAO "UES of Russia" unanimously approves the Supplement "Territorial Generation Companies to be Established on the Basis of the Assets of RAO UES Holding Company" to the Company's Strategy Concept for Years 2003-2008 "5+5".

9 FEBRUARY
WGC-3 shares are admitted to trading on the trading floors of NP "RTS Stock Exchange" and OAO "RTS Stock Exchange".

14 FEBRUARY
OAO "WGC-3" shares start trading on the trading floor of ZAO "MICEX Stock Exchange.

OAO "Yuzhnoe Yakutskenergo", the subsidiary established as a result of spin-off of the Southern energy area of OAO "Yakutskenergo", completes its official registration. This step is part of the process to restructure the energy systems in the Far East of Russia.

26 FEBRUARY
The Board of Directors of RAO "UES of Russia" unanimously approves the Supplement "Generation Companies of the Wholesale Electricity Market" to the Company's Strategy Concept for Years 2003-2008 "5+5.

1 MARCH
The Global Finance Magazine releases its ranking of the "Best Companies in Russia", naming RAO "UES of Russia" the country's best electricity company for the year 2005.

2 MARCH
RAO "UES of Russia" and Hungary's MVM sign a Memorandum of Cooperation.

15 MARCH
RAO "UES of Russia" and the Russian Academy of Sciences sign a Cooperation Agreement, which covers joint actions by RAO "UES of Russia" and the Academy to create the scientific and technological groundwork for the development of the Unified Energy System of Russia.

Simulation trading is launched on the wholesale electricity market using a new trading model. It attracts over 150 participants, including about 100 subsidiaries of RAO "UES of Russia".

21 MARCH
RAO "UES of Russia" and China's State Power Grid Corp. sign Agreement on Feasibility Study for Sales of Russian Electricity to China.

29 MARCH
RAO "UES of Russia" approves the List of 19 top priority sites for generation projects to go on line across the Unified Energy System of Russia.

RAO "UES of Russia" and the Ministry of Foreign Affairs of Russia sign an Agreement on Cooperation.

31 MARCH

OAO "TGC-5" completes its reorganization, after OAO "Vyatskaya Electricity and Heat Company", OAO "Mari Regional Generation Company", OAO "Udmurt Territorial Generation Company", and OAO "Chuvash Generation Company" merge with and into OAO "TGC-5". OAO "TGC-5" is the first generation company to have completed the interregional consolidation.

The Board of Directors approves the Investment Programme of RAO "UES of Russia" for 2007.

1 APRIL

Official registration is granted to OAO "Samara Territorial Generation Company", OAO "Samara Distribution Company" and OAO "Samara Trunk Company", the companies spun off from the regional energo, OAO "Samaraenergo".

3 APRIL

OAO "WGC-5" completes its reorganization through merger of OAO "Konakovskaya TPP" and OAO "Nevinnomysskaya TPP" with and into WGC-5".

OAO "WGC-3" completes its reorganization through merger of OAO "Kostromskaya TPPK", OAO "Cherepetskaya TPP", OAO "Pechorskaya TPP", OAO "Yuzhnouralskaya TPP", OAO "Kharanorskaya TPP", and OAO "Gusinoozerskaya TPP" with and into WGC-3.

Official registration is granted to OAO "Saratov Territorial Generation Company", OAO "Saratov Distribution Company" and OAO "Samara Trunk Company", spun off from OAO "Saratovenergo", and to OAO "Ulyanovsk Territorial Generation Company", OAO "Ulyanovsk Distribution Company", spun off from OAO "Ulyanovskenergo".

5 APRIL

The Grozny 330 kV substation becomes operational in the Republic of Chechnya.

18 APRIL

RAO "UES of Russia" and OAO "UES SO-CDA" approve the List of five project sites for the construction of energy facilities under the Guaranteed Investment Mechanism.

21 APRIL

The Board of Directors of RAO "UES of Russia" approves the merger of two regional generation companies – OAO "Omsk Generation Company" and OAO "Tomskenergo" – with and into OAO "TGC-11".

The Board of Directors of RAO "UES of Russia" approves the sale of the Company's 47.36% stake in OAO "Yaroslavl Retail Company" through a public auction.

28 APRIL

OAO RAO "UES of Russia" is named a Laureate of IT Leader Awards 2006 in the category "Outstanding Contribution to IT Development in Russia".

The FSFM of Russia registers new share issues of OAO "TGC-9".

5 MAY

OAO "TGC-6" completes its reorganization, after the additional shares in OAO "TGC-6" are exchanged for shares in OAO "Nizhny Novgorod Generation Company", OAO "Ivanovo Generation Company", OAO "Penza Generation Company", OAO "Vladimir Generation Company", and OAO "Mordovia Heat Network Company".

12 MAY

The FSFM of Russia registers the new share issues of OAO "TGC-8".

20 MAY

The first MW power unit with a capacity of 180 MW of electricity and 260 Gcal/h of heat is brought on line at the Pravoberezhnaya CHPP in Saint Petersburg.

25 MAY

RAO "UES of Russia" and the Moscow City Government sign an Agreement on Cooperation in implementing top priority measures to construct and modernize electric power facilities in the city of Moscow.

26 MAY

The Board of Directors of RAO "UES of Russia" approves the resolution to complete the establishment of the final corporate structure of OAO "TGC-1" through the merger of OAO "Petersburg Generation Company", OAO "Kolskaya Generation Company", OAO "Karelenergogeneratsiya", and OAO "Apatitskaya CHPP" with OAO "TGC-1"; and later on, transfer of shares in OAO "Murmanskaya CHPP" as payment for additional shares in TGC-1.

The Board of Directors approves the merger of OAO "TGC-10" and OAO "Chelyabinsk Generation Company" with and into OAO "Tyumen Regional Generation Company", which is subsequently renamed OAO "TGC-10".

The Board of Directors approves the revised Corporate Governance Code of RAO "UES of Russia".

5 JUNE
OAO "WGC-2" and OAO "WGC-6" complete the exchange of their additional shares for shares in the AO-power plants held by RAO "UES of Russia" and minority shareholders.

8 JUNE
The MICEX Stock Exchange names RAO "UES of Russia" the Best Stock Issuer.

13 JUNE
RAO "UES of Russia" and the Italian electricity company ENEL sign a Memorandum of Cooperation.

23 JUNE
The Board of Directors of RAO "UES of Russia" approves a list of pilot projects to issue WGC and TGC additional shares intended to raise funds needed for the development of thermal generation facilities. The list includes OAO "WGC-3", OAO "WGC-4", OAO "WGC-5", OAO "Mosenergo", and OAO "TGC-9".

The Board of Directors of RAO "UES of Russia" approves the measures to complete the establishment of OAO "TGC-14", which comprises the generating assets of OAO "Buryatgeneratsiya" and OAO "Chita Generation Company".

The Board of Directors approves the revised Regulation on Information Policy of RAO "UES of Russia".

28 JUNE
RAO "UES of Russia" holds its Annual General Meeting. The shareholders approve the Annual Report, declare dividends, elect members of the Board of Directors, the Auditing Commission, and the Company Auditors, the acquisition of additional shares in OAO "HydroWGC" and OAO "UES FGC", adopt amendments and additions to the Company Charter and other bylaws.

29 JUNE
RAO UES subsidiaries OAO "Belgorodenergo" and OAO "Corporate Service Systems" are the first Russian energy companies to have obtained Certificates of Conformity of their Quality Management Systems to GOST R ISO 9001-2001 standard and international ISO 9001:2000 standard.

1 JULY
13 new companies spun off from OAO "Komienergo", OAO "Kubanenergo", OAO "Kuzbassenergo", and OAO "Kurganenergo" register with the state authorities.

OAO "WGC-4" completes reorganization after OAO "Bere-zovskaya TPP", OAO "Smolenskaya TPP", OAO "Shaturskaya TPP-5", OAO "Yaivinskaya TPP", and OAO "Surgutskaya TPP-2" merge with and into WGC-4.

6 JULY
RAO "UES of Russia" holds a public auction to sell its 47.36 percent stake in OAO "Yaroslavl Retail Company".

Official registration is granted to OAO "Altayenergosbyt" spun off from OAO "Altayenergo".

7 JULY
Shares in OAO "WGC-3" are included in the MICEX Quotation List "B".

11 JULY
Shares of OAO "WGC-5" are included in the Quotation List "B" of NP "RTS Stock Exchange".

12 JULY
Shares of OAO "TGC-6" start trading on the trading floor of ZAO "MICEX Stock Exchange".

Shares of OAO "TGC-4" are included in the Schedule of non-listed securities of ZAO "MICEX Stock Exchange".

14 JULY
Shares of OAO "WGC-4" are included in the Schedule of non-listed securities of OAO "RTS Stock Exchange".

17 JULY
Official registration is granted to OAO "Energy Industry Science and Technology Center". The company is established as a result of consolidation of the following leading scientific, research and development institutes of the electricity industry, OAO "VNIIE", OAO "NIC VVA", OAO "ROSEP", and OAO "SibNIIE".

Shares of OAO " WGC-2", OAO "TGC-5", and OAO "TGC-6" start trading on the trading floor of OAO "RTS Stock Exchange".

19 JULY
RAO "UES of Russia" holds a public auction to sell its 100% percent stake in OAO "Taymyrenergo".

Shares of OAO "WGC-5" start trading on the trading floor of OAO "RTS Stock Exchange".

Shares of OAO "WGC-5" start trading on the trading floor of ZAO "MICEX Stock Exchange".

20 JULY
Shares of OAO " WGC-2", OAO "TGC-5", and OAO "TGC-6" start trading on the trading floor of NP "RTS Stock Exchange".

Shares of OAO "WGC-5" start trading on the trading floor of ZAO "MICEX Stock Exchange".

The FSFM of Russia registers share placement reports of OAO "WGC-4".

27 JULY
The St.-Petersburg Government and RAO "UES of Russia" sign an Agreement on carrying out priority measures to build and modernize the electric power facilities in the Leningrad Energy System.

28 JULY
The Board of Directors approves the new share issue of OAO "WGC-5" in order to raise funds needed to develop the thermal generation.

The Board of Directors approves the final phase of establishment of OAO "Southern Generation Company TGC-8", which envisages the merger of OAO "Kuban Generation Company" with and into OAO "SGC TGC-8".

31 JULY
The Office of the Presidential Plenipotentiary in the Urals Federal District, the Tyumen Region Administration and Administration of the and Yamalo-Nenets Autonomous Okrug-Yugra, Administration of the Yamalo-Nenets Autonomous Okrug, RAO "UES of Russia" sign an Agreement on carrying out priority measures to build and modernize the electric power facilities in the Tyumen Energy System.

2 AUGUST
New shares of OAO "WGC-4" start trading on the trading floor of ZAO "MICEX Stock Exchange".

3 AUGUST
The Russian Government approves the Investment Programme 2007 of OAO RAO "UES of Russia".

4 AUGUST
Official registration is granted to OAO "Southern Grid Company".

7 AUGUST
RAO UES Management Board approves the RAO UES entities' Investment Programme for 2006-2010.

10 AUGUST
The FSFM of Russia registers the share placement reports filed by OAO "TGC-2".

15 AUGUST
Shares of OAO " WGC-6" and OAO "SGC TGC-8" start trading on the trading floors of NP "RTS Stock Exchange" and OAO "RTS Stock Exchange".

Shares of OAO "WGC-4" start trading on the trading floor of OAO "RTS Stock Exchange".

24 AUGUST
Share issues of OAO "WGC-6" are registered with the FSFM of Russia.

29 AUGUST
Additional shares of OAO "Southern Generation Company - TGC-8" start trading on the trading floor of ZAO "MICEX Stock Exchange".

30 AUGUST
The 500 kV "Zvezda" substation is put into operation in the Kostroma Region.

The Board of Directors of OAO RAO "UES of Russia" approves the restructuring plan for OAO "Tyvaenergo" according to the scenario different from the basic one.

The Board of Directors approves the new share issues by OAO "WGC-3", OAO "WGC-4", and OAO "TGC-9" to raise funds needed to develop thermal generation.

1 SEPTEMBER
Pursuant to the Resolution of the Government of the Russian Federation of 31 August 2006, the new liberalized model for the wholesale and retail electricity markets (NWREM) is launched.

Official registration is granted to four transmission (trunk grid) companies, OAO "Kuban Transmission Grids", OAO "Khabarovsk Transmission Grid Company", OAO "Yakutskaya Transmission Grid Company", and OAO "Amurskaya Transmission Grid Company".

5 SEPTEMBER
Official registration is granted to OAO "Primorskaya Trunk Grid Company" spun off from OAO "Dalenergo".

15 SEPTEMBER
OAO "TGC-4" completes consolidation of its subsidiaries—OAO "Bryansk Generation Company", OAO "Voronezh

Generation Company", OAO "Kaluga Generation Company", OAO "Kursk Generation Company", OAO "Lipetsk Generation Company", OAO "Oryol Generation Company", OAO "Priokskaya Territorial Generation Company", OAO "Ryazan Heat Supply Company", OAO "Smolensk Generation Company", OAO "Tambov Generation Company", and OAO "Heat Energy Company".

Shares of OAO " TGC-9" start trading on the trading floor of NP "RTS Stock Exchange" and OAO "RTS Stock Exchange".

22 SEPTEMBER
The first 146 MW power unit comes on line at the Irganayskaya HPP (Dagestan).

29 SEPTEMBER
The Board of Directors of RAO "UES of Russia" approved the "second tier" of projects to place additional shares in WGCs and TGCs in order to raise investments for the development of thermal generation facilities. The list of projects includes: OAO "WGC-1", OAO "WGC-2", OAO "WGC-6", OAO "TGC-1", OAO "TGC-4",OAO "TGC-5", OAO "Volzhskaya TGC" ("TGC-7"), OAO "Southern Generation Company TGC-8", OAO "TGC-10", OAO "Kuzbassenergo" ("TGC-12"), and OAO "TGC-14".

The Bard of Directors approves the new share issue by OAO "Mosenergo" (TGC-3) to raise funds needed to develop the thermal generation.

The Board of Directors approves the procedure for the reorganization of OAO "TGC-9" through merger of OAO "Komi Regional Generation Company" with and into TGC-9.

OAO "WGC-1" completes its reorganization through merger of its subsidiaries OAO "Nizhnevartovskaya TPP", OAO "Urengoiskaya TPP", OAO "Iriklinskaya TPP", OAO "Kirishskaya TPP", and OAO "Permskaya TPP".

OAO "WGC-2" completes its reorganization through merger of OAO "Pskovskaya TPP", OAO "Serovskaya TPP", OAO "Stavropolskaya TPP", OAO "Surgutskaya TPP-1", and OAO "Troitskaya TPP" with and into OAO "WGC-2".

OAO "WGC-6" completes reorganization through merger of its subsidiaries OAO "TPP-24" (GRES-24), OAO "Kirishskaya TPP", OAO "Ryazanskaya TPP", OAO "Novocherkasskaya TPP", OAO "Krasnoyarskaya TPP-2", OAO "Cherepovetskaya TPP" with and into OAO "WGC-6".

OAO "TGC-14" completes establishment of its final corporate structure after the merger of its subsidiaries, OAO "Buryatgeneratsiya" and OAO "Chita Generation Company".

1 OCTOBER
OAO "Altayenergosbyt", the retail spin off of OAO "Altayenergo", starts operations.

5 OCTOBER
RAO "UES of Russia" and the European electricity and heat generator "VGB PowerTech. e.V." sign a Memorandum on Cooperation in developing the market of bilateral contracts to supply products, services and technologies.

12 OCTOBER
RAO "UES of Russia", the Delovaya Rossiya Entrepreneurial Association ("Business Russia") and OPORA Rossii Association sign an Agreement on Joint Action to Address Key Issues in the Electricity Sector.

18 OCTOBER
Shares of OAO "TGC-2" start trading on the trading floor of OAO "RTS Stock Exchange".

24 OCTOBER
The Kamchatka Region Administration, RAO "UES of Russia", and OAO "FEEMC" sign an Agreement on cooperation in the development of the region's electricity sector and reducing its dependence on external fuel supplies.

25 OCTOBER
The FSFM of Russia registers the share issues of OAO "Tyvaenergosbyt", the retail spin-off of OAO "Tyvaenergo".

27 OCTOBER
The Board of Directors of RAO "UES of Russia" introduces a lock-up period of 180 days after the new share offering of OAO "WGC-5" for the sale of the 25% plus one share in OAO "WGC-5" held by RAO "UES of Russia".

The Board approves the merger of OAO "Nizhny Novgorod Generation Company", OAO "Penza Generation Company", OAO "Mordovia Generation Company", OAO "Mordovia Heat Network Company", OAO "Ivanovo Generation Company", and OAO "Vladimir Generation Company with and into OAO "TGC-6", which will bring the process to establish the TGC-6 target structure to completion.

30 OCTOBER
RAO "UES of Russia" and Germany's Association of the Electrical Engineering and Electronics Industry (ZVEI) sign a Memorandum on Cooperation in developing the market of bilateral supplies, standardization, and certification of energy equipment.

1 NOVEMBER
The reorganization of OAO "TGC-1" is completed after the merger of OAO "Petersburg Generation Company", OAO "Kolskaya Generation Company", OAO "Karelenergogeneratsiya", and OAO "Apatitskaya CHPP" with and into OAO "TGC-1".

15 NOVEMBER
Shares of OAO "TGC-5" are included in the Quotation List "B" of NP "RTS Stock Exchange".

20 NOVEMBER
The Moscow Region Administration and RAO "UES of Russia" sign an Agreement on cooperation in implementing capital investment projects to build and refurbish the electric power facilities in the Moscow Region.

23 NOVEMBER
RAO "UES of Russia" and Finland's Fortum sign a Memorandum of Understanding on the implementation of the Kyoto Protocol mechanisms in Russia.

29 NOVEMBER
The second generating unit of 450 MW is commissioned at the Severo-Zapadnaya CHPP in Saint Petersburg.

Shares of OAO "WGC-4" are included in the Quotation List "B" of NP "RTS Stock Exchange".

30 NOVEMBER
RAO "UES of Russia" is awarded a Medal and Diploma of the International Exhibition and Congress "Energy Saving 2006" "For environmental policy, innovation approach to the creation of the regulatory framework and the infrastructure needed to implement an environmental management and environmental audit system".

6 DECEMBER
The Extraordinary General Meeting of shareholders of RAO "UES of Russia" approves the spin-off of OAO "WGC-5" and OAO "TGC-5" from RAO "UES of Russia" in the course of the first phase of the Company's reorganization.

8 DECEMBER
The Board of Directors of RAO "UES of Russia" approves the revised Programme for the preparation and issuance of additional shares in OAO "TGC-5" intended to raise funds to finance the development of thermal generation.

The Board of Directors of RAO "UES of Russia" approves the final phase of establishment of OAO "SGC TGC-8" through the merger of OAO "Kuban Generation Company" with and into OAO "SGC TGC-8".

12 DECEMBER
The 750 kV "Bely Rast" substation is put into operation in the Moscow Region.

Chairman of the Management Board of RAO "UES of Russia" Anatoly Chubais is named the winner of the Russian Corporate Governance Leaders Awards in the category "Best Corporate Manager" for the third year running.

14 DECEMBER
The Sverdlovsk Region Administration and RAO "UES of Russia" sign an Agreement on Cooperation in implementing capital investment projects to build and refurbish electric power facilities in the region's energy system for the period until 2011.

16 DECEMBER
Phase 3 of the Zelenchukskaya HPP is put into operation in the Karachay-Cherkessia Republic.

18 DECEMBER
Unit 4 of the Khabarovskaya CHPP-3 comes on line.

25 DECEMBER
Power unit 2 is put into operation at the Chelyabinskaya CHPP-3.

The Chelyabinsk Region Administration and RAO "UES of Russia" sign an Agreement on Cooperation in implementing capital investment projects to build and refurbish the electric power facilities in the region's energy system for the period until 2011.

26 DECEMBER
The FSFM of Russia registers the new share issue of OAO "WGC-3".

27 DECEMBER
The Nizhny Novgorod Region Administration and RAO "UES of Russia" sign an Agreement on Cooperation in implementing capital investment projects to build and refurbish the electric power facilities in the region's energy system for the period until 2012.

Shares of OAO "TGC-1" start trading on the trading floor of OAO "RTS Stock Exchange".

*all company news and corporate events can be found at RAO "UES of Russia" web-site in the section "Company News"

GLOSSARY

ABBREVIATIONS	
ATS	Non-Profit Partnership "Administrator of the Trading System of the UES Wholesale Electricity Market" (NP "ATS")
AWP	Autumn-winter period
CCGT	Combined-cycle gas turbine
CHPP	Combined heat and power plant
FTS	Russian Federation Federal Tariffs Service
GC	Regional Grid Company
GeoTPP	Geothermal power plant
GTU (GTPP)	Gas turbine unit (gas-turbine power plant)
HPP	Hydroelectric power plant
HV line	High-voltage transmission line
IDA	Integrated Dispatch Administration
IDC	Interregional Distribution Company
IES	Integrated Energy System
IGM	Investment Guarantee Mechanism
ITC	Interregional Transmission Company
KPI	Key performance indicators
NP	Not-for-profit Partnership
NPP	Nuclear power plant
OAO "FGC"	OAO "Federal Grid Company of the Unified Energy System"

ABBREVIATIONS

OAO "UES SO-CDA"	OAO "System Operator-Central Dispatch Administration of the Unified Energy System"
ord.	Ordinary shares
PTL	Power transmission line
pref.	Preferred shares
RDA	Regional Dispatch Administration
REC	Regional Energy Commission
Regional Energo	Open joint-stock regional power and electrification company
RGC	Regional Generation Company
SDCs	Subsidiaries and Dependent Companies of OAO RAO "UES of Russia"
STC	Science and Technology Center
TC	Transmission (trunk grid) company
TGC	Territorial Generation Company
TPP	Thermal power plant
UES of Russia	Unified Energy System of Russia
WEM	Wholesale Electricity Market
WEM FTS	Competitive (free trading) segment of the Wholesale Electricity Market
WEM RS	Regulated segment of the Wholesale Electricity Market
WGC	Wholesale Generation Company

TERMS	
Backbone transmission lines	A power transmission line with the highest voltage which ensures the required reliability and robustness of the energy system as a whole
Balancing market	Segment of the wholesale electricity market where deviations between the actual and scheduled electricity demand/supply are traded.
Completion of reorganization	A company is deemed to be reorganized upon state registration of the newly established legal entities (except for reorganization through merger). If a company merges with another company, the former is deemed reorganized with effect from the date on which an entry is made in the Unified State Register of Legal Entities regarding termination of the merged company.
Cross-subsidization, cross-subsidies	Setting energy tariffs (rates) below the economically efficient level for one group of consumers (subsidized consumers) owing to higher tariffs (rates) set for other consumer groups (subsidizing consumers).
Deviations segment	A system of relationships among wholesale market participants relating to electricity trading within the range of deviations in actual hourly generation/consumption of electricity from the planned hourly generation/ consumption.
Distribution Company, DC	An open joint-stock company established as a result of regional energos' restructuring on the basis of power grid assets which do not belong to the Unified National (All-Russia) Energy Grid.
Energy R&M/services company	An enterprise whose core business is providing research and development services, repairs and maintenance of equipment, buildings and structures used in the generation, transmission, dispatching, distribution, and retailing of electricity and heat.
Free trading segment	A segment of the wholesale market where part of electricity is traded at free (unregulated) prices through bilateral purchase/sale contracts and through selection of price offers submitted by buyers and sellers.
Interregional Company	A company to be created through consolidation of grid or generation companies established in the course of the electricity industry reform in the Russian Federation after the regional energos' restructuring.
Interregional Distribution Company, IDC	An open joint-stock company to be created on a territorial basis to manage DCs.
Interregional Transmission Company, ITC	An open joint-stock company established pursuant to Order of the Russian Federation Government No. 1939-r of 29 December 2003 and Resolution of the Board of Directors of OAO RAO "UES of Russia" (Minute No. 125 dated 15 August 2002).
Price translation	Settlement of retail electricity market trades at unregulated prices determined based on the existing wholesale electricity prices.
Regional Generation Company, RGC	An open joint-stock company established as a result of a regional energo's restructuring on the basis of generating assets not transferred to TGCs
Regulated sector of the wholesale electricity (capacity) market	A segment of the wholesale market where part of electricity and capacity is traded based at the rates set by the federal authority for regulation of natural monopolies according to the Federal Law "On State Regulation of Electricity and Heat Tariffs in the Russian Federation"

TERMS	
Retail Heat Market	The marketplace for heat (heat capacity) bringing together energy retailers and consumers.
Subscription fee	The fee charged for the services relating to the operation and development of the Unified Energy System of Russia
Target structure of the electricity industry	The corporate structure of the electricity industry upon completion of key restructuring (i.e. creation of all companies and their separation from OAO RAO "UES of Russia", including measures to guarantee direct ownership of RAO UES shareholders in spin-off companies, increasing the state's interest in OAO "UES FGC" and OAO "UES SO-CDA" to meet the requirements of the Russian law, reduction of the state's interest in generation companies (except for hydroppower and nuclear power plants), and ensuring that most generation companies are independent of each other.
Territorial Generation Company, TGC	An open joint-stock company being established in the course of interregional integration of regional energos' generating assets (regional generation companies), except for the generating assets to be transferred to WGCs.
Transmission (trunk grid) company, TC	An open joint-stock company established as a result of a reorganization of a regional energo involving the transfer of the regional energo's power grid facilities related to the Unified National (All-Russia) Energy Grid.
Unified Energy System of Russia, UES of Russia	All generation facilities and other property relating to generation (including co-generation of electricity and heat) and transmission of electricity in an environment of centralized dispatching.
Unified National (All-Russia) Energy Grid, UNEG	The system of power grids and other grid infrastructure facilities owned or otherwise held (as provided by the applicable Russian laws) by electricity industry entities and ensuring reliable power to customers, supporting the operation of the wholesale electricity market, and synchronous operation of Russia's energy system with those of other countries
Wholesale Generation Company, WGC	The generation company created on the basis of power plants pursuant to the Guidelines for Reforming the Electric Power Industry adopted by Resolution of the Russian Federation Government No. 526 of 11 July 2001, Order of the Russian Federation Government No. 1254-r of 01 September 2003 (as amended by Order of the Russian Federation Government No. 367-r of 25 October 2004)
Wholesale Electricity (Capacity) Market, WECM	The marketplace for a special commodity, i.e. electricity (capacity), within the Unified Energy System of Russia, which is part of Russia's common economic space. The market participants are large electricity generators and customers that have the status of wholesale market participants. Market participants operate under the Wholesale Market Rules adopted by the Russian Federation Government pursuant to the Federal Law "On Electric Power Industry". The eligibility criteria for including electricity generators and consumers to the category of major generators or major consumers are set by the Government of the Russian Federation.

EDITORIAL ASSUMPTIONS IN THE ANNUAL REPORT

TERM	POSSIBLE WORDING
SDCs of OAO RAO "UES of Russia"	SDCs of RAO "UES of Russia" Energy entities of the Holding Company Holding Company's enterprises Undertakings of the Holding Company Subsidiaries of RAO "UES of Russia"
Management Board of RAO "UES of Russia"	Management Board of RAO "UES of Russia"
Board of Directors of OAO RAO "UES of Russia"	Board of Directors of RAO "UES of Russia"
Charter of OAO RAO "UES of Russia"	Charter of RAO "UES of Russia", Charter
OAO RAO "UES of Russia"	Parent Company Company Head Company

UNITS OF MEASUREMENT

Gcal	Gigacalorie	Unit of heat energy
Gcal/h	Gigacalorie/hour	Unit of heat power
Hz	Hertz	Unit of frequency of the alternating electric current
kV	Kilovolt	Unit of electric potential
kVA	Kilovolt-Ampere	Unit of electrical load used in power engineering.
kWh	Kilowatt-hour	Unit of measurement of electric energy generated
kW	kilowatt	Unit of electric power
MW	megawatt	Unit of electric power
t/h	tonnes per hour	Unit of steam output
tce		Tonne of coal equivalent

CONTACT INFO

Russian Power and Electrification Open Joint-Stock Company "UES of Russia" (RAO "UES of Russia"):
Legal Address: 119526 Moscow, prospekt Verdnadskogo 101, bldg. 3
Mailing Address: 119526 Moscow, prospekt Verdnadskogo 101, bldg. 3
www.rao-ees.ru

Corporate Governance and Shareholder Relations Department of the Corporate Center, RAO "UES of Russia":
Shareholder Hotline
Mon-Fri, 13:00-16:00
Tel.:+7 (495) 620-16-09
e-mail: ir@rao.elektra.ru

COMPANY AUDITORS:

ZAO "PricewaterhouseCoopers Audit"
Address: 115054 Moscow, Kosmodamianskaya naberezhnaya 52, bldg. 5
Tel. +7 (495) 967-60-00
FAX: +7 (495) 967-60-01
www.pwc.com

DEPOSITARY BANKS:

Deutsche Bank Trust Company Americas (ADR)
4 Albany Street, New York, USA
www.db.com

Bank of New York (GDR)
620 Avenue of the Americas, New York, 10011
www.bankofny.com

REGISTRAR:

ZAO "STATUS Registration Company"
Address: 109544, Moscow, ul. Dobrovolcheskaya 1/64
Tel.: +7 (495) 974-83-50, (495) 632-72-56
www.rostatus.ru

REGISTRAR BRANCHES:

Voronezh Branch:
Voronezh, ul. Feoktistova 6
Tel.: +7 (4732) 53-13-54

Magnitogorsk Branch:
Magnitogorsk, ul. Zavenyagina 9

Tel.: +7 (3519) 25-60-22

Samara Branch:
Samara, ul. Galaktionovskaya 132, bldg. 412
Tel.: +7 (846) 332-41-77

Alekseyevka Branch:
Belgorod Region, Alekseyevka, ul. Frunze 2a
Tel.: +7 (47234) 3-25-18

Kemerovo Branch:
Kemerovo, pr. Sovetsky 27, Office 405
Tel.: +7 (3842) 49-60-64

Oryol Branch:
Oryol, ul. Oktyabrskaya 35, Office 613
tel.: +7 (4862) 47-57-70

Krasnodar Branch:
Krasnodar, ul. Krasnoarmeyskaya 30/1, Office 902
Tel.: +7 (861) 274-88-85

Kaluga Branch:
Kaluga, ul. Saltykova-Shchedrina 23, Office 3
Tel.: +7 (484) 256-43-06

St. Petersburg Branch:
St. Petersburg, Vasilyevsky Island, 4-liniya, 13, Liter A, Room 4-N
Tel.: +7 (812) 703-56-63

LIST OF SBERBANK BRANCHES ACTING AS RE-REGISTRATION AGENTS FOR SHARES OF OAO RAO "UES OF RUSSIA"

As a measure to provide ownership registration services to the shareholders in OAO RAO "UES of Russia" residing in different regions of the Russian Federation, the Company's Registrar, ZAO "STATUS Registration Company", entered into a re-registration agency agreement with the Savings Bank of Russia (Sberbank). Under the agreement, over 300 Sberbank branches will act as drop agents to take instructions on behalf of the Registrar for entries to be made on the share register of OAO RAO "UES of Russia".

You may contact the Sberbank Branches listed below for all matters relating to re-registrations of securities and obtaining account statements and extracts from the share register.

BRANCH NAME	POSTAL CODE	CONSTITUENT ENTITY OF RUSSIA	ADDRESS		
			CITY/TOWN	STREET NUMBER	TELEPHONE NUMBER
Altay Head Office of Sberbank	656038	Altay Kray	Barnaul	Komsomolsky prospekt, 106A	+7(3852) 39-94-90
Tsentralno-Chernozemny Head Office of Sberbank	394006	Voronezh Region	Voronezh	ul. 9-Yanvarya, 28	+7(4732) 72-72-57
Belgorod Branch No.8592	308600	Belgorod Region	Belgorod	prospekt Lenina, 52	+7(4722) 32-69-39
Lipetsk Branch No.8593	398600	Lipetsk Region	Lipetsk	ul. Pervomayskaya, 2	+7(4742) 42-17-10
Tambov Branch No.8594	392036	Tambov Region	Tambov	ul. K. Marksa, 130	+7(4752) 79-05-34
Oryol Branch No.8595	302028	Oryol Region	Oryol	ul. Brestskaya, 8	+7(4862) 77-72-63
Kursk Branch No.8596	305004	Kursk Region	Kursk	ul. Lenina, 67	+7(4712) 55-77-29
Urals Head Office of Sberbank	620014	Sverdlovsk Region	Ekaterinburg	ul. Moskovskaya, 11	+7(3432) 69-52-04
Chelyabinsk Branch of Sberbank No.8597	454048	Chelyabinsk Region	Chelyabinsk	ul. Entuziastov, 9A	+7(3512) 67-14-23
Bashkir Branch of Sberbank No.8598	450059	Bashkortostan Republic	Ufa	ul. Richarda Zorge, 5	+7(3472) 24-65-45
Kurgan Branch of Sberbank No.8599	640022	Kurgan Region	Kurgan	ul. Gogolya, 98	+7(3522) 48-96-88
Baykal Head Office of Sberbank	664047	Irkutsk Region	Irkutsk	ul. Deputatskaya, 32	+7(3952) 25-41-57
Kirensk Branch of Sberbank No.687	666710	Irkutsk Region	Kirensk	ul. Kommunisticheskaya, 2	+7(39568) 2-16-08
Nizhneudinsk Branch of Sberbank No.2406	665110	Irkutsk Region	Nizhneudinsk	ul. Oktyabrskaya, 68	+7(39517) 7-15-14
Bodaybo Branch of Sberbank No.587	666904	Irkutsk Region	Bodaybo	ul. Uritskogo, 32	+7(3952) 25-69-51
Tayshetsk Branch of Sberbank No.2410	665008	Irkutsk Region	Tayshet	ul. Gagarina, 94	+7(39563) 2-04-33
Bratsk Branch of Sberbank No.2413	665708	Irkutsk Region	Bratsk	ul. Lenina, 7	+7(3953) 43-48-31
Nizhne-Ilimsk Branch of Sberbank No.2419	665653	Irkutsk Region	Zheleznogorsk-Ilimsky	Kvartal 6, 9	+7(39566) 3-29-40
Tulun Branch of Sberbank No.2420	665210	Irkutsk Region	Tulun	ul. Lenina, 5	+7(39530) 2-29-61
Usolskoe Branch of Sberbank No.2421	665470	Irkutsk Region	Usolye-Sibirskoe	ul. Ordzhonikidze, 31	+7(39543) 6-32-34

BRANCH NAME	POSTAL CODE	CONSTITUENT ENTITY OF RUSSIA	ADDRESS CITY/TOWN	STREET NAME	TELEPHONE NUMBER
Cheremkhovo Branch of Sberbank No.2423	665413	Irkutsk Region	Cheremkhovo	ul. Nekrasova, 17	+7(39546) 5-24-94
Ust-Kut Branch of Sberbank No.2425	665780	Irkutsk Region	Ust-Kut	ul. Kirova, 21A	+7(39565) 5-19-28
Slyudyanka Branch of Sberbank No.2444	665900	Irkutsk Region	Slyudyanka	ul. Parizhskoy Kommuny, 7	+7(39544) 5-16-43
Angarskoe Branch of Sberbank No.7690	665835	Irkutsk Region	Angarsk	Mikrorayon 7, 25	+7(3951) 50-45-19
Ust-Ilimsk Branch of Sberbank No.7966	666686	Irkutsk Region	Ust-Ilimsk	prospekt Mira, 70	+7(39535) 9-00-14
Shelekhov Branch of Sberbank No.7990	666020	Irkutsk Region	Shelekhov	Kvartal 8, 16	+7(39510) 4-00-76
City Branch of Sberbank No.8586	664007	Irkutsk Region	Irkutsk	ul. Dekabrskikh Sobyty, 23A	+7(3952) 25-76-65
Zakamensk Branch of Sberbank No.2433	671930	Burya Republic	Zakamensk	ul. Lenina, 25	+7(30137) 4-50-91
Selenginskoe Branch of Sberbank No.2434	671280	Burya Republic	Gusinoozersk	ul. Klyuchevskaya, 26	+7(30145) 4-59-24
Buryat Branch of Sberbank No.8601	670031	Burya Republic	Ulan-Ude	ul. Tereshkovoy, 3B	+7(3012) 28-50-44
Kyakhta Branch of Sberbank No.2439	671830	Burya Republic	Kyakhta	ul. Lenina, 52	+7(30142) 9-21-78
Buryat Branch of Sberbank No.8601	670031	Burya Republic	Ulan-Ude	ul. Tereshkovoy, 3B	+7(3012) 28-50-44
Nerchinsk Branch of Sberbank No.4171	673400	Chita Region	Nerchinsk	ul. Sovetskaya, 26	+7(30242) 4-11-99
Chernyshevsk Branch of Sberbank No.4175	673460	Chita Region	Chernyshevsk	ul. Tsentralnaya, 23	+7(30265) 2-23-73
Borzya Branch of Sberbank No.4178	674600	Chita Region	Borzya	ul. Pushkina, 17	+7(30233) 3-16-53
Chita Branch of Sberbank No.8600	672010	Chita Region	Chita	ul. Imeni Poliny Osipenko, 40	+7(3022) 33-60-29
Shilka Branch of Sberbank No.4181	673370	Chita Region	Shilka	ul. Lenina, 31	+7(30244) 2-25-69
Petrovsk-Zabaykalsky Branch of Sberbank No.4190	673005	Chita Region	Petrovsk-Zabaykalsky	ul. Sportivnaya, 25	+7(30236) 2-15-70
Baley Branch of Sberbank No.4219	673450	Chita Region	Baley	ul. Sovetskaya, 42	+7(30232) 5-16-38
Krasnokamensk Branch of Sberbank No.8005	674670	Chita Region	Krasnokamensk	prospekt Stroiteley	+7(30245) 2-86-80
Khilok Branch of Sberbank No.8091	673200	Chita Region	Khilok	ul. Lenina, 10	+7(30237) 2-16-60
East Siberia Head Office of Sberbank	660028	Krasnoyarsk Kray	Krasnoyarsk	prospekt Svobodny, 46	+7(3912) 59-80-55
Abakan Branch No.8602	655017	Republic of Khakassia	Abakan	ul. Pushkina, 165	+7(39022) 5-94-11
Kyzyl Branch No.8591	667000	Republic of Tyva	Kyzyl	ul. Kochetova, 34A	+7(39422) 3-59-33
Severo-Vostochny Head Office of Sberbank	685000	Magadan Region	Magadan	ul. Pushkina, 11/11	+7(4132) 23-08-57
Susuman Branch of Sberbank No.7249	686314	Magadan Region	Susuman	ul. Bilibina, 3	+7(245) 2-16-53
Chaunskoe Branch of Sberbank No.7253	689400	Chukotka Autonomous Okrug	Pevek	ul. Kuvaeva, 49	+7(42737) 4-19-30

BRANCH NAME	POSTAL CODE	CONSTITUENT ENTITY OF RUSSIA	CITY/TOWN	ADDRESS STREET NAME	TELEPHONE NUMBER
Bilibino Branch of Sberbank No.7820	689450	Chukotka Autonomous Okrug	Bilibino	Mikrorayon Vostochny, 1, bldg. 4	+7(42738) 2-45-14
Chukotka Branch of Sberbank No.8557	689000	Chukotka Autonomous Okrug	Anadyr	ul. Beringa, 6	+7(42722) 2-17-01
Aldanskoe Branch of Sberbank No.1049	678900	Sakha (Yakutia) Republic, Aldansky Ulus	Aldan	ul. Lenina, 9	+7(41145) 3-69-03
Srednekolymskoe Branch of Sberbank No.5034	678790	Sakha (Yakutia) Republic, Srednekolymsky Ulus	Srednekolymsk	ul. Yaroslavskogo, 26	+7(41156) 4-14-91
Yakutsk Branch of Sberbank No.8603	677027	Sakha (Yakutia) Republic	Yakutsk	ul. Oktyabrskaya, 17	+7(4112) 42-08-13
Vilyuysk Branch of Sberbank No.5037	678200	Sakha (Yakutia) Republic, Vilyuisky Ulus	Vilyuysk	ul. Oktyabrskaya, 7	+7(41132) 4-13-70
Nyurba Branch of Sberbank No.5038	678450	Sakha (Yakutia) Republic, Nyurbinsky Ulus	Nyurba	ul. Lenina, 32/2	+7(41134) 2-24-87
Khangalasskoe Branch of Sberbank No.5043	678000	Sakha (Yakutia) Republic, Khangalassky Ulus	Pokrovsk	ul. Ordzhonikidze, 14	+7(41144) 4-37-87
Olekminsk Branch of Sberbank No.5044	678100	Sakha (Yakutia) Republic, Olekminsky Ulus	Olekminsk	ul. Molodezhnaya, 10	+7(41138) 4-17-87
Lensk ranch of Sberbank No.5045	678144	Sakha (Yakutia) Republic, Lensky Ulus	Lensk	ul. Lenina, 66	+7(41137) 4-11-27
Mirny Branch of Sberbank No.7800	678170	Sakha (Yakutia) Republic, Mirninsky Ulus	Mirny	ul. Komsomolskaya,13	+7(41136) 4-20-93
Neryungri Branch of Sberbank No.8155	678965	Sakha (Yakutia) Republic, Neryungrinsky District	Neryungri	ul. K. Marksa, 9	+7(41147) 4-69-80
Kamchatsk Branch of Sberbank No.8556	683031	Kamchatskaya Region	Petropavlovsk-Kamchatsky	ul. Lukashevskogo, 2	+7(4152) 11-06-50
Kamchatsk Branch of Sberbank No.4196	684415	Kamchatskaya Region	Ust-Kamchatsk	ul. 60 let Oktyabrya, 29	+7(41534) 2-05-78
Srednerussky Head Office of Sberbank	109544	Moscow	Moscow	ul. Bolshaya Andronyevskaya, 8	+7(495) 785-45-10
Tula Branch of Sberbank No.8604	300000	Tula Region	Tula	Pl. Chelyuskintsev, 1	+7(4872) 32-88-39
Bryansk Branch of Sberbank No.8605	241011	Bryansk Region	Bryansk	prospekt Lenina, 10B	+7(4832) 66-06-92
Ryazan Branch of Sberbank No.8606	390000	Ryazan Region	Ryazan	ul. Pozhalostina, 19	+7(4912) 21-59-53
Tver Branch of Sberbank No.8607	170000	Tver Region	Tver	ul. Trekhsvyatskaya, 8	+7(4822) 49-09-53
Kaluga Branch of Sberbank No.8608	248003	Kaluga Region	Kaluga	ul. M. Gorkogo, 63	+7(4842) 79-79-71

BRANCH NAME	POSTAL CODE	CONSTITUENT ENTITY OF RUSSIA	ADDRESS		
			CITY/TOWN	STREET NAME	TELEPHONE NUMBER
Smolensk Branch of Sberbank No.8609	214025	Smolensk Region	Smolensk	ul. Polka Normandi-ya-Neman, 23	+7(4812) 38-12-60
Volgo-Vyatsky Head Office of Sberbank	603005	Nizhny Novgo-rod Region	Nizhny Novgorod	ul. Oktyabrskaya, 35	+7(8312) 17-98-61
Kirov Branch of Sberbank No.8612	610000	Kirov Region	Kirov	ul. Derendyaeva, 25	+7(8332) 65-13-22
Bank Tatarstan Branch of Sberbank No.8610	420012	Tatarstan Republic	Kazan	ul. Butlerova, 44	+7(8432) 64-61-00
Mary El Branch of Sberbank No.8614	424000	Mari El Republic	Yoshkar-Ola	ul. Pushkina, 30	+7(8362) 68-42-31
Vladimire Branch of Sberbank No.8611	600015	Vladimir Region	Vladimir	prospekt Lenina, 36	+7(4922) 24-06-26
Mordovia Branch of Sberbank No.8589	430033	Republic of Mordovia	Saransk	prospekt 70 let Oktyabrya, 86	+7(8342) 29-58-25
Chuvash Branch of Sberbank No.8613	428000	Chuvash Republic	Cheboksary	prospekt Moskovsky, 3	+7(8352) 42-09-69
Siberia Head Office of Sberbank	630091	Novosibirsk Region	Novosibirsk	prospekt Krasny, 46	+7(3832) 69-84-61
Kemerovo Branch of Sberbank No.8615	650066	Kemerovo Region	Kemerovo	prospekt Oktyabrsky, 53	+7(3842) 35-17-37
Tomsk Branch of Sberbank No.8616	634061	Tomsk Region	Tomsk	prospekt Frunze, 90/1	+7(3822) 26-13-99
West Urals Head Office of Sberbank	614990	Perm Region	Perm	ul. Ordzhonikidze, 4	+7(3422) 10-26-33
Komi Branch No.8617	167981	Komi Republic	Syktyvkar	GSP-1, ul. Sovetskaya, 18	+7(8212) 21-68-57
Udmurt Branch No.8618	426057	Udmurt Re-public	Izhevsk	ul. Krasnaya, 105	+7(3412) 48-95-39
Adygei Branch of Sberbank No.8620	385011	Adygei Republic	Maykop	ul. Dimitrova, 4/2	+7(87725) 3-93-00
Rostov Branch No.5221	344 082	Rostov Region	Rostov-na-Donu	Per. Bratsky, 41	+7(863) 267-35-52
South-West Head Office of Sberbank	344006	Rostov Region	Rostov-na-Donu	ul. Pushkinskaya, 116	+7(8632) 67-07-59
Millerovo Branch No.275	346130	Rostov Region	Millerovo	Per. Gazetny, 5A	+7(215) 3-07-67
Salskoe Branch of Sberbank No.0625	347630	Rostov Region	Salsk	ul. Kirova, 5	+7(86372) 3-24-99
Taganrog Branch of Sberbank No.1548	347900	Rostov Region	Taganrog	ul. Petrovskaya, 74	+7(8634) 61-36-86
Novocherkassk Branch of Sberbank No.1799	346429	Rostov Region	Novocher-kassk	pr. Platovsky, 59B	+7(86352) 2-18-05
Novocherkassk Branch of Sberbank No.1799	346700	Rostov Region	Aksay	ul. Dzerzhinskogo, 1D	+7(250) 5-81-82
Kamensk Branch of Sberbank No.1801	347800	Rostov Region	Kamenk-Shakhtinsky	ul. Lenina, 49	+7(265) 7-38-13
M-Kurganskoe Branch of Sberbank No.1820	346970	Rostov Region	M-Kurgan	ul. Pobedy, 9	+7(86341) 3-21-40
Zernogradskoe Branch of Sberbank No.1824	347740	Rostov Region	Zernograd	ul. Lenina, 2	+7(8259) 3-28-02

BRANCH NAME	POSTAL CODE	CONSTITUENT ENTITY OF RUSSIA	ADDRESS CITY/TOWN	STREET NAME	TELEPHONE NUMBER
Morozovskoe Branch of Sberbank No.1835	347210	Rostov Region	Morozovsk	ul. Podtelkova, 27	+7(86314) 4-12-84
Bataysk Branch of Sberbank No.5154	346880	Rostov Region	Bataysk	ul. Rabochaya, 77	+7(254) 2-21-59
Bataysk Branch of Sberbank No.5154/026	346780	Rostov Region	Azov	ul. Leningradskaya, 61	+7(242) 4-48-58
Rodionovo-Nesvetayskoe Branch of Sberbank No.5190	346918	Rostov Region	Novo-shakhtinsk	ul. Sadovaya, 34	+7(86369) 2-27-02
Rodionovo-Nesvetayskoe Branch of Sberbank No.5190	346580	Rostov Region	Sloboda Rodionovo-Nesvetayskaya	ul. Pushkinskaya, 33	+7(86340) 3-11-89
Rodionovo-Nesvetayskoe Branch of Sberbank No.5190	346350	Rostov Region	Krasny Sulin	ul. Zavodskaya, 1	+7(86367) 5-32-33
Rodionovo-Nesvetayskoe Branch of Sberbank No.5190	347879	Rostov Region	Gukovo	ul. Shakhterskaya, 72	+7(86361) 3-21-90
Donetsk Branch of Sberbank No.7749	346330	Rostov Region	Donetsk	ul. Gorkogo, 60	+7(86368) 2-31-36
Volgodonsk Branch of Sberbank No.7931	347360	Rostov Region	Volgodonsk	ul. Koshevogo, 2	+7(86392) 3-38-82
Volgodonsk Branch of Sberbank No.7931	347320	Rostov Region	Tsimlyansk	ul. Lenina, 31/30	+7(86392) 6-21-30
Belaya Kalitva Branch of Sberbank No.8273	347040	Rostov Region	Belaya Kalitva	ul. Petrova, 48	+7(86313) 2-64-39
Krasnodar Branch of Sberbank No.8619	350000	Krasnodar Kray	Krasnodar	ul. Gimnazicheskaya, 65	+7(8612) 19-02-33
Novorossysk Branch of Sberbank No.68	353900	Krasnodar Kray	Novorossysk	ul. Sovetov, 14	+7(8617) 60-75-62
Kurganinsk Branch of Sberbank No.1584	352430	Krasnodar Kray	Kurganinsk	ul. Komsomolskaya, 79	+7(86147) 2-31-21
Eysk Branch of Sberbank No.1798	353680	Krasnodar Kray	Eysk	ul. B. Khmelnitskogo, 86	+7(86132) 7-05-65
Kropotkinskoe Branch of Sberbank No.1586	352380	Krasnodar Kray	Kropotkin	ul. Krasnaya, 144	+7(86138) 6-17-12
Tikhoretsk Branch of Sberbank No.1802	352120	Krasnodar Kray	Tikhoretsk	ul. Oktyabrskaya, 22A	+7(86196) 7-05-14
Temryuk Branch of Sberbank No.1803	353500	Krasnodar Kray	Temryuk	ul. Oktyabrskaya, 137, bldg. 1	+7(86148) 5-37-23
Anapa Branch of Sberbank No.1804	353440	Krasnodar Kray	Anapa	ul. Lenina, 14	+7(86133) 4-54-16
Tuapse Branch of Sberbank No.1805	352800	Krasnodar Kray	Tuapse	ul. K. Marksa, 36	+7(86167) 3-04-03
Central Branch of Sberbank No.1806	354000	Krasnodar Kray	Sochi	ul. Gorkogo, 36	+7(8622) 62-28-29
Gelendzhik Branch of Sberbank No.1807	353460	Krasnodar Kray	Gelendzhik	ul. Kirova, 56	+7(86141) 3-17-80
Pavlovskaya Branch of Sberbank No.1813	352040	Krasnodar Kray	Pavlovskaya	ul. Pushkina, 245	+7(86191) 5-44-98
Korenovsk Branch of Sberbank No.1814	353158	Krasnodar Kray	Korenovsk	ul. Krasnaya, 108	+7(86142) 4-54-84
Ust-Labinsk Branch of Sberbank No.1815	352330	Krasnodar Kray	Ust-Labinsk	ul. Krasnaya, 287A	+7(86135) 4-13-42
Timashevsk Branch of Sberbank No.1816	352700	Krasnodar Kray	Timashevsk	ul. Lenina, 154A	+7(86130) 4-41-41
Slavyansk Branch of Sberbank No.1818	353560	Krasnodar Kray	Slavyansk-na-Kubani	ul. Krasnaya, 68	+7(86146) 2-40-37
Armavirskoe Branch of Sberbank No.1827	352931	Krasnodar Kray	Armavir	ul. Shaumyana, 6	+7(86137) 4-29-83

BRANCH NAME	POSTAL CODE	CONSTITUENT ENTITY OF RUSSIA	CITY/TOWN	ADDRESS STREET NAME	TELEPHONE NUMBER
Lazarevskoe Branch of Sberbank No.1849	354217	Krasnodar Kray	Lazarevskoe	ul. Pavlova, 87A	+7(8622) 72-16-46
Krymsk Branch of Sberbank No.1850	353380	Krasnodar Kray	Krymsk	ul. Lenina, 217	+7(86131) 4-63-88
Labinsk Branch of Sberbank No.1851	352500	Krasnodar Kray	Labinsk	ul. Konstantinova, 86	+7(86169) 2-79-03
Predgornoe Branch of Sberbank No.1853	352690	Krasnodar Kray	Apsheronsk	ul. Klubnaya, 25	+7(86152) 2-27-42
Predgornoe Branch of Sberbank No.1853	353290	Krasnodar Kray	Goryachy Klyuch	ul. Lenina, 96	+7(86159) 4-30-62
Predgornoe Branch of Sberbank No.1853	352630	Krasnodar Kray	Belorechensk	ul. Gogolya, 51	+7(86155) 2-56-52
Novokubansk Branch of Sberbank No.5213	352240	Krasnodar Kray	Novokubansk	ul. Pervomayskaya, 95	+7(86195) 3-29-99
Povolzhsky Head Office of Sberbank	443011	Samara Region	Samara	ul. Novo-Sadovaya, 305	+7(8462) 98-19-37
Volgograd Branch of Sberbank No.8621	400005	Volgograd Region	Volgograd	ul. Kommunisti-cheskaya, 40	+7(8442) 74-20-91
Saratov Branch of Sberbank No.8622	410600	Saratov Region	Saratov	ul. Vavilova, 1/7	+7(8452) 50-82-03
Orenburg Branch of Sberbank No.8623	461300	Orenburg Region	Orenburg	ul. Volodarskogo, 16	+7(3532) 72-52-86
Penza Branch of Sberbank No.8624	440600	Penza Region	Penza	ul. Suvorova, 81	+7(8412) 42-98-98
Astrakhan Branch of Sberbank No.8625	414000	Astrakhan Region	Astrakhan	ul. Kirova, 41	+7(8512) 32-11-44
Ulyanovsk Branch of Sberbank No.8588	432700	Ulyanovsk Region	Ulyanovsk	ul. Engelsa, 15	+7(8422) 41-32-67
North West Head Office of Sberbank	191124	St. Petersburg	Sankt-Peter-burg	ul. Krasnogo Tek-stilschika, 2	+7(812) 329-86-53
Kaliningrad Branch of Sberbank No.8626	236006	Kalinigrad Region	Kaliningrad	prospekt Moskovsky, 24	+7(4112) 35-17-10
Murmansk Branch of Sberbank No.8627	183038	Murmansk Region	Murmansk	prospekt Lenina, 37	+7(8152) 28-03-78
Karelian Branch of Sberbank No.8628	185035	Karelian Repub-lic	Petrozavodsk	ul. Antikaynena, 2	+7(8142) 71-94-10
Novgorod Branch of Sberbank No.8629	173025	Novgorod Region	Veliky Novgorod	prospekt Mira, 44/20	+7(81629) 8-62-30
Pskov Branch of Sberbank No.8630	180000	Pskov Region	Pskov	prospekt Oktyabrsky, 23/25	+7(8112) 19-88-48
Far East Head Office of Sberbank	680011	Khabarovsk Kray	Khabarovsk	ul. Brestskaya, 4	+7(4212) 78-32-35
Nikolaevsk Branch of Sberbank No.692	682460	Khabarovsk Kray	Nikolaevsk-na-Amure	ul. Kantera, 29	+7(2352) 2-37-64
Sovetskaya Gavan Branch of Sberbank No.4154	682880	Khabarovsk Kray	Sovetskaya Gavan	Ploschad Pobedy, 7	+7(238) 4-46-32
Central Branch of Sberbank No.4205	681017	Khabarovsk Kray	Komso-molsk-na-Amure	ul. Alleya Truda, 57/8	+7(27) 57-82-56

BRANCH NAME	POSTAL CODE	CONSTITUENT ENTITY OF RUSSIA	ADDRESS		TELEPHONE NUMBER
			CITY/TOWN	STREET NAME	
Chegdomyn Branch of Sberbank No.5529	682030	Khabarovsk Kray	Chegdomyn	ul. Tsentralnaya, 48	+7(249) 5-48-49
Birobidzhan Branch of Sberbank No.4157	682200	Jewish Autonomous Region	Birobidzhan	ul. Sholom-Aleykhema, 16	+7(42622) 4-02-09
Ussurysk Branch of Sberbank No.4140	69251	Primorsky Kray	Ussurysk	ul. Oktyabrskaya, 56	+7(4234) 32-29-40
Spassk Branch of Sberbank No.4141	692245	Primorsky Kray	Spassk-Dalny	ul. Leninskaya, 42	+7(42352) 2-29-43
Dalnerechensk Branch of Sberbank No.4155	692100	Primorsky Kray	Dalnerechensk	ul. Lenina, 61	+7(42356) 2-20-66
Arsenyev Branch of Sberbank No.7718	692337	Primorsky Kray	Arsenyev	ul. Leninskaya, 10B	+7(42361) 4-46-62
Nakhodka Branch of Sberbank No.7151	692904	Primorsky Kray	Nakhodka	ul. Portovaya, 3	+7(4236) 67-90-41
Primorskoe Branch of Sberbank No.8635	690950	Primorsky Kray	Vladivostok	ul. Semenovskaya, 22	+7(4232) 42-20-15
Okha Branch of Sberbank No.4170	694460	Sakhalinskaya Region	Okha	ul. Sovetskaya, 32	+7(42437) 2-36-79
Poronaysk Branch of Sberbank No.7311	694240	Sakhalinskaya Region	Poronaysk	ul. Oktyabrskaya, 68	+7(42431) 5-08-83
Kurilsk Branch of Sberbank No.7320	694530	Sakhalinskaya Region	Kurilsk	ul. Kurilskaya, 5	+7(42454) 4-21-70
Yuzhno-Sakhalinsk Branch of Sberbank No.8567	693020	Sakhalinskaya Region	Yuzhno-Sakhalinsk	ul. Amurskaya, 61	+7(4242) 77-11-49
Svobodny Branch of Sberbank No.1456	676450	Amurskaya Region	Svobodny	ul. Lenina, 79	+7(41643) 2-57-08
Tynda Branch of Sberbank No.3707	676080	Amurskaya Region	Tynda	ul. Krasnaya Presnya, 1	+7(41656) 3-28-74
Belogorskoe Branch of Sberbank No.4133	676850	Amurskaya Region	Belogorsk	ul. Lenina, 55	+7(41641) 2-33-22
Zeyskoe Branch of Sberbank No.4159	676244	Amurskaya Region	Zeya	Mikrorayon Svetly, 55	+7(41658) 2-40-67
Selemdzhinskoe Branch of Sberbank No.4163	676560	Amurskaya Region	Ekimchan	ul. Komsomolskaya, 16	+7(41646) 2-15-85
Blagoveschensk Branch of Sberbank No.8636	675000	Amurskaya Region	Blagoveschensk	ul. Zeyskaya, 240	+7(4162) 59-50-14
North Head Office of Sberbank	150028	Yaroslavl Region	Yaroslavl	prospekt Oktyabrya, 8	+7(4852) 40-77-44
Arkhangelsk Branch of Sberbank No.8637	163061	Arkhangelskaya Region	Arkhangelsk	prospekt Lomonosova, 137	+7(8182) 65-66-51
Nyandoma Branch of Sberbank No.1552	164200	Arkhangelskaya Region	Nyandoma	ul. Vokzalnaya, 11	+7(81838) 6-24-92
Onega Branch of Sberbank No.4059	164840	Arkhangelskaya Region	Onega	ul. Arkhangelskaya, 10	+7(81839) 7-59-79
Onega Branch of Sberbank No.4059/066	164260	Arkhangelskaya Region	Plesetsk	ul. Lenina, 27	+7(81832) 7-10-81
Onega Branch of Sberbank No.4059/075	164170	Arkhangelskaya Region	Mirny	ul. Lenina, 33	+7(81834) 5-04-46

BRANCH NAME	POSTAL CODE	CONSTITUENT ENTITY OF RUSSIA	CITY/TOWN	ADDRESS STREET NAME	TELEPHONE NUMBER
Velsk Branch of Sberbank No.4065	165150	Arkhangelskaya Region	Velsk	ul. Dzerzhinskogo, 58	+7(81836) 6-16-32
Kotlas Branch of Sberbank No.4090	165300	Arkhangelskaya Region	Kotlas	ul. Kuznetsova, 16	+7(81837) 5-24-02
Kotlas Branch of Sberbank No.4090 (dop. Ofis)	165651	Arkhangelskaya Region	Koryazhma	ul. Kirova, 29	+7(81837) 3-01-63
Severodvinsk Branch of Sberbank No.5494	164501	Arkhangelskaya Region	Severodvinsk	ul. Plyusnina, 11	+7(8184) 58-15-98
Novodvinsk Branch of Sberbank No.8218	164900	Arkhangelskaya Region	Novodvinsk	ul. Sovetov, 7	+7(81852) 4-58-32
Nenets Branch of Sberbank No.1582	166000	Nenets Autonomous Okrug	Naryan-Mar	ul. Lenina, 16	+7(81853) 4-24-43
Vologda Branch of Sberbank No.8638	160035	Vologda Region	Vologda	ul. Predtechenskaya, 33	+7(8172) 72-83-17
Ivanovo Branch of Sberbank No.8639	153009	Ivanovo Region	Ivanovo	ul. Lezhnevskaya, 159	+7(4932) 24-03-46
Kostroma Branch of Sberbank No.8640	156005	Kostroma Region	Kostroma	ul. Nikitskaya, 33	+7(4942) 39-03-49
North-Caucasus Bank	355035	Stavropol Kray	Stavropol	ul. Lenina, 361	+7(8652) 30-83-31
Budennovsk Branch of Sberbank No.1812	356800	Stavropol Kray	Budennovsk	ul. Oktyabrskaya, 59/61	+7(86559) 4-26-59
Blagodarny Branch of Sberbank No.1860	356420	Stavropol Kray	Blagodarny	ul. Sovetskaya, 363A	+7(886549) 2-13-40
Georgievsk Branch of Sberbank No.1811	357820	Stavropol Kray	Georgievsk	ul. Kalinina, 11	+7(87951) 2-87-96
Kirovskoe Branch of Sberbank No.5231	357300	Stavropol Kray	Novopavlovsk	Pl. Lenina, –	+7(87938) 2-26-74
Izobilny Branch of Sberbank No.1858	356140	Stavropol Kray	Izobilny	ul. Proletarskaya, 51	+7(86545) 2-48-53
Ipatovo Branch of Sberbank No.1856	356630	Stavropol Kray	Ipatovo	ul. Gagarina, 67a	+7(865-42) 2-43-26
Nevinnomyssk Branch of Sberbank No.1583	357100	Stavropol Kray	Nevinnomyssk	ul. Gagarina, 55	+7(86554) 3-91-69
Novoaleksandrovsk Branch of Sberbank No.1587	356000	Stavropol Kray	Novoaleksandrovsk	Per. Shevchenko, 1	+7(86544) 3-10-08
Neftekumsk Branch of Sberbank No.7908	356880	Stavropol Kray	Neftekumsk	prospekt Neftyanikov, 5	+7(86558) 3-64-57
Petrovskoe Branch of Sberbank No.1859	356530	Stavropol Kray	Svetlograd	ul. Pushkina, 8	+7(86552) 3-49-66
Pyatigorskoe Branch of Sberbank No.0030	357500	Stavropol Kray	Pyatigorsk	prospekt Kirova, 59	+7(87933) 2-12-35
Sovetskoe Branch of Sberbank No.1872	357910	Stavropol Kray	Zelenokumsk	Pl. Lenina, 3	+7(86552) 6-46-69
Shpakovskoe Branch of Sberbank No.5230	356240	Stavropol Kray	Mikhaylovsk	ul. Lenina, 121	+7(86553) 6-09-91
Dagestan Branch of Sberbank No.8590	367000	Dagestan Republic	Makhachkala	ul. Korkmasova, 11A	+7(8722) 67-60-86
Ingush Branch of Sberbank No.8633	366720	Ingush Republic	Nazran	ul. Moskovskaya, 27	+7(8732) 22-92-69

BRANCH NAME	POSTAL CODE	CONSTITUENT ENTITY OF RUSSIA	CITY/TOWN	ADDRESS STREET NAME	TELEPHONE NUMBER
Kabardino-Balkar Branch of Sberbank No.1861	360000	Kabardino-Balkar Republic	Nalchik	ul. Khuranova, 9	+7(8662) 40-47-95
Karachai-Cherkessk Branch of Sberbank No.8585	369000	Karachai-Cherkess Republic	Cherkessk	ul. Krasnoarmeyskaya, 66	+7(87822) 5-32-94
Kalmyk Branch of Sberbank No.8579	358000	Kalmyk Republic	Elista	ul. Bratyev Alekhinykh, 29	+7(84722) 2-78-54
Severo-Osetinskoe Branch of Sberbank No.8632	362003	North-Ossetian Alania Republic	Vladikavkaz	ul. Kotsoeva, 68	+7(8672) 53-25-54
Omsk Branch of Sberbank No.8634	644024	Omsk Region	Omsk	ul. Marshala Zhukova, 4/1	+7(3812) 39-07-85
Tyumen City Branch No.29	625048	Tyumen Region	Tyumen	ul. Melnikayte, 54	+7(3452) 36-12-13
Ishim Branch of Sberbank No.577	627750	Tyumen Region	Ishim	ul. Rokossovskogo, 15	+7(34551) 7-14-74
Zavodoukovsk Branch of Sberbank No.7917	627140	Tyumen Region	Zavodoukovsk	ul. Glazunovskaya, 1	+7(34542) 6-02-26
West-Siberian Bank of Sberbank	625023	Tyumen Region	Tyumen	ul. Rizhskaya, 61	+7(3452) 41-98-77
Tobolsk Branch No.58	626150	Tyumen Region	Tobolsk	ul. Remezova, 124	+7(34511) 4-15-83
Tyumen Branch of Sberbank No.5772	625008	Tyumen Region	Tyumen	ul. Moskovsky Trakt, 14A	+7(3452) 24-18-14
Khanty-Mansiysk Branch of Sberbank No.1791	628011	KhMAO	Khanty-Mansysk	ul. Dzerzhinskogo, 16	+7(34671) 2-90-02
Surgut Branch of Sberbank No.5940	628400	KhMAO	Surgut	ul. Dzerzhinskogo, 5	+7(3462) 23-03-47
Uray Branch No.7961	628285	KhMAO	Uray	ul. Lenina, 90	+7(34676) 2-63-72
Nefteyugansk Branch of Sberbank No.7962	628300	KhMAO	Nefteyugansk	Mikrorayon 1, 25	+7(3461) 22-65-82
Nizhnevartovsk Branch No.5939	628615	KhMAO	Nizhnevartovsk	ul. Internatsionalnaya, 10	+7(3466) 44-65-78
Sovetsky Branch of Sberbank No.7892	628240	KhMAO	Sovetsky	ul. Sovetskaya, 12A	+7(34675) 3-39-65
Megion Branch of Sberbank No.8564	628680	KhMAO	Megion	ul. Neftyanikov, 33	+7(34663) 3-90-32
Kogalym Branch of Sberbank No.8413	628481	KhMAO	Kogalym	ul. Molodezhnaya, 18	+7(34667) 2-85-18
Nyagan Branch of Sberbank No.8448	628181	KhMAO	Nyagan	mkr 1, 33, blok 1	+7(34672) 5-45-58
Beloyarsky Branch of Sberbank No.8540	628162	KhMAO	Beloyarsky	mkr 3, 31	+7(34670) 2-21-92
Salekhard Branch of Sberbank No.1790	629008	KhMAO	Salekhard	ul. Respubliki, 41	+7(34922) 3-27-45
Nadym Branch of Sberbank No.8028	629730	YaNAO	Nadym	prospekt Leningradsky, 11	+7(34995) 3-73-18
Labytnangi Branch No.8291	629400	YaNAO	Labytnangi	ul. Pervomayskaya, 27	+7(34992) 5-77-02
Novy Urengoy Branch of Sberbank No.8369	629300	YaNAO	Novy Urengoy	mkr Mirny , 6	+7(34949) 7-37-62
Noyabrsk OSB	629810	YaNAO	Noyabrsk	ul. Mira, 76	+7(3496) 35-43-57
Gubkinsky Branch of Sberbank No.8495	629830	YaNAO	Gubkinsky	mkr 9, 11	+7(34936) 3-37-38